Form 40-F
TORONTO DOMINION BANK
filed 2003-01-24
CIK 947263

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐    Registration statement pursuant to section 12 of the
Securities Exchange Act of 1934

or

☒    Annual report pursuant to section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended October 31, 2002	Commission File Number 1-14446
The Toronto-Dominion Bank
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
6029
(Primary Standard Industrial Classification Code Number (if applicable))
13-5640479
(I.R.S. Employer Identification Number (if applicable))
P.O. Box 1 Toronto Dominion Center Toronto, Ontario M5K 1A2 (416) 308-6963
(Address and telephone number of Registrant's principal executive offices)
Victor Huebner, The Toronto-Dominion Bank 31 West 52nd Street New York, NY 10019-6101 (212) 468-0610
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	645,399,134
Class A First Preferred Shares, Series G	7,000,000
Class A First Preferred Shares, Series H	9,000,000
Class A First Preferred Shares, Series I	16,065
Class A First Preferred Shares, Series J	16,383,935
Class A First Preferred Shares, Series K	6,000,000
Class A First Preferred Shares, Series L	2,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

INCORPORATION BY REFERENCE

The Exhibits to this report are incorporated by reference.

40-F

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE TORONTO-DOMINION BANK
DATE: January 24, 2003.	By:	/s/ CHRISTOPHER A. MONTAGUE
	Name:	Christopher A. Montague
	Title:	Executive Vice President, General Counsel and Secretary

CERTIFICATIONS

I, W. Edmund Clark, President and Chief Executive Officer, certify that:

1.
I have reviewed this annual report on Form 40-F of The Toronto-Dominion Bank;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.
The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (and persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6.
The Registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 24, 2003.

/s/ W. EDMUND CLARK
Name:	W. Edmund Clark
Title:	President and Chief Executive Officer

I, Daniel A. Marinangeli, Executive Vice President and Chief Financial Officer, certify that:

1.
I have reviewed this annual report on Form 40-F of The Toronto-Dominion Bank;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.
The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (and persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6.
The Registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 24, 2003.

/s/ DANIEL A. MARINANGELI
Name:	Daniel A. Marinangeli
Title:	Executive Vice President and Chief Financial Officer

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

THE TORONTO-DOMINION BANK

EXHIBITS

INDEX TO EXHIBITS

No.	Exhibits
1.	Annual Information Form dated January 24, 2003
2.	Management's Discussion and Analysis
3.	2002 Annual Statement / Financial Results
4.	10-year statistical review and Reported quarterly results
5.	Independent Auditor's Report of Ernst & Young LLP dated November 27, 2002 and Comments by Auditor for U.S. readers on Canada-U.S. reporting difference
6.	Consent of the Independent Auditor dated January 24, 2003
7.	Consent of Ernst & Young LLP and PricewaterhouseCoopers LLP dated January 24, 2003
8.	Consent of Ernst & Young LLP and KPMG LLP dated January 24, 2003

QuickLinks

INCORPORATION BY REFERENCE
40-F
UNDERTAKING
SIGNATURES
CERTIFICATIONS
INDEX TO EXHIBITS