Form 40-F
period 2003-10-31
TORONTO DOMINION BANK
filed 2003-12-15
CIK 947263

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐ Registration statement pursuant to section 12 of the
Securities Exchange Act of 1934

or

☒ Annual report pursuant to section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number
October 31, 2003	1-14446

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

c/o General Counsel's Office
P.O. Box 1
Toronto Dominion Centre
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

Common Shares	656,260,564
Class A First Preferred Shares, Series H	9,000,000
Class A First Preferred Shares, Series I	16,065
Class A First Preferred Shares, Series J	16,383,935
Class A First Preferred Shares, Series M	14,000,000
Class A First Preferred Shares, Series N	8,000,000

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

Disclosure Controls and Procedures and
Changes in Internal Control Over Financial Reporting.

The disclosure provided on page 17 of Exhibit 2: Management's Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert.

The disclosure provided under the heading Corporate Governance — The Audit Committee and the Shareholders' Auditors in Exhibit 4: Corporate Governance Disclosure is incorporated by reference herein.

Code of Ethics.

The Registrant has adopted the TD Bank Financial Group Guidelines of Conduct as its code of ethics applicable to the Registrant's President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Vice President and Chief Accountant. The Registrant undertakes to provide a copy of its code of ethics to any person without charge upon request. Such request may be made by mail, fax or email to:

        The Toronto-Dominion Bank
        Shareholder Relations
        P.O. Box 1, TD Centre
        12th Floor, TD Tower
        Toronto, Ontario, Canada
        M5K 1A2
        fax: 416-982-6166
        email: tdshinfo@td.com

Principal Accountant Fees and Services.

The disclosure provided in Table 10 on page 49 of Exhibit 2: Management's Discussion and Analysis is incorporated by reference herein.

Off-balance Sheet Arrangements.

The disclosure provided on page 15 of Exhibit 2: Management's Discussion and Analysis is incorporated by reference herein.

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

THE TORONTO-DOMINION BANK
DATE: DECEMBER 15, 2003	By:	/s/ CHRISTOPHER A. MONTAGUE Name: Christopher A. Montague Title: Executive Vice President, General Counsel and Secretary

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

ANNUAL REPORT PURSUANT TO
SECTION 13(a) or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

THE TORONTO-DOMINION BANK

EXHIBITS

INDEX TO EXHIBITS

No.	Exhibits
1	Annual Information Form
2	President and CEO's Message
3	Management's Discussion and Analysis
4	2003 Annual Statement
5	Quarterly results
6	Corporate Governance Disclosure
7	Senior officers
8	Independent auditors' report to the directors of Ernst & Young LLP and PricewaterhouseCoopers dated November 26, 2003 and Comments by auditors for U.S. readers on Canada-U.S. reporting difference
9	Consent of the Independent Auditors dated December 15, 2003
10	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
11	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002