Form 40-F
period 2005-10-31
TORONTO DOMINION BANK
filed 2005-12-12
CIK 947263

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐  Registration statement pursuant to section 12 of the
Securities Exchange Act of 1934

or

 ☒ Annual report pursuant to section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number
October 31, 2005	1-14446

The Toronto-Dominion Bank
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

6029
(Primary Standard Industrial Classification Code Number (if applicable))

13-5640479
(I.R.S. Employer Identification Number (if applicable))

c/o General Counsel’s Office P.O. Box 1 Toronto Dominion Centre Toronto, Ontario M5K 1A2 (416) 308-6963
(Address and telephone number of Registrant’s principal executive offices)

Brendan O’Halloran, The Toronto-Dominion Bank 31 West 52nd Street New York, NY 10019-6101 (212) 827-7000
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	712,782,856
Class A First Preferred Shares, Series I	16,065
Class A First Preferred Shares, Series M	14,000,000
Class A First Preferred Shares, Series N	8,000,000
Class A First Preferred Shares, Series O	17,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82- ______________	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required tobe filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Disclosure Controls and Procedures and
Changes in Internal Control Over Financial Reporting.

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures on page 70 of Exhibit 2: Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert.

The disclosure provided under the heading Corporate Governance - The Audit Committee and the Shareholders’ Auditors on page 12 of Exhibit 4: Corporate Governance Disclosure is incorporated by reference herein.

Code of Ethics.

The Registrant has adopted the TD Bank Financial Group Guidelines of Conduct as its code of ethics applicable to the Registrant’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Vice President and Chief Accountant. The Registrant undertakes to provide a copy of its code of ethics to any person without charge upon request. Such request may be made by mail, fax or email to:

The Toronto-Dominion Bank
Shareholder Relations
P.O. Box 1, TD Centre
12th Floor, TD Tower
Toronto, Ontario, Canada
M5K 1A2
fax: 416-982-6166
email:     tdshinfo@td.com

Principal Accountant Fees and Services.

The disclosure provided under the heading Accounting Standards and Policies - Bank’s Auditors on page 70 of Exhibit 2: Management’s Discussion and Analysis is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Accounting Standards and Policies - Bank’s Auditors on page 70 of Exhibit 2: Management’s Discussion and Analysis is incorporated by reference herein.

Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees

N/A

Off-balance Sheet Arrangements.

The disclosure provided under the heading Group Financial Condition - Off-balance Sheet Arrangements on pages 53 to 55 of Exhibit 2: Management’s Discussion and Analysis is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations.

The disclosure provided in Table 31 on page 55 of Exhibit 2: Management’s Discussion and Analysis is incorporated by reference herein.

Identification of the Audit Committee.

The disclosure provided on pages 9 and 10 of Exhibit 1: Annual Information Form identifying the Bank’s Audit Committee is incorporated by reference herein.

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

THE TORONTO-DOMINION BANK

DATE: December 12, 2005	By:	/s/ CHRISTOPHER A. MONTAGUE
	Name:	Christopher A. Montague
	Title:	Executive Vice President and General Counsel

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Form 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934
_______________________________________

THE TORONTO-DOMINION BANK
________________________________________

EXHIBITS
_________________________________________

INDEX TO EXHIBITS

No.	Exhibits
1.	Annual Information Form
2.	Management’s Discussion and Analysis
3.	2005 Annual Statement and Principal Subsidiaries
4.	Corporate Governance Disclosure
5.	Senior Officers
6.	Corporate Responsibility Report 2005
7.	Independent Auditors’ Report to the Directors of Ernst & Young LLP and PricewaterhouseCoopers LLP dated November 22, 2005 and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
8.	Consent of the Independent Auditors dated December 12, 2005
9.	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
10.	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 1

ANNUAL INFORMATION FORM

The Toronto-Dominion Bank

Toronto-Dominion Centre

Toronto, Ontario, Canada

M5K 1A2

December 8, 2005

Documents Incorporated by Reference

Portions of the Annual Information Form (“AIF”) are disclosed in the Annual Report to Shareholders for the year ended October 31, 2005 (“Annual Report”) and are incorporated by reference into the AIF.

	Page Reference
	Annual	Incorporated by
	Information	Reference from the
	Form	Annual Report
CORPORATE STRUCTURE
Name, Address and Incorporation	1
Intercorporate Relationships		110-111

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	1	25-42

DESCRIPTION OF THE BUSINESS
Review of Business, including Foreign Operations		14-40
Competition	2
Intangible Properties		82
Economic Dependence		64-65
Average Number of Employees	2
Lending		44-50, 58-60, 61-63
Reorganizations	2
Social and Environmental Policies		120
Risk Factors	3	56-66

DIVIDENDS
Dividends per Share	3
Dividend Policy and Restrictions		52, 87-88

CAPITAL STRUCTURE
Common Shares	4	87-88
Preferred Shares	4	85-88
Constraints	5
Ratings	5

MARKET FOR SECURITIES OF THE BANK
Market Listings	6
Trading Price and Volume	6
Prior Sales	7

DIRECTORS AND OFFICERS
Directors and Board Committees of the Bank	7	9-12
Audit Committee	9	11-12, 70
Executive Officers of the Bank	10	118-119
Shareholdings of Directors and Executive Officers	11
Additional Disclosure for Directors and Executive Officers	11

LEGAL PROCEEDINGS	12

INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS	12

TRANSFER AGENTS AND REGISTRARS
Transfer Agent	12
Co-transfer Agent and Registrar	12
Shareholder Service Agent in Japan	13

MATERIAL CONTRACTS	13

INTERESTS OF EXPERTS
Names of Experts	14
Interests of Experts	14

ADDITIONAL INFORMATION	15

Unless otherwise specified, this AIF presents information as at October 31, 2005.

(i)

Caution regarding Forward-Looking Statements

From time to time, The Toronto-Dominion Bank (the “Bank”) makes written and oral forward-looking statements, including in this Annual Information Form, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational and other risks discussed in the management discussion and analysis section of the Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank’s ability to execute its growth and acquisition strategies including those of its subsidiaries; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank’s businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, please see the discussion starting on page 56 of the Annual Report concerning the effect certain key factors could have on actual results. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

(ii)

CORPORATE STRUCTURE

Name, Address and Incorporation

The Toronto-Dominion Bank (the “Bank”) and its subsidiaries are collectively known as “TD Bank Financial Group”. The Bank, a Schedule 1 chartered bank subject to the provisions of the Bank Act of Canada (the “Bank Act”), was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank’s head office is located at Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario, M5K 1A2.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2005, the Bank was the third largest Canadian bank in terms of market capitalization. From 2002 to 2005, the Bank’s assets have grown on average 9.8% annually to a total of $365.2 billion at the end of fiscal 2005. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. For additional information on the Bank’s businesses, see pages 25 - 39 of the Annual Report.

In the first half of fiscal 2003, the Bank restructured the international wealth management business of TD Waterhouse. Restructuring plans included: streamlining of TD Waterhouse International’s United Kingdom operations; steps taken regarding strategic initiatives such as joint ventures in India, Singapore, Hong Kong and Luxembourg; and the sale of TD Waterhouse discount brokerage operations in Australia. The Bank also announced the restructuring of its U.S. equity options business. The Bank exited the options trading business in Philadelphia and San Francisco but continues to have a strong presence on the Chicago and American stock exchanges.

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

On January 20, 2004, Meloche Monnex Inc., an affiliate of the Bank, announced the signing of an agreement to acquire the Canadian personal lines property and casualty operations (automobile and homeowners insurance) of Boston-based Liberty Mutual Group. Meloche Monnex is Canada's largest direct-response property and casualty insurer and one of the country's top three property and casualty insurers in personal lines, with a total of $1.7 billion in written premiums. The transaction closed in April 2004.

On March 1, 2005, the Bank completed the transaction to acquire a 51% stake in Banknorth Group, Inc. to create TD Banknorth. TD Banknorth is a U.S.-based personal, small business, and commercial banking business which offers a wide range of services including savings and chequing accounts, mortgages, credit cards, lines of credit, insurance, investment planning and wealth management services. TD Banknorth operates in New England and upstate New York through over 400 branches and 550 ATMs, also offering online banking services.

During March 2005, TD Banknorth completed a share repurchase of 15.3 million shares. As a result of this share repurchase, the Bank increased its ownership of TD Banknorth by 4.5% to 55.5%.

At the end of the second quarter of 2005, a strategic decision was made to reposition the global capital markets businesses, reducing the focus on the less profitable and more complex products in order to dedicate resources on growing the more profitable parts of the business.

On June 22, 2005 the Bank announced its intention to sell its U.S. brokerage business, TD Waterhouse U.S.A. to Ameritrade Holding Corporation in exchange for approximately a 32% ownership in the combined legal entity. As part of the transaction, promptly after closing the Bank has agreed to tender for an additional 7.9% of the shares which, if successful, would bring the Bank’s total holdings to 39.9%. The new entity will operate under the name TD Ameritrade. The transaction is currently expected to result in a net gain on sale of approximately U.S.$900 million after-tax subject to the value of Ameritrade’s share price at closing. The Bank intends to account for its investment in TD Ameritrade using the equity method of accounting. Also on June 22, 2005, the Bank announced its intention to purchase 100% of Ameritrade’s Canadian brokerage operations for U.S.$60 million cash consideration. Both transactions are expected to close early in calendar 2006 subject to Canadian and U.S. regulatory approvals and Ameritrade shareholder approval.

On July 12, 2005, TD Banknorth announced an agreement to acquire Hudson United Bancorp (“Hudson”) for total consideration of approximately U.S.$1.9 billion, consisting of cash consideration of approximately U.S.$950 million and the remainder in TD Banknorth common shares. The cash consideration is to be funded by the sale of TD Banknorth common shares to the Bank. The transaction is expected to close early in calendar 2006 and is subject to approvals by shareholders of Hudson and TD Banknorth as well as regulatory approvals. TD Banknorth will consolidate the financial results of Hudson. On a proforma basis, based on the number of TD Banknorth shares outstanding on June 30, 2005, the Bank’s proportionate ownership interest in TD Banknorth will decrease slightly after giving effect to the transaction which will result in an approximate $80 million dilution loss. The Bank also announced its intention to at least maintain its ownership of TD Banknorth at the level prior to the acquisition of Hudson through TD Banknorth share repurchases or open market purchases, in each case subject to regulatory requirements, or to potentially increase its position as market conditions warrant.

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

Average Number of Employees

In fiscal 2005, the Bank had an average number of employees of 50,991.

Reorganizations (within the last three years)

Pursuant to the Sale and Purchase Agreement with Ameritrade (described in more detail under the heading “Material Contracts” on page 13), TD Waterhouse Group, Inc., also referred to as TD Waterhouse, agreed to conduct a reorganization in which it would transfer its Canadian retail securities brokerage business and TD Waterhouse Bank, N.A. to the Bank such that at the time of the consummation of the Ameritrade share purchase, TD Waterhouse would retain only its United States retail securities brokerage business. TD Waterhouse also agreed to distribute to the Bank any excess capital of TD Waterhouse above certain thresholds prior to the consummation of the Ameritrade share purchase.

Risk Factors

Financial services involves prudently taking risks in order to generate profitable growth. The Bank’s goal is to earn stable and sustainable returns from its various businesses while managing risks within acceptable limits. The businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. The Bank responds by developing business and risk management strategies for the various business units taking into consideration the risks and business environment in which they operate.

The Bank is exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. These risks include: credit risk, market risk, operational risk, insurance risk, regulatory and legal risk, reputational risk and liquidity risk. This framework forms the foundation for the setting of appropriate risk oversight processes and the consistent communication and reporting of key risks that could have an impact on the achievement of the business objectives and strategies.

Industry and Bank-specific risks and uncertainties may impact materially on the Bank’s future results. Industry risks include general business and economic conditions in the regions in which the Bank conducts business, currency rates, monetary policies of the Bank of Canada and Federal Reserve System in the United States, level of competition, changes in laws and regulations, legal proceedings, and accuracy and completeness of information on customers and counterparties. Bank-specific risks include the Bank’s ability to adapt products and services to evolving industry standards, its ability to successfully complete and integrate acquisitions, its ability to attract and retain key executives and the disruption of key components of the Bank’s business infrastructure.

Further explanation of the types of risks cited above and the ways in which the Bank manages them can be found in the Management Discussion and Analysis in pages 56 - 66 of the Annual Report, which are incorporated by reference. The Bank cautions that the preceding discussion of risk is not exhaustive. When considering whether to purchase securities of the Bank, investors and others should carefully consider these factors as well as other uncertainties, potential events and industry- and Bank-specific factors that may adversely impact the Bank’s future results.

DIVIDENDS

Dividends per Share

	2005	2004	2003
Common Shares	$1.58	$1.36	$1.16

Preferred Shares
Series G	-	-	U.S.$0.68
Series H	-	$0.90	$1.78
Series I	$0.04	$0.04	$0.04
Series J	$1.28	$1.28	$1.28
Series K	-	-	$0.47
Series L	-	-	U.S.$0.41
Series M	$1.18	$1.18	$0.86
Series N	$1.15	$1.15	$0.58

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

On February 3, 2003, the Bank issued 14,000,000 Class A First Preferred Shares, Series M.

On April 30, 2003, the Bank issued 8,000,000 Class A First Preferred Shares, Series N.

On May 1, 2003, the Bank redeemed all its 7,000,000 outstanding Class A First Preferred Shares, Series G.

On May 3, 2004, the Bank redeemed all its 9,000,000 outstanding Class A First Preferred Shares, Series H.

On October 31, 2005, the Bank redeemed all its 16,383,935 outstanding Class A First Preferred Shares, Series J.

On November 1, 2005, the Bank issued 17,000,000 Class A First Preferred Shares, Series O. The Series O Preferred Shares will pay a dividend of $0.299803 per share on January 31, 2006 and commencing January 31, 2006, quarterly cash dividends will be $0.303125 per share.

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

Preferred Shares

The Class A First Preferred Shares (the “Preferred Shares”) of the Bank may be issued from time to time, in one or more series, with such rights, privileges, restrictions and conditions as the Board of Directors of the Bank may determine.

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

Ratings

	Dominion Bond Rating Service	Moody’s Investor Services	Standard & Poor’s	Fitch
Long Term Debt (deposits)	AA (low)	Aa3	A+	AA -
Subordinated Debt	A (high)	A1	A	A +
Short Term Debt (deposits)	R-1 (mid)	P-1	A-1	F-1+
Preferred Shares	Pfd-1 (low)	A2	P-1 (low)

The AA (low) rating assigned by Dominion Bond Rating Service Limited (“DBRS”) to the Bank’s long term debt and the A (high) rating assigned to the Bank’s subordinated debt are the second and third highest ratings, respectively, of DBRS’s ten rating categories for long term debt obligations, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of the securities being rated within a particular rating category. The R-1 (mid) rating assigned to short tem debt is the highest rating of DBRS’s four rating categories for short term debt obligations, which range from R-1 to D. A Pfd-1 (low) rating by DBRS is the highest of five categories granted by DBRS for preferred shares.

The A+ rating assigned by Standard & Poor’s, a division of McGraw-Hill Companies (“S&P”) to the Bank’s long term debt and the A rating assigned to the Bank’s subordinated debt are both the third highest ratings, of S&P’s ten rating categories for long term debt obligations, which range from AAA to D. Ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories. The A-1 rating assigned to short tem debt is the highest rating of S&P’s six rating categories for short term debt obligations, which range from A-1 to D. A P-1 (low) rating by S&P is the highest of five categories used by S&P in its Canadian preferred share rating scale. “High” and “low” grades may be used to indicate the relative standing of a credit within a particular rating category.

The Aa3 rating assigned by Moody’s Investor Services Inc. (“Moody’s”) to the Bank’s long term debt is the second highest, and the A1 and A2 ratings assigned to the Bank’s subordinated debt and preferred shares, respectively, are the third highest of its nine rating categories for long term debt obligations, which range from Aaa to C. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category. The P-1 rating assigned to short tem debt is the highest rating of Moody’s four rating categories for short term debt obligations, which range from P-1 to NP.

The AA- rating assigned by Fitch Ratings (“Fitch”) to the Bank’s long term debt and the A+ rating assigned to the Bank’s subordinated debt are the second and third highest ratings, respectively, of Fitch’s twelve rating categories for long term debt obligations, which range from AAA to D. A plus or minus sign may be appended to ratings from AA to CCC to denote relative status within major rating categories. The F-1+ rating assigned to short term debt is the highest rating of Fitch’s six rating categories for short term debt obligations, which range from F1 to D. A plus sign may be appended to an F1 rating class to denote relative status within the category.

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

MARKET FOR SECURITIES OF THE BANK

Market Listings

The Bank’s common shares are listed on:

the Toronto Stock Exchange
the New York Stock Exchange
the Tokyo Stock Exchange

The Bank’s preferred shares, except the Class A First Preferred Shares, Series I, are listed on the Toronto Stock Exchange.

Trading Price and Volume

Trading price and volume of the Bank’s securities:

	TORONTO STOCK EXCHANGE
		Preferred Shares
	Common Shares	Series J	Series M	Series N
November 2004
High Price ($)	49.18	26.63	27.57	27.83
Low Price ($)	45.94	26.26	26.89	26.95
Volume (’00)	275,061	529	911	2,337

December
High Price ($)	50.10	26.69	28.01	28.04
Low Price ($)	47.80	26.40	27.21	27.12
Volume (’00)	273,816	311	563	1,347

January 2005
High Price ($)	49.97	26.94	28.10	28.10
Low Price ($)	48.08	26.23	26.93	26.75
Volume (’00)	274,461	12,722	10,527	10,438

February
High Price ($)	50.90	26.59	28.10	29.00
Low Price ($)	48.15	26.22	27.30	27.46
Volume (’00)	327,669	836	9,995	15,107

March
High Price ($)	51.70	26.44	27.80	27.90
Low Price ($)	49.11	26.00	27.25	26.51
Volume (’00)	487,997	399	1,116	3,421

April
High Price ($)	51.14	26.40	27.79	27.50
Low Price ($)	49.09	25.71	26.14	26.14
Volume (’00)	305,934	12,644	20,549	16,550

	TORONTO STOCK EXCHANGE
		Preferred Shares
	Common Shares	Series J	Series M	Series N
May
High Price ($)	53.68	26.49	27.60	27.79
Low Price ($)	50.25	25.81	26.26	26.37
Volume (’00)	341,699	788	600	2,098

June
High Price ($)	56.20	26.75	28.00	28.29
Low Price ($)	52.10	26.20	27.03	26.51
Volume (’00)	368,328	5,319	36,297	632

July
High Price ($)	57.55	26.45	27.99	27.81
Low Price ($)	54.26	26.05	27.00	27.02
Volume (’00)	301,637	12,374	18,400	15,862

August
High Price ($)	56.94	26.49	27.72	27.71
Low Price ($)	54.09	26.05	27.35	27.30
Volume (’00)	341,858	503	368	1,677

September
High Price ($)	59.03	26.24	27.94	27.98
Low Price ($)	55.52	26.06	27.51	27.44
Volume (’00)	339,817	540	1,082	2,772

October
High Price ($)	58.16	26.19	27.95	27.80
Low Price ($)	54.75	25.77	27.12	27.30
Volume (’00)	279,304	14,827	21,031	19,260

Prior Sales

In the most recently completed financial year, the Bank did not issue (a) any shares that are not listed or quoted on a marketplace, or (b) any subordinated debt securities.

DIRECTORS AND OFFICERS

Directors and Board Committees of the Bank

The following table sets forth the directors of the Bank as at December 8, 2005, their present principal occupation and business and the date each became a director of the Bank.

Director Name
Principal Occupation	Director Since

William E. Bennett	May 2004
Corporate Director and retired President and Chief Executive Officer, Draper & Kramer, Inc.

Hugh J. Bolton	April 2003
Chair of the Board, EPCOR Utilities Inc. (integrated energy company)

Director Name
Principal Occupation	Director Since

John L. Bragg	October 2004
Chairman, President and Co-Chief Executive Officer,
Oxford Frozen Foods Limited
(distributor of frozen food products)

W. Edmund Clark	August 2000
President and Chief Executive Officer,
The Toronto-Dominion Bank

Marshall A. Cohen	February 1992
Counsel, Cassels Brock & Blackwell LLP
(law firm)

Wendy K. Dobson	October 1990
Professor and Director, Institute for International
Business, Joseph L. Rotman School of Management,
University of Toronto

Darren Entwistle	November 2001
President and Chief Executive Officer,
TELUS Corporation
(telecommunications company)

Donna M. Hayes	January 2004
Publisher and Chief Executive Officer,
Harlequin Enterprises Limited
(global publishing company)

Henry H. Ketcham	January 1999
Chairman of the Board, President and Chief
Executive Officer, West Fraser Timber Co. Ltd.
(integrated forest products company)

Pierre H. Lessard	October 1997
President and Chief Executive Officer, METRO INC.
(food retailer and distributor)

Harold H. MacKay	November 2004
Counsel, MacPherson Leslie & Tyerman LLP
(law firm)

Brian F. MacNeill	August 1994
Chairman of the Board, Petro-Canada
(integrated oil and gas company)

Roger Phillips	February 1994
Corporate Director and retired President and
Chief Executive Officer, IPSCO Inc.

Wilbur J. Prezzano	April 2003
Corporate Director and retired Vice Chairman,
Eastman Kodak Company

Director Name
Principal Occupation	Director Since

William J. Ryan	March 2005
Vice Chair and Group Head,
U.S. Personal and Commercial Banking,
The Toronto-Dominion Bank and
Chairman, President and Chief Executive Officer,
TD Banknorth Inc.
(banking and financial services holding company)

Helen K. Sinclair	June 1996
Chief Executive Officer, BankWorks Trading Inc.
(satellite communications company)

John M. Thompson	August 1988
Chairman of the Board,
The Toronto-Dominion Bank

Except as hereinafter disclosed, all directors have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years. Prior to his appointment as Chair of EPCOR Utilities Inc. on January 1, 2000, Mr. Hugh J. Bolton was a financial consultant and corporate director. Prior to joining the Bank on February 1, 2000, Mr. W. Edmund Clark was President and Chief Executive Officer of CT Financial Services Inc., Canada Trustco Mortgage Company and The Canada Trust Company. Until December 20, 2002 when Mr. Clark became the President and Chief Executive Officer of the Bank, he was the President and Chief Operating Officer of the Bank. Mr. Brian F. MacNeill was President and Chief Executive Officer of Enbridge Inc. (formerly IPL Energy Inc.) from April 1991 and stepped down as President in September 2000 and as Chief Executive Officer in January 2001. Mr. Roger Phillips retired as President and Chief Executive Officer of IPSCO Inc. in January 2002. Mr. John M. Thompson was the Vice Chairman of the Board of IBM Corporation from August 2000 until his retirement in September 2002. Each director will hold office until the next annual meeting of shareholders of the Bank, which is scheduled for March 30, 2006. Information concerning the nominees proposed by management for election as directors at the meeting will be contained in the proxy circular of the Bank in respect of the meeting.

Audit Committee

The Audit Committee of the Board of Directors of the Bank operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF. As at December 8, 2005, the members of the Committee were: Hugh J. Bolton (chair), William E. Bennett, John L. Bragg, Donna M. Hayes, Henry H. Ketcham and Helen K. Sinclair. The following sets out the education and experience of each director relevant to the performance of his or her duties as a member of the Committee:

William E. Bennett is a Corporate Director. He is a current member of the audit committee of TD Banknorth. Mr. Bennett is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. He holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

Hugh J. Bolton is Chair of the Bank’s Audit Committee. Mr. Bolton holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton has over 40 years of experience in the accounting industry, including as a former partner, Chairman and Chief Executive Officer of Coopers & Lybrand Canada, Chartered Accountants. He remains a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants and has significant experience with accounting and auditing issues relating to financial service corporations such as the Bank. Mr. Bolton is the Bank’s Audit Committee Financial Expert for the purposes of U.S. securities legislation.

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

Henry H. Ketcham is the Chairman of the Board, President and Chief Executive Officer of West Fraser Timber Co. Ltd. Mr. Ketcham holds an undergraduate degree from Brown University and has completed the Program for Management Development at Harvard Business School.

Helen K. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc. and is a member of its Board of Directors. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

On December 9, 2004, the Canadian securities regulators issued an MRRS decision document exempting the Bank from one of the director independence tests prescribed under Multilateral Instrument 52-110 - Audit Committees. Amendments to the Instrument, which became effective June 30, 2005, make it unnecessary for the Bank to continue to rely on the relief granted by the decision document. From March 23, 2005 (the date of the Bank’s annual shareholder meeting) until June 30, 2005, the Bank relied on the exemption granted under the decision document to permit Mr. Hugh Bolton to sit on the Bank’s Audit Committee. The Bank’s Corporate Governance Committee has determined that Mr. Bolton is independent under the current Instrument.

The Committee charter requires all members to be financially literate or be willing and able to acquire the necessary knowledge quickly. Financially literate means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements. The Bank believes all of the current members of the Committee are financially literate.

In addition, the Committee charter contains independence requirements applicable to each member and each member currently meets those requirements. Specifically, the charter provides that no member of the Committee may be an officer or retired officer of the Bank and every member shall be independent of the Bank within the meaning of all applicable laws, rules and regulations and any other relevant consideration, including laws, rules and regulations particularly applicable to audit committee members.

The Committee has in place a policy to restrict the provision of non-audit services by the shareholders’ auditors. Any such services must be permitted services and must be pre-approved by the Committee pursuant to the policy. The Committee also pre-approves the audit services and the fees to be paid. Additional information regarding audit and non-audit services, together with the fees paid to the shareholders’ auditors in the last three fiscal years, can be found on page 70 of the Annual Report.

Executive Officers of the Bank

As at December 8, 2005, executive officers of the Bank are Messrs. W. Edmund Clark, Robert E. Dorrance, Bharat B. Masrani, William J. Ryan, Fredric J. Tomczyk, Bernard T. Dorval, William H. Hatanaka, Timothy D. Hockey, Ms. Colleen Johnston, Mr. Robert F. MacLellan and Ms. Andrea Rosen (on leave).

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at November 24, 2005, the directors and executive officers of the Bank as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 654,484 of the Bank’s common shares and an aggregate of 61,188 of TD Banknorth’s common shares representing 0.091% of the Bank’s issued and outstanding common shares and 0.035% of TD Banknorth’s issued and outstanding common shares.

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made due inquiry, the Bank confirms that, as at December 8, 2005:

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
within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except Mr. Marshall Cohen who ceased to be a director of Haynes International Inc. within twelve months prior to Haynes International Inc. filing for relief under Chapter 11 of the United States Bankruptcy Code in March 2004; and who is currently a director of Collins & Aikman Corp. which filed for relief under Chapter 11 of the United States Bankruptcy Code in May 2005;

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

LEGAL PROCEEDINGS

The Bank and its subsidiaries are engaged in various legal actions arising in the ordinary course of business, many of which are loan-related. None of this litigation individually or in the aggregate, however, is expected to have a material adverse effect on the consolidated financial position or results of operations of the Bank.

During the third quarter 2005, the Bank added approximately $365 million (U.S. $300 million) to its contingent litigation reserves for Enron-related claims, to bring the total reserve for this matter to approximately $665 million. The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. The Bank believes it is prudent to increase the reserve to this level; however, it is possible that additional reserves above this level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation. Subsequently, the Bank agreed to settle the bankruptcy court claims in this matter for approximately $160 million.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, the Bank confirms that, as at December 8, 2005 there were no directors or executive officers of the Bank or any associate or affiliate of a director or executive officer of the Bank with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Bank.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

(800) 387-0825
(416) 643-5500
www.cibcmellon.com or inquiries@cibcmellon.com

Co-transfer Agent and Registrar

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey
07606

or

480 Washington Boulevard
Jersey City, New Jersey
07310

(866) 233-4836
(201) 680-6578
www.melloninvestor.com

Shareholder Service Agent in Japan

Mizuho Trust & Banking Co., Ltd.
1-17-7, Saga, Koto-ku
Tokyo, Japan
135-8722

MATERIAL CONTRACTS

Except for contracts entered into by the Bank in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into by the Bank within the most recently completed financial year are the following:

1.
On June 22, 2005, Ameritrade Holding Corporation entered into an Agreement of Sale and Purchase with the Bank pursuant to which Ameritrade agreed to purchase from TD all of the capital stock of TD Waterhouse Group, Inc., a wholly-owned subsidiary of the Bank, in exchange for 193,600,000 shares of common stock, par value US$0.01 per share, of Ameritrade and US$20,000 in cash. The shares of Ameritrade common stock represent approximately 32% of the outstanding shares of Ameritrade after giving effect to the transaction. In connection with the acquisition, Ameritrade will change its name to TD Ameritrade at the completion of the transaction.

2.
On October 28, 2005, Ameritrade and the Bank entered into Amendment No. 1 to the Agreement of Sale and Purchase dated June 22, 2005. The parties amended the Agreement of Sale and Purchase to increase the number of shares of common stock comprising the stock consideration from 193,600,000 to 196,300,000 to reflect the intent of the parties that the stock consideration represent, as of the signing of the Sale and Purchase Agreement and after giving effect to the issuance of the Stock Consideration in the Sale and Purchase Agreement, 32% of the diluted shares outstanding of Ameritrade.

3.
On June 22, 2005, Ameritrade, the Bank and J. Joe Ricketts and certain of his affiliates entered into a Stockholders Agreement. The Stockholders Agreement sets forth certain governance arrangements and contains various provisions relating to stock ownership, voting and other matters. The Stockholders Agreement also contemplates changes to the Ameritrade’s certificate of incorporation and bylaws to give effect to and facilitate the provisions contained in the Stockholders Agreement. In addition, the Stockholders Agreement provides that following consummation of the share purchase, pursuant to the Agreement of Sale and Purchase described above, the Bank will commence a cash tender offer pursuant to which the Bank will offer to purchase a number of shares of TD Ameritrade common stock such that, upon successful completion of the offer, the Bank will own 39.9% of the outstanding TD Ameritrade common stock. While J. Joe Ricketts is also permitted under the Stockholders Agreement to participate in this tender offer, he has informed Ameritrade that he does not intend to participate in the tender offer as a co-bidder.

4.
On June 22, 2005, the Bank entered into a Voting Agreement with each of J. Joe Ricketts and certain of his affiliates, entities affiliated with TA Associates and entities affiliated with Silver Lake Partners, who collectively beneficially own approximately 34% of the outstanding shares of Ameritrade common stock, pursuant to which each party agreed to vote such party’s shares of Ameritrade common stock in favour of the issuance of Ameritrade common stock in the share purchase described above and the related matters submitted for the approval of the Ameritrade stockholders and against competing proposals unless Ameritrade has effected a change in recommendation with respect to the transaction as permitted under Agreement of Sale and Purchase.

5.
On July 11, 2005, TD Banknorth Inc. and Hudson United Bancorp announced that they had entered into an Agreement and Plan of Merger, dated July 11, 2005 which sets forth the terms and conditions pursuant to which Hudson United will be merged with and into TD Banknorth. Under the terms of the Agreement, Hudson United shareholders will have the right, subject to proration, to elect to receive cash and/or TD Banknorth common stock, in either case having a value equal to US$21.07 plus the product of 0.7247 times the average closing price of the TD Banknorth common stock during a ten-trading day period ending on the fifth trading day before the closing date. Based upon a closing stock price of TD Banknorth on July 11, 2005, the deal is valued at US$42.78 per share and the aggregate merger consideration of US$1.9 billion consists of approximately 51% TD Banknorth common stock and 49% cash. The cash for the transaction will be financed through TD Banknorth’s sale of approximately 29.6 million shares of TD Banknorth common stock to the Bank at a price of US$31.79 per share.

Copies of these material contracts are available on SEDAR at www.sedar.com. You may obtain a free copy of the Ameritrade proxy statement, as well as other filings containing information about Ameritrade and the Bank, free of charge, at the SEC’s Internet site: www.sec.gov. You may also obtain a free copy of the registration statement relating to the Hudson United transaction and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is part of the registration statement, free of charge, at the SEC’s Internet site.

INTERESTS OF EXPERTS

Names of Experts

The Consolidated Financial Statements of the Bank for the year ended October 31, 2005 included in the Bank’s 2005 Annual Report filed under National Instrument 51-102 Continuous Disclosure (NI 51-102), portions of which are incorporated by reference in this AIF, have been audited by Ernst & Young LLP and PricewaterhouseCoopers LLP.

Further, the proxy statement/prospectus relating to the Bank’s acquisition of 51% of the outstanding shares of Banknorth Group, Inc., filed under NI 51-102, describes or includes: fairness opinions of Keefe, Bruyette & Woods, Inc. and Lehman Brothers Inc.; the audit report of Ernst & Young LLP and PricewaterhouseCoopers LLP covering the consolidated financial statements of the Bank for the year ended October 31, 2003; and legal opinions of Elias, Matz, Tiernan & Herrick L.L.P., Simpson Thacher & Bartlett LLP and Osler, Hoskin & Harcourt LLP.

Interests of Experts

To the best of our knowledge, at the relevant time, Keefe, Bruyette & Woods, Inc., Lehman Brothers Inc., and the respective partners, counsel and associates of each of Elias, Matz, Tiernan & Herrick L.L.P., Simpson Thacher & Bartlett LLP and Osler, Hoskin & Harcourt LLP beneficially own, directly or indirectly, less than 1% of any class of security issued by the Bank or any of its affiliates.

As of December 8, 2005, no executive officer or director of the Bank is an officer, director or employee of Keefe, Bruyette & Woods, Inc. or Lehman Brothers Inc., or is a partner, counsel or associate of Elias, Matz, Tiernan & Herrick L.L.P., Simpson Thacher & Bartlett LLP or Osler, Hoskin & Harcourt LLP. Nor, as of December 8, 2005, to the best of our knowledge, does the Bank expect to elect, appoint or employ as a director or executive officer of the Bank any director, officer or employee of Keefe, Bruyette & Woods, Inc. or Lehman Brothers Inc., or partner, counsel or associate of Elias, Matz, Tiernan & Herrick L.L.P., Simpson Thacher & Bartlett LLP or Osler, Hoskin & Harcourt LLP.

The Bank has implemented a policy governing the hiring of current or former partners, employees or consultants of the shareholders’ auditors. The objectives of this policy are to ensure that the Bank’s hiring practices comply with all applicable securities laws, rules and regulations and to establish procedures to be followed by the Bank’s Human Resources department when considering a candidate for a position at the Bank who is currently or has previously been employed by one or more of the shareholders’ auditors. From time to time, at the Bank’s request, law firms provide lawyers and law students for secondment to groups in the Bank’s head office and business units.

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

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Bank’s securities, options to purchase securities and interests of insiders in material transactions, in each case if applicable, is contained in the Bank’s proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, which at the date hereof, was the year ended October 31, 2005. The Bank’s comparative financial statements and management’s discussion and analysis for the year ended October 31, 2005 are contained in the Annual Report.

ATTACHMENT

AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF THE TORONTO-DOMINION BANK

CHARTER

~ ~ Supervising the Quality and Integrity of the Bank’s Financial Reporting ~ ~

Our Main Responsibilities:

•            overseeing of reliable, accurate and clear financial reporting to shareholders

•    overseeing internal controls - the necessary checks and balances must be in place

•    directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditors - the shareholders’ auditors report directly to the Committee

•    listening to the shareholders’ auditors, internal auditor and the chief compliance officer, and evaluating the effectiveness and independence of each

•    overseeing the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies

•    acting as the audit committee and conduct review committee for certain subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies;

•    receiving reports on and approving, if appropriate, certain transactions with related parties

Independence is Key:

•    our Committee is composed entirely of independent directors

•    we meet regularly without management present

•    we have the authority to engage independent advisors, paid for by the Bank, to help us make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Bank

Composition and Independence, Financial Literacy and Authority

The Committee shall be composed of members of the Board of Directors in such number as is determined by the Board with regard to the by-laws of the Bank, applicable laws, rules and regulations and any other relevant consideration, subject to a minimum requirement of three directors. In this charter, “Bank” means The Toronto-Dominion Bank on a consolidated basis.

Posted November 2005

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

No member of the Committee may be an officer or retired officer of the Bank. Every member of the Committee shall be independent of the Bank within the meaning of all applicable laws, rules and regulations including those particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors.

The members of the Committee shall be appointed by the Board and shall serve until their successors are duly appointed. A Chair will be appointed by the Board, failing which the members of the Committee may designate a Chair by majority vote. The Committee may from time to time delegate to its Chair certain powers or responsibilities that the Committee itself may have hereunder.

In addition to the qualities set out in the Position Description for Directors, all members of the Committee should be financially literate or be willing and able to acquire the necessary knowledge quickly. Financially literate means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements. At least one member of the Committee shall have a background in accounting or related financial management experience which would include any experience or background which results in the individual’s financial sophistication, including being or having been an auditor, a Chief Executive Officer or other senior officer with financial oversight responsibilities.

In fulfilling the responsibilities set out in this Charter, the Committee has the authority to conduct any investigation and access any officer, employee or agent of the Bank appropriate to fulfilling its responsibilities, including the shareholders’ auditors of the Bank. The Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and may retain and determine the compensation to be paid by the Bank for such independent counsel or outside advisor in its sole discretion without seeking Board approval.

Committee members will enhance their familiarity with financial, accounting and other areas relevant to their responsibilities by participating in educational sessions or other opportunities for development.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee should meet with the shareholders’ auditors and management quarterly to review the Bank’s financial statements consistent with the section entitled “Financial Reporting” below. The Committee should dedicate a portion of each of its regularly scheduled quarterly meetings to meeting separately with each of the Chief Financial Officer, the Chief Auditor and the shareholders’ auditors and to meeting on its own without members of management or the shareholders’ auditors. Annually, the Committee shall meet jointly with the Risk Committee and The Office of the Superintendent of Financial Institutions (“OSFI”) to review and discuss the results of OSFI’s annual supervisory examination of the Bank.

Specific Duties and Responsibilities

Financial Reporting

The Committee shall be responsible for the oversight of reliable, accurate and clear financial reporting to shareholders, including reviewing the Bank’s annual and interim financial statements and management’s discussion and analysis, prior to approval by the Board and release to the public, and reviewing, as appropriate, releases to the public of significant material non-public financial information of the Bank. Such review of the financial reports of the Bank shall include, where appropriate but at least annually discussion with management and the shareholders’ auditors of significant issues regarding accounting principles, practices, and significant management estimates and judgments.

The Committee shall review earnings press releases and satisfy itself that adequate procedures are in place for the review of the Bank’s public disclosure of financial information extracted or derived from the Bank’s financial statements, other than the public disclosure in the Bank’s annual and interim financial statements and MD&A, and must periodically assess the adequacy of those procedures.

Financial Reporting Process

The Committee shall support the Board in its oversight of the financial reporting process of the Bank including:

•   working with management, the shareholders’ auditors and the internal audit department to review the integrity of the Bank’s financial reporting processes;

•   reviewing the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements and other disclosure documents as required;

•  considering the key accounting policies of the Bank and key estimates and judgments of management and discussing such matters with management and/or the shareholders’ auditors;

•  keeping abreast of trends and best practices in financial reporting including considering, as they arise, topical issues such as the use of variable interest entities and off-balance sheet reporting, and their application to the Bank;

•  reviewing with the shareholders’ auditors and management significant accounting principles and policies and all critical accounting policies and practices used and any significant audit adjustments made;

•  considering and approving, if appropriate, major changes to the Bank’s accounting and financial reporting and policies as suggested by the shareholders’ auditors, management, or the internal audit department; and

•  establishing regular systems of reporting to the Committee by each of management, the shareholders’ auditors and the internal audit department regarding any significant judgments made in management’s preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restrictions on the scope of work or access to required information.

The Audit Committee’s Role in
the Financial Reporting Process

The shareholders’ auditors are responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements and reviews of the Bank’s quarterly financial information. Management of the Bank is responsible for the preparation, presentation and integrity of the Bank’s financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The Audit Committee oversees the financial reporting process at the Bank and receives quarterly reporting regarding the process undertaken by management and the results of the shareholders’ auditors’ review. It is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Bank’s financial statements are complete, accurate and in accordance with GAAP.

Internal Controls

The Committee shall be responsible for overseeing the establishment and maintenance of internal controls of the Bank, including:

•   requiring management to implement and maintain appropriate systems of internal controls (including controls related to the prevention, identification and detection of fraud), and that also comply with applicable laws, regulations and guidance, including section 404 of the U.S. Sarbanes-Oxley Act;

•  meeting with management, the Chief Auditor and the shareholders’ auditors to assess the adequacy and effectiveness of the Bank’s internal controls, including controls related to the prevention, identification and detection of fraud;

•  receiving reports from the Risk Committee as considered necessary or desirable with respect to any issues relating to internal control procedures considered by that Committee in the course of undertaking its responsibilities; and

•  reviewing reporting by the Bank to its shareholders regarding internal control over financial reporting.

Internal Audit Division

The Committee shall provide oversight over the internal audit division of the Bank, including reviewing and approving the mandates of the internal audit division and the Chief Auditor at least annually. The Committee shall satisfy itself that the internal audit division has adequate resources and independence to perform its responsibilities. In addition, the Committee shall:

•  review and approve the annual audit plan and any significant changes thereto;

•  confirm the appointment and dismissal of the Chief Auditor of the Bank;

•  at least annually assess the effectiveness of the internal audit division;

•  review regular reports prepared by the Chief Auditor together with management’s response and follow-up on outstanding issues, as necessary;

•  provide a forum for the Chief Auditor to raise any internal audit issues or issues with respect to the relationship and interaction between the internal audit division, management, the shareholders’ auditors and/or regulators; and

•  review reports from the Chief Auditor regarding examinations of the Bank conducted by OSFI, and follow-up with management on the status of recommendations and suggestions, as appropriate.

Oversight of Shareholders’ Auditors

The Committee shall review and evaluate the performance, qualifications and independence of the shareholders’ auditors including the lead partners and annually make recommendations to the Board and shareholders regarding the nomination of the shareholders’ auditors for appointment by the shareholders. The Committee shall also make recommendations regarding remuneration and, if appropriate, termination of the shareholders’ auditors. The shareholders’ auditors shall be accountable to the Committee and the entire Board, as representatives of the shareholders, for such shareholders’ auditors’ review of the financial statements and controls of the Bank. In addition, the Committee shall:

•  review and approve the shareholders’ auditors’ annual audit plans and engagement letters;

•  review the shareholders’ auditors’ processes for assuring the quality of their audit services including any matters that may affect the audit firms’ ability to serve the Bank as shareholders’ auditors;

•  discuss those matters that are required to be communicated by shareholders’ auditors to the Committee in accordance with the standards established by the Canadian Institute of Chartered Accountants, as such matters are applicable to the Bank from time to time;

•  review with the shareholders’ auditors any issues that may be brought forward by them, including any audit problems or difficulties, such as restrictions on their audit activities or access to requested information, and management’s responses;

•  review with the shareholders’ auditors the auditors’ concerns, if any, about the quality, not just acceptability, of the Bank’s accounting principles as applied in its financial reporting; and

•  provide a forum for management and the internal and/or shareholders’ auditors to raise issues regarding their relationship and interaction. To the extent disagreements regarding financial reporting are not resolved, be responsible for the resolution of such disagreements between management and the internal and/or shareholders’ auditors.

Independence of Shareholders’ Auditors

The Committee shall oversee and assess the independence of the shareholders’ auditors through various mechanisms, including:

•   reviewing and approving (or recommending to the Board for approval) the audit fees and other significant compensation to be paid to the shareholders’ auditors and reviewing, approving and monitoring the policy for the provision of non-audit services to be performed by the shareholders’ auditors, including the pre-approval of such non-audit services in accordance with the policy;

•   receiving from the shareholders’ auditors, on a periodic basis, a formal written statement delineating all relationships between the shareholders’ auditors and the Bank consistent with the rules of professional conduct of the Canadian provincial chartered accountants institutes or other regulatory bodies, as applicable;

•   reviewing and discussing with the Board, annually and otherwise as necessary, and the shareholders’ auditors, any relationships or services between the shareholders’ auditors and the Bank or any factors that may impact the objectivity and independence of the shareholders’ auditors;

•  reviewing, approving and monitoring policies and procedures regarding the employment of partners, employees and former partners and employees of the present or former shareholders’ auditors of the Bank as required by applicable laws; and

•  reviewing, approving and monitoring other policies put in place to facilitate auditor independence, such as the rotation of members of the audit engagement team, as applicable.

Conduct Review and Related Party Transactions

The Committee shall be responsible for conduct review and oversight of related party transactions (except the approval of Bank officer related party credit facilities which are reviewed by the Management Resources Committee and the approval of Bank director related party credit facilities which are reviewed by the Risk Committee, as required), including ensuring procedures and practices are established by management as required by the Bank Act relating to conduct review and related party transactions and monitoring compliance with those procedures and their effectiveness from time to time.

Business Conduct and Ethical Behaviour

The Committee shall monitor compliance with policies in respect of ethical personal and business conduct, including the Bank’s Disclosure of Information and Compliant Procedures and the Bank’s code of ethical conduct and the conflicts of interest procedures included therein, including approving, where appropriate, any waiver from the Bank’s code of ethical conduct to be granted for the benefit of any director or executive officer of the Bank.

Compliance

The Committee shall oversee the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies, including:

•  reviewing with management the Bank’s compliance with applicable regulatory requirements and the legislative compliance management processes;

•  establishing procedures in accordance with regulatory requirements for the receipt, retention and treatment of complaints received by the Bank on accounting, internal accounting controls or auditing matters, as well as for confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters, and receiving reports on such complaints and submissions as required under the applicable policy;

•  reviewing professional pronouncements and changes to key regulatory requirements relating to accounting rules to the extent it applies to the financial reporting process of the Bank; and

•  reviewing with the Bank’s general counsel any legal matter arising from litigation, asserted claims or regulatory noncompliance that could have a material impact on the Bank’s financial condition.

Compliance Department

The Committee shall oversee the Compliance Department of the Bank and the execution of its mandate, including reviewing and approving its annual plan and any significant changes to the annual plan and/or methodology. The Committee shall satisfy itself that the Compliance Department has adequate resources and independence to perform its responsibilities. In addition, the Committee shall:

• annually review and approve the mandate of the Compliance Department and the mandate of the Chief Compliance Officer;

• confirm the appointment and dismissal of the Chief Compliance Officer of the Bank;

• at least annually assess the effectiveness of the Compliance function;

• regularly review reports prepared by the Chief Compliance Officer for the Audit Committee and follow-up on any outstanding issues; and

• provide a forum for the Chief Compliance Officer to raise any compliance issues or issues with respect to the relationship and interaction among the Compliance Department, management and/or regulators, including meeting with the Chief Compliance Officer at least four times per year and holding in camera sessions with the Chief Compliance Officer at least four times per year.

General

The Committee shall have the following additional general duties and responsibilities:

•  acting as the audit committee and conduct review committee for certain Canadian subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies, including meeting on an annual basis with the chief actuaries of the subsidiaries of the Bank that are federally-regulated insurance companies;

•  reviewing materials of relevance to the Committee with respect to certain of the Bank’s publicly-traded subsidiaries, as provided by management or as requested by the Committee;

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

•  reviewing reports from the Risk Committee for purposes of monitoring policies and processes with respect to risk assessment and risk management and discuss the Bank’s major financial risk exposures, including operational risk issues, and the steps management has taken to monitor and control such exposures;

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

Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following section provides a discussion and analysis of the Bank’s operations for the most recent fiscal period ended October 31, 2005 and compared to the previous two fiscal years. This information should be read in conjunction with the
Bank’s audited Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP), on pages 71 to 109.

Management's Discussion and Analysis is current as of December 8, 2005.

14	HOW WE PERFORMED

FINANCIAL RESULTS OVERVIEW
17	Net Income
18	Revenues
21	Expenses
23	Quarterly Financial Information

BUSINESS SEGMENT ANALYSIS
25	Business Focus
27	Canadian Personal and Commercial Banking
31	U.S. Personal and Commercial Banking
34	Wholesale Banking
37	Wealth Management
40	Corporate

2004 FINANCIAL RESULTS OVERVIEW
41	Summary of 2004 Performance
42	2004 Financial Performance by Business Line

GROUP FINANCIAL CONDITION
43	Balance Sheet Review
44	Credit Portfolio Quality
51	Capital Position
53	Off-balance Sheet Arrangements
55	Financial Instruments

RISK FACTORS AND MANAGEMENT
56	Risk Factors that May Affect Future Results
57	Managing Risk

ACCOUNTING STANDARDS AND POLICIES
66	Critical Accounting Policies and Estimates
69	Accounting Policies Changes in 2005
69	Future Accounting and Reporting Changes
70	Controls and Procedures
70	Bank’s Auditors

Certain comparative amounts have been restated.

Additional information relating to TD Bank Financial Group, including the Bank’s Annual Information Form for the year ended October 31, 2005 is on the Bank’s website at www.td.com, on SEDAR at www.sedar.com, as well as on the United States Securities and Exchange Commissions website at www.sec.gov (EDGAR filers section).

Caution regarding forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational and other risks discussed in the management discussion and analysis section of this report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank’s ability to execute its growth and acquisition strategies including those of its subsidiaries; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank’s businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, please see the discussion starting on page 56 of this report concerning the effect certain key factors could have on actual results. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	13

HOW WE PERFORMED

TD Bank Financial Group delivered strong underlying financial results in 2005. Each of our businesses contributed to shareholder value.

CORPORATE OVERVIEW

TD Bank Financial Group is one of the largest financial services providers in North America, offering comprehensive retail and commercial banking, wealth management and wholesale banking products and services. The Bank’s operations and activities are organized around operating groups: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. The U.S. Personal and Commercial Banking segment is a new segment created from the acquisition of a majority stake in TD Banknorth in 2005.

HOW THE BANK REPORTS

The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and refers to results prepared in accordance with GAAP as the ”reported basis” or “reported”.
The Bank also utilizes earnings before amortization of intangibles to assess each of its businesses and to measure overall Bank performance. In addition, in the “Analysis of Performance against Shareholder Indicators”, the Bank has also excluded items of note in order to better reflect how management measures the performance of the Bank. The items of note are listed in the table below. To arrive at earnings before amortization of intangibles, the Bank removes amortization of intangibles from reported basis earnings. To arrive at earnings before amortization of intangibles and items of note, the Bank removes items of note from earnings before amortization of intangibles. The Bank’s intangible amortization of assets primarily relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. The items of note relate to items which management does not believe are indicative of underlying business performance. Consequently, the Bank believes that earnings before amortization of intangibles and, as applicable, items of note provides the reader with an understanding of how management views the Bank’s performance. As explained, earnings before amortization of intangibles and, as applicable, items of note are different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and items of note and related terms used in this report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. Table 1 below provides a reconciliation between the Bank’s earnings before amortization of intangibles and items of note and its reported results.

TABLE 1	RECONCILIATION OF NON-GAAP MEASURES

Net income before amortization of intangibles and items of note to reported results1

(millions of Canadian dollars)	2005	2004	2003
Net interest income	$6,021	$5,773	$5,437
Provision for credit losses	319	336	423
Other income	6,015	4,961	4,469
Non-interest expenses	7,825	7,081	6,881
Income before provision for income taxes and non-controlling interest	3,892	3,317	2,602
Provision for income taxes	899	832	657
Non-controlling interest	132	-	-
Income before amortization of intangibles and items of note	2,861	2,485	1,945
Items of note impacting income, net of income taxes[3]
Tax charge related to reorganizations	(163)	-	-
Other tax items	98	-	-
Loss on structured derivative portfolios	(100)	-	-
Restructuring charge	(29)	-	(617)
Non-core portfolio loan loss recoveries (sectoral related)	127	426	52
General allowance release	23	43	100
Litigation charge	(238)	(195)	-
Preferred share redemption	(13)	-	-
Hedging impact due to AcG-13	17	(50)	-
Net income before amortization of intangibles	2,583	2,709	1,480
Amortization of intangibles, net of income taxes	(354)	(477)	(491)
Net income available to common shareholders - reported basis	$2,229	$2,232	$989
Earnings per share (EPS) before amortization of intangibles and items of note to reported results
(Canadian dollars)
Basic - reported basis	$3.22	$3.41	$1.52
Diluted - reported basis	3.20	3.39	1.51
Items of note impacting income (as above)	.40	(.34)	.72
Amortization of intangibles	.51	.72	.75
Item of note impacting EPS	.03 [2]	-	-
Diluted - before amortization of intangibles and items of note	$4.14	$3.77	$2.98

1     Certain comparative amounts have been restated.
2    Adjusting for the impact of TD Banknorth earnings in the 2005, due to the one month lag between fiscal quarter ends. Only one month of TD Banknorth earnings were included in the second quarter while two months of funding costs and share issuance impacted the quarter.
3    Items of note include the following: $163 million tax expense primarily related to the TD Waterhouse reorganization in 2005 compared with nil in 2004 and nil in 2003; $98 million of other tax benefits in 2005 which includes the impact of a recent court decision and a tax benefit being applied to the future tax asset related to specific provisions compared with nil in 2004 and nil in 2003; $100 million loss in 2005 related to a reduction in the estimated value and the exit of certain structured product businesses compared with nil in 2004 and nil in 2003; $29 million in 2005 restructuring charges of the global structured products businesses compared with nil in 2004 and $617 million in 2003 primarily due to goodwill write downs; $127 million in 2005 for non-core portfolio loan loss recoveries (sectoral related) compared with $426 million in 2004 and $52 million in 2003; $23 million in 2005 general allowance release compared with $43 million in 2004 and $100 million in 2003; $238 million in 2005 contingent litigation reserve relating to Enron compared with $195 million in 2004 and nil in 2003; $13 million in 2005 preferred share redemption premium compared with nil in 2004 and nil in 2003 and $17 million in 2005 hedging impact due to AcG-13 compared with ($50) million in 2004 and nil in 2003.

14	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

ECONOMIC SUMMARY

The performance of the Canadian and U.S. economies in 2005 have been quite solid. In Canada, the domestic economy has performed well, with domestic demand growing at a strong pace. This reflected healthy consumer spending, supported by robust labour market conditions - as illustrated by a three decade low unemployment rate - and strong housing markets that increased outlays on big-ticket items, like furniture and appliances.
Meanwhile, double-digit corporate profit growth has helped to boost business investment. The main factor holding back the economy has been the fallout from the past appreciation in the Canadian dollar, which hit the non-commodity manufacturing sector particularly hard. The resulting challenging environment for exporters is expected to hold back the pace of Canadian economic growth to a moderate pace of close to 3 per cent this year. However, there are clear signs that businesses are gradually adjusting to the higher foreign exchange rate. Finally, the Canadian economy has been coping well with the energy shock. For the economy as a whole, the effect of high oil and gas prices is largely a wash, as the energy sector benefits, but consumers and energy-intensive businesses pay more.
Governments also benefit from higher tax revenues arising from the high energy prices. The high energy prices have not fuelled a sharp acceleration in inflation, which largely reflects the impact of cheap foreign imports and extremely competitive local markets that has limited the ability of firms to pass along the higher costs.
The U.S. economy has delivered a good performance in 2005 and is on track to post growth of about 3.5 per cent in the calendar year. This performance has been broadly based, with solid gains in consumer spending, business investment, government spending and exports. Moreover, the U.S. economy has weathered remarkably well the fallout from a number of hurricanes. Having said that, a couple of key imbalances have developed that warrant monitoring. Housing markets have been remarkably strong and the gains look excessive and unsustainable in some markets. The massive U.S. current account is also a key risk, but we expect that the U.S. will be able to finance the imbalance in the coming year.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is net income before amortization of intangibles and, for the purposes of the “Analysis of Performance Against Shareholder Indicators”, items of note less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
    Return on invested capital (ROIC) is net income before amortization of intangibles divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The following table reconciles between the Bank’s economic profit, return on invested capital and net income before amortization of intangibles and items of note. Earnings before amortization of intangibles and items of note and related terms are discussed in the ”How the Bank Reports” section.

TABLE 2	RECONCILIATION OF ECONOMIC PROFIT, RETURN ON INVESTED CAPITAL AND NET INCOME BEFORE AMORTIZATION OF INTANGIBLES AND ITEMS OF NOTE

(millions of Canadian dollars)	2005	2004	2003
Average common equity	$14,600	$12,050	$11,396
Average cumulative goodwill/intangible assets amortized	3,213	2,834	2,396
Average invested capital	$17,813	$14,884	$13,792
Rate charged for invested capital	10.1%	10.7%	10.9%
Charge for invested capital	(1,799)	(1,593)	(1,530)
Net income before amortization of intangibles	2,583	2,709	1,480
Economic profit before amortization of intangibles	$784	$1,116	$(50)
Items of note (as per Table 1)	278	(224)	465
Economic profit before amortization of intangibles and items of note	$1,062	$892	$415
Return on invested capital before amortization of intangibles	14.5%	18.2%	10.5%
Return on total common equity - reported basis	15.3%	18.5%	8.7%

ANALYSIS OF PERFORMANCE AGAINST SHAREHOLDER INDICATORS

Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. They represent medium-term objectives and assist in our assessment of achieving consistent sustainable earnings growth. The Bank’s shareholder indicators are subject to economic conditions and other factors described in this report. However, our objective is to remain focused on achieving and exceeding the financial performance indicators over the medium-term. The following is an analysis of the Bank’s performance against the shareholder indicators in 2005. For the purposes of this analysis, the Bank excludes amortization of intangibles and items of note from the reported basis results that are prepared in accordance with GAAP. For further explanations see “How the Bank Reports”, “Economic Profit and Return on Invested Capital” and Table 1 “Reconciliation of Non-GAAP Measures” that are disclosed above and on the previous page.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	15

ECONOMIC PROFIT[1]

Economic profit increased by $170 million or 19% in 2005. The increase was primarily due to Canadian Personal and Commercial Banking earnings generating $228 million of growth in economic profit. Strong volume growth across most personal and business products particularly in insurance products, business deposits and real estate secured lending drove the increase that was partially offset by tightening margins. Wealth Management generated $91 million of growth in economic profit largely driven by higher discount brokerage spreads and cash balances. Partially offsetting the above-mentioned growth was an economic loss of $105 million in TD Banknorth that was acquired in 2005. In addition, Wholesale Banking had a $49 million decline in economic profit largely due to lower trading revenues from the interest and credit portfolios.

TOTAL SHAREHOLDER RETURN

The total shareholder return was 16.9% compared to a Canadian Bank peer average of 12.9%. The result was driven primarily by appreciation of the Bank’s share price as the closing price of $55.70 on October 31, 2005 was $6.72 higher than a year earlier. In addition the Bank paid quarterly dividends consistently throughout the past year. Total quarterly dividends were $1.58 per common share and included two dividend increases during the year.

DILUTED EARNINGS PER SHARE[1]

Diluted earnings per share growth was 10% for 2005. The increase was the result of strong earnings in Canadian Personal and Commercial Banking and Wealth Management. The diluted earnings per share growth was due to stronger earnings and the accretive acquisition of TD Banknorth. This acquisition on March 1, 2005 resulted in the number of average common shares outstanding increasing 6% during the year.

REVENUE GROWTH EXCEEDS EXPENSE GROWTH[1]

During 2005 each of our businesses had revenue growth that exceeded expense growth with the exception of Wholesale Banking. The differential between revenue and expense growth for each of our businesses was: 5% Canadian Personal and Commercial Banking (CP & CB), 4% Wealth Management (WM) and (2%) Wholesale Banking (WB). Our U.S. Personal and Commercial Banking business was acquired in 2005 and hence does not have comparable growth information.
Canadian Personal and Commercial Banking and Wealth Management experienced strong revenue growth throughout 2005 primarily in real estate secured lending, insurance and discount brokerage spreads and cash balances. Prudent expense management in these businesses contained expense growth to reasonable levels. Wholesale Banking experienced lower trading related revenues during the year compared to 2004. Current year Wholesale Banking expenses were lower than 2004, however, the decline did not fully offset the lower revenue impact.

RETURN ON RISK WEIGHTED ASSETS[1]

The Bank’s return on risk weighted assets was 2.33% compared to the highest Canadian peer of 1.99%. Average risk-weighted assets increased $14.2 billion or 14% from 2004 due largely to TD Banknorth. While still maintaining a good risk profile, we also experienced strong volume growth in real estate secured lending and personal lending in Canadian Personal and Commercial Banking.

1 These shareholder indicators and financial measures are presented before amortization of intangibles and excluding items of note (see Table 1 and “How the Bank Reports”). Reported diluted earnings per share decreased 5.6%. On a reported basis the difference between revenue and expense growth in Wholesale Banking was (12)% and there would be no change in Canadian Personal and Commercial Banking and Wealth Management. The return on risk weighted assets on a reported basis was 1.88%.

16	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

•    Reported net income was $2,229 million, down $3 million from the prior year.
•    Earnings before amortization of intangibles decreased by $126 million or 5%.

As illustrated in Table 1, reported net income was $2,229 million in 2005, compared with reported net income of $2,232 million in 2004 and $989 million in 2003. Net income before amortization of intangibles was $2,583 million in 2005, compared with $2,709 million in 2004 and $1,480 million in 2003.
Diluted earnings per share before amortization of intangibles decreased by $.40 or 10% from a year ago. The decrease was primarily due to lower earnings before amortization of intangibles and the additional common shares outstanding during the year. The average number of diluted common shares was 697 million in fiscal 2005, compared to 659 million in 2004.
Net interest income increased $235 million or 4% from 2004 due to strong volume growth in real estate secured lending, credit cards and personal and business deposits and the inclusion of TD Banknorth’s results. Discount brokerage deposit spreads and balances also experienced significant growth throughout the year. Retail banking’s volume growth was partially offset by a weighting towards lower margin productsthatincludedguaranteedinvest-mentaccountsandrealestatesecuredlending. Trading related revenues from interest rate and credit portfolios that are reported in net interest income were substantially down from the prior year.
Provision for credit losses of $55 million was up $441 million compared to a net reversal of $386 million in 2004. During the year the Bank recorded $352 million of new provisions, $245 million of loan loss recoveries (mainly sectoral related) and a general loan loss allowance release of $52 million. In 2004, the Bank recorded $505 million of sectoral allowance reversals that did not recur in 2005.
Other income increased $1,006 million or 21% from 2004 primarily due to strong premium revenue from insurance products, the inclusion of TD Banknorth’s results, and growth in the advice-based businesses.
Non-interest expenses increased $775 million or 10% primarily due to the inclusion of TD Banknorth’s results. The litigation charge due to Enron-related claims was $365 million, an increase of $65 million over the prior year. Other expense increases occurred in restructuring costs and compensation related items.
Non-controlling interest was $132 million compared to nil in 2004. Non-controlling interest is the result of approximately 55% ownership in TD Banknorth.
    Net income on a reported basis from Canadian operations was $1,117 million, down $251 million from 2004. Net income before amortization of intangibles from Canadian operations was $1,466 million, down $375 million from 2004. This decrease in net income from the prior year was largely due to provisions for credit losses of $301 million compared to a reversal of $388 million in 2004. The reversals in the prior year were largely related to sectoral allowance releases. Canadian operation expenses increased due to higher costs associated with the volume growth in insurance, higher employee compensation in the advice-based businesses and an increase of $65 million in the contingent litigation charges for Enron-related claims over the $300 million expensed in 2004. Revenue growth of $443 million resulted from solid lending and deposit product volume growth and consistently strong insurance revenues.
U.S. operations net income on a reported basis was $639 million, compared to $259 million in 2004. U.S. operations net income before amortization of intangibles increased to $644 million from $263 million primarily due to the acquisition of TD Banknorth in 2005. This acquisition contributed $158 million of net income, $1,004 million of total revenues and $549 million of expenses before amortization of intangibles to the Bank’s U.S. operations. In addition, the decline in the provision for credit losses of $224 million from the prior year was the result of U.S. sectoral recoveries of $229 million.
Other international net income on a reported basis and net income before amortization of intangibles decreased by $132 million or 22% mainly reflecting lower net interest income from trading.

U.S. GAAP (see Note 27 of the Consolidated Financial Statements)
Net income under U.S. GAAP was $2,089 million for fiscal 2005, compared with $2,229 million under Canadian GAAP. The difference in net income is primarily due to the U.S. GAAP requirement to report the change in fair value of all Canadian GAAP effective hedges that are not designated or do not qualify for hedge accounting under U.S. GAAP and all ineffectiveness related to effective hedges through the Consolidated Statement of Income.
The Consolidated Statement of Comprehensive Income is a U.S. GAAP requirement, with no Canadian GAAP equivalent. Changes in the Bank’s other comprehensive income are primarily driven by the U.S. GAAP requirement to record unrealized gains and losses on available for sale securities, changes in gains and losses on derivative instruments designated as cash flow hedges and unrealized foreign currency translation gains and losses through the Consolidated Statement of Comprehensive Income.

TABLE 3	RESULTS BY GEOGRAPHIC SEGMENT[1]

(millions of Canadian dollars)				2005				2004				2003
			Other				Other				Other
		United	Intern-			United	Intern-			United	Intern-
	Canada	States	ational	Total	Canada	States	ational	Total	Canada	States	ational	Total
Net interest income	$3,860	$1,338	$810	$6,008	$3,849	$747	$1,177	$5,773	$3,579	$681	$1,177	$5,437
Other income	4,550	1,286	53	5,889	4,118	812	(47)	4,883	3,623	907	(106)	4,424
Total revenues	8,410	2,624	863	11,897	7,967	1,559	1,130	10,656	7,202	1,588	1,071	9,861
Provision for (reversal of) credit losses	301	(222)	(24)	55	(388)	2	-	(386)	401	(150)	(65)	186
Non-interest expenses	6,168	1,587	481	8,236	5,793	1,119	469	7,381	5,113	1,749	730	7,592
Provision for income taxes	475	483	(67)	891	721	175	56	952	523	12	68	603
Non-controlling interest	-	132	-	132	-	-	-	-	-	-	-	-
Net income before amortization of intangibles	1,466	644	473	2,583	1,841	263	605	2,709	1,165	(23)	338	1,480
Amortization of intangibles, net of income taxes	349	5	-	354	473	4	-	477	491	-	-	491
Net income - reported basis	$1,117	$639	$473	$2,229	$1,368	$259	$605	$2,232	$674	$(23)	$338	$989

1    Based on geographic location of unit responsible for recording revenue.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	17

FINANCIAL RESULTS OVERVIEW

Revenues

AT A GLANCE OVERVIEW

•    Revenues increased by $1,241 million or 12% from 2004.
•    Net interest income was up $235 million or 4%.
•    Other income was up $1,006 million or 21%.
•    TD Banknorth’s revenue was $1,004 million.

Total revenues were up $1,241 million or 12% from 2004, reaching $11.9 billion. Canadian and U.S. revenues increased 6% and 68%, respectively. Revenue increases were driven by both organic growth and the acquisition of TD Banknorth. The revenue growth was positively impacted by net interest income and fee income primarily due to TD Banknorth. Insurance premiums and brokerage fee growth also had a favourable impact on other income.

NET INTEREST INCOME

Net interest income was $6,008 million in 2005, a year-over-year increase of $235 million or 4%. As shown in Table 4, while higher asset volumes added $1,109 million to net interest income in 2005, changes in rates reduced net interest income by $874 million. The overall increase in net interest income primarily related to our acquisition of TD Banknorth. The inclusion of 7 months of net interest income from TD Banknorth contributed $705 million. This was the first year that TD Banknorth results were included in the Bank’s results. Net interest income in Wealth Management’s discount brokerage business increased by $151 million due to higher brokerage account spreads and balances. There was also an increase of $188 million of net interest income in Canadian Personal and Commercial Banking due to strong volume growth in real estate secured lending, core banking and business deposits, partially offset by a continued product mix shift into lower margin products, including real estate secured lending and guaranteed investment savings accounts. Wholesale Banking experienced reduced trading related net interest income in the equity and credit portfolios, largely due to higher U.S. dollar cost of funds which more than doubled during the year due to an increase in U.S. short-term interest rates. See trading related income discussion on page 20. Net interest income also decreased in the Corporate segment due to lower non-core portfolio revenue and income earned on income tax refunds in the prior year that did not recur.

TABLE 4	ANALYSIS OF CHANGE IN NET INTEREST INCOME

(millions of Canadiandollars)	2005 vs 2004			2004 vs 2003
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
Total earning assets	$1,634	$10	$1,644	$335	$(405)	$(70)
Total interest-bearing liabilities	(525)	(884)	(1,409)	$(29)	435	406
Net interest income	$1,109	$(874)	$235	$306	$30	$336

NET INTEREST MARGIN

The net interest margin declined by 17 basis points in 2005, reaching 2.09%. This reflected spread compression on domestic mortgages and deposits due to a change in product mix as volume growth continues to be weighted toward lower margin products including real estate secured lending and guaranteed investment savings accounts. The downward trend in margin was less pronounced in the latter half of the year. As shown in Table 5 the average rate paid on total liabilities increased by 28 basis points and the average rate received on total assets increased by 7 basis points.

18	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

TABLE 5	NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1]

(millions of Canadian dollars)	2005			2004			2003
	Average		Average[2]	Average		Average[2]	Average		Average[2]
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
Earning assets
Deposits with banks	$10,654	$415	3.90%	$7,760	$517	6.66%	$7,323	$212	2.89%
Securities
Investment	32,354	1,503	4.65	27,678	1,219	4.40	29,183	1,017	3.48
Trading	77,906	2,536	3.26	71,188	2,438	3.42	62,161	2,431	3.91
Total securities	110,260	4,039	3.66	98,866	3,657	3.70	91,344	3,448	3.77
Securities purchased under reverse repurchase agreements	27,253	907	3.33	28,306	734	2.59	33,311	902	2.71
Loans
Residential mortgages	58,033	2,807	4.84	52,155	2,625	5.03	53,168	2,881	5.42
Consumer instalment and other personal	55,975	3,067	5.48	45,215	2,373	5.25	36,909	2,195	5.95
Credit card	2,690	323	12.01	2,289	271	11.84	2,181	271	12.43
Business and government	23,288	1,218	5.23	20,778	955	4.60	27,571	1,293	4.69
Total loans	139,986	7,415	5.30	120,437	6,224	5.17	119,829	6,640	5.54
Total earning assets	$288,153	$12,776	4.43%	$255,369	$11,132	4.36%	$251,807	$11,202	4.45%
Interest-bearing liabilities
Deposits
Personal	$122,032	$2,509	2.06%	$108,586	$2,077	1.91%	$102,485	$2,130	2.08%
Banks	14,683	462	3.15	16,166	309	1.91	22,170	412	1.86
Business and government	99,827	2,158	2.16	81,139	1,467	1.81	77,750	1,660	2.14
Total deposits	236,542	5,129	2.17	205,891	3,853	1.87	202,405	4,202	2.08
Subordinated notes and debentures	5,626	328	5.83	5,731	312	5.44	4,710	259	5.50
Obligations related to securities sold short and under repurchase agreements	34,499	1,164	3.37	34,730	1,024	2.95	38,378	1,125	2.93
Preferred shares and capital trust secuities	2,215	147	6.64	2,672	170	6.36	2,789	179	6.42
Total interest-bearing liabilities	$278,882	$6,768	2.43%	$249,024	$5,359	2.15%	$248,282	$5,765	2.32%
Total net interest income		$6,008	2.00%		$5,773	2.21%		$5,437	2.13%

1    Net interest income includes dividends on securities.
2    Calculation is subject to rounding.

TABLE 6	NET INTEREST RATE MARGIN

(millions of Canadian dollars)	2005			2004			2003
	Average	Net		Average	Net		Average	Net
	earning	interest		earning	interest		earning	interest
	assets	income	Margin	assets	income	Margin	assets	income	Margin
Canada	$183,607	$3,860	2.10%	$166,647	$3,849	2.31%	$156,193	$3,579	2.29%
United States	61,159	1,339	2.19	43,067	747	1.73	48,582	681	1.40
Other international	43,387	809	1.86	45,655	1,177	2.58	47,032	1,177	2.50
Total Bank	$288,153	$6,008	2.09%	$255,369	$5,773	2.26%	$251,807	$5,437	2.16%

OTHER INCOME

Sources of the Bank’s other income include revenues from brokerage fees, insurance premiums, service fees, mutual fund management fees, income from loan securitizations and other revenue.
          Other income, on a reported basis was $5,889 million in 2005, an increase of $1,006 million or 21% from 2004.
Trading income reported in other income for 2005 was $147 million, up $300 million compared with a loss of $153 million in fiscal 2004 mainly due to an increase in trading revenue within the Wholesale Banking credit and equity trading businesses. See trading related income discussion on page 20. Trading income for 2005 also included a $153 million loss due to a reduction in the estimated value and the exit of certain structured derivative portfolios in connection with the repositioning of the Bank’s global structured products businesses.
         Insurance revenues, net of claims, increased by $233 million or 39% compared with the prior year. The increase was due to the acquisition of business from Liberty Mutual Group, the inclusion of TD Banknorth’s insurance business, organic growth and a slightly lower claims ratio. Card services revenues increased by $107 million or 62% from 2004 due to the inclusion of results from TD Banknorth, organic volume growth and adjustments for reward programs included in prior year results. Securitization income increased by $24 million due to higher levels of average securitized assets. Service charges increased by $114 million or 17% from fiscal 2004 largely due to the inclusion of results from TD Banknorth.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	19

Investment and securities services increased by $121 million or 5% from 2004. Mutual fund management fees also increased by $51 million or 9% due to a 20% increase in mutual funds assets under management from the end of 2004. Securities and full service brokerage revenues increased by $189 million due to higher activity within Wealth Management’s advice-based businesses as a result of growth in the number of client facing advisors. Included in securities and full service brokerage, capital market fee revenue (which includes revenues from mergers and acquisitions, underwriting and equity sales and trading) increased by $81 million or 26% mainly due to an increase in the domestic underwriting business and increased equity trading commissions earned on equity block trading. Discount brokerage fees decreased by $119 million or 12% compared with the prior year due to a decline in commissions per trade, lower average trades per day and the impact of foreign exchange in TD Waterhouse U.S.A.. Average trades per day decreased by 3% to 105,000 compared with 108,000 in 2004.
The Bank reported a gain of $27 million in other income, net of accrual costs, related to derivatives not afforded hedge accounting as a result of the hedging relationships accounting guideline (AcG-13).

TABLE 7	OTHER INCOME

(millions of Canadiandollars)						2005 vs 2004
	2005	2004	2003	2002	2001	% change
Investment and securities services:
Discount brokerage	$866	$985	$957	$922	$1,002	(12.1)%
Securities and full service brokerage	927	738	667	641	701	25.6
Mutual funds	624	573	508	522	502	8.9
Credit fees	343	343	415	415	425	-
Net investment securities gains	242	192	23	26	216	26.0
Trading income (loss)	147	(153)	104	529	1,318	196.1
Service charges	787	673	641	596	561	16.9
Loan securitizations	414	390	250	218	272	6.2
Card services	279	172	252	249	249	62.2
Insurance, net of claims	826	593	420	375	326	39.3
Trust fees	111	78	70	76	86	42.3
Gains on sale of investment real estate	-	-	-	-	350	-
Gain on sale of mutual fund record keeping and custody business	-	-	-	40	-	-
Write-down of investment in joint ventures	-	-	(39)	-	-	-
Other	323	299	156	320	439	8.0
Total	$5,889	$4,883	$4,424	$4,929	$6,447	20.6%
TRADING RELATED INCOME

As shown in Table 8, total trading related income, which is the total of trading income reported in other income and net interest income on trading positions, decreased by $280 million or 32%, resulting in $604 million of total trading revenue. This decline was a result of weaker performance within the interest rate, credit and equity portfolios. The interest rate and equity derivatives businesses were negatively impacted by a $153 million loss incurred due to a reduction in the estimated value and exit of certain structured derivatives portfolios that was recorded in trading income (loss) in 2005. Additionally, weaker results were experienced in the trading of credit instruments.

TABLE 8	TRADING RELATED INCOME[1]

(millions of Canadian dollars)	2005 vs 2004
	2005	2004	2003	% change
Net interest income	$457	$1,037	$889	(55.9)%
Other income	147	(153)	104	196.1
Total trading related income	$604	$884	$993	(31.7)%

By product
Interest rate and credit portfolios	$370	$559	$581	(33.8)%
Foreign exchange portfolios	248	230	248	7.8
Equity and other portfolios	(14)	95	164	(114.7)
Total trading related income	$604	$884	$993	(31.7)%
Trading related revenues as a percentage of total revenues	5.1%	8.3%	10.1%

1    Trading related income includes both trading income reported in other income and net interest income derived from trading instruments.

20	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

• Reported non-interest expenses increased by $775 million.
• TD Banknorth expenses before amortization of intangibles were $549 million.
• Enron related litigation provisions of $365 million.
• Restructuring charges of $43 million.

NON-INTEREST EXPENSES

Expenses include costs, such as salaries, occupancy and equipment costs, amortization of intangibles and other operating and non-operating expenses.
In 2005, we continued to tightly manage our cost base with a clear focus on improving the efficiency of all our businesses. On a reported basis, expenses for fiscal 2005 were $8,782 million compared with $8,007 million in fiscal 2004, up $775 million or 10%. The inclusion of results from the TD Banknorth acquisition contributed $549 million to this expense increase. Expenses before amortization of intangibles in fiscal 2005 were $8,236 million up from $7,381 million in 2004.
As shown in Table 9, salaries and employee benefits rose $438 million or 12% during the year, reflecting a $290 million or 13% increase in salaries, a $55 million or 5% increase in incentive compensation and a $93 million or 21% increase in pension and other employee benefits. Occupancy costs were up $64 million or 11%. Equipment costs were up $47 million or 8%. Occupancy and equipment costs increased due to the inclusion of TD Banknorth results which operates 397 branches and 556 automated banking machines. Professional and advisory services expenses increased by $48 million or 11%, primarily due to increased business development activity related to the acquisition of TD Banknorth, the proposed transactions with Ameritrade and Hudson United Bancorp. The increase in other expenses was largely due to the recognition of approximately $365 million of expense related to contingent litigation reserves increases related to Enron, compared to $300 million the previous year and increases in restructuring costs and marketing and business development. The impact of the amortization of intangibles on the Bank’s reported expenses was $546 million, compared with $626 million in fiscal 2004.
Expenses in Canadian Personal and Commercial Banking increased mainly due to very strong growth in the insurance business, growth in compensation costs, increased marketing costs and increased investments in systems development and infrastructure. Also this was the first full year of expenses from the Liberty Mutual acquisition. Expenses increased in Wealth Management due to an increase in compensation costs in the advisory businesses and higher mutual fund sales commissions, driven by higher assets under management. The expense increase was partially offset by the impact of foreign exchange translation in TD Waterhouse U.S.A.. Expenses in Wholesale Banking increased primarily due to the recognition of $43 million in restructuring costs relating to the global structured products businesses. The restructuring costs are further explained in Note 24 on page 104.

EFFICIENCY RATIO

The efficiency ratio measures the efficiency of operations. The ratio is calculated by taking expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.
On a reported basis, the Bank’s overall efficiency ratio improved to 73.8% from 75.1% in 2004 and 84.8% in 2003. The Bank’s consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Canadian Personal and Commercial Banking, which had an efficiency ratio, before amortization of intangibles of 56.3% this year compared with 58.7% in 2004 and 59.2% in 2003. The Bank’s efficiency ratio before amortization of intangibles was 69.2% compared with 69.3% in 2004 and 77.0% in 2003.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	21

TABLE 9	NON-INTEREST EXPENSES AND EFFICIENCY RATIO

(millions of Canadian dollars)						2005 vs 2004
	2005	2004	2003	2002	2001	% change
Salaries and employee benefits
Salaries	$2,544	$2,254	$2,304	$2,273	$2,225	12.9%
Incentive compensation	1,139	1,084	986	875	1,150	5.1
Pension and other employee benefits	535	442	468	418	333	21.0
Salaries and employee benefits total	4,218	3,780	3,758	3,566	3,708	11.6
Occupancy
Rent	373	353	361	330	323	5.7
Depreciation	147	134	143	148	149	9.7
Property tax	17	14	15	18	19	21.4
Other	139	111	137	109	101	25.2
Occupancy total	676	612	656	605	592	10.5
Equipment
Rent	192	165	185	170	159	16.4
Depreciation	175	160	175	164	169	9.4
Other	242	237	290	327	328	2.1
Equipment total	609	562	650	661	656	8.4
Goodwill impairment1/amortization	-	-	624	-	198	-
Amortization of intangible assets	546	626	772	998	1,292	(12.8)
Restructuring costs	43	(7)	92	-	239	714.3
Marketing and business development	469	384	348	388	410	22.1
Brokerage related fees	226	228	229	224	229	(.9)
Professional and advisory services	494	446	372	366	322	10.8
Communications	205	207	208	225	205	(1.0)
Other
Capital and business taxes	167	141	133	107	106	18.4
Postage	108	100	91	96	115	8.0
Travel and relocation	78	62	58	68	67	25.8
Other	943	866	373	448	515	8.9
Other total	1,296	1,169	655	719	803	10.9
Total expenses	$8,782	$8,007	$8,364	$7,752	$8,654	9.7%
Efficiency ratio - reported basis	73.8%	75.1%	84.8%	77.0%	81.1%	(130)bps
Efficiency ratio - before amortization of intangibles	69.2	69.3	77.0	67.1	69.0	(10)

1 Amount represents goodwill impairment in 2003 and goodwill amortization in 2001.

TAXES

Total income and other taxes were up $42 million from 2004. Current income tax expense before amortization of intangibles was down $61 million, reflecting a 6.4% decrease from 2004. Other taxes were up $103 million from the prior year mainly due to an increase in payroll taxes, capital taxes and sales taxes by $44 million, $28 million and $32 million respectively.
The Bank’s effective income tax rate, on a reported basis, was 22.8% for fiscal 2005, compared with 26.4% in fiscal 2004. Based on earnings before amortization of intangibles, the effective income tax rate was 24.7% for fiscal 2005, compared with 26.0% in fiscal 2004. The effective income tax rate on the reported basis is set out in Note 16 of the Bank’s Consolidated Financial Statements.
The Bank has entered into certain agreements with Ameritrade. These agreements called for reorganization of the corporate entities prior to completion of the transaction. This reorganization was largely completed in the fourth quarter, with related tax costs of $138 million. Other corporate restructuring added $25 million.
The Government of Canada has the practice of announcing proposed legislation and enacting it only years, in some cases, many years later. However such enactment is often retroactive to the original announcement date although the form of the legislation may have greatly altered over the time period. Neither Canadian nor U.S. GAAP allows for any provision of the estimated impact of such proposals, even where they have a high likelihood of passage.
Currently, there is a very large amount of proposed legislation which would affect the Bank. Because of its complexity and uncertainty it is not possible to estimate a total impact. Generally, however, the Bank believes that the net impact will be favourable.

22	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

TABLE 10	TAXES

(millions of Canadiandollars)	2005	2004	2003	2002	2001
Income tax expense (benefit) - before amortization of intangibles	$891	$952	$603	$(81)	$646
Other taxes
Payroll	222	178	193	187	174
Capital	161	133	125	97	98
GST and provincial	178	146	150	162	149
Municipal and business	84	85	86	93	91
Total other taxes	645	542	554	539	512
Total taxes	$1,536	$1,494	$1,157	$458	$1,158
Effective income tax rate - before amortization of intangibles	24.7%	26.0%	28.9%	-%	27.0%
Effective total tax rate - before amortization of intangibles[1]	36.1	35.5	43.9	49.1	39.9

1    Total income and other taxes as a percentage of net income before income and other taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

PERFORMANCE SUMMARY

Net income, on a reported basis, was $589 million for the fourth quarter, compared with $595 million in the same quarter last year. Reported basic earnings per share were $.83, compared with $.91 in the same quarter last year. Reported diluted earnings per share were $.82 for the fourth quarter, compared with $.90 in the same quarter last year. Reported return on total common equity, on an annualized basis was 14.8%, compared with 19.1% in the same quarter last year.
Net income before amortization of intangibles for the fourth quarter was $675 million, compared with $687 million in the same quarter last year. Basic earnings per share before amortization of intangibles were $.95, compared with $1.05 in the same quarter last year. Diluted earnings per share before amortization of intangibles were $.94 for the quarter, compared with $1.04 in the same quarter last year. Return on total common equity before amortization of intangibles, on an annualized basis was 17.0% for the quarter, compared with 22.1% in the same quarter last year.
See fourth quarter 2005 news release for a discussion of items of note.

NET INTEREST INCOME

Net interest income on a reported basis was $1,641 million for the fourth quarter, an increase of $206 million compared with the same quarter last year. The increase was a result of the inclusion of TD Banknorth results, which reported net interest income of $298 million. Net interest income in Wealth Management’s discount brokerage operations also increased due to growth in deposit spreads and margin balances. There was also increased net interest income in Canadian Personal and Commercial Banking due to volume growth across most banking products, particularly in business deposits, real estate secured lending, and credit cards. Wholesale Banking experienced reduced trading-related net interest income within the U.S. dollar equity businesses largely due to increases in U.S. short term interest rates. Net interest income also decreased in the Corporate segment due to interest earned on income tax refunds in the prior year.

OTHER INCOME

Other income, on a reported basis was $1,442 million for the fourth quarter, an increase of $324 million compared with the same quarter last year. $119 million of this increase was attributable to TD Banknorth.
Investment and securities services revenues increased by $123 million compared with the same quarter last year. Self-directed brokerage fees increased by $19 million compared with the same quarter last year due to an increase in trading volumes. Average trades per day increased by 28% to 106,000 compared with 83,000 in the same quarter last year. This was partially offset by a decline in commissions per trade and the impact of foreign exchange in TD Waterhouse U.S.A.. Mutual fund management fees and investment management fees also increased by $13 million and $20 million respectively, in the same quarter last year due to an increase in assets under management. Capital market fee revenue (which includes revenues from mergers and acquisitions, underwriting and equity sales and trading) increased by $46 million mainly due to an increase in the equity underwriting business and increased equity trading commissions.
        The Bank reported a trading loss of $88 million compared with a loss of $75 million in the same quarter last year. Trading-related income (which is the total of trading income reported in other income and net interest income on trading positions reported in net interest income) decreased by $114 million compared with the same quarter last year primarily due to a $107 million loss recorded in the fourth quarter due to a reduction in the estimated value and the exit of certain structured derivatives portfolios in connection with the repositioning of the global structured products businesses. Net investment securities gains increased by $32 million compared with the same quarter last year. The Bank also recognized income of $10 million in the current quarter, related to derivatives not afforded hedge accounting as a result of the adoption of the hedging relationships accounting guideline (AcG-13).
Insurance revenues, net of claims, increased by $35 million compared with the same quarter last year due to the inclusion of results from the TD Banknorth acquisition, organic volume growth and a slightly lower claims ratio. Card services increased by $65 million compared to the same quarter last year due to the inclusion of results from TD Banknorth, increased volume and adjustments for reward programs included in prior year results. Service charges also increased by $49 million compared with the same quarter last year mainly due to the inclusion of results from TD Banknorth. Securitization income increased by $38 million due to higher average levels of securitized assets.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	23

PROVISION FOR (REVERSAL OF) CREDIT LOSSES

In the fourth quarter, the Bank recorded a reversal of credit losses of $15 million, compared with a reversal of $73 million in the same quarter last year. The reversal was a result of a $109 million recovery in the non-core lending portfolio for amounts previously provided for under sectoral provisions. This recovery was largely offset by provisions for credit losses in the normal course of business, mainly attributable to Canadian Personal and Commercial Banking which reported a $97 million provision (before the effect of securitizations). U.S. Personal and Commercial Banking reported a provision of $7 million during the quarter. No credit losses were experienced in the Wholesale Banking credit portfolio during the quarter.

NON-INTEREST EXPENSES

On a reported basis, expenses for the fourth quarter were $2,203 million, an increase of $299 million from $1,904 million in the same quarter last year.
The increase in expenses was largely due to the inclusion of results from the TD Banknorth acquisition, which contributed $216 million. Expenses also increased in Wholesale Banking, partially as a result of higher variable compensation costs and higher payroll taxes. Canadian Personal and Commercial Banking also contributed to the expense increase, mainly due to increased employee compensation, marketing, and investments in systems development and infrastructure. Expenses increased in Wealth Management due to an increase in compensation costs in the advisory businesses, higher mutual fund sales commissions, driven by higher assets under management and higher mutual funds marketing costs, partially offset by the impact of foreign exchange in TD Waterhouse U.S.A. These increases were partially offset by a $54 million litigation accrual last year that did not recur this quarter in Corporate. The impact of amortization of other intangibles on the Bank’s reported total expenses before amortization of intangibles was $135 million for the fourth quarter, compared with $142 million in the same quarter last year. Total expenses before the amortization of intangibles in the fourth quarter were $2,068 million compared to $1,762 million in the same quarter last year.

TAXES

The Bank’s effective tax rate, on a reported basis, was 28.3% for the fourth quarter, compared with 17.6% in the same quarter last year.
The provision for income taxes for the fourth quarter includes a $138 million tax expense relating to TD Waterhouse. Certain steps have been taken to reorganize the TD Waterhouse group of companies which precedes the transaction with Ameritrade. These steps have been essentially completed in fiscal 2005. The provision for income taxes also includes favourable tax items of $68 million, which include the impact of a recent court decision.

Table 11 provides the summary information related to the Bank’s eight most recently completed quarters.

TABLE 11	QUARTERLY RESULTS

(millions of Canadian dollars)	2005				2004
	Quarter ended				Quarter ended
	October 31	July 31	April 30	January 31	October 31	July 31	April 30	January 31
Net interest income	$1,641	$1,563	$1,393	$1,411	$1,435	$1,452	$1,441	$1,445
Other income	1,442	1,535	1,517	1,395	1,118	1,181	1,284	1,300
Total revenues	3,083	3,098	2,910	2,806	2,553	2,633	2,725	2,745
Provision for (reversal of) credit losses	(15)	40	20	10	(73)	(17)	(192)	(104)
Non-interest expenses	2,068	2,434	1,923	1,811	1,762	1,755	2,109	1,755
Provision for income taxes	302	64	257	268	177	231	211	333
Non-controlling interest in net income of subsidiaries	53	58	21	-	-	-	-	-
Net income before amortization of intangibles	675	502	689	717	687	664	597	761
Amortization of intangibles, net of income taxes	86	91	90	87	92	99	107	179
Net income available to common shareholders - reported basis	$589	$411	$599	$630	$595	$565	$490	$582
(Canadian dollars)
Basic earnings per share
- reported basis	$.83	$.58	$.87	$.96	$.91	$.87	$.75	$.89
- before amortization of intangibles	.95	.71	1.00	1.09	1.05	1.02	.91	1.16
Diluted earnings per share
- reported basis	.82	.58	.86	.95	.90	.86	.74	.88
- before amortization of intangibles	.94	.70	.99	1.08	1.04	1.01	.90	1.15
Return on common shareholders’ equity
- reported basis	14.8%	10.4%	17.2%	19.5%	19.1%	18.4%	16.5%	19.8%
- before amortization of intangibles	17.0	12.7	19.8	22.1	22.1	21.7	20.1	26.0
(billions of Canadian dollars)
Average earning assets	$304	$302	$279	$267	$257	$258	$258	$248
Net interest margin as a percentage of average earning assets	2.14%	2.05%	2.05%	2.10%	2.22%	2.23%	2.27%	2.32%

24	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

BUSINESS SEGMENT ANALYSIS

Business Focus

For management reporting purposes, the Bank’s operations
and activities are organized around the following operating business segments:
Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking,
Wholesale Banking and Wealth Management.

Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking business in Canada as well as the Bank’s global insurance operations (excluding the U.S.). Operating in Canada under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 10 million personal and small business customers. Products and services are provided - anywhere, anytime - through telephone and internet banking, more than 2,400 automated banking machines and a network of 1,014 branches located across Canada. TD Commercial Banking serves the needs of medium sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade and day-today banking needs. Under the TD Insurance and TD Meloche Monnex brands, the Bank offers in Canada a broad range of insurance products including home and automobile coverage, life and health insurance, as well as credit protection coverage on TD Canada Trust lending products.

U.S. Personal and Commercial Banking. The Bank’s approximate 55% ownership of TD Banknorth serves as the focal point of our personal and commercial banking operations in the United States. TD Banknorth provides financial services to more than 1.3 million households in the northeastern United States. Headquartered in Portland, Maine the business comprises commercial banking, insurance agency, wealth management, mortgage banking and other financial services. TD Banknorth distributes products and services through a network of 397 branches and 556 automated banking machines. The Bank’s U.S. Personal and Commercial banking footprint will expand with the proposed acquisition of Hudson United Bancorp in 2006. This acquisition will add approximately U.S.$9.1 billion of assets and U.S. $6.6 billion of deposits and will expand TD Banknorth’s network with an additional 204 branches and 201 automated banking machines in the Hudson River Valley, New Jersey, Connecticut and Philadelphia marketplaces.

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a full range of capital markets and investment banking products and services that include: advice on corporate strategy and mergers and acquisitions; underwriting and distributing loan, debt and equity products; structuring tailored risk management solutions; and executing financial transactions.

Wealth Management provides a wide array of investment products and services through different brands to a large and diverse retail and institutional global client base. Wealth Management comprises a number of advisory, distribution and asset management businesses including TD Waterhouse and TD Mutual Funds, and is one of Canada’s largest asset managers. Through Wealth Management’s discount brokerage channels, it serves customers in Canada, the United States and the United Kingdom. In Canada, discount brokerage, financial planning, and private client services cater to the needs of different retail customer segments through all stages of their investing life cycle. At the end of the year, Wealth Management had assets under administration of $314 billion and assets under management of $130 billion.
Discount brokerage will expand operations through a proposed transaction to sell TD Waterhouse U.S.A. to Ameritrade Holding Inc.. The new organization will be called TD Ameritrade and is anticipated to have a combined 5.9 million client accounts that generate approximately 239 thousand trades per day. The Bank will own approximately 32% of TD Ameritrade after closing and has agreed to tender for an additional 7.9% of TD Ameritrade shares promptly after closing which, if successful, would bring the Bank’s total holdings to 39.9%.

The Bank’s other business activities are not considered reportable segments and are therefore grouped in the Corporate segment. The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses, and taxes. The non-core portfolio represents lending accounts where the Bank has determined the risk-return relationship was unsatisfactory. As a result, the Bank has substantially wound down this portfolio.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	25

Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. This measure is relevant in the Canadian Personal and Commercial Banking, Wealth Management and the U.S. Personal and Commercial Banking segments. There are no intangibles allocated to the Wholesale Banking and Corporate segments. For further details see the “How the Bank Reports” section on page 14. For information concerning the Bank’s measures of economic profit and return on invested capital, see page 15 of this Annual Report. Segmented information also appears in Note 22 on page 101 of the Bank’s Consolidated Financial Statements.
Net interest income, primarily within Wholesale Banking, is disclosed on a taxable equivalent basis (TEB), hence the value of non-taxable or tax-exempt income such as dividends is increased to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment’s results is eliminated in the Corporate segment.
The “Economic Outlook” and “Business Outlook and Focus for 2006” sections provided on the following pages are based on the Bank’s views and the actual outcome is uncertain. For more information, see the “Caution regarding forward-looking statements” on page 13 and the ”Risk Factors That May Affect Future Results” section on page 56.

TABLE 12	RESULTS BY SEGMENT

	Canadian Personal and			U.S. Personal and						Wealth
	Commercial Banking			Commercial Banking			Wholesale Banking			Management			Corporate
(millions of Canadian dollars)	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Net interest income	$4,342	$4,154	$4,051	$705	N/A	N/A	$977	$1,581	$1,335	$643	$492	$421	$(659)	$(454)	$(370)
Other income	2,361	2,066	1,803	299			1,011	615	701	2,103	2,098	1,873	115	104	47
Provision for (reversal of) credit losses	373	373	460	4			52	41	15	-	-	-	(374)	(800)	(289)
Non-interest expenses before amortization of intangibles	3,773	3,650	3,463	549			1,325	1,289	1,689	2,083	2,047	2,234	506	395	206
Provision for (benefit of) income taxes and non-controlling interest	855	747	689	293			189	278	92	231	191	145	(545)	(264)	(323)
Net income (loss) before amortization of intangibles	$1,702	$1,450	$1,242	$158			$422	$588	$240	$432	$352	$(85)	$(131)	$319	$83
(billions of Canadian dollars)
Risk-weighted assets	$60	$58	$56	$25			$33	$30	$40	$9	$9	$6	$2	$3	$7

ECONOMIC OUTLOOK

The economic backdrop is expected to be mildly supportive to financial services in 2006. Economic growth in Canada is expected to average close to 3% next year, broadly in line with the performance in 2005 and only marginally lower than the 3.3% expected by the U.S. economy. However, the annual average growth rates mask an expected moderation in the North American expansion in the second half of 2006, which reflects the fallout from an expected cooling in housing markets, particularly in the United States. Within Canada, the annual growth forecast also conceals very different regional economic conditions, with Western Canada posting above average growth and Central and Eastern Canada recording below average growth next year.
With respect to financial conditions, the Bank of Canada and the U.S. Federal Reserve are in the midst of monetary policy tightening cycles that are expected to carry into early 2006. However, the prospects of slower economic growth in the second half of next year suggests that the peak in rates is likely to come at relatively low levels and the upward pressure on bond yields should prove modest. For financial services, the limited rise in rates is favourable, but the prospect of extremely flat yield curves could negatively impact profitability. The Canadian dollar could strengthen in the near term in response to Bank of Canada rate hikes and a possible weakening in the U.S. dollar. The Canadian dollar is likely to give up some of its gains in the second half of next year in reaction to a pullback in commodity prices.

26	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

BUSINESS SEGMENT ANALYSIS

Canadian Personal and Commercial Banking

$1,702
(millions of Canadian dollars)
Net income before amortization of intangibles

$2,000
1,500
1,000
500
0
03
04
05

56.3%
(percent)
Efficiency ratio before amortization of intangibles

60%
50
40
30
20
10
0
03
04
05

$1,038
(millions of Canadian dollars)
Economic profit

$1,200
1,000
800
600
400
200
0
03
04
05

Revenues

(millions of Canadian dollars)	2005	2004	2003
Insurance, net of claims	**$ 861**	$ 659	$ 446
Real estate secured lending	**921**	815	748
Business banking	**1,415**	1,308	1,300
Consumer lending	**1,262**	1,190	1,143
Personal deposits	**2,000**	1,988	2,004
Other[1]	**244**	260	213
Total	**$6,703**	$6,220	$5,854

[1] Other revenue includes internal commissions on sales of mutual funds and other Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	27

BUSINESS HIGHLIGHTS

•    Revenue growth of 8%, despite continued interest rate margin compression, on volume growth across most products.
•    Increased sales capacity and efficiency through investing in infrastructure, process improvements and the opening of 21 new branches.
•    Growth in personal deposit market share, which as of August 2005 was 21.5%, up .3% from last year and growth in small business banking market share to 16.6% as of June 2005, up .7% from last year.
•    TD Canada Trust ranked first by market research firm Synovate among the country’s five major banks in eight of eleven customer satisfaction categories including “overall quality of customer service,” “would recommend to friends and family,” “staff service at my branch,” and “online banking.”1
•    Received the Contact Centre Industry Service Quality Award of Excellence from SQM.2

CHALLENGES IN 2005

•    Continued interest rate margin compression.
•    Improving the process for resolving customer problems on a timely basis.
•    Decline in personal lending market share, which as of August 2005 was 20.1%, down .4% from last year.

INDUSTRY PROFILE

The personal and business banking business in Canada is very competitive amongst the five dominant banks and some strong regional players. The competition amongst the largest banks, combined with the entrance of niche players on a select product-by-product basis, make it difficult to sustain market share gains and competitive advantages over the long-term. Increasing customer sophistication and awareness add to the challenges of offering new products to satisfy needs in a convenient, cost effective manner. In addition to outstanding customer service, continued success is contingent upon disciplined risk management practices and expense management. The Canadian property and casualty insurance industry, on the other hand, features a relatively large number of participants with limited market share. The past few years have seen reduced claim costs as a percentage of premiums, leading to strong increases in profitability after an industry cyclical low in 2002. The life and health insurance industry in Canada and the reinsurance market internationally, are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Personal and Commercial Banking has remained consistent for four years and is summarized as follows:
•    Deliver superior service through a powerful, distinctive customer experience based brand.
•    Leverage superior service into above average growth through better customer retention, better attraction and increased business with each customer.
•    Grow under-penetrated businesses such as business banking, insurance, credit cards, and our regional presence in Quebec, at above average growth rates.
•    Manage to a consistent spread between the revenue growth rate and the expense growth rate as a core competency, leading to consistent double digit earnings growth over time.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial Banking reported record net income before amortization of intangibles for the year of $1,702 million, an increase of $252 million from the prior year. A positive spread of five percentage points between revenue and expense growth combined with strong credit performance resulted in 17% earnings growth. Return on invested capital before amortization of intangibles increased from 20.4% in 2004 to 23.1% in 2005 as earnings growth exceeded the 4% growth in average invested capital. The segment contributed strongly to shareholder value by generating economic profit before amortization of intangibles of $1,038 million during the year, an improvement of $228 million over the prior year.
Revenue grew by $483 million or 8% over last year. Volume growth across most banking products was the main contributor to revenue growth and was particularly strong in business deposits and real estate secured lending. Volume growth was partly offset by lower margins. Also contributing to higher revenue were growth in banking and credit card service and transaction fees and insurance revenue growth through improved claims experience and new sales. The acquisition of insurance business from Liberty Mutual in 2004 contributed $57 million to revenue growth in 2005.

1    The Synovate results come from a survey which took place July 11 to August 24, 2005, using a nationally representative sample of more than 13,500 customers at banks and other financial institutions across the country. Known as the Customer Service Index, the survey has been conducted by Synovate annually since 1987.

2    Service Quality Management Group Inc. (SQM), based in British Columbia, Canada, specializes in benchmarking and tracking contact centre’s service quality performance for call centre, email, website and IVR contact channels. SQM benchmarks over 200 leading North American contact centres on an annual basis and have been conducting benchmarking studies for over 9 years, managing one of the largest customer and employee survey data bases in North America.

28	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

As compared with the prior year, real estate secured lending average volume (including securitizations) grew by $10 billion or 10% and personal deposit volume grew $4 billion or 4%, while other personal loans were relatively flat. Business deposits grew by $3 billion or 12%, while business loans and acceptances grew by $725 million or 4%. Originated gross insurance premiums grew by $242 million or 13%.
Margin on average earning assets decreased from 3.05% in 2004 to 2.96% in 2005 primarily due to a change in product mix as volume growth was weighted towards lower margin products such as real estate secured lending and guaranteed investment savings accounts.
Provision for credit losses (PCL) of $373 million comprised $354 million from personal loans and $19 million from business loans. PCL was unchanged compared with the prior year in total, and for each of personal and business loans. PCL as a percent of credit volume improved to .25% from .27% in the prior year.
Expenses before amortization of intangibles increased by $123 million or 3% compared with last year. The Liberty insurance acquisition accounted for $37 million of expense growth. Employee compensation, marketing, systems projects and organic insurance business volume growth were the main factors contributing to the remaining expense increase, partly offset by synergies and lower integration expenses related to the branches acquired from Laurentian Bank the prior year. Average full-time equivalent staffing levels increased by 704 or 2% compared to the prior year due to growth in insurance business (including the acquisition) and the addition of sales and service personnel in branches and call centres. The efficiency ratio, before amortization of intangibles, for the year was 56.3%, an improvement of 2.4 percentage points over the prior year.

KEY PRODUCT GROUPS

Real Estate Secured Lending
•    Offers mortgages and home equity lines of credit through branches, direct sales force, multi unit residential, and broker channels.
•    During 2005, the industry continued to experience above normal growth driven by continued increases in home prices, strong unit sales and refinance activity.
•    The strong housing market drove growth in new business while customer retention improved to its highest level since the integration with Canada Trust branches in 2001. Volume growth was below estimated industry growth in a highly competitive environment.
•    Margins were relatively stable throughout the year.
•    Improvements to customer payment options and renewal processes were launched during the year.
•    Business objectives in 2006 are to increase new originations while also improving customer cross sell and maintaining margins.

Personal Deposits
•    Offers a complete range of Canadian and U.S. dollar chequing, savings and term investment vehicles designed to promote primary banking relationships, retirement savings and retirement income options.
•    Personal Deposits experienced growth in all key areas during 2005. Net growth in active chequing accounts of 5% was fueled by an increase in openings, fewer closures and the “EasySwitch” account transfer process. Despite a highly competitive market, volume growth outpaced the industry allowing the Bank to increase market share, and maintain its number one share ranking.
•    Margin compression continued during the year due to the impact of low interest rates, rate competition and growth being weighted toward the lower margin guaranteed investment account.
•    For 2006, the continued focus is on growing the number of chequing accounts and core banking relationships. Margin is expected to improve with the anticipated rising interest rate environment, moderated by continued growth in the guaranteed investment account.

Consumer Lending
•    Offers lines of credit, loans, overdraft protection products and a wide selection of Visa credit cards including classic, premium, and commercial cards as well as compelling reward programs such as the TD Gold Travel Visa card and the GM Card.
•    Revenue growth was driven by improved margins and growth in card and other fee income.
•    Lending volumes, excluding credit cards, were relatively flat reflecting growth in our line of credit and loan portfolios, offset by the wind-down of a financing program for customers of the Insurance Company of British Columbia.
•    Credit losses continued to be maintained at low rates reflecting the benefits of new credit management systems.
•    Credit card purchase volume and outstanding balances increased 13% and 7%, respectively. The Bank signed a definitive agreement to outsource product administration to an industry leader in credit card technology solutions.

TABLE 13	CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars)	2005	2004	2003
Net interest income	$4,342	$4,154	$4,051
Provision for credit losses	373	373	460
Other income	2,361	2,066	1,803
Non-interest expenses before amortization of intangibles	3,773	3,650	3,463
Income before provision for income taxes	2,557	2,197	1931
Provision for income taxes	855	747	689
Net income - before amortization of intangibles	$1,702	$1,450	$1,242
Selected volumes and ratios
Average loans and acceptances (billions of Canadian dollars)	$117	$110	$104
Average deposits (billions of Canadian dollars)	124	116	110
Economic profit (millions of Canadian dollars)	$1,038	$810	$639
Return on invested capital - before amortization of intangibles	23.1%	20.4%	18.5%
Efficiency ratio - before amortization of intangibles	56.3%	58.7%	59.2%
Margin on average earning assets[1]	2.96%	3.05%	3.25%

1    Including securitized assets.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	29

•    The key objectives for 2006 are to grow the credit card and indirect lending businesses, improve profitability of the unsecured line of credit product, increase the penetration of overdraft protection and ensure the successful implementation of the credit card product administration platform.

Small Business Banking and Merchant Services
•    Offers quick and efficient delivery of deposit, lending, cash management and investment services to Canada's small business owners through the full retail branch network, as well as the award winning EasyWeb and EasyLine banking services. Additionally, 160 rural account managers serve the banking needs of agri-businesses through the retail branch network in rural communities.
•    Merchant services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 100,000 business locations across Canada.
•    In 2005, 100 small business advisors were added to the retail branch network; individuals specifically trained in understanding and meeting the banking needs of small businesses and their owners.
•    Focus on meeting the needs of these customers has helped achieve a 6% growth in net new deposit accounts and 9% growth in new small business borrowers.
•    Focus in 2006 will be to continue to make it simpler, faster and easier for small business customers to do business and on building the expertise in retail branches to help customers meet their goals.

Commercial Banking
•    Offers a full range of lending, deposit, investment and cash management services to medium sized businesses in Canada.
•    Improved credit markets and strengthened business development efforts led to a 4% increase in commercial loan volumes in 2005 compared to an overall decline in the prior year.
•    Commercial deposit growth continued to be strong at 11%, surpassing the rate of growth achieved in 2004. Margin compression, although less significant than in the prior year, continued primarily due to an ongoing customer preference for lower margin term products.
•    The overall risk profile of the credit portfolio has increased only moderately and continues to remain well within acceptable risk guidelines.
•    Loan losses continued to be well below historic norms in 2005. While provisions are likely to increase in 2006, they should continue to be below cyclical averages.
•    In 2006, continued investments in business processes and relationship management capability will be made in order to increase commercial banking relationships, volumes and revenues in line with the overall strategy to grow at an above average rate.

TD Life Group
•    Provides life and health insurance protection to 1.8 million retail customers, as well as life and health reinsurance in the international market.
•    A leader in critical illness and direct life and health insurance in Canada. The first full year of critical illness coverage on lines of credit exceeded all expectations and contributed to the overall success of this product category.
•    Revenue grew by 16% over last year, continuing the trend of strong growth.
•    The focus for 2006 will be on continued growth in sales and further investments in systems development that will position us to enhance product offerings well into the future.

TD Meloche Monnex
•    Aims to be the benchmark in the personal automobile and home insurance industry in Canada by growing through a unique direct marketing model.
•    Services niche segments representing alumni, professionals, and members of employer groups, and also to individuals who are primarily customers of the Bank.
•    #3 in personal lines market share and the #1 direct writer in Canada.
•    Premiums were $1.7 billion, and grew 13% over 2004.
•    Through good underwriting practices and a reduction in claims frequency, we improved the loss ratio from 72.7% in 2004 to 68.6% in 2005 despite a higher than usual level of weather-related claims.
•    Best in class expense ratio in the Canadian property and casualty industry.
•    The integration of operations acquired from Liberty Mutual was substantially completed.
•
To maintain better than industry average margins, key priorities will be to maintain growth related to the group and non-group businesses, further develop information technology tools and operating systems, and improve business processes.

ECONOMIC OUTLOOK

The Canadian economy should be supportive to personal and commercial banking activities in 2006. Tight labour markets suggest stronger personal income growth in the coming year although there will be a moderation in housing markets and tempered consumer spending on big-ticket items thus dampening demand for mortgages and personal credit. A rise in rates should not be sufficient to cause an outright pullback in consumer spending. Businesses are adjusting to a stronger Canadian dollar and high energy prices. Exporters will also face another hurdle if the U.S. economy begins to slow. Demand for borrowing should be supported by the need to invest in assets in order to boost competitiveness and slower profit growth may dampen the ability of firms to finance with internally generated funds.

BUSINESS OUTLOOK AND FOCUS FOR 2006

The outlook for revenue growth continues to be strong for both personal and business banking products as new marketing initiatives, branch openings, leadership in customer satisfaction, as well as greater sales capacity are targeted to attract both new customers and more business from existing customers. Insurance volume is expected to remain solid, however, revenue growth will be moderated by premium rate reductions. The low PCL rates on personal loans are expected to be sustainable, however business banking loan losses are likely to increase moderately going forward. Further investments in systems development and infrastructure, as well as increased marketing efforts will result in further expense growth. Canadian Personal and Commercial Banking remains committed to deliver continuing double-digit earnings growth over time. Key priorities for 2006 are as follows:
•	Make customers the number one priority for all employees and go beyond expectations in resolving customer complaints.
•	Support employee development by improving training, coaching and leadership, enhance recruitment and orientation and better reflect the diverse communities we serve.
•	Develop relationships with more Canadians and deepen relationships with our existing customers.
•	Continue to reduce business process complexity and increase productivity levels.
•	Maintain industry leadership in direct insurance through TD Meloche Monnex and TD Insurance.
•	Continue growing under-penetrated businesses.

30	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

BUSINESS SEGMENT ANALYSIS

U.S. Personal and Commercial Banking

Operating under the TD Banknorth brand name, U.S. Personal and Commercial Banking offers a full range of banking services and products, including commercial, consumer, wealth management and insurance agency services.

REVENUES AND ASSETS

Revenues

(millions of Canadian dollars)	2005
Commercial real estate lending	$ 299
Residential real estate lending	136
Consumer lending (including home equity loans)	248
Commercial lending	196
Treasury/corporate	199
Insurance	38
Wealth management	45
Chequing and banking fees	141
Less: unallocated interest expense	(298)
Total	**$1,004**

Assets[1]

(millions of Canadian dollars)	2005
Residential mortgages	$ 3,632
Consumer loans	6,984
Business and government loans	12,555
Investment securities	5,263
Other assets	2,425
Total	**$30,859**

[1] Excluding all goodwill and other intangibles.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	31

BUSINESS HIGHLIGHTS

•	Earnings before amortization of intangibles were $158 million for the seven month period March 1, 2005 to September 30, 2005.
•	For the period March 1, 2005 to September 30, 2005, total loans averaged $24 billion, total deposits averaged $27 billion and the margin on average earning assets was 4.11%.
•	The annualized return on invested capital before amortization of intangibles was 5.4%.
•	Continued strong asset quality.
•	Acquired the naming rights to the TD Banknorth Garden, the home of the Boston Bruins and Boston Celtics.

CHALLENGES IN 2005

•	Margin compression related to increasing short-term interest rates and the continued flattening of the yield curve.
•	Slowing commercial loan growth.

INDUSTRY PROFILE

The personal and commercial banking industry in the U.S. is very competitive in all aspects of our business. The Bank is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. TD Banknorth is one of the largest financial institutions located in the northeastern U.S., but the competition includes banks and other financial institutions with larger branch networks, a wider array of commercial banking services, and substantially greater resources. Keys to profitability are attracting and retaining customer relationships over the long-term, effective risk management, rational product pricing, the use of technology to deliver products and services for customers anytime/anywhere, growing fee-based businesses and the effective control of operating expenses.

OVERALL BUSINESS STRATEGY

•	Deliver superior customer service across all channels.
•	Unify various brands under the single TD Banknorth brand.
•	Focus organic banking growth on core chequing accounts and commercial and small business loans.
•	Continue to grow wealth management, investment planning and insurance agency businesses.
•	Maintain strong asset quality and expense discipline.
•	Continue the acquisition strategy throughout New England and other niche areas of the United States.

REVIEW OF FINANCIAL PERFORMANCE

For the seven month period March 1, 2005 to September 30, 2005, the U.S. Personal and Commercial Banking segment’s earnings before amortization of intangibles was $158 million, the annualized return on invested capital was 5.4% and the economic loss before amortization of intangibles was $105 million.
Total revenues were $1.0 billion. The margin on average earning assets was 4.11% and benefited from balance sheet de-leveraging in February 2005. Consumer loan growth has been solid, while commercial loan growth slowed late in the year and residential mortgage loans have declined.
Provision for credit losses was $4 million, reflecting continued strong asset quality.
Expenses before amortization of intangibles were $549 million, including $10 million of merger related charges. The average FTE staffing level was 7,284. The efficiency ratio, before amortization of intangibles was 54.7%.

KEY PRODUCTS GROUPS

Community Banking
The community banking business offers a broad range of banking services and products to individuals, business and governments through branches, telephone banking and internet banking channels. Products and services include loans and loan-related services for commercial real estate, commercial businesses, residential real estate and consumers as well as a full array of deposit products to individuals, businesses and governments including, chequing, savings, money-market, term investment, merchant services and cash management products designed to meet the needs of the customer.
The community banking gross revenues, which comprise the majority of TD Banknorth’s revenues, amounted to $1.0 billion on average loans of $24 billion and average deposits of $27 billion over the seven month period ended September 30, 2005. Net interest margin of 4.11%, solid chequing and banking fees, and strong asset quality were important factors in the performance.

Wealth Management and Investment Advisory Services
The wealth management business delivers wealth advisory, investment management and investment advisory services to both individuals and businesses. Wealth management revenues amounted to $45 million for the seven months ended September 30, 2005. Wealth management had total assets under management of $15.9 billion at September 30, 2005 including both discretionary and custodial investments.

32	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

Insurance Agency
The insurance agency business provides insurance products and services to individuals and businesses including homeowners, automobile, property and casualty and employee benefits and is one of the leading insurance agencies in the northeastern U.S.
Insurance agency revenues, which are predominantly commissions earned on sales of insurance products, amounted to $38 million for the seven months ended September 30, 2005.

ECONOMIC OUTLOOK

•
The U.S. economy, including the U.S. northeast, is expected to deliver solid economic growth in 2006, but the pace of expansion is expected to slow over the course of the year. However, after two years of outperforming the national average, the pace of expansion in New England is likely to underperform next year.

•
Although employment will likely rise at a modest pace, personal income growth is expected to accelerate next year and the personal savings rate is expected to rise. Corporate profit growth is expected to drop from the double-digit gains over the past couple of years, but should remain in positive territory. These trends should be supportive to deposit growth.

•
Commercial loan growth is likely to be tempered by less stimulative monetary policy. However, while short-term rates will have risen significantly from their 1% trough, the peak in rates will be low by historical standards. The rise in long-term borrowing costs will likely prove modest. Moreover, strong business investment and slower growth in corporate profits could boost demand for commercial loans.

•
Personal loan growth is vulnerable to a cooling in U.S. housing markets. Over the past few years, the wealth effects from booming real estate markets has been a powerful catalyst to consumer spending. However, the recent trends are not sustainable, and U.S. consumer outlays will lose momentum if the housing market declines. Even if the annual increase in home prices were to slow to roughly the pace of inflation, consumer spending growth would dip. Outlays on big-ticket items such as furniture, appliances and autos are the most vulnerable. If this moderation occurs, it would dampen personal loan growth.

BUSINESS OUTLOOK AND FOCUS FOR 2006

Build on our strengths of providing superior customer service and timely, local decision making. The outlook is for modest organic revenue growth in 2006. Net interest margins are expected to remain under pressure until the yield curve steepens. Credit loss provisions are at historic lows and are expected to increase. Fee income and operating expenses, each excluding acquisitions, are expected to grow modestly. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over time. Key priorities for 2006 are:
•	Complete the pending acquisition and achieve a smooth integration of Hudson United into the TD Banknorth organization and complete re-branding of all Hudson United locations.
•	Achieve projected revenue growth and cost reduction targets for the Hudson acquisition.
•	Regain momentum in growing commercial loans and core deposits, while keeping strong credit quality and competitive pricing.
•	Continue to deliver customer service that is above and beyond customer expectations.
•	Continue to improve the efficiency ratio.

TABLE 14	U.S. PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars)	2005
Net interest income	$705
Provision for credit losses	4
Other income	299
Non-interest expenses before amortization of intangibles	549
Income before provision for income taxes	451
Provision for income taxes	161
Non-controlling interest in subsidiaries	132
Net income - before amortization of intangibles	$158
Selected volumes and ratios
Average loans and acceptances (billions of Canadian dollars)	$24
Average deposits (billions of Canadian dollars)	27
Economic loss (millions of Canadian dollars)	$(105)
Return on invested capital - before amortization of intangibles	5.4%
Efficiency ratio - before amortization of intangibles	54.7%
Margin on average earning assets	4.11%

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	33

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

$1,988
(millions of Canadian dollars)
Total revenue

$2,500
2,000
1,500
1,000
500
0
03
04
05

$422
(millions of Canadian dollars)
Net income

$600
400
200
0
03
04
05

$33
(billions of Canadian dollars)
Risk-weighted assets

$40
30
20
10
0
03
04
05

Revenues

(millions of Canadian dollars)	2005	2004	2003
Corporate banking	**$ 266**	$ 303	$ 335
Investment banking and capital markets	**1,467**	1,594	1,552
Equity investments	**255**	299	149
Total	**$1,988**	$2,196	$2,036

34	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

BUSINESS HIGHLIGHTS

•	Strong results from the domestic franchise driven partially by improved market share in areas such as block trading, where TD Securities held the #1 market share for the year.
•	Restructuring activities undertaken in 2005 have improved the market and operational risk profile which should lead to increased profitability in future years.
•	Continued to use credit effectively by focusing on client profitability.
•	Continued to maintain a low credit risk profile.

CHALLENGES IN 2005

•	Restructuring activities in the global structured products businesses had a negative impact on earnings.
•	Weaker results in our equity investment portfolios compared to 2004.
•	Reducing run rate costs while maintaining business momentum and operational excellence.
•	Tightening lending margins.

INDUSTRY PROFILE

The Wholesale Banking sector in Canada is a mature market with intense competition from the Canadian banks, the large global investment banks and to a lesser extent - small niche investment banks and dealers. In order to compete effectively, it is necessary to offer a complete package of solutions and products, with credit often being a key component of a relationship. Additionally, it is necessary to offer international expertise in order to service the Canadian based international corporate client base. We believe there are increasing opportunities for a Wholesale Bank that offers innovative solutions and ideas which span across products and regions.

OVERALL BUSINESS STRATEGY

•	Deliver a full suite of capital market services for Wholesale Banking’s established and growing client base in Canada with a goal to becoming a top 3 relationship bank in Canada.
•	Maintain a strong international trading platform and global operations to support our domestic strategy.
•	Selectively use credit to support high return relationships.

REVIEW OF FINANCIAL PERFORMANCE

Net income was $422 million in 2005, a decrease of $166 million from $588 million last year. Net income includes the impact of restructuring costs of $43 million and losses related to the reduction of the estimated value and exit of certain structured derivative portfolios which had an impact of $153 million. The return on invested capital for 2005 was 17%, compared with 25% last year. Economic profit for the year was $100 million compared with an economic profit of $278 million in 2004.
           Wholesale Banking revenue is derived primarily from capital markets and investment banking, investing and corporate banking activities. Revenue for the year was $1,988 million, compared with revenue of $2,196 million last year. Capital markets and investment banking revenues, which include advisory, underwriting, trading, facilitation and execution services were lower than last year, largely due to the impact of losses of $153 million incurred due to a reduction of the estimated value and exit of certain structured derivative portfolios. Excluding these items, revenue is up slightly on significant growth in equity underwriting and equity facilitation revenues partially offset by weaker trading revenue in the equity, credit and interest rate portfolios. Revenue from the equity investment portfolios decreased as higher security gains were more than offset by lower interest, dividend and other income. Lending revenue decreased as margins have come under pressure due to high investor demand for assets relative to corporate borrowing requirements.
Provisions for credit losses were $52 million in 2005, an increase of $11 million from $41 million in 2004. Provisions for credit losses in the Wholesale Banking segment represents allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. The provision for credit losses of $52 million is attributed solely to costs of credit protection. The credit quality of the portfolio remains strong as there have been no credit losses in the core lending portfolio in Wholesale Banking.
Wholesale Banking holds $3.2 billion in credit protection against the lending portfolio, a decrease of $1.3 billion from the end of last year. Wholesale Banking continues to proactively manage its credit risk through active management of the credit protection portfolio.
Risk-weighted assets of the Wholesale Banking segment were $33 billion this year, an increase of $3 billion compared with 2004. The increase is largely due to an increase in exposures in the lending portfolio.
Expenses were $1,325 million compared with $1,289 million last year. The increase is a result of a $43 million restructuring charge compared to a $7 million restructuring release in 2004. The underlying change in expenses, before the impact of restructuring, was a decrease of $14 million. This is a result of lower variable compensation related to weaker performance in the capital markets businesses, partially offset by higher operating expenses related to infrastructure improvements.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	35

KEY PRODUCT GROUPS

Corporate Banking
•
Corporate banking, which includes corporate lending, trade finance and related activities, had a revenue decline of 12% from $303 million in 2004 to $266 million in 2005. This decrease is largely a result of reduced revenue from lending activities. Lending revenue decreased because of reduced lending margins.

Investment Banking and Capital Markets
•
Investment banking and capital markets revenues decreased 8% from $1,594 million in 2004 to $1,467 million in 2005. Capital markets revenue includes the impact of $153 million in losses related to the reduction of the estimated value and exit of certain structured derivative portfolios noted above. Excluding these items revenue is up 2% from last year. This reflects stronger investment banking, underwriting and equity facilitation revenues which are a result of both better market conditions and increased market share - shown by TD Securities’ #1 rank in block trading market share in 2005. These gains were partially offset by weaker trading revenue in our structured equity, interest rate and credit portfolios as these portfolios experienced difficult market conditions.

Equity Investments
•
The equity investment portfolios, comprised public and private equity, had weaker overall results in 2005 as revenue decreased by 15% from a very strong result in 2004 of $299 million to $255 million. This was a result of lower interest and dividends partially offset by higher security gains. Although revenue was lower in 2005, the unrealized gains in the portfolios increased by $332 million to $750 million.

ECONOMIC OUTLOOK

•	Moderate growth in client demand for wholesale banking services is expected in 2006.
•	Despite the tightening in monetary policy, sustained low bond yields and relatively tight corporate spreads are likely to remain supportive to borrowing.
•
Business investment is expected to be a major engine for economic growth in the coming year, which should be positive for activity in investment banking, debt capital markets, institutional equities and private equity.

•
Continued growth in corporate profits should also be beneficial for business confidence, and with profit growth slowing to a single digit annual pace, some firms may find it more difficult to finance outlays with internally generated funds.

•
Demand for foreign exchange services is expected to remain strong. The U.S. dollar is likely to lose ground in response to the massive U.S. current account deficit and the currency is expected to be weakened by signs that the U.S. economic expansion is slowing in reaction to a cooling in U.S. housing markets.

•
This outlook augurs for further volatility in the Canadian dollar and suggests that the exchange rate to the U.S. dollar could climb higher, particularly in early 2006. However, the gains in the currency may prove fleeting, as a future U.S. slowdown would result in a pullback in commodity prices that would reduce the international attractiveness of the Canadian currency. Nevertheless, any retreat in the Canadian dollar should be limited and the currency is expected to remain well above the U.S. $.80 mark.

BUSINESS OUTLOOK AND FOCUS FOR 2006

Equity markets were strong in 2005 and our domestic franchise benefited from these conditions. Wholesale Banking is optimistic that momentum will continue in 2006. Key priorities for 2006 are:
•	Complete the restructuring of the global structured products businesses, including the right-sizing of the cost structure.
•	Continue the momentum of increasing market share in the Canadian franchise.
•	Achieve return on invested capital target of 15% to 22%.
In 2006, Wholesale Banking will continue to focus on growing and deepening domestic client relationships, expanding its product and service suite and operating with excellence. The segment is expected to deliver a strong return on invested capital in 2006 with a significantly reduced risk profile.

TABLE 15	WHOLESALE BANKING

(millions of Canadian dollars)	2005	2004	2003
Net interest income	$977	$1,581	$1,335
Provision for credit losses	52	41	15
Other income	1,011	615	701
Non-interest expenses	1,325	1,289	1,689
Income before provision for income taxes	611	866	332
Provision for income taxes	189	278	92
Net income	$422	$588	$240
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	$33	$30	$40
Economic profit (loss) (millions of Canadian dollars)	$100	$278	$(125)
Return on invested capital	17.0%	24.7%	8.6%
Efficiency ratio	66.6%	58.7%	83.0%

36	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

BUSINESS SEGMENT ANALYSIS

Wealth Management

$130
(billions of Canadian dollars)
Assets under management[1]

$150
120
90
60
30
0
03
04
05

$314
(billions of Canadian dollars)
Assets under administration[2]

$350
300
250
200
150
100
50
0
03
04
05

$432
(millions of Canadian dollars)
Net income before amortization of intangibles

$500
400
300
200
100
0
-100
03
04
05

Revenues[3]

(millions of Canadian dollars)	2005	2004	2003
Discount brokerage	**$1,621**	$1,611	$1,456
Mutual funds	**427**	381	326
Private client group	**187**	167	151
Investment management	**117**	103	102
Private investment advice	**333**	291	241
Financial planning	**61**	37	18
Total	**$2,746**	$2,590	$2,294

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet.

[3] Certain revenues are presented net of internal transfers.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	37

BUSINESS HIGHLIGHTS

•
Wealth management assets under administration increased $35 billion or 13% from 2004 due to growth in net new assets combined with market growth. Assets under management grew $14 billion or 12% over the prior year due to net asset growth and market appreciation.

•	The 2004 investment in under-penetrated businesses started to pay off in 2005 with solid profitability growth in those channels.
•	Exceeded our goal of adding 125 net new client facing advisors.
•	TD Mutual Funds had the best ever year of net fund sales with $4.1 billion including a 73% increase in sales to external dealers.
•
Discount brokerage will expand operations through a proposed transaction to sell TD Waterhouse U.S.A. to Ameritrade Holding. The transaction is subject to shareholder and regulatory approval and is expected to close in early 2006.

CHALLENGES IN 2005

•	Price competition, particularly in the U.S., continued to negatively impact commission revenue.
•	Canadian markets generally improved in 2005, challenges continued in the U.S. markets, impacting average trades per day which declined 3% from 108,000 in 2004 to 105,000 in 2005.
•	The stronger Canadian dollar negatively impacted the TD Waterhouse U.S.A. results and produced lower commission revenue on U.S. transactions for the Canadian discount brokerage operations.

INDUSTRY PROFILE

The wealth management industry in North America is large, diverse and very competitive. Profitability is dependent on price competition, the ability to attract and retain client assets and market volatility. Cost management is a critical success factor in the industry and consolidation of industry participants continues to occur. Key events in 2005:
•	The industry benefited from strong growth in long term mutual fund sales.
•	In the U.S., discount brokerage revenues were hampered by intense price competition.
•	In Canada, the strength of the oil sector and income trusts were factors in the growth of Canadian markets and corresponding trading activity.

OVERALL BUSINESS STRATEGY

•	Develop an integrated asset gathering client focused organization.
•	Continue to grow under-penetrated businesses at above average growth rates.
•	Retain focus on the financial planning and private investment advice businesses.
•	Leverage the wealth brands of TD Waterhouse and TD Mutual Funds as premier, trusted advisors in investing for clients.
•	Develop a world class continuum of products, services and solutions designed to meet the needs of each client segment.
•	Leverage technology to enhance the systems architecture supporting the customer experience and to increase operational efficiency.
•	Leverage the strong client referral relationship with Canadian Personal and Commercial Banking to ensure clients are serviced in the most appropriate distribution channel within Wealth Management.

REVIEW OF FINANCIAL PERFORMANCE

Wealth Management’s net income before amortization of intangibles for 2005 was $432 million compared with $352 million in 2004, an increase of 23% as a result of growth across the Wealth businesses. The return on invested capital before the amortization of intangibles for the year was 16% compared with 13% in 2004. The economic profit for 2005 was $116 million, an improvement of $91 million over 2004.
Total revenue increased by $156 million from 2004 to $2,746 million due to strong growth in advice-based and asset management businesses. Mutual fund management fees increased as a result of 20% asset growth and the shift in portfolio mix to higher earning fund classes while growth in assets under administration generated improved results in private investment advice and financial planning. Discount brokerage revenues were impacted by a 3% decline in trading volumes and the negative impact of foreign exchange on U.S. results offset by growth in net interest income from higher margin volumes and increased deposit spreads.
Expenses before the amortization of intangibles were $2,083 million in 2005, an increase of $36 million from 2004. Higher trailer payments to sellers of the Bank’s mutual funds and higher sales force compensation in private investment advice and financial planning were partially offset by the benefits of cost control in all businesses and the foreign exchange impact of the higher Canadian dollar on expenses.
Assets under management of $130 billion at October 31, 2005 increased $14 billion or 12% from October 31, 2004 due to strong sales of mutual funds and growth in institutional assets. The impact of market growth on assets under management was approximately 3%. Assets under administration totaled $314 billion at the end of the year, increasing $35 billion or 13% from October 31, 2004 due to the addition of new assets in discount brokerage, private investment advice and financial planning and market growth of approximately 4%.

38	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

KEY PRODUCT GROUPS

TD Waterhouse Discount Brokerage
•	A leader in self-directed investing, serving customers in Canada, the United States and the United Kingdom.
•	The businesses continued to be challenged on trade volumes which declined 3% from 2004.
•
Revenue increased by $10 million as higher net interest income due to higher deposit balances combined with higher spread revenue more than offset the impact on revenue of declines in trade volumes, lower commissions per trade and the impact on U.S. results of the higher Canadian dollar. The decline in commissions per trade resulted from pricing pressures in the U.S. and lower commissions per trade on U.S. transactions for the Canadian discount brokerage operations.

•
Expenses before the amortization of intangibles declined by $49 million primarily due to cost control in the face of declining volumes, the impact of foreign exchange on U.S. results partially offset by higher marketing expenses and the costs associated with call centre closures in the U.S.

TD Asset Management
•
TD mutual funds is the sixth largest mutual fund family in Canada with $42 billion in assets under management at October 31, 2005, an increase of 20% over 2004, resulting in record earnings for the year. Revenue growth of 12% resulted from this growth in assets, offset by trailer payments to internal Wealth counterparties. Expenses before the amortization of intangibles increased $21 million also due to the increase in assets as trailer payments to the Bank and external sellers of the Bank’s funds increased over 2004. For the third year in a row, TD mutual funds was second in the industry in long term sales at $5.0 billion.

•
TD investment management is recognized as one of the largest quantitative managers in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations. Assets under management increased by 12% compared with 2004. Revenue increased 14% as the growth in assets generated higher management fees.

Advice-Based Businesses
•
TD Waterhouse Private Client Group includes trust services, private banking and private investment counsel. Increases in customer assets were responsible for a 12% or $20 million increase in revenue year-over-year. Expenses before the amortization of intangibles were flat due to the offsetting impacts of higher expenses due to growth in assets and the costs incurred in 2004 related to the rebranding of private client services under the TD Waterhouse banner.

•
TD Waterhouse private investment advice provides full-service brokerage services to its retail customers throughout Canada. In 2005, assets under administration continued to grow resulting in a $42 million increase in revenue. Expenses before the amortization of intangibles grew at 14% reflecting increases in investment advisor compensation with the growth in commissionable revenue.

•
TD Waterhouse financial planning continues to aggressively grow its client facing advisors with a 21% increase in the number of planners and a 66% increase in assets under administration in 2005. As a result, revenues increased $24 million in 2005 while expenses grew $17 million as the investment in growing the number of financial planners continues.

ECONOMIC OUTLOOK

•	Economic conditions are expected to remain positive for Wealth Management in 2006. Rising personal income and low unemployment rates should encourage increased investing activity.
•	The return on money market instruments is likely to rise in reaction to Bank of Canada rate hikes in late 2005 and early 2006.
•	Bond yields may rise during the monetary policy tightening, but they are likely to retreat in reaction to slower economic growth in late 2006.
•	Foreign exchange volatility will continue, particularly with respect to the U.S. dollar, which may impact investment strategies.

BUSINESS OUTLOOK AND FOCUS FOR 2006

The outlook is favourable for continued revenue growth in 2006 as the focus on diversifying the Wealth Management revenue stream continues. Key priorities for 2006 are:
•	Ensure the successful closing and successful integration of the TD Ameritrade transaction, including the realization of revenue and expense synergies planned for the upcoming year.
•	Improve Wealth Management’s new client asset growth by increasing the number of client facing advisors, both through competitive hiring and training programs for new and experienced advisors.
•	Increase share of business with current customers by enhancing and delivering new products, services and solutions.
•	Introduce an active-trader platform in Canada to target the frequent trading customers in Wealth Management’s discount brokerage business.
•	Maintain a positive spread between revenue and expense growth by aggressively managing costs through technology investment and elimination of overlapping functions and processes.
•	Focus on growing a more stable revenue base by targeting fee-based and net interest revenues.

TABLE 16	WEALTH MANAGEMENT

(millions of Canadian dollars)	2005	2004	2003
Net interest income	$643	$492	$421
Other income	2,103	2,098	1,873
Non-interest expenses before amortization of intangibles	2,083	2,047	2,234
Income before provision for income taxes	663	543	60
Provision for income taxes	231	191	145
Net income (loss) - before amortization of intangibles	$432	$352	$(85)
Selected volumes and ratios
Assets under administration (billions of Canadian dollars)	$314	$279	$259
Assets under management (billions of Canadian dollars)	130	117	107
Economic profit (loss) (millions of Canadian dollars)	$116	$25	$(476)
Return on invested capital - before amortization of intangibles	16.4%	13.0%	(3.6)%
Efficiency ratio - before amortization of intangibles	75.9%	79.0%	97.4%
Average trades per day (thousands)	105	108	98

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	39

BUSINESS SEGMENT ANALYSIS

Corporate

The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses, and taxes.

During fiscal 2005, the Corporate segment reported a net loss of $131 million. There was a tax charge of $163 million related to the TD Waterhouse reorganization which precedes the transaction with Ameritrade. The gain on this transaction is expected to be recognized in the first quarter of 2006. During the year, the Bank increased its contingent litigation reserves by $365 million. Other expenses included a preferred share redemption premium resulting in a charge of $13 million as well as costs associated with net treasury activities and net unallocated revenues, expenses and taxes. These losses were offset by gains realized of $229 million related to specific non-core portfolio loan loss recoveries from prior year sectoral provisions and a general allowance release of $35 million. Corporate also recorded gains of $27 million as a result of the impact of hedging relationships accounting guideline (AcG-13), which requires the mark-to-market the value of credit protection on the corporate lending portfolio amongst other things. Favourable tax items during the year were $98 million including the benefit of a court decision and a $30 million tax benefit as a result of a higher tax rate now being applied on prior year sectoral provisions.
The negative net interest income in Corporate segment is substantially due to the reversal of taxable equivalent basis adjustments. Primarily within Wholesale Banking, the value of non-taxable or tax-exempt income such as dividends is increased to its equivalent before tax value. Corporate segment records a matching decrease such that, in aggregate, the Bank’s Net Interest Income excludes TEB adjustments.

TABLE 17	CORPORATE

(millions of Canadian dollars)	2005	2004	2003
Net interest loss	$(659)	$(454)	$(370)
Reversal of credit losses	(374)	(800)	(289)
Other income	115	104	47
Non-interest expenses	506	395	206
Income (loss) before benefit of income taxes	(676)	55	(240)
Benefit of income taxes	(545)	(264)	(323)
Net income (loss)	$(131)	$319	$83

CORPORATE MANAGEMENT

The corporate management function of the Bank comprised audit, compliance, corporate and public affairs, economics, enterprise technology solutions (information technology), finance, human resources, legal, marketing, office of the ombudsman, real estate, risk management and security.
Banking is an increasingly complex and challenging business. The demands and expectations of our stakeholders - customers, shareholders, employees, regulators, governments and the community at large - are constantly changing. Ensuring the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholders’ confidence in the Bank.
Those who serve our more than 14 million global customers most directly in our four key businesses need strong and effective support from a wide range of functional groups, so that they can remain focused on the key priority of exceeding customer expectations. Corporate management’s mandate is to provide centralized advice and counsel and to design, establish and implement processes, systems and technologies to ensure that the Bank’s key businesses operate efficiently, reliably and in compliance with all applicable regulations. To accomplish this, corporate management endeavors to have the best people, processes and tools to support our businesses, customers, employees and shareholders.

PROPOSED TRANSACTIONS

TD Waterhouse U.S.A. and Ameritrade
On June 22, 2005 the Bank announced its intention to sell its U.S. brokerage business, TD Waterhouse U.S.A. to Ameritrade Holding Corporation in exchange for approximately a 32% ownership in the combined legal entity. As part of the transaction, promptly after closing the Bank has agreed to tender for an additional 7.9% of the shares which, if successful, would bring the Bank’s total holdings to 39.9%. The new entity will operate under the name TD Ameritrade. The transaction is currently expected to result in a net gain on sale of approximately U.S.$900 million after-tax subject to the value of Ameritrade’s share price at closing. The Bank intends to account for its investment in TD Ameritrade using the equity method of accounting. Also on June 22, 2005, the Bank announced its intention to purchase 100% of Ameritrade’s Canadian brokerage operations for U.S.$60 million cash consideration. Both transactions are expected to close early in calendar 2006 subject to Canadian and U.S. regulatory approvals and Ameritrade shareholder approval.

Hudson United Bancorp
On July 12, 2005, TD Banknorth announced an agreement to acquire Hudson United Bancorp (“Hudson”) for total consideration of approximately U.S.$1.9 billion, consisting of cash consideration of approximately U.S.$950 million and the remainder in TD Banknorth common shares. The cash consideration is to be funded by the sale of TD Banknorth common shares to the Bank. The transaction is expected to close early in calendar 2006 and is subject to approvals by shareholders of Hudson and TD Banknorth as well as regulatory approvals. TD Banknorth will consolidate the financial results of Hudson. On a proforma basis, based on the number of TD Banknorth shares outstanding on June 30, 2005, the Bank’s proportionate ownership interest in TD Banknorth will decrease slightly after giving effect to the transaction which will result in an approximate after-tax $80 million dilution loss. The Bank also announced its intention to at least maintain its ownership of TD Banknorth at the level prior to the acquisition of Hudson through TD Banknorth share repurchases or open market purchases, in each case subject to regulatory requirements, or to potentially increase its position as market conditions warrant.

40	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

2004 FINANCIAL RESULTS OVERVIEW

Summary of 2004 Performance

EVENTS IN 2004

The Bank expanded insurance operations though the acquisition of the Canadian personal property and casualty operations of Boston-based Liberty Mutual Group, in April 2004. The prior year’s results also incorporate the 57 Laurentian Bank branches, which were acquired on October 31, 2003.

TABLE 18	REVIEW OF 2004 FINANCIAL PERFORMANCE

	Canadian Personal and	Wholesale	Wealth		Total
(millions of Canadian dollars)	Commercial Banking	Banking	Management	Corporate	Consolidated
Net interest income (loss)	$4,154	$1,581	$492	$(454)	$5,773
Other income	2,066	615	2,098	104	4,883
Total revenue	6,220	2,196	2,590	(350)	10,656
Provision for (reversal of) credit losses	373	41	-	(800)	(386)
Non-interest expenses before amortization of intangibles	3,650	1,289	2,047	395	7,381
Income before provision for income taxes	2,197	866	543	55	3,661
Provision for (benefit of) income taxes	747	278	191	(264)	952
Net income - before amortization of intangibles	$1,450	$588	$352	$319	$2,709
Amortization of intangibles, net of income taxes					477
Net income - reported basis					$2,232

Net interest income on a reported basis was $5,773 million in 2004, a year-over-year increase of $336 million or 6%. Numerous factors contributed to the increase, including the mix of interest earning securities and derivatives within the trading businesses of Wholesale Banking, continued growth in lending volumes in Canadian Personal and Commercial Banking, and higher margin lending and higher spreads on loans and deposits in Wealth Management’s discount brokerage business. At 2.3%, the Bank achieved the largest interest rate spread among the big six banks in 2004.

Other income on a reported basis was $4,883 million in 2004, an increase of $459 million or 10% from 2003. The improvement was primarily due to higher insurance revenues, income from loan securitizations, and investment and securities services. The increase was partially offset by a decrease in credit fees due to a reduction in assets as well as outstanding commitments in the core and non-core lending portfolios, and trading-related income due to weaker results in the equity trading businesses. The improvement in the investment securities portfolio was largely a result of stronger market conditions resulting in opportunities in the Bank’s private and public equity portfolios.

Non-interest expenses on a reported basis were $8,007 million compared with $8,364 million in 2003. Expenses before amortization of intangibles were $7,381 million, a year-over-year decrease of $211 million or 3%. The Bank posted a marked improvement in its productivity ratio to 74% in 2004. The decline in expenses is primarily a result of $624 million in goodwill write downs and $92 million of restructuring costs included in prior period figures that related to the international unit of the Bank’s wealth management business and its U.S. equity options business in Wholesale Banking. This decrease was partially offset by litigation loss accruals of $300 million recorded in fiscal 2004. The impact of the amortization of intangibles on the Bank’s reported before tax expenses was $626 million, compared with $772 million in fiscal 2003.

Income tax expense on a reported basis was $803 million in fiscal 2004, up $481 million from 2003. The Bank’s effective income tax rate was 26.4% for fiscal 2004, compared with 24.6% in 2003.

BALANCE SHEET

The Bank, with 92% of its assets in Canada, increased assets by $37 billion or 13.7% to $311 billion at the end of fiscal 2004. It was significantly higher than assets growth of 4.5% in the six largest banks in Canada, and total assets growth of 5.6% in the Canadian banking industry.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	41

2004 FINANCIAL RESULTS OVERVIEW

2004 Financial Performance by Business Line

Canadian Personal and Commercial Banking reported record earnings in 2004. Net income of $1,450 million before amortization of intangibles for the year increased by $208 million or 17% from the prior year. Return on invested capital increased from 18.5% last year to 20.4% in 2004 as earnings growth exceeded the 6% growth in average invested capital. Canadian Personal and Commercial Banking contributed strongly to shareholder value by generating economic profit of $810 million during the year, an improvement of $171 million over last year.
Revenue grew by $366 million or 6% over the prior year. The acquisition of insurance business from Liberty Mutual Group and branches from Laurentian Bank contributed $130 million to revenue growth. The main contributors to organic revenue growth were strong volumes in insurance, core deposits, real estate secured lending, small business deposits and branch mutual fund sales, as well as improved insurance claims experience and higher transaction-based fees. These areas of growth were partly offset by a contraction in commercial lending, lower net interest margins and adjustments for credit card customer reward programs.
Margin on average earning assets decreased from 3.25% last year to 3.05% as margins narrowed on deposits from a combination of competitive pricing, customers moving balances to higher rate savings accounts and the low interest rate environment.
Provision for credit losses (PCL) decreased by $87 million or 19% compared with the prior year. Commercial and small business PCL was low at $19 million for the year down $68 million from last year. Personal PCL of $354 million was $19 million lower than last year on improved delinquency rates. PCL as a percent of lending volume was at a cyclically low rate of .27% down from .36% last year.
Expenses before amortization of intangibles increased by $187 million or 5% compared with the prior year. The insurance and branch acquisitions accounted for $115 million or 3% of the expense growth. Higher volumes in the insurance business, systems development projects and the upgrading of the Bank’s automated banking machines also contributed to the increase in expenses. Offsetting these factors were higher severance and Wal-Mart in-store branch closure costs in the prior year. Growth in the insurance business added 695 full-time equivalent (FTE) to average staffing levels compared to 2003. Base average staffing levels were down 380 FTE from last year as a result of the in-store branch closures and a series of productivity improvements in operations centres. The efficiency ratio for the year was 58.7% an improvement of .5% over the prior year.

Wholesale Banking net income was $588 million in 2004, an increase of $348 million or 145% from $240 million the prior year. The return on invested capital for 2004 was 25%, com-pared with 9% the prior year. Economic profit for the year was $278 million compared with an economic loss of $125 million in 2003.
Revenue for the year was $2,196 million, compared with revenue of $2,036 million the prior year. Capital markets and investment banking revenues were slightly higher than the prior year as overall trading revenue was relatively flat year-over-year but Wholesale Banking’s equity underwriting and institutional equity facilitation revenues improved. Revenue from the equity investment portfolios also improved significantly relative to the prior year because of higher dividends received and higher net security gains on improved market conditions. These increases were partially offset by lower revenues in corporate banking due to lower lending fees on a reduced loan portfolio.
Provisions for credit losses increased by $26 million resulting in $41 million in 2004, and were attributed solely to costs of credit protection. The credit quality of the portfolio remained strong. Wholesale Banking held $4.5 billion in credit protection against the lending portfolio, an increase of $1.6 billion from 2003, as significant hedging activities were undertaken in 2004.
Risk-weighted assets (RWA) of the Wholesale Banking segment were $30 billion in 2004, a decrease of $10 billion compared with 2003. The reduction is a result of a decrease in both market risk and credit risk.
Expenses were $1,289 million in fiscal 2004 compared with $1,689 million in 2003, which included $416 million relating to the restructuring costs and goodwill impairment charges for the U.S. equity options business. The underlying increase in expenses was $23 million (before the impact of restructuring costs and goodwill). This was a result of higher variable compensation related to stronger performance in the capital markets businesses and increased investment in infrastructure improvements.

Wealth Management’s net income before amortization of intangibles for 2004 was $352 million compared with a loss of $85 million in 2003. The return on invested capital for the year was 13% compared with a negative return of 4% in 2003. The economic profit for 2004 was $25 million, an improvement of $501 million over 2003.
Total revenue increased by a healthy $296 million from 2003 to $2,590 million due to improvements in both equity markets and client asset growth. Trades per day in discount brokerage grew 10% while interest revenue increased due to 20% growth in margin balances. Mutual fund management fees increased as a result of 12% growth in mutual fund assets under management while growth in assets under administration generated improved results in private investment advice and financial planning.
Expenses before the amortization of intangibles were $2,047 million in 2004, a decrease of $187 million from 2003. The change in expenses resulted from volume-related trade execution costs, higher trailer payments to sellers of TD mutual funds and higher sales force compensation in private investment advice and financial planning resulting from the growth in revenue in those businesses. Expenses also reflect a higher level of investment in technology, hiring of sales staff and marketing costs in order to better position the business for future growth.
Assets under management of $117 billion at October 31, 2004 increased $10 billion or 9% from October 31, 2003 due to strong sales of mutual funds and growth in institutional assets. Assets under administration totaled $279 billion at the end of the year, increasing $20 billion or 8% from October 31, 2003 due to the addition of new assets in discount brokerage, private investment advice and financial planning.

Corporate segment reported net income of $319 million in 2004. The most significant factors contributing to this result were pre-tax income of $655 million in sectoral allowance releases during the year, a $67 million general allowances release in the second quarter 2004, and interest income earned on income tax refunds of $77 million before tax. This income was partially offset by litigation loss accruals of $300 million. Corporate also recorded $77 million in losses relating to the impact of the hedging relationship guideline and costs associated with net treasury activities and net unallocated revenues, expenses and taxes.

42	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

GROUP FINANCIAL CONDITION

Balance Sheet Review

Total assets were $365 billion at the end of fiscal 2005, $54 billion or 17% higher than October 31, 2004. At October 31, 2005 total assets primarily comprised loans (net of allowance for credit losses) of $152 billion or 42% of total assets, trading assets of $66 billion or 18% of total assets, investments of $42 billion or 12% of total assets, and securities purchased under reverse repurchase agreements of $26 billion or 7% of total assets.

Total average interest-earning assets were $288 billion compared to $255 billion in 2004. Total liabilities increased by $50 billion comprising $40 billion or 19% increase in deposits and a $10 billion or 13% increase in other liabilities, partially offset by a slight decrease in subordinated notes and debentures. In addition, at October 31, 2005, total shareholder equity increased $3 billion to $16 billion, up 25% from the prior year.

TABLE 19	SELECTED CONSOLIDATED BALANCE SHEET ITEMS

			As at	As at
(millions of Canadian dollars)			October 31, 2005	October 31, 2004
	TDBFG excluding		TDBFG	TDBFG
	TD Banknorth	TD Banknorth	Consolidated	Consolidated
Securities	$102,833	$5,263	$108,096	$98,280
Securities purchased under reverse repurchase agreements	26,375	-	26,375	21,888
Loans (net of allowance for credit losses)	129,347	22,896	152,243	123,924
Deposits	220,926	26,055	246,981	206,893

FACTORS AFFECTING ASSETS AND LIABILITIES

The consolidation of TD Banknorth added assets of $33 billion (9% of the Bank's total assets) and total liabilities of $30 billion to the Bank’s October 31, 2005 Consolidated Balance Sheet. The consolidation also added financial instruments measured at fair value of $55 billion to the Bank’s October 31, 2005 Consolidated Balance Sheet. The Bank also enters into structured transactions on behalf of clients and the assets are recorded on the Bank’s Consolidated Balance Sheet for which market risk is transferred to third parties via total return swaps. As at October 31, 2005, assets under such arrangements amounted to $14 billion unchanged from 2004 and compared with $13 billion in 2003. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at October 31, 2005 unchanged from 2004 and compared with $6 billion in 2003. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is required. The assets sold under these arrangements (excluding equity derivatives) discussed in the Off-balance Sheet Arrangements on page 53 are included in this amount. See Note 19 on page 97 for more details on derivative contracts.

Securities and securities purchased under reverse repurchase agreements increased by $10 billion or 10% and $5 billion or 20%, respectively. The increase was attributable to portfolio growth of $9 billion in government and government-insured securities, $552 million in equity securities, and $499 million in other debt securities.

Total Loans (net of allowance for credit losses) at October 31, 2005 were $152 billion compared to $124 billion in the prior year, up $28 billion or 23%. TD Banknorth contributed $23 billion of the growth. The increase represents significant growth in the consumer loan and the business and government loan portfolios reflecting the TD Banknorth acquisition, an increase in loan originations during the year due to the favourable interest rate environment, and partially offset by the impact of foreign exchange rates. Personal loans, including securitizations, increased by $15 billion or 27%, of which TD Banknorth contributed $7 billion. Growth in personal loans was also a result of strong growth in real estate secured lending volumes within Canadian Personal and Commercial Banking. Residential mortgages, including securitizations, increased by $4 billion or 6%. Bank-originated securitized assets not included on the balance sheet amounted to $24 billion, compared with $20 billion last year.

Other assets were up $7 billion or 12%. This was due mainly to an increase in goodwill from theTDBanknorth acquisition.

Deposits were $247 billion, up $40 billion or 19% from the prior year. TD Banknorth contributed $26 billion of deposits. This increase was driven by a $20 billion or 24% increase in business and government deposits and a $21 billion or 19% increase in personal deposits. Personal non-term deposits increased by $13 billion while personal term deposits remained relatively unchanged. The growth in deposits primarily reflects the effects of organic growth, acquisition of TD Banknorth and offset by the impact of foreign currency translation.

Other liabilities increased by $10 billion or 13%. The growth was largely caused by a $8 billion or 30% increase in obligations related to securities sold short and under repurchase agreements, and a $2 billion or 13% increase in other liabilities.

Subordinated notes and debentures were down by $506 million or 9% due to repayment of various subordinated notes and debentures.

Non-controlling interest in subsidiaries consists entirely of the Bank’s interest in TD Banknorth.

Shareholders equity rose by $3 billion or 25% from the prior year, due to $2 billion of common shares issued for the TD Banknorth acquisition, a 12% growth in retained earnings, during the year partially offset by the foreign currency translation adjustments.

U.S. GAAP

Total assets under U.S. GAAP were $372 billion as at October 31, 2005, $7 billion higher than under Canadian GAAP. The difference was primarily due to non-cash collateral. Under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset and a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $350 billion as at October 31, 2005, $3 billion higher than under Canadian GAAP. The increase is mainly due to the U.S./Canadian GAAP difference for derivative instruments recorded in other liabilities. Under U.S. GAAP, all of the Bank’s non-trading derivatives are required to be recorded on the Consolidated Balance Sheet at fair value. Under Canadian GAAP, only certain non-trading derivatives are recorded on the Consolidated Balance Sheet.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	43

GROUP FINANCIAL CONDITION

Credit Portfolio Quality

AT A GLANCE OVERVIEW

•	Loans and acceptances portfolio net of allowances for credit losses was $158 billion, up $29 billion or 22% from the prior year.
•	Impaired loans after specific allowance were $196 million, down $75 million or 28%.
•	Provision for credit losses was $55 million, compared with a reversal of $386 million in 2004.
•	Total allowances for credit losses increased by $110 million or 9%, to $1,293 million in 2005.

LOAN PORTFOLIO

Overall in 2005 the Bank’s credit quality continues to be stable as a result of strong economic conditions in North America, established business and risk management strategies and the current low interest rate environment. The Bank experienced no corporate defaults and nominal levels of new impaired loan formations during the year.
During 2005, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $29 billion or 22% from the prior year, mainly due to a 49% increase in business and government loans and acceptances and a 15% increase in personal loans. The business and government portfolio totaled $40 billion at year end. The increase was primarily due to the acquisition of TD Banknorth, which added $12 billion to the portfolio. The non-core wholesale portfolio continues to run off and was $.6 billion compared to $1.8 billion in 2004 and $5.6 billion in 2003. The Bank will continue to manage this portfolio downward. Loans authorized and amounts outstanding to small and mid-sized business customers are provided in Table 20 below.

TABLE 20	LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS

(millions of Canadian dollars)	Loans authorized			Amount outstanding
Loan amount	2005	2004	2003	2005	2004	2003
(thousands of Canadian dollars)
0 - 24	$1,137	$1,054	$1,056	$589	$522	$530
25 - 49	1,000	768	745	648	445	434
50 - 99	1,582	1,308	1,298	931	727	745
100 - 249	3,251	2,701	2,682	1,988	1,608	1,626
250 - 499	3,100	2,484	2,409	1,798	1,452	1,421
500 - 999	3,235	2,537	2,478	1,653	1,286	1,271
1,000 - 4,999	9,735	6,969	6,769	4,457	3,185	3,112
Total[1]	$23,040	$17,821	$17,437	$12,064	$9,225	$9,139

1    Personal loans used for business purposes are not included in these totals.

        The retail business portfolio continued to be the dominating category for lending activity. During the year, the portfolio, which primarily comprised residential mortgages and consumer instalments and other personal loans, increased by $16 billion or 15%, and totaled $118 billion at year end. The growth was primarily due to the retail portfolio acquired in the TD Banknorth acquisition as well as the targeted expansion of retail lending in TD Canada Trust. The Banknorth portfolio was $11 billion and included $7 billion of consumer loans and leases and $4 billion of residential mortgages at year end. Furthermore, strong domestic demand for consumer lending products, including residential mortgages, added $5 billion to the portfolio.
As illustrated in Table 21, the total retail portfolio represents 75% of net loans, including acceptances, compared with 79% in 2004 and 77% in 2003. This portfolio declined in overall percentage due to the additional business and government loans acquired in the TD Banknorth acquisition. Residential mortgages represented 33% of the portfolio in 2005, compared with 40% in 2004 and 42% in 2003. Consumer installment and other personal loans were 41% of total loans, compared with 39% in 2004 and 34% in 2003. The portion of business and government credit exposure increased to 25% in 2005, from 21% in 2004 and 23% in 2003, mainly due to the Banknorth acquisition.
The majority of credit risk exposure relates to the loan and acceptances portfolio, however, the Bank also engages in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 21 on page 101.

44	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

TABLE 21	LOANS AND ACCEPTANCES, NET OF ALLOWANCE FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]

	Percentage of total
(millions of Canadian dollars, except percentage amounts)	2005	2004	2003	2005	2004	2003
Canada
Residential mortgages	$49,067	$51,374	$52,525	31.0%	39.7%	42.1%
Consumer instalment and other personal	54,063	46,814	38,623	34.2	36.2	31.0
Total residential and personal	103,130	98,188	91,148	65.2	75.9	73.1
Real estate development
Commercial and industrial	1,326	1,343	1,491.9		1.0	1.2
Residential	1,608	1,395	1,247	1.0	1.1	1.0
Retail	388	346	352.2		.3	.3
Real estate services	267	251	300.2		.2	.2
Total real estate	3,589	3,335	3,390	2.3	2.6	2.7
Agriculture	2,187	2,155	2,428	1.4	1.7	1.9
Apparel and textile	309	270	323.2		.2	.3
Automotive	1,283	1,404	1,644.8		1.1	1.3
Cable	386	543	417.2		.4	.3
Chemical	424	435	415.3		.3	.3
Construction	754	764	694.5		.6	.6
Financial	3,745	1,983	1,960	2.4	1.5	1.6
Food, beverage and tobacco	1,367	1,233	1,319.9		1.0	1.1
Forestry	530	427	563.3		.3	.5
Government	537	464	589.3		.4	.5
Health and social services	1,264	1,130	1,144.8		.9	.9
Media and entertainment	1,201	904	1,111.8		.7	.9
Metals and mining	451	464	600.3		.4	.5
Oil and gas	1,205	863	941.8		.7	.7
Retail	1,020	1,071	1,072.6		.8	.8
Sundry manufacturing	810	905	910.5		.7	.7
Telecommunications	21	60	92	-	-	.1
Transportation	520	448	600.3		.3	.5
Utilities	558	613	665.3		.5	.5
All other loans	1,738	1,935	1,487	1.1	1.4	1.2
Total business and government	23,899	21,406	22,364	15.1	16.5	17.9
Total Canada	127,029	119,594	113,512	80.3	92.4	91.0
United States
Residential mortgages	3,625	-	-	2.3	-	-
Consumer instalment and other personal	11,258	4,294	4,272	7.1	3.3	3.4
Total residential and personal	14,883	4,294	4,272	9.4	3.3	3.4
Real estate development
Residential	1,498	16	85.9		-	.1
Real estate services	6,009	-	4	3.8	-	-
Total real estate	7,507	16	89	4.7	-	.1
Agriculture	103	-	-	.1	-	-
Apparel and textile	39	-	-	-	-	-
Automotive	317	52	91.2		-	.1
Cable	161	145	363.1		.1	.3
Chemical	208	-	24.1		-	-
Construction	291	5	27.2		-	-
Financial	1,280	772	264.9		.6	.2
Food, beverage and tobacco	198	103	106.1		.1	.1
Forestry	178	68	209.1		.1	.2
Government	290	328	151.2		.3	.1
Health and social services	369	-	57.3		-	-
Media and entertainment	448	183	351.3		.1	.3
Metals and mining	193	10	42.1		-	-
Oil and gas	192	152	451.1		.1	.5
Retail	214	-	59.1		-	-
Sundry manufacturing	448	74	9.3		-	-
Telecommunications	230	111	333.1		.1	.3
Transportation	197	31	57.1		-	-
Utilities	292	476	1,171.2		.4	.9
All other loans	1,491	207	247	1.0	.2	.2
Total business and government	14,646	2,733	4,101	9.3	2.1	3.3
Total United States	29,529	7,027	8,373	18.7	5.4	6.7
Other International
Residential mortgages	-	-	-	-	-	-
Consumer instalment and other personal	9	11	13	-	-	-
Total residential and personal	9	11	13	-	-	-
Real estate development - retail	-	-	19	-	-	-
Apparel and textile	-	-	38	-	-	-
Automotive	83	-	3.1		-	-
Cable	-	77	298	-	.1	.3
Chemical	52	60	80	-	.1	.1
Construction	6	1	21	-	-	-
Financial	755	1,728	466.5		1.3	.4
Food, beverage and tobacco	97	102	141.1		.1	.1
Forestry	3	18	27	-	-	-
Government	14	-	-	-	-	-
Media and entertainment	199	252	255.1		.2	.2
Metals and mining	110	18	10.1		-	-
Oil and gas	-	-	278	-	-	.2
Sundry manufacturing	1	22	2	-	-	-
Telecommunications	51	140	309	-	.1	.3
Transportation	52	47	50	-	-	.1
Utilities	217	182	652.1		.2	.5
All other loans	25	152	156	-	.1	.1
Total business and government	1,665	2,799	2,805	1.0	2.2	2.3
Total Other International	1,674	2,810	2,818	1.0	2.2	2.3
Total	$158,232	$129,431	$124,703	100.0%	100.0%	100.0%
Percentage change	22.3%	3.8%	(4.3)%

1    Based on geographic location of unit responsible for recording revenue.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	45

CONCENTRATION OF CREDIT RISK

Geographically, the credit portfolio remains highly concentrated in Canada. In 2005, the percentage of loans held in Canada was 80%, compared with 92% in 2004 and 91% in 2003. The remaining balance is predominantly in the United States. Exposure in the United Kingdom, Asia, Australia and New Zealand is limited. The acquisition of TD Banknorth which operates in the United States increased the overall lending portfolio by $23 billion at year end and was responsible for the increase in our U.S. geographic lending.
As indicated in Table 22, the largest Canadian exposure is in Ontario, at 48% of total loans in 2005, down from 56% in fiscal 2004. Internationally, the largest concentration is in the United States, which comprises 18% of total loans, up from 5% in 2004.

TABLE 22	LOANS AND ACCEPTANCES, NET OF ALLOWANCE FOR CREDIT LOSSES BY LOCATION OF ULTIMATE RISK

							Percentage of total
(millions of Canadian dollars,
except percentage amounts)	2005	2004	2003	2002	2005	2004	2003	2002
Canada
Atlantic	$3,637	$3,463	$3,445	$3,342	2.3%	2.7%	2.8%	2.6%
Québec	8,312	7,570	6,822	6,663	5.3	5.9	5.5	5.1
Ontario	75,673	72,334	71,914	70,219	47.8	55.9	57.6	53.9
Prairies	19,150	18,424	16,667	16,286	12.1	14.2	13.4	12.5
British Columbia	19,074	17,780	15,054	15,310	12.1	13.7	12.1	11.7
Total Canada	125,846	119,571	113,902	111,820	79.5	92.4	91.4	85.8
United States	28,609	6,131	7,731	11,714	18.1	4.7	6.2	9.0
Other International
United Kingdom	1,039	904	434	1,118.7		.7	.3	.8
Europe - other	1,095	962	854	1,838.7		.8	.7	1.4
Australia and New Zealand	638	665	746	1,328.4		.5	.6	1.0
Japan	-	-	42	138	-	-	-	.1
Asia - other	573	894	488	1,254.4		.7	.4	1.0
Latin America and Caribbean	431	303	503	1,123.3		.2	.4	.9
Middle East and Africa	1	1	3	13	-	-	-	-
Total Other International	3,777	3,729	3,070	6,812	2.4	2.9	2.4	5.2
Total	$158,232	$129,431	$124,703	$130,346	100.0%	100.0%	100.0%	100.0%
Percentage change over previous year
Canada	5.2%	5.0%	1.9%	5.4%
United States	366.6	(20.7)	(34.0)	(25.7)
Other International	1.3	21.5	(54.9)	(2.4)
Total	22.3%	3.8%	(4.3)%	1.2%

As shown in Table 21 on page 45, the largest business and government sector concentrations in Canada are real estate development, financial and agriculture at 2%, 2% and 1% respectively. Real estate development was also the leading sector of concentration in the United States at 5%.

IMPAIRED LOANS

A loan is considered impaired when, in management’s opinion, it can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due. Note 3 on page 79 provides an enhanced explanation of impaired loans. Table 23 shows the decreasing impact on net interest income due to impaired loans.
As indicated in Table 24 and Table 25 on page 47 and 48, net impaired loans before general allowances were $196 million for the year ended October 31, 2005, compared with a total of $271 million a year earlier and $884 million for 2003. The decline from 2004 was due to a $90 million decrease in corporate net impaired loans. Successful collection activities and fewer new problem loans contributed to this result. The decline in corporate net impaired loans was entirely in the non-core lending portfolio that is being wound down. There were no net impaired non-core loans at October 31, 2005 compared to $133 million in 2004 and $640 million in 2003. The acquisition of TD Banknorth added $49 million of new additions to net impaired loans.

TABLE 23	IMPACT ON NET INTEREST INCOME DUE TO IMPAIRED LOANS

(millions of Canadian dollars)	2005	2004	2003
Reduction in net interest income due to impaired loans	$35	$49	$111
Recoveries	(26)	(8)	(11)
Net reduction	$9	$41	$100

46	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

TABLE 24	IMPAIRED LOANS LESS ALLOWANCE FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]

						Percentage of total
(millions of Canadian dollars, except percentage amounts)	2005	2004	2003	2005	2004	2003
Canada
Residential mortgages	$8	$15	$43	4.1%	5.5%	4.8%
Consumer instalment and other personal	63	41	52	32.2	15.2	5.9
Total residential and personal	71	56	95	36.3	20.7	10.7
Real estate development
Commercial and industrial	2	4	9	1.0	1.4	1.0
Residential	1	1	2.5		.4	.2
Total real estate	3	5	11	1.5	1.8	1.2
Agriculture	49	46	73	25.0	17.0	8.4
Apparel and textile	1	(2)	(1)	.5	(.7)	(.1)
Automotive	9	13	20	4.6	4.8	2.3
Chemical	11	1	6	5.6	.4	.7
Construction	1	4	2.5		1.4	.2
Financial	-	-	2	-	-	.2
Food, beverage and tobacco	1	(8)	2.5		(3.0)	.2
Forestry	-	1	11	-	.4	1.2
Health and social services	-	1	2	-	.4	.2
Media and entertainment	-	3	9	-	1.1	1.0
Metals and mining	-	2	23	-	.7	2.6
Oil and gas	-	3	-	-	1.1	-
Retail	1	1	2.5		.4	.2
Sundry manufacturing	-	9	1	-	3.3	.1
Telecommunications	-	-	2	-	-	.2
Transportation	-	1	6	-	.4	.7
Utilities	-	-	44	-	-	5.0
All other loans	-	3	5	-	1.1	.6
Total business and government	76	83	220	38.7	30.6	24.9
Total Canada	147	139	315	75.0	51.3	35.6

United States
Residential mortgages	-	-	-	-	-	-
Consumer instalment and other personal	-	-	-	-	-	-
Total residential and personal	-	-	-	-	-	-
Real estate development
Commercial and industrial	23	-	-	11.8	-	-
Residential	1	-	-	.5	-	-
Shopping Centres	1	-	-	.5	-	-
Real Estate Services	4	-	-	2.0	-	-
Total real estate	29	-	-	14.8	-	-
Automotive	-	-	1	-	-	.1
Cable	-	-	146	-	-	16.5
Chemical	-	-	9	-	-	1.0
Construction	3	-	-	1.5	-	-
Financial	-	15	20	-	5.5	2.3
Food, beverage and tobacco	1	-	-	.5	-	-
Forestry	1	-	-	.5	-	-
Media and entertainment	1	-	-	.5	-	-
Metals and mining	4	-	(2)	2.1	-	(.2)
Sundry manufacturing	6	-	-	3.1	-	-
Telecommunications	-	-	41	-	-	4.7
Transportation	1	-	8.5		-	.9
Utilities	1	88	259.5		32.5	29.3
All other loans	2	12	3	1.0	4.4	.3
Total business and government	49	115	485	25.0	42.4	54.9
Total United States	49	115	485	25.0	42.4	54.9

Other International
Residential mortgages	-	-	-	-	-	-
Consumer instalment and other personal	-	-	-	-	-	-
Total residential and personal	-	-	-	-	-	-
Automotive	-	-	6	-	-	.7
Cable	-	17	22	-	6.3	2.5
Media and entertainment	-	-	1	-	-	.1
Telecommunications	-	-	20	-	-	2.3
Utilities	-	-	35	-	-	3.9
Total business and government	-	17	84	-	6.3	9.5
Total Other International	-	17	84	-	6.3	9.5
Total net impaired loans before general and sectoral allowances	196	271	884	100.0%	100.0%	100.0%
Less: general allowances	1,140	917	984
sectoral allowances	-	-	541
Total net impaired loans	$(944)	$(646)	$(641)
Net impaired loans as a % of common equity	(6.0)%	(5.1)%	(5.5)%
1    Based on geographic location of unit responsible for recording revenue.

Net impaired loans after specific and general allowances were $(944) million compared to $(646) million for 2004 and $(641) million for 2003. The overall impaired loans coverage increased by $298 million from the prior year primarily due to lower net impaired loans coupled with a higher general allowance due to the consolidation of Banknorth’s general allowance of $289 million.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	47

TABLE 25	IMPAIRED LOANS LESS ALLOWANCE FOR CREDIT LOSSES BY LOCATION[1]

(millions of Canadian dollars,							Percentage of total
except percentage amounts)	2005	2004	2003	2002	2005	2004	2003	2002
Canada
Atlantic	$2	$2	$4	$5	1.0%	.7%	.5%	.4%
Québec	7	3	9	18	3.6	1.1	1.0	1.2
Ontario	99	91	223	345	50.5	33.6	25.2	23.8
Prairies	33	36	62	60	16.8	13.3	7.0	4.1
British Columbia	6	7	17	21	3.1	2.6	1.9	1.5
Total Canada	147	139	315	449	75.0	51.3	35.6	31.0
United States	49	115	485	929	25.0	42.4	54.9	64.0
Other International	-	17	84	73	-	6.3	9.5	5.0
Total net impaired loans before general and sectoral allowances	196	271	884	1,451	100.0%	100.0%	100.0%	100.0%
Less: general allowances	1,140	917	984	1,141
sectoral allowances	-	-	541	1,285
Total net impaired loans	$(944)	$(646)	$(641)	$(975)
Net impaired loans as a % of net loans[2]	(.6)%	(.5)%	(.5)%	(.7)%

1    Based on geographic location of unit responsible for recording revenue.
2    Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb losses in the lending portfolio. Individual problem accounts, general economic conditions as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance
The Bank establishes specific allowances for impaired loans when a loss is likely or when the estimated value of the loan is less than its recorded value, based on discounting expected future cash flows. Allowances for personal credit portfolios are based on delinquency and type of security.
Specific allowances for credit losses are established to reduce the book value of loans to estimated realizable amounts in the normal course of business. Specific allowances for the corporate and commercial portfolios are established by borrower and reviewed quarterly. For the retail portfolio, allowances are calculated on an aggregated facility basis, using a formula that takes recent loss experience into account.
During 2005, specific allowances decreased by $113 million or 42%, resulting in a total allowance of $153 million. The change was mainly due to write-offs of $487 million, recoveries of $245 million, new provisions throughout the year of $107 million and $27 million from the acquisition of TD Banknorth. Allowances for credit losses are more fully described in Note 3 on page 79.

General Allowance
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
For the corporate and commercial portfolios, allowances are computed at the borrower level. The loss if default occurs is based on the security of the facility. Exposure at default is a function of current usage, the borrower’s risk rating and the committed amount. For the retail portfolio, the general allowance is calculated on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Ultimately, the general allowance is established on the basis of expected losses and is directly related to the variance of losses and the inherent product characteristics in each portfolio. Models are validated against historical experience and are updated at least annually. The general allowance methodology is annually approved by the Board.
At October 31, 2005 our general allowance for loan losses was $1,140 million, compared with $917 million last year. The increase of $223 million in general allowances resulted primarily from the acquisition of TD Banknorth.
Previously, where losses were not adequately covered by the general allowances, sectoral allowances for credit losses were established by the Bank. These allowances were for industry sectors and geographical regions that have experienced adverse events or changes in economic conditions, even though the loans comprising each group are not classified as impaired. In 2005 the Bank had no requirement for sectoral allowances.

48	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all probable credit-related losses in the Bank’s loan portfolio. The net provision for the year is reduced by any recoveries from loans that were previously assumed to be in default.
The Bank recorded provisions for credit losses of $55 million in 2005, compared with reversal of credit losses of $386 million in 2004 and provisions of $186 million in 2003. Table 26 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 26	PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	2005	2004	2003
New provisions	$352	$459	$543
Reversal of sectoral provision	-	(505)	(23)
Reversal of general provision
TD Bank	(35)	(67)	(157)
TD Banknorth	(17)	-	-
Recoveries
Sectoral	(229)	(150)	(57)
Specific	(16)	(123)	(120)
Total provision for credit losses	$55	$(386)	$186

New specific provisions were $352 million and have continually declined since 2003 reflecting a strong overall credit environment. In 2005 Canadian residential mortgage defaults reached historical lows and business and government loan provisions were at 10 year lows. Reversals of sectoral provisions were nil in 2005 due to the elimination of the sectoral allowances in 2004.
Total provision for credit losses as a percentage of net average loans was .04% in fiscal 2005, compared to (.30)% in 2004 and .15% in 2003.

TABLE 27	PROVISION FOR CREDIT LOSSES BY LOCATION[1]

(millions of Canadian dollars,							Percentage of total
except percentage amounts)	2005	2004	2003	2002	2005	2004	2003	2002
Canada
Atlantic	$11	$11	$10	$11	20.0%	(2.8)%	5.4%	.4%
Québec	29	15	16	18	52.7	(3.9)	8.6	.6
Ontario	227	238	372	348	412.7	(61.6)	200.0	11.9
Prairies	36	38	73	57	65.5	(9.8)	39.2	2.0
British Columbia	29	37	33	83	52.7	(9.7)	17.7	2.8
Total Canada	332	339	504	517	603.6	(87.8)	270.9	17.7
United States	(205)	39	276	1,006	(372.7)	(10.1)	148.4	34.4
Other International
United Kingdom	(13)	(43)	206	132	(23.7)	11.1	110.8	4.5
Australia	-	9	8	2	-	(2.3)	4.3	.1
Asia	(7)	(2)	6	3	(12.7)	.5	3.2	.1
Total Other International	(20)	(36)	220	137	(36.4)	9.3	118.3	4.7
General provision	(52)	(67)	(157)	-	(94.5)	17.4	(84.4)	-
Sectoral provision (net of transfer to specifics)	-	(661)	(657)	1,265	-	171.2	(353.2)	43.2
Total	$55	$(386)	$186	$2,925	100.0%	100.0%	100.0%	100.0%
Provision for credit losses as a % of net average loans[2]
Canada
Residential mortgages	.02%	.01%	-%	.01%
Personal	.64	.73	.94	1.09
Business and other	(.01)	.12	.74	.71
Total Canada	.27	.29	.45	.48
United States	(.98)	.50	2.43	6.37
Other International	(.94)	(1.30)	5.16	2.30
General provision	(.04)	(.05)	(.12)	-
Sectoral provision	-	(.52)	.52	.97
Total	.04%	(.30)%	.15%	2.24%

1    Based on geographic location of unit responsible for recording revenue.
2    Includes customers’ liability under acceptances.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	49

TABLE 28	PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]

(millions of Canadian dollars,					Percentage of total
except percentage amounts)	2005	2004	2003	2005	2004	2003
Canada
Residential mortgages	$12	$3	$2	11.2%	.9%	.2%
Consumer instalment and other personal	323	311	332	301.9	90.9	33.2
Total residential and personal	335	314	334	313.1	91.8	33.4
Real estate development
Commercial and industrial	-	-	7	-	-	.7
Residential	-	-	2	-	-	.2
Total real estate	-	-	9	-	-	.9
Agriculture	-	(5)	27	-	(1.5)	2.7
Apparel and textile	(1)	1	1	(.9)	.3	.1
Automotive	(1)	7	8	(.9)	2.0	.8
Chemical	3	(2)	6	2.8	(.6)	.6
Construction	-	3	(2)	-	.9	(.2)
Financial	-	-	2	-	-	.2
Food, beverage and tobacco	-	2	2	-	.6	.2
Forestry	-	-	4	-	-	.4
Health and social services	-	1	2	-	.3	.2
Media and entertainment	(1)	2	14	(.9)	.6	1.4
Metals and mining	-	3	19	-	.9	1.9
Oil and gas	-	3	1	-	.9	.1
Retail	-	2	2	-	.6	.2
Sundry manufacturing	1	3	11.9		.9	1.1
Telecommunications	(4)	7	-	(3.8)	2.0	-
Transportation	-	(1)	48	-	(.3)	4.8
Utilities	-	-	13	-	-	1.3
All other loans	-	(1)	3	-	(.3)	.3
Total business and government	(3)	25	170	(2.8)	7.3	17.0
Total Canada	332	339	504	310.3	99.1	50.4
United States
Residential mortgages	-	-	-	-	-	-
Consumer instalment and other personal	12	1	1	11.2	.3	.1
Total residential and personal	12	1	1	11.2	.3	.1
Real estate development
Commercial and industrial	1	-	-	.9	-	-
Total real estate	1	-	-	.9	-	-
Apparel and textile	-	-	11	-	-	1.1
Cable	-	(30)	(2)	-	(8.8)	(.2)
Chemical	-	7	4	-	2.0	.4
Construction	(1)	-	(6)	(.9)	-	(.6)
Food, beverage and tobacco	1	-	-	.9	-	-
Health and social services	-	-	(1)	-	-	(.1)
Media and entertainment	-	-	23	-	-	2.3
Metals and mining	2	(2)	4	1.9	(.6)	.4
Retail	1	-	-	.9	-	-
Sundry manufacturing	1	-	(5)	.9	-	(.5)
Telecommunications	(14)	(20)	26	(13.1)	(5.8)	2.6
Utilities	(202)	78	221	(188.7)	22.8	22.1
All other loans	(6)	5	-	(5.6)	1.5	-
Total business and government	(217)	38	275	(202.8)	11.1	27.5
Total United States	(205)	39	276	(191.6)	11.4	27.6
Other International
Residential mortgages	-	-	-	-	-	-
Consumer instalment and other personal	-	-	-	-	-	-
Total residential and personal	-	-	-	-	-	-
Automotive	-	(4)	8	-	(1.2)	.8
Cable	(9)	2	97	(8.4)	.6	9.7
Construction	-	-	1	-	-	.1
Financial	(11)	(11)	-	(10.3)	(3.2)	-
Media and entertainment	-	-	9	-	-	.9
Telecommunications	-	2	11	-	.6	1.1
Utilities	-	(25)	94	-	(7.3)	9.4
Total business and government	(20)	(36)	220	(18.7)	(10.5)	22.0
Total Other International	(20)	(36)	220	(18.7)	(10.5)	22.0
Total before general and sectoral provisions	$107	$342	$1,000	100.0%	100.0%	100.0%
General provision (reversal)	(52)	(67)	(157)
Sectoral provision (reversal) (including transfer to specifics)	-	(661)	(657)
Total	$55	$(386)	$186

1    Based on geographic location of unit responsible for recording revenue.

50	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

GROUP FINANCIAL CONDITION

Capital Position

TABLE 29	CAPITAL STRUCTURE AND RATIOS

(millions of Canadian dollars)	2005	2004	2003
Tier 1 capital
Retained earnings	$10,650	$9,540	$8,518
Foreign currency translation adjustments	(696)	(265)	(130)
Common shares	5,872	3,373	3,179
Additional adjustment for dealer holding TD shares	(29)	(121)	-
Qualifying preferred shares	895	1,310	1,535
Contributed surplus	40	20	9
Qualifying non-controlling interest in subsidiaries	1,632	-	-
Capital Trust Securities	1,250	1,250	1,250
Less: goodwill and intangibles in excess of 5% limit	(6,508)	(2,467)	(3,035)
Total Tier 1 capital	13,106	12,640	11,326
Tier 2 capital
Subordinated notes and debentures	5,138	5,644	5,887
General allowance for credit losses included in capital	1,137	878	947
Less: amortization of subordinated notes and debentures	(39)	(212)	(241)
Total Tier 2 capital	6,236	6,310	6,593
Investment in regulated insurance subsidiaries	(1,043)	(819)	(594)
Substantial investments in unconsolidated subsidiaries	(1,072)	(1,036)	(325)
First loss protection	(44)	(189)	(145)
Total regulatory capital	$17,183	$16,906	$16,855
Regulatory capital ratios
Tier 1 capital	10.1%	12.6%	10.5%
Total capital	13.2	16.9	15.6
Assets to capital multiple[1]	19.9	17.1	15.2
Tangible common equity	$9,567	$9,000	$7,417
Tangible common equity as a percentage of risk-weighted assets	7.4%	9.0%	6.9%

1    Total assets plus off-balance sheet credit instruments such as letters of credit and guarantees less investments in associated corporations and goodwill and net intangibles divided by total regulatory capital.

THE BANK’S GOALS ARE TO:

•	Provide enough capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return.
•	Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers.
•	Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
•	Maintain strong ratings.

CAPITAL SOURCES

The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT

Group Risk Management manages capital for the Bank and is responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital policy and management.

ECONOMIC CAPITAL

The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital comprises risk based capital required to fund losses that could occur under extremely adverse economic or operational conditions, and investment capital that has been used to fund acquisitions or investments in fixed assets.
The Bank uses internal models to determine how much risk based capital is required for credit, market, operational and other identified risks. Risk based capital differs from regulatory capital because it applies to deposit products as well as asset products, and it applies to operational and insurance risks as well as credit and market risks. Regulatory capital is set by regulations established by the Superintendent of Financial Institutions Canada.
Within the Bank’s measurement framework, our objective is to hold risk based capital to cover unexpected losses to a high level of confidence and ratings standard. Unlike rating agency and regulatory capital measures, economic capital refers solely to common equity capital. Since losses flow through the Consolidated Statement of Operations, the Bank ensures it has sufficient common equity to absorb worst case losses.
The Bank makes business decisions based on the return on economic capital, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL

Tier 1 Capital
Tier 1 capital was $13.1 billion at October 31, 2005, up from $12.6 billion last year. Foreign exchange adjustments unfavourably affected retained earnings by $696 million as at October 31, 2005. The Bank raised $2,499 million of common stock including $1,988 million issued as part of the acquisition of TD Banknorth and $380 million from the dividend reinvestment plan. The Bank also redeemed $410 million of First Preferred Shares, Series J, during the year with an additional premium of $13 million. On November 1, 2005, the Bank raised $425 million of First Preferred Shares, Series O. See Note 28 to the Bank’s Consolidated Financial Statements for more details.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	51

Tier 2 Capital
The Bank redeemed $750 million of subordinated debt during the year. In addition, with the consent of the noteholders, the Bank removed the subordination provisions of four issues of U.S. dollar denominated subordinated debt aggregating approximately $642 million, with a remaining capital value of $315 million. Subsequent to year end, the Bank raised $800 million of subordinated debt qualifying as Tier 2A capital. See Note 28 to the Bank’s Consolidated Financial Statements for more details.

DIVIDENDS

The Bank’s dividend policy is approved by the Board of Directors. During the year, the Bank increased its quarterly dividend twice and as at October 31, 2005 it is at $.42 per share, consistent with the Bank’s target payout range of 35-45% of earnings before amortization of intangibles. Cash dividends declared and paid for 2005 were $1.58 (2004 - $1.36, 2003 - $1.16). As at October 31, 2005, 711.8 million common shares were outstanding (2004 - 655.9 million, 2003 - 656.3 million). The Bank’s ability to pay dividends is subject to the Bank Act and the regulations of the Superintendent of Financial Institutions Canada. Note 13 of the Bank’s Consolidated Financial Statements provides further details.

RATINGS

Moody’s Investors Service revised the Bank’s financial strength rating to stable from negative, citing the Bank’s success in shifting its strategy to Canadian personal, commercial and wholesale banking businesses with better credit fundamentals. The Bank’s long term ratings were reaffirmed by Fitch (AA-), Moody’s (Aa3), DBRS (AA(low)), and S&P (A+), following the announcement of the Bank’s intention to sell our U.S. discount brokerage business to Ameritrade, and the announcement that TD Banknorth intends to purchase 100% of Hudson United Bancorp.

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
The Bank’s Tier 1 and total capital ratios were 10.1% and 13.2%, respectively, on October 31, 2005 compared with 12.6% and 16.9% on October 31, 2004. The principal factor for the year-over-year decline was the increase in risk-weighted assets and goodwill and intangibles from the purchase of TD Banknorth. The Bank exceeded its revised medium term target for Tier 1 capital of 8-8.5%.
OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, risk-weighted assets and off-balance sheet exposures. This approach is based on the Bank for International Settlements’ (BIS) agreed framework for achieving a more consistent way to measure the capital adequacy and standards of banks engaged in international business.

RISK-WEIGHTED ASSETS

Risk-weighted assets are determined by applying OSFI prescribed risk-weights to balance sheet assets and off-balance sheet financial instruments according to credit risk of the counterparty. Risk-weighted assets also include an amount for the market risk exposure associated with the Bank’s trading portfolio.
The Bank’s total risk-weighted assets (RWA) increased by $29.7 billion or 29.6% in 2005 from prior year, principally from the acquisition of TD Banknorth.

TABLE 30	RISK-WEIGHTED ASSETS

(millions of Canadian dollars)	2005		2004		2003
		Risk-		Risk-		Risk-
		weighted		weighted		weighted
	Balance	balance	Balance	balance	Balance	balance
Balance sheet assets
Cash resources and other	$13,418	$2,435	$9,038	$1,582	$7,719	$1,344
Securities	108,096	4,955	98,280	4,155	79,665	3,686
Securities purchased under reverse repurchase agreements	26,375	559	21,888	589	17,475	235
Loans (net)	152,243	82,713	123,924	61,251	118,058	59,273
Customers’ liability under acceptances	5,989	5,896	5,507	5,414	6,645	6,400
Other assets	59,089	7,695	52,390	6,208	43,970	5,885
Total balance sheet assets	$365,210	$104,253	$311,027	$79,199	$273,532	$76,823
Off-balance sheet assets
Credit instruments		13,419		9,031		10,937
Derivative financial instruments		7,201		6,268		5,987
Total off-balance sheet assets		20,620		15,299		16,924
Total risk-weighted asset equivalent - credit risk		124,873		94,498		93,747
- market risk		5,109		5,808		14,470
Total risk-weighted assets		$129,982		$100,306		$108,217

52	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

REVISED CAPITAL ACCORD

In 2004, the Basel Committee on Banking Supervision finalized the new Basel capital framework to replace the accord originally introduced in 1988 and supplemented in 1996. The underlying principles of the new framework are intended to be suitable for application to banks of varying levels of complexity and sophistication. The framework will allow qualifying banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risk. The new framework provides a spectrum of methodologies, from simple to advanced, for the measurement of both credit and operational risk. More advanced measurement of risks should result in regulatory and economic capital being more closely aligned. In addition, the framework includes provisions for changes to the computation of Tier 1 and total capital.
The objective of the framework is to reward for more rigorous and accurate risk management by reducing regulatory capital required under weaker or less sophisticated approaches. While the overall objective of the new framework is to neither increase nor decrease the level of overall capital in the system, some financial institutions will see an increase in regulatory capital, while others will see a decrease. The impact will depend upon the particular institution’s asset mix, risk and loss experience.
The Bank is in the process of collecting, analyzing and reporting the necessary data and is on track to meet the requirements of the new framework as applied to the Canadian context by our regulator. For Canadian banks, formal implementation is expected to be in fiscal 2008.

GROUP FINANCIAL CONDITION

Off-balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under Canadian Generally Accepted Accounting Principles, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit and liquidity risk which are discussed in the Managing Risk section on pages 57 to 65 of this Annual Report. Off-balance sheet arrangements are generally undertaken for risk management, capital management and/or funding management purposes and include securitizations, commitments, guarantees, and contractual obligations.

SPECIAL PURPOSE ENTITIES

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE under the CICA accounting guideline the entity must be consolidated by the existing primary beneficiary. See Note 6 on page 83 to the Consolidated Financial Statements for further information regarding the adoption of the accounting guideline for VIEs.
Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to a SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of its own assets, securitization of third party assets and other financial transactions.
Certain of the Bank’s securitizations of its own assets and of third party assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.
The Bank monitors its involvement with SPEs through the Structured Products Committee. The Committee is responsible for the review of structured transactions and complex credits with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs.

SECURITIZATION OF BANK-ORIGINATED ASSETS

The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance our liquidity position, diversify sources of funding and to optimize the management of the balance sheet. Details of these securiti-zations are as follows.

Residential Mortgages Loans
The Bank securitizes residential mortgages through the creation of mortgage-backed securities and the eventual transfer to VIEs. The Bank continues to service the securitized mortgages and may be exposed to the risks of the transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as they are all government guaranteed. We retain interests in the excess spread on the sold mortgage-backed securities and continue to service the mortgages underlying these mortgage-backed securities for which we receive benefits, equivalent to market-based compensation.
As at October 31, 2005, the Bank had outstanding securitized residential mortgages of $15.5 billion as compared with $13.1 billion in fiscal 2004. The carrying value of our retained interests in securitized residential mortgage loans at October 31, 2005, was $273 million compared to $271 million in 2004.

Co-ownership Structures
The Bank securitizes real estate secured personal loans, credit card loans and commercial mortgages through a co-ownership structure. Through this structure ownership interests in a homogenous pool are sold to SPEs. The ownership interest entitles the SPE to a portion of the loan collections to pay its expenses and obligations to the holders of its asset-backed securities. Although these interests in the receivables are no longer on our balance sheet, we maintain the client account and retain the relationship. The securitization of our real estate secured personal loans and credit card receivables is a sale from a legal perspective and qualifies for sale treatment from an accounting perspective. At the time of sale these receivables are removed from our balance sheet resulting in a gain or loss reported in non-interest income on the Consolidated Statement of Income.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	53

For the securitization of real estate secured personal loans the Bank provides credit enhancement through its retained interest in the excess spread of the QSPE and in some cases by providing letters of credit. The Bank’s interest in the excess spread of the QSPEs and the letters of credit is subordinate to obligations of the holders of the asset-backed securities and absorbs losses with respect to the real estate personal loans before payments to noteholders are affected. As at October 31, 2005, the Bank had outstanding securitized real estate personal loans of $4.8 billion as compared with $4.0 billion in fiscal 2004. The carrying value of our retained interests in securitized real estate personal loans at October 31, 2005, was $32 million compared to $2 million in 2004.
For credit card securitizations the Bank provides credit enhancement to the QSPE through its retained interest in the excess spread. The Bank’s interest in the excess spread of the QSPE is subordinate to the QSPE’s obligations to the holders of its asset-backed securities and absorbs losses with respect to the credit card loans before payments to the noteholders are affected. If the net cash flows are insufficient, the Bank’s loss is limited to an interest-only strip that arises from the calculation of the gain or loss at the time receivables are sold. As at October 31, 2005, the Bank had outstanding securitized credit card receivables of $1.3 billion as compared with $1.3 billion in fiscal 2004. The carrying value of our retained interests in securitized credit card receivables at October 31, 2005, was $24 million compared to $24 million in 2004.
The Bank sells commercial mortgages in collateral pools, to a SPE. The SPE finances the purchase of these pools by way of issuing ownership certificates that carry varying degrees of subordination and which, when rated, range from AAA to B-, and unrated. The ownership certificates represent undivided interests in the collateral pool, and the SPE, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools. The sale of our commercial mortgages to the SPE constitutes an accounting and true sale and since we neither control the SPE nor carry any residual risks/returns in the mortgages, we do not consolidate the SPE.
The Bank also securitizes commercial mortgages through sales to VIEs. As at October 31, 2005, $55 million of our originated commercial mortgages had been securitized through a VIE sponsored by us, while $79 million of commercial mortgages had been sold to a third-party sponsored VIE during the year. The Bank’s interest in the excess spread, cash collateral account, and the commercial mortgages of the VIE sponsored by us is subordinate to the VIE’s obligations to the holders of its asset-backed securities. The Bank’s interest in the excess spread of the third-party sponsored VIE is subordinate to the VIE’s obligations to the holders of its asset-backed securities.
Total bank-originated securitized assets not included on the Consolidated Balance Sheet amounted to $23.9 billion compared with $20.2 billion a year ago. Further details are provided in Note 4 of the Bank’s Consolidated Financial Statements. If these securitizations were to be terminated, the Bank would experience capital implications of maintaining the assets on the Consolidated Balance Sheet and be exposed to the assets’ full operational, financial and market risks.

CAPITAL TRUSTS

We sponsor two SPEs, TD Capital Trust and TD Capital Trust II, to raise capital (TD CaTS) that qualifies as Tier 1 regulatory capital. For further details on this capital trust activity and the terms of the TD CaTS issued and outstanding, refer to Note 12 on page 85. We previously consolidated these SPEs under current Canadian GAAP, however, certain changes to Canadian accounting guidelines have resulted in the classification of TD CaTS II as a VIE and resulted in deconsolidation. OSFI has advised that future capital issues by TD Capital Trust II will qualify as Tier 1 capital provided that the Bank has continued clear ownership and control of the trust, evidenced by ownership of 100% of the trust’s voting securities.

SECURITIZATION OF THIRD PARTY ORIGINATED ASSETS

The Bank assists its clients in securitizing their financial assets through SPEs administered by the Bank. The Bank may provide credit enhancement, swap facilities or liquidity facilities to the resulting SPEs as well as securities distribution services. Liquidity facilities are only available in the event of a general market disruption and the probability of loss is negligible. The Bank does not provide employees to the SPEs, nor does it have ownership interests in these SPEs and all fees earned in respect of these activities are on a market basis. If these securitizations were to be terminated, the Bank would experience a reduction in securitization income.
Within our securitization group, our principal relationship with SPEs comes in the form of administering multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) totaling $9.7 billion as at October 31, 2005, and $8.0 billion as at October 31, 2004. We currently administer 4 multiseller conduits. We are involved in the multi-seller conduit markets because they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral.

CREATION OF OTHER INVESTMENT AND FINANCING PRODUCTS

The Bank sells trading securities to VIEs in conjunction with its balance sheet management strategies. The Bank holds a significant variable interest in these VIEs, but is not considered to be the primary beneficiary, and as a result does not consolidate these VIEs. Also, the Bank does not retain effective control over the assets sold. Assets sold under such arrangements at October 31, 2005 amounted to $1.4 billion as compared with $3.0 billion in fiscal 2004. The Bank enters into total return swaps with the sale counterparties in respect of the assets sold. Market risk for all such transactions is tracked and monitored.
The Bank is also involved in Collateralized Debt Obligation vehicles (CDOs). In relation to these CDOs, the Bank may serve in the capacity of an underwriter, a third party investor or a derivative counterparty. CDOs raise capital by issuing debt securities and use their capital to invest in portfolios of securities and derivatives. Any net income or loss is shared by the CDOs’ variable interest holders. The CDOs we manage may from time to time purchase collateral assets originated by us or third parties. We do not consolidate these CDOs. We recognize fee income from structuring and collateral management services and, where indicated, interest income from investments in individual CDOs.
In addition, the Bank offers equity-linked notes, credit linked notes, interest linked notes, and commodity linked notes to various VIEs and third party clients. The Bank’s exposure to risk from these transactions is not significant.
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

54	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

GUARANTEES

In the normal course of business, we enter into various guarantee contracts to support our clients. These guarantees, with the exception of related premiums, are kept off-balance sheet unless a provision is needed to cover probable losses. Our significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options and indemnification agreements. Note 20 on page 99 provides detailed information about the Bank’s guarantees.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Credit facility commitment fee is deferred and recognized in interest income in the Consolidated Statement of Income when the facility is drawn down. Note 20 of the Bank’s Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to commit.

CONTRACTUAL OBLIGATIONS

The Bank has contractual obligations to make future payments on operating and capital lease commitments and certain purchase obligations. These contractual obligations impact the Bank’s short-term and long-term liquidity and capital resource needs. All contracts, with the exception of operating lease commitments (those where we are committed to purchase determined volumes of goods and services), are reflected on the Bank’s Consolidated Balance Sheet. Table 31 below summarizes our contractual obligations.

TABLE 31	CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY

2005
	Within 1	1 to 3	3 to 5	Over 5
(millions of Canadian dollars)	year	years	years	years	Total
Deposits[1]	$189,972	$30,364	$24,021	$2,624	$246,981
Subordinated notes and debentures	153	1	-	4,984	5,138
Operating lease commitments	319	534	396	580	1,829
Capital trust securities	-	-	900	-	900
Network service agreements	141	393	123	-	657
Automated banking machines	66	181	124	-	371
Total	$190,651	$31,473	$25,564	$8,188	$255,876
2004
Deposits[1]	$171,155	$18,919	$15,767	$1,052	$206,893
Subordinated notes and debentures	5	3	663	4,973	5,644
Operating lease commitments	299	468	346	455	1,568
Capital trust securities	-	-	-	1,250	1,250
Network service agreements	118	331	203	-	652
Automated banking machines	66	190	181	-	437
Total	$171,643	$19,911	$17,160	$7,730	$216,444
2003
Deposits[1,2]	$182,880	$-	$-	$-	$182,880
Subordinated notes and debentures	157	5	396	5,329	5,887
Operating lease commitments	314	492	329	505	1,640
Capital trust securities	-	-	-	1,250	1,250
Network service agreements	116	216	200	188	720
Total	$183,467	$713	$925	$7,272	$192,377

1    As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

2    As the information is not reasonably determinable, all amounts are disclosed within 1 year.

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially comprised of financial instruments. Financial assets of the Bank include, but are not limited to, cash resources, investment and trading securities, loans and derivatives while financial liabilities include deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.
The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include trading securities and trading derivatives. Non-trading financial instruments include the Bank’s lending portfolio, investment securities, hedging derivatives and financial liabilities. Trading financial instruments are measured at fair value in the Bank’s Consolidated Financial Statements while non-trading financial instruments are carried at cost. This reflects how the Bank manages its businesses internally. For details on how fair values of financial instruments are determined, refer to the Critical Accounting Policies and Estimates section on page 66.
The use of financial instruments allows the Bank to earn profits in interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, equities and foreign exchange. For a more detailed description on how the Bank manages its risk, refer to the Managing Risk section on pages 57 to 66.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	55

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

All forward-looking statements, by their very nature, including those in this Annual Report, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below.

INDUSTRY FACTORS
General Business and Economic Conditions in the Regions in Which We Conduct Business
The Bank operates in Canada, the United States, and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, exchange rates, the strength of the economy, threats of terrorism and the level of business conducted in a specific region.

Currency Rates
Currency rate movements in Canada, the United States and other jurisdictions in which the Bank does business may have an adverse impact on the Bank’s financial position as a result of foreign currency translation adjustments and on the Bank’s future earnings. For example, the rising value of the Canadian dollar may negatively affect our investments in the United States, including the Bank’s investment in TD Banknorth Inc. The rising Canadian dollar may also adversely affect the earnings of the Bank’s small business, commercial and corporate clients in Canada.

Monetary Policy
The Bank’s earnings are affected by the monetary policies of the Bank of Canada and the Federal Reserve System in the United States and other financial market developments. Changes in the supply of money and the general level of interest rates can impact the Bank’s profitability. A change in the level of interest rates affects the interest spread between the Bank’s deposits and loans and as a result impacts the Bank’s net interest income. Changes in monetary policy and in the financial markets are beyond the Bank’s control and difficult to predict or anticipate.

Level of Competition
The Bank’s performance is impacted by the level of competition in the markets in which it operates. The Bank currently operates in a highly competitive industry. Customer retention can be influenced by many factors such as the pricing of products or services, changes in customer service levels and changes in products or services offered.

Changes in Laws and Regulations; Legal Proceedings
Changes to laws and regulations, including changes in their interpretation or implementation, could affect the Bank by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. Also, the Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage the Bank’s reputation. Judicial or regulatory judgments and legal proceedings against the Bank may also adversely affect its results.

Accuracy and Completeness of Information on Customers and Counterparties
The Bank depends on the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by them, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information and with respect to financial statements, on the reports of auditors. The Bank’s financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with Generally Accepted Accounting Principles, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank
The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and changes to them may materially adversely affect the Bank’s results of operations and financial condition.

BANK SPECIFIC FACTORS
New Products and Services to Maintain or Increase Market Share
The Bank’s ability to maintain or increase its market share depends, in part, on its ability to adapt products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce the Bank’s net interest income and revenues from fee-based products and services. In addition, the widespread adoption of new technologies, including Internet-based services, could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions
The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly via the acquisition strategies of its subsidiaries. The Bank’s or a subsidiary’s ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, as is the case in the pending TD Ameritrade merger and Hudson United Bancorp acquisition, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. Acquisitions can affect future results depending on management’s success in integrating the acquired business. If the Bank encounters difficulty in integrating the acquired business, this can prevent the Bank from realizing expected revenue increases, cost savings, increases in market share and other projected benefits from the acquisition.

Ability to Attract and Retain Key Executives
The Bank’s future performance depends to a large extent on its ability to attract and retain key executives. There is intense competition for the best people in the financial services sector and executives employed by a company the Bank acquires may choose not to remain following the acquisition. There is no assurance that the Bank will be able to continue to attract and retain key executives, although this is the goal of the Bank’s management resources policies and practices.

Business Infrastructure
Third parties provide key components of the Bank’s business infrastructure such as Internet connections and network access. Disruptions in Internet, network access or other voice or data communication services provided by these third parties could adversely affect the Bank’s ability to deliver products and services to customers and otherwise conduct business.

OTHER FACTORS
Other factors beyond the Bank’s control that may affect the Bank’s future results are noted in the Caution regarding forward-looking statements on page 13 of this Annual Report.
The Bank cautions that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider these factors as well as other uncertainties, potential events and industry and Bank specific factors that may adversely impact the Bank’s future results. The Bank does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

56	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Financial services involves prudently taking risks in order to generate profitable growth. At the Bank, our goal is to earn stable and sustainable returns from our various businesses while managing risks within acceptable limits. From a shareholder’s perspective, what matters is how we manage our exposure to risks. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units taking into consideration the risks and business environment in which we operate.

WHAT ARE THE RISKS INVOLVED IN OUR BUSINESSES?

Through our businesses and operations TD Bank Financial Group is exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework forms the foundation for the setting of appropriate risk oversight processes and the consistent communication and reporting of key risks that could have an impact on the achievement of our business objectives and strategies.

THE ENTERPRISE RISK FRAMEWORK

As illustrated, the Enterprise Risk Framework sets out the major categories of risk to which we are exposed, and how they are interrelated.

WHO MANAGES RISK

We have a risk governance structure in place that assigns ownership of risk and outlines the accountabilities of directors, officers and employees involved in risk management. Our structure ensures that important information about risks flows up from the business units and oversight functions to the Senior Executive Team and the Board of Directors.

Executive Committees
Business Performance Review Committee • Chaired by the President and Chief Executive Officer. • Reviews overall strategies and operating performance.
Operational Risk Oversight
Committee
•    Chaired by the Vice Chair and Chief
Risk Officer.
•    Responsible for the oversight of all operational risk management and legislative compliance activities of the Bank.

Investment Committee
•    Chaired by the Vice Chair and Chief
Risk Officer.
•    Reviews the performance of all significant investments, including the Bank’s own portfolio and client mandates, managed by internal and external portfolio managers.

Asset/Liability Committee
•    Chaired by the Vice Chair and Chief
Risk Officer.
•    Responsible for the oversight of the Bank’s non-trading market risk, consolidated liquidity and funding position and consolidated capital position including foreign exchange capital hedging.

Reputational Risk Committee
•    Chaired by the Vice Chair and Chief
Risk Officer.
•    Reviews and approves reputational risk issues as well as complex structured product transactions, and establishes and monitors policy involving reputational risk.

Disclosure Committee
•    Chaired by the Executive Vice President and Chief Financial Officer.
•    Responsible for ensuring appropriate controls and procedures are in place to permit timely, reliable and compliant disclosure to regulators, shareholders and the market.
	Enterprise Committee • Chaired by the President and Chief Executive Officer. • Responsible for coordinating enterprise wide corporate functions and execution of merger & acquisition transactions.	Domestic Shared Services Committee • Chaired by the Vice Chair, Corporate Operations. • Responsible for effectively leveraging services shared by the Canadian-based businesses.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	57

OUR RISK GOVERNANCE STRUCTURE ESTABLISHES THAT:

•
The Board of Directors and its Risk Committee are responsible for overseeing the formation and nurturing by management of an effective risk management culture throughout the organization. This includes setting the Bank’s appetite for risk through the review and approval of appropriate risk management policies.

•
The Senior Executive Team of the Bank, chaired by the President and Chief Executive Officer is responsible for monitoring, evaluating and managing risk across the Bank as a whole. The President and Chief Executive Officer and the Vice Chair and Chief Risk Officer, with the support of other members of the Senior Executive Team, are accountable for identifying significant risks and communicating them to the Board of Directors.

•
Executive Committees provide enterprise-level oversight for key risks and exposures through the review and endorsement of risk management policies, strategies and control activities. The Executive Committees ensure there are sufficient and qualified risk management resources across the Bank to meet our risk management objectives.

•
The corporate risk management function, headed by the Vice Chair and Chief Risk Officer, is responsible for setting enterprise-level policies and practices that reflect the risk appetite of the Bank. Risk Management also monitors and reports on discrete business and enterprise-level risks that could have a significant impact on the Bank’s well being. The Vice Chair and Chief Risk Officer either chairs or is a member of the risk focussed Executive Committees.

•	The Audit and Compliance functions independently monitor and report to management and the Board of Directors on the effectiveness of risk management policies, procedures and internal controls.
•
Each business unit owns and is accountable for managing risk within the business unit. Business management and risk management professionals in each business unit ensure that policies, processes and internal controls are in place to manage not only the business but also the risks inherent in that business.

HOW WE MANAGE RISK

The Bank has a comprehensive and proactive risk management approach that combines the experience and specialized knowledge of individual business units, risk professionals and the corporate oversight functions. Our approach is designed to promote a strong risk management culture and ensure alignment to the Bank’s strategic objectives. It includes:
•	Maintaining appropriate enterprise-wide risk management policies and practices including guidelines, requirements and limits to ensure risks are managed to acceptable levels.
•	Subjecting risk management policies to regular review and evaluation by the Executive Committees and review and approval by the Risk Committee of the Board.
•
An integrated enterprise-wide risk monitoring and reporting process that communicates key elements of the Bank’s risk profile, both quantitatively and qualitatively, to senior management, the executive and the Board of Directors.

•	Maintaining risk measurement methodologies that support risk quantification, including Value-at-Risk analysis, scenario analysis and stress-testing.
•	Annual self-assessments by significant business units and corporate oversight functions of their key risks and internal controls.
•	Supporting appropriate performance measurement that allocates risk-based economic capital to businesses and charges a cost against that capital.
•	Actively monitoring internal and external risk events to assess whether our internal controls are effective.
•
Independent and comprehensive reviews conducted by the Internal Audit department of the quality of the internal control environment and compliance with established risk management policies and procedures.

HOW RISK IS MANAGED AT TD BANKNORTH

As a publicly traded company, TD Banknorth actively manages risk within its own governance structure according to the risks inherent in its business. The Bank maintains oversight of the governance and management of TD Banknorth risk in a number of ways. Two of the Bank’s independent directors, the Chief Executive Officer and the Vice Chair and Chief Risk Officer are also members of TD Banknorth’s board. One of these independent directors and the Vice Chair and Chief Risk Officer are members of its Risk Management Committee. TD Banknorth provides risk reporting and meets regularly with senior Bank risk management personnel.
The following pages describe the key risks the Bank faces and how they are managed.

Strategic Risk
Strategic risk is the potential for loss arising from ineffective business strategies, the absence of integrated business strate-gies, the inability to implement those strategies, and the inability to adapt the strategies to changes in the business environment.
The most significant strategic risks faced by the Bank are assessed, managed and mitigated by senior management, with oversight by the Board.

WHO MANAGES STRATEGIC RISK

The Senior Executive Team manages the Bank’s strategic risk. The Senior Executive Team comprised the most senior executives of the Bank, representing every significant business and corporate oversight function.
The Bank’s overall strategy is established by the President and Chief Executive Officer and the Senior Executive Team, in consultation with and subject to approval by the Board of Directors. Each executive who manages a significant business or function is responsible for managing strategies within that area, and for ensuring that they are aligned with the Bank’s overall strategy. They are also accountable to the President and Chief Executive Officer and the Senior Executive Team for monitoring, managing and reporting on business risks inherent in their respective strategies.
The President and Chief Executive Officer report to the Board on the implementation of Bank strategies, identifying business risks within those strategies and how they are managed.

HOW WE MANAGE STRATEGIC RISK

The strategies and operating performance of the Bank’s significant business units and corporate oversight functions are reviewed by the Senior Executive Team in business performance review sessions. The frequency with which strategies are reviewed in these sessions depends on the risk profile and the magnitude of the business or function concerned.

Credit Risk
Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves settlements between the Bank and other parties or financial institutions - such as derivative transactions and securities inventories - exposes the Bank to some degree of credit risk. For this reason, we lend exclusively on a relationship basis, and we manage all of our businesses in a disciplined and conservative manner, with a strict focus on economic returns for all client relationships.

58	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

Our primary objective is to create a thorough, transparent and methodological approach to credit risk in order to better understand, select and dynamically manage our exposures to deliver reduced earnings volatility.
Our strategy is to ensure strong central oversight of credit risk in each business, reinforcing a culture of accountability, independence and balance.

WHO MANAGES CREDIT RISK

We control credit risk through the use of Board of Directors approved, enterprise - wide policies governing country risk, industry risk, group exposures and discretionary limits. This includes:
•	Setting standards for measuring credit exposure and limits for the amount of credit an officer may extend.
•	Approving all significant policies relating to Bank products that entail credit risk.
•	Setting criteria for rating risk on business accounts based on a 21-category rating system.
•	Approving the “scoring” techniques used in extending personal credit.

A credit risk control group within each business unit is primarily responsible for adjudication, subject to compliance with established policies, exposure and discretionary limits.

HOW WE MANAGE CREDIT RISK

Credit Risk is managed through a centralized infrastructure based on:
•	The centralized approval of credit risk policies and discretionary limits by Risk Management.
•	Joint reporting of business unit credit risk control groups to the business head and Risk Management.
•	Guidelines to monitor and limit concentrations in the portfolios.
•	The dynamic management of country, industry and borrower risk ratings.

COUNTRY RISK

Unanticipated economic or political changes in a foreign country could affect cross-border payments - for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has counterparty exposure in 61 countries with the majority of the exposure in North America. Country risk ratings are based on approved risk rating models and expert judgment and are used to establish country exposure guidelines covering all aspects of credit exposure, across all businesses. Country risk ratings are dynamically managed and subject to a detailed review on at least an annual basis.

BUSINESS AND GOVERNMENT LOANS

As part of the strategy, we establish industry and group limits for credit exposure to business and governments. A systematic approach is used to limit industry concentrations and ensure diversification of the Bank’s loan portfolio. Exposure guidelines are a key element of this process as they limit exposure based on an internal risk rating score. The rating is determined by using our industry risk rating model and through detailed industry analysis.
If several industry segments are affected by common risk factors, we assign a single exposure guideline to them. In addition, for each industry, Risk Management assigns a concentration limit, which is a percentage of the Bank’s total corporate and commercial exposure. We regularly review industry risk ratings to ensure that they properly reflect the risk of the industry.
The Bank assigns each business or government borrower a risk rating using a 21-category rating system, and sets limits on credit exposure to related business or government accounts accordingly. In addition, we use a risk adjusted return on capital model to assess the return on credit relationships according to the structure and maturity of the loans and the internal ratings of the borrowers involved. We review the rating and return on capital for each borrower at least once every year.
For accounts where exposures include derivatives, we use master netting agreements or collateral whenever possible to reduce our exposures.

FINANCIAL INSTITUTIONS

The financial institutions portfolio is divided into major groups comprising individual companies that have similar attributes and common risk factors. Within these groups we have established specific exposure risk guidelines for different segments. Risk Management conducts ongoing reviews of the segment and exposure guidelines for each group.
Risk rating models are used together with expert judgment to assign each group a risk rating based on their financial strength. The models assign a credit rating based on each borrower’s net worth, the quality of its assets, the consistency and level of its profits, as well as the rating of the major credit rating agencies. The model output is supplemented, where warranted, with expert judgment subject to assigned discretionary limits. For certain types of financial institutions we may use additional criteria.

CREDIT DERIVATIVES

The Bank uses credit derivatives to mitigate credit risk in our portfolio. Credit derivatives allow the Bank to transfer risk associated with an underlying asset to another obligor in a synthetic transaction. The obligor is paid a fee to take on this credit risk while the Bank retains the underlying credit asset.
Credit default protection is generally only purchased from strong investment grade counterparties. When terms of the protection match the terms of the underlying asset, the notional exposure of the underlying credit facility is reduced by the notional amount of the protection.

PERSONAL CREDIT

The personal credit portfolios are large segments, which include residential mortgages, unsecured loans, credit card receivables, and small business credits. These portfolios are made up of a large number of relatively small accounts. Thus, credit risk is evaluated most efficiently through statistically derived analytical models and decision strategies. Requests for personal credit are processed using automated credit scoring systems or, for larger and more complex transactions, are directed to underwriters in regional credit centres who operate within clear authority limits. Once retail credits are funded they are continually monitored with quantitative customer management programs to identify changes in risk and provide opportunities that increase risk-adjusted performance. The centralized quantitative review of personal credit has resulted in well-balanced portfolios with predictable risk performance.
Consistent with its strategy of efficient quantitative evaluation of personal credit, the Bank channels a large portion of its technology investment in the platform for retail applications, loan fulfillment, and customer account management. This ongoing investment not only improves the Bank’s ability to manage retail credit losses within predictable ranges, it also strengthens the control environment that reduces the potential for operational errors. The infrastructure investment also provides more complete, timely and accurate management information, permitting

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	59

measurable improvement in the management of credit risk. Thus, the Bank’s personal credit strategy is to leverage the disciplined management of the personal credit portfolio with state-of-the-art systems, methods and processes.

CLASSIFIED RISK/IMPAIRED LOANS

Classified risk refers to loans and other credit exposures that pose a higher than normal credit risk. A loan is considered impaired when, in management’s opinion, we can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due.
           We establish specific allowances for impaired loans when a loss is likely or when the estimated value of the loan is less than its recorded value, based on discounting expected future cash flows. Allowances for personal credit portfolios are based on delinquency and type of security.
Please refer to the Credit Portfolio Quality discussion on pages 44 to 50.

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

•	Sales. We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark ups and commissions. Profitability is driven by sales volumes.
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

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk lies with Wholesale Banking, with oversight from Trading Risk Management within Risk Management.
The Market Risk and Capital Committee is chaired by the Senior Vice President, Trading Risk Management and includes members of senior management from Wholesale Banking and Audit. They meet regularly to conduct a review of the market risk profile of our trading businesses, approve changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.
The Risk Committee of the Board oversees the management of market risk and periodically approves all major market risk policies.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES

Managing market risk is a key part of our business planning process. We begin new trading operations or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control and manage the risk.

Trading Limits
We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business. In setting limits we take into account market volatility, market liquidity, trader experience and business strategy. Limits are prescribed at the desk level, portfolio level, business line level and Wholesale Banking in aggregate.
Our primary trading limits are sensitivity and specialized limits, such as notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits. A variety of other limits are also reviewed.
Another primary measure of trading limits is Value at Risk (VaR). VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time. We use VaR to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities.
At the end of each day, risk positions are compared with risk limits and all instances where trading limits have been exceeded are reported. Any excesses are escalated and managed according to market risk policies and procedures. For selected high-impact excesses, there is an immediate escalation process to the Vice Chair and Chief Risk Officer.

Calculating VaR
We estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 259 trading days of market price and rate changes. VaR is then computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
The graph below discloses daily VaR usage.1

1    VAR data excludes TD Banknorth.

60	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

Stress Testing
Our trading business is subject to an overall global stress test limit, and each global business has a stress test limit, and each global business has an overall stress test limit. Also, each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences or introduce large but plausible moves in key market risk factors.
Stress tests are produced and reviewed regularly with the Vice Chair and Chief Risk Officer, and with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES

We are also exposed to market risk in the Bank’s own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate those risks.

WHO MANAGES RISK IN INVESTMENT ACTIVITIES

The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank’s own portfolio and for the merchant banking business. The Investment Committee regularly reviews the performance of the Bank’s investments and assesses the success of the portfolio managers.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES

We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers such as sector and security exposures, as well as the impact of certain processes such as the execution of trades.

MARKET RISK IN NON-TRADING BANKING TRANSACTIONS

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset Liability Management
Asset liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET LIABILITY MANAGEMENT

The treasury and balance sheet management department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee, which is chaired by the Vice Chair and Chief Risk Officer and includes the Executive Vice President and Chief Financial Officer as well as other senior executives. The Risk Committee of the Board periodically reviews and approves all asset liability management market risk policies and compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS

When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows treasury and balance sheet management to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, the Bank has adopted a disciplined hedging approach to managing the net income contribution from its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
•	Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
•	Measuring the contribution of each Bank product on a risk-adjusted, fully hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
•	Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payment or maturity dates. These are called “mismatched positions.” An interest sensitive asset or liability is re-priced when interest rates change or when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options such as prepaying a loan before its maturity date.
Interest rate risk is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on both the Bank’s annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in the Bank’s annual net interest income from a 100-basis-point unfavourable interest-rate shock due to mismatched cash flows. EVaR is defined as the combined difference in the present value of the Bank’s asset portfolio and the change in the present value of the Bank’s liability portfolio, including off-balance-sheet instruments, resulting from a 100-basis-point unfavourable interest-rate shock.
Valuations of all asset and liability positions, as well as off-balance-sheet exposures, are performed regularly. Our objectives are to protect the present value of the margin booked at the time of inception for fixed rate assets and liabilities, and to reduce the volatility of net interest income over time.
The interest rate risk exposures from instruments with closed (non-optioned) fixed rate cash flows are measured and managed separately from imbedded product options. Projected future cash flows include the impact of modeled exposures for:
•	An assumed maturity profile for the Bank’s core deposit portfolio.
•	The Bank’s targeted investment profile on its net equity position.
•	Liquidation assumptions on mortgages other than from imbedded pre-payment options.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	61

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, thereby reducing the volatility of net interest income.
The graph below shows our interest rate exposure on October 31, 2005 on the closed (non-optioned) instruments within the financial position. If this portfolio had experienced an immediate and sustained 100 basis point increase in rates on October 31, 2005, the economic value of shareholders’ equity would have decreased by $26 million after tax, compared with $110 million for a 100 basis point increase in rates on October 31, 2004. A 100 basis point decrease in rates would reduce net income by $15 million over the next 12 months, compared with $11 million for a 100 basis point decrease in rates in 2004.2

Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose the Bank to a significant financial risk.
Our exposure from freestanding mortgage rate commitment options is modelled based on an expected funding ratio derived from historical experience. We model our exposure to written options imbedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model an exposure to declining interest rates resulting in margin compression on certain interest rate-sensitive demand deposit accounts. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff on a purchased option.
The following graph shows our interest rate risk exposure on October 31, 2005 on all instruments within the financial position (i.e., the closed (non-optioned) instruments plus product options). An immediate and sustained 100 basis points increase in rates would have decreased the economic value of shareholders’ equity by $36 million after tax or 0.23% of common equity, compared with $124 million in 2004 for a 100 basis point increase in rates. Our EVaR for the total portfolio ranged from $35 to $118 million during the year ended October 31, 2005.3 The Bank’s policy sets overall limits on EVaR and EaR based on a 100 basis point interest rate shock.

Managing Non-Trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, creating a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank’s reported net income and equity, and also the Bank’s capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of risk-weighted assets that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of the Bank’s risk-weighted assets in a foreign currency increases, thereby increasing the Bank’s capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investment in foreign operations is hedged to the point where capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates. The tolerable amount increases as the Bank’s capital ratio increases.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME

As explained above, a fully hedged approach to asset liability management locks in margins on fixed rate loans and deposits, as they are booked. It also mitigates the impact of an instantaneous interest-rate shock on the level of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite a fully hedged position, however, the margin on average earning assets can change over time for the following reasons:
•	Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will impact on the existing portfolio margin.
•	The weighted average margin on average earning assets will shift due to changes in the mix of business.
•	Changes in the prime-Bankers’ Acceptances basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
•
The general level of interest rates will impact the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

2, 3     EVAR and EAR information excludes the impact of TD Banknorth exposures.

62	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

A fully hedged approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.
Net interest income simulation modeling is employed to assess the level and changes in NII to be earned over time under various interest rate scenarios. It also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk
Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
The Bank must always ensure that it has access to enough readily available funds to cover its financial obligations as they come due and to sustain and grow its assets and operations both under normal and stress conditions. In the unlikely event of a funding disruption, the Bank needs to be able to continue to function without being forced to sell too many of its assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

WHO MANAGES LIQUIDITY RISK

The Asset/Liability Committee (described on page 61) oversees the Bank’s liquidity risk management program. It ensures that an effective management structure is in place to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising senior management from Finance, Treasury and Balance Sheet Management, Risk Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the Asset/Liability Committee to maintain our liquidity position within limits in both normal and stress conditions.
The Bank has one global liquidity risk policy, but the major operating areas measure and manage liquidity risks as follows:
•
The Treasury and Balance Sheet Management department is responsible for consolidating and reporting the Bank’s global liquidity risk position and for managing the Canadian Personal and Commercial Banking liquidity position.

•	Wholesale Banking is responsible for managing the liquidity risks inherent in the wholesale and corporate banking portfolios.
•	TD Waterhouse Bank is responsible for managing its liquidity position.

Each area must comply with the Global Liquidity Risk Management policy that is periodically reviewed and approved by the Risk Committee of the Board.

HOW WE MANAGE LIQUIDITY RISK

The Bank’s overall liquidity requirement is defined as the amount of liquidity required to fund expected cash outflows as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
We measure liquidity requirements using a conservative base-case scenario to define the amount of liquidity that must be held at all times for a specified minimum period. This scenario provides coverage for 100% of our unsecured wholesale debt coming due, as well as other potential deposit run-off and related liabilities. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully collateralized basis for a period up to one year.
We meet liquidity requirements by holding assets that can be readily converted into cash, and by managing our cash flows. To qualify for liquidity purposes, assets must be currently marketable, of sufficient credit quality and available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets needed for collateral purposes or those that are similarly unavailable are not included for liquidity purposes.
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on a global basis to ensure consistent and efficient management of liquidity risk across all of our operations. On October 31, 2005 our consolidated surplus liquid asset position up to 90 days was $23.6 billion, compared with a surplus liquid asset position of $18.8 billion on October 31, 2004. Our surplus liquid asset position is the Bank’s total liquid assets less the Bank’s unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.
If a liquidity crisis were to occur, we have contingency plans in place to ensure that we can meet all our obligations as they come due.

FUNDING

The Bank has a large base of stable retail and commercial deposits, making up over 63% of our total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitiza-tion. The Bank’s wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any one depositor so that we do not overly rely on one or a small group of customers as a source of funding.
In 2005, the Bank securitized and sold $2.6 billion of mortgages and $1.5 billion of lines of credit. In addition, the Bank issued $3.9 billion of other medium and long-term funding.
The Bank’s proposed transaction with Ameritrade and TD Banknorth’s proposed transaction with Hudson United Bancorp (see “Proposed Transactions” on page 40) have been factored into the Bank’s funding plan and management of the ongoing liquidity surplus.

Insurance Risk
Insurance Risk is the risk of loss due to actual insurance claims exceeding the insurance claims expected in product pricing. This risk can arise due to improper estimation or selection of the underlying risks, poor product design, extreme or catastrophic events, as well as the inherent randomness associated with the risks insured.
Insurance by nature involves the distribution of products that transfer individual risks with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and our life & health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK

Primary responsibility for managing insurance risk lies with senior management within the insurance business units, with oversight from Risk Management. The Audit Committee of the Board of Directors of the Bank acts as the audit and conduct review committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own separate boards of directors, as well as independent Appointed Actuaries, that provide additional risk management oversight.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	63

HOW WE MANAGE INSURANCE RISK

We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, i.e. do not involve long term pricing guarantees. Geographic diversification, as well as product line diversification, are important elements as well. Reinsurance protection is purchased to further minimize exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress testing scenario analysis.

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Operating a complex financial institution exposes our businesses to a broad range of operational risks. These risks include; failed transaction processing and documentation errors, fiduciary breaches, technology failures, business disruption, theft and fraud, workplace safety and damage to physical assets originating from internal or outsourced business activities. Its impact can result in financial loss, reputational harm or regulatory penalty.
Managing operational risk is imperative and essential to creating and sustaining shareholder value, operating efficiently and providing a safe environment for employees and customers. This involves ensuring the Bank has highly disciplined processes for the management of operational risk including a strong internal control environment.

WHO MANAGES OPERATIONAL RISK

Risk Management is responsible for the design and maintenance of the Bank’s operational risk management framework that sets out the enterprise-level policies and processes to identify, assess, report, mitigate and control operational risk. Risk Management facilitates appropriate monitoring and reporting to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board, on operational risk exposures across the Bank.
The senior management of individual business units have primary accountability for the ongoing management of operational risk. Each business unit and corporate area has an independent risk management function that implements the operational risk management framework consistent with the nature and scope of the operational risks the area is exposed to. Each business unit has a Risk Management Committee comprising the senior executives in the unit, providing oversight on operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK

Through the operational risk management framework, the Bank maintains a system of comprehensive policies, processes and methodologies to manage operational risk to acceptable levels and emphasize proactive management practices. Key operational risk management activities include:

Risk and Control Self-Assessment

The Risk and Control Self-Assessment is a process adopted by each of our businesses to proactively identify key operational risks to which they are exposed and assess whether there are appropriate internal controls in place to mitigate these risks. The likelihood and potential impact of these risks occurring are measured against the internal controls we have in place and action plans may result where we can find additional ways to reduce our exposure.

Operational Risk Event Monitoring

Operational risk event monitoring is important to maintain our awareness of the risks we encounter and to assist management in taking constructive action to reduce our exposure to future losses. The Bank uses a centralized reporting system to monitor and report on internal and external operational risk events. This event data is analyzed to determine trends for benchmarking, and to gain an understanding of the types of risks our businesses and the Bank as a whole face day to day. Through continuous monitoring and improving our understanding of these events, we ensure management remains focused on the management of such risks.

Risk Reporting

Risk Management, in partnership with business management, facilitates regular reporting of risk related metrics up to senior management and the Board of Directors that provides transparent indicators regarding the level and direction of risk throughout the Bank. Significant operational risk issues and action plans are systematically tracked and reported to ensure management accountability and attention is maintained.

Insurance

Risk Management actively manages a broad portfolio of insurance and other risk financing instruments to provide additional protection from loss. Risk Management assesses the type and level of corporate insurance coverage that is required to ensure it meets our tolerance for risk and statutory requirements. This includes conducting in-depth risk analysis and identifying opportunities to transfer our risk where appropriate.
Risk Management also reviews the insurance coverage of our suppliers involved in outsourcing arrangements to ensure they provide adequate protection.

Information Technology

Managing the operational risk exposures related to our technology and systems infrastructure is of significant importance to the Bank. Technology is used in virtually all aspects of our business and operations including creating and supporting new markets, competitive products and delivery channels. Technology exposures associated with the operational integrity and security of our data, systems and infrastructure are actively managed through the implementation of enterprise level technology risk and information security management programs. These management programs include robust threat and vulnerability assessments, security and disciplined change management practices.

Business Continuity Management

Business Continuity Management is a vital and integral part of our normal business operations. It includes the establishment of enterprise-wide business continuity management processes that provide safeguards to minimize the likelihood, cost and duration of disruptions to business processes and services.
The Business Continuity Management Group sets appropriate business continuity practices, policies and procedures to assist business units in the management of their business continuity strategies. All areas of the Bank maintain and regularly test business continuity plans to address the loss or failure of any component on which critical functions depend.

Outsourcing Governance

Outsourcing is an arrangement where a service provider performs a business activity, function or process on behalf of the Bank. Outsourcing business activities can be beneficial to the Bank by providing access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses

64	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

and customers, we recognize that there are attendant risks that need to be managed. To minimize our exposure to risks related to outsourcing, we maintain an enterprise-level outsourcing risk management program.

Regulatory and Legal Risk
Regulatory risk is the risk of non-compliance with applicable legislation, regulation and regulatory directives. Legal risk is the risk of non-compliance with legal requirements, including the effectiveness of preventing and handling litigation.
Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory risk in virtually all of our activities. The Bank and its subsidiaries are also involved in various legal actions in the ordinary course of business, many of which are loan-related. Failure to meet regulatory requirements not only poses a risk of regulatory censure or penalty, and may lead to litigation, but also puts the reputation of the Bank as a whole at risk. Financial penalties, judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of the Bank.
Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK

Proactive management of regulatory risk is a key objective of the Bank. It is carried out primarily through an enterprise-wide regulatory risk management framework called the “Legislative Compliance Management Framework.” The Compliance department is responsible for the Legislative Compliance Management Framework.
The Legislative Compliance Management Framework establishes two levels of controls through which regulatory risk is managed. These are controls to meet day-to-day regulatory requirements, and independent oversight controls.
Business unit management is responsible for managing day-today regulatory risk. They are required to demonstrate compliance with all regulatory requirements. In meeting this responsibility they receive advice and assistance from the corporate oversight functions - Legal, Compliance and Audit. The oversight functions also provide an independent review of controls in the business unit and bring significant issues to the attention of senior management and the Board. The Compliance and Audit functions monitor and test the extent to which business units meet regulatory requirements, as well as the effectiveness of internal controls, and report their findings to business unit management, senior management and the Audit Committee of the Board.
Internal and external counsel also work closely with the business units in daily operations to identify areas of potential legal risk, to draft and negotiate legal agreements to manage those risks and to provide advice on the performance of legal obligations under agreements. The litigation group within the Legal department manages litigation to which the Bank and its subsidiaries are a party in conjunction with the particular business involved and other areas of the Bank as needed. The General Counsel is involved in significant litigation matters.

HOW WE MANAGE REGULATORY AND LEGAL RISK

Business units manage day-to-day regulatory and legal risk primarily by setting the appropriate tone at the top with respect to compliance, establishing and maintaining appropriate policies and procedures, and monitoring for compliance. The corporate oversight functions promote a compliance culture within the Bank by:

•	Communicating regulatory requirements and emerging compliance risks to each business unit.
•	Ensuring that business units have appropriate policies and procedures in place and that staff are trained to meet regulatory requirements.
•	Independently monitoring the business units for adherence to the policies, procedures and requirements.
•	Tracking, escalating and reporting significant issues and findings to senior management and the Board.
Compliance with regulatory requirements is also documented through a formal business unit management certification process. In addition to ongoing monitoring and review processes, Canadian business units annually review regulatory requirements relating to the Bank’s governing legislation and update their risk assessments and the controls that they have in place to mitigate those risks. The higher the risk, the more rigorous the control process must be to minimize the risk of non-compliance. Their assessments are also reviewed by the Compliance department to evaluate the effectiveness of the business unit controls. Once the annual review process is completed, senior management of the business unit certify in writing whether they are in compliance with applicable regulatory requirements, or whether any gaps or weaknesses exist - in which case an action plan must be established and implemented to remedy the gap or weakness.
While it is not possible to completely eliminate legal risk, the legal function strives to ensure that the business units understand the potential risks, and actively seek to manage them in order to reduce the Bank’s exposure. In addition, legal risk associated with the handling of litigation is managed by:
•	Use of appropriate experts and external counsel.
•	Regular review of matters by the Legal department with the business involved and others as needed.
•
With respect to the effect of litigation on the Bank’s financial condition and related reporting, quarterly review of matters by the Legal department and General Counsel with the Finance department and other areas of management, the shareholders’ auditors and, if material, the Audit Committee.

Reputational Risk
Reputational risk is the potential that negative publicity, whether true or not regarding an institution’s business practices, actions or inactions, will or may cause a decline in the institution’s value, liquidity or customer base.
A company’s reputation is a valuable business asset in its own right, essential to optimizing shareholder value, and as such is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risks, since all risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity, regulatory and legal risks must all be managed effectively in order to safeguard the Bank’s reputation.
As business practices evolve to address new operating environments with respect to reputational risk, we, like others in our industry, have strengthened our focus in this area. We have defined and documented a process to approve structured transactions. The process involves committees with representation from the businesses and control functions, and includes consideration of all aspects of a new Structured Product, including reputational risk. We also have an enterprise wide reputational risk policy, which establishes a framework to have each business unit identify reputational issues, and have those issues considered at the appropriate committees including the Reputational Risk Committee.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	65

WHO MANAGES REPUTATIONAL RISK

Ultimate responsibility for the Bank’s reputation lies with the Senior Executive Team and the executive committees that examine reputational risk as part of their ongoing mandate. However, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank’s reputation. This means ensuring that ethical practices are followed at all times, that interactions with our stakeholders are positive and that the Bank complies with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance the Bank’s reputation.

BASEL II

Basel II is a new framework developed in 2004 by the Basel Committee on Banking Supervision. The goal of the framework is to improve the consistency of capital requirements internationally, make regulatory capital more risk sensitive, and promote improved risk management practices for internationally active banking organizations. The Bank has dedicated qualified resources on this project to meet the requirements of Basel II.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Policies and Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies is presented in Note 1 of the Bank’s Consolidated Financial Statements beginning on page 76 of this Annual Report. Some of the Bank’s policies require subjective, complex judgements and estimates as they relate to matters that are inherently uncertain. Changes in these judge-ments or estimates could have a significant impact on the Bank’s financial statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgement and estimates include accounting for loan losses, accounting for the fair value of financial instruments held in trading portfolios, accounting for income taxes, the valuation of investment securities, accounting for securitizations and variable interest entities, the valuation of goodwill and intangible assets, the accounting for pensions and post-retirement benefits and contingent liabilities.

ACCOUNTING FOR LOAN LOSSES

Accounting for loan losses is an area of importance given the size of the Bank’s loan portfolio. The Bank has two types of allowances against loan losses - specific and general. Previously the Bank utilized sectoral allowances. Loan impairment is recognized when the Bank determines, based on its identification and evaluation of problem loans and accounts that the timely collection of all contractually due interest and principal payments is no longer assured. Judgement is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management’s judgement is based on its assessment of probability of default, loss given default and exposure at default. Changes in these estimates due to a number of circumstances can have a direct impact on the provision for loan losses and may result in a change in the allowance. Changes in the allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wholesale Banking segments. Reviews by regulators in Canada and the U.S. bring a measure of uniformity to specific allowances recorded by banks.
General allowances require management judgement and their level depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. In establishing the appropriateness of general allowances, in addition to management judgement, the Bank refers to an internally developed model that utilizes parameters for probability of default, loss given default and usage given default. If these parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the aggregate corporate and commercial allowance of $51 million for probability of default, $52 million for loss given default and $18 million for usage given default, respectively.
The Managing Risk section on page 57 of this Annual Report provides a more detailed discussion regarding credit risk. Also, see Note 3 of the Bank’s Consolidated Financial Statements for additional disclosures on the Bank’s allowance for credit losses.

ACCOUNTING FOR THE FAIR VALUE OF FINANCIAL INSTRUMENTS HELD IN TRADING PORTFOLIOS

The Bank’s trading securities, obligations related to securities sold short and trading derivatives are carried at fair value on the Consolidated Balance Sheet with the resulting realized and unrealized gains or losses recognized immediately in other income. See Notes 2, 17 and 19 of the Bank’s Consolidated Financial Statements on Securities and Derivative Financial Instruments for more details.
The fair value of exchange traded financial instruments is based on quoted market prices, adjusted for daily margin settlements, where applicable. Note 17 of the Bank’s Consolidated Financial Statements provides disclosures of the estimated fair value of all financial instruments at October 31, 2005.
The fair value for a substantial majority of financial instruments held in trading portfolios is based on quoted market price or valuation models that use independently observable market parameters. Independently observable market parameters include interest rate yield curves, foreign exchange rates and option volatilities. The valuation models incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics, and take into account factors such as counterparty credit quality, liquidity and concentration concerns. Certain derivatives are valued using models with unobservable market parameters, where the parameters estimated are subject to management judgement. These derivatives are normally not actively traded and are complex. For example, certain credit products are valued using models with parameters such as correlation and recovery rates that are unobservable. Uncertainty in estimating the parameters can impact the amount of revenue or loss recorded for a particular position. Where a market parameter is not observable, the Bank defers all of the unrealized inception profit.

66	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

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
The Bank believes that its estimates of fair value are reasonable given the process for obtaining multiple quotes of external market prices, consistent application of models over a period of time and the controls and processes discussed above. The valuations are also validated by past experience, and through the actual cash settlement of contracts. This policy primarily impacts the Wholesale Banking. For a discussion of Market Risk, refer to page 60 of this Annual Report.

ACCOUNTING FOR INCOME TAXES

Accounting for current income taxes requires the Bank to exercise judgement for issues relating to certain complex transac- tions, known issues under discussion with tax authorities or matters yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.
           Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes also requires judgement in the following key situations:
•
Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized in its future tax returns. The magnitude of the valuation allowance is significantly influenced by the Bank’s forecast of future profit generation, which drives the extent to which it will be able to utilize the future tax assets.

•
Future tax assets are calculated based on tax rates expected to be in effect in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.

•
The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $264 million at October 31, 2005.

•	All of the Bank’s segments are impacted by this accounting policy.

VALUATION OF INVESTMENT SECURITIES

The Bank’s investment securities comprise both publicly traded securities and investments in private equity securities that are not publicly traded. Under Canadian Generally Accepted Accounting Principles (GAAP), investment securities are carried at cost or amortized cost and are adjusted to net realizable value to recognize other than temporary impairment.
The Bank discloses the estimated fair value of investment securities in Note 2 of the Bank’s Consolidated Financial Statements. Valuation of publicly traded securities is determined by using quoted market prices, which fluctuate from reporting period to reporting period. Valuation of private equity investments held by the Bank requires management judgement due to the absence of quoted market prices, inherent lack of liquidity and the longer term nature of such investments. Private equity investments are initially valued at cost. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation and amortization. Management applies judgement in the selection of the valuation methodology and the various inputs to the calculation, which may vary from reporting period to reporting period. These estimates are monitored and reviewed on a regular basis by the Portfolio Risk Management Group for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate between reporting periods due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.
Investment securities are written down to their net realizable value when there is an impairment in value that is considered to be other than temporary in nature. The determination of whe-ther or not other than temporary impairment exists is a matter of judgement. The Bank’s management reviews these investment securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment’s performance. Specifically, impairment of the value of an investment may be indicated by conditions such as a prolonged period during which the quoted market value of the investment is less than its carrying value, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, liquidity or going concern problems of the investee. All the Bank’s segments are impacted by this accounting policy.

ACCOUNTING FOR SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

There are two key determinations relating to the accounting for securitizations. The first key determination is in regards to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under Canadian GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or other receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from management’s estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are taken into income over the life of the securitized asset. Note 4 of the Bank’s Consolidated Financial Statements provides additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For fiscal 2005, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	67

The second key determination is whether the variable interest entity (VIE) should be consolidated into the Bank’s Financial Statements. All of the Bank’s securitization trusts are considered VIEs. Current GAAP requires consolidation of VIEs only when the Bank retains substantially all of the residual risks and rewards of the VIE. In addition, if the VIE is a Qualifying Special Purpose Entity then the Bank should not consolidate the VIE. The Bank's management uses judgment to estimate the expected losses and expected residual returns in order to determine if the Bank retains substantially all of the residual risk and rewards of the VIEs. Under current Canadian GAAP, all of the bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. This accounting policy impacts Canadian Personal and Commercial Banking, Wholesale Banking and the Corporate Segment.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

Under Canadian GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level on at least an annual basis. Goodwill is assessed for impairment using a two step approach with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than the carrying value, a second impairment test is performed. The second test requires a comparison of the fair value of goodwill to its carrying amount. If the fair value of goodwill is less than its carrying value, goodwill is considered impaired and a charge for impairment must be recognized immediately. The fair value of the Bank’s reporting units are determined from internally developed valuation models that consider various factors such as normalized and projected earnings, price earnings multiples and discount rates. The Bank’s management uses judgement in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment and affect the valuation of goodwill. The Bank’s management believes that the assumptions and estimates used are reasonable and supportable in the existing environment. Where possible, fair values generated internally are compared to market information and are found to be reasonable. The carrying values of the Bank’s reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors such as market risk, credit risk, operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand alone entity. The Bank’s allocation of economic capital to the reporting unit is reviewed by the Capital Management Committee.
Intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life are amortized over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of the circumstances and judgement by the Bank’s management. Finite life intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Such circumstances would indicate potential intangible asset impairment and would require a cash flow analysis at that time. As a result, the finite life intangible assets would be written down to net recoverable value based on expected future cash flows similar to other capital assets. This accounting policy impacts all of the Bank’s business segments. See Note 5 of the Bank’s Consolidated Financial Statements for additional disclosures regarding goodwill and intangible assets.

ACCOUNTING FOR PENSIONS AND POST-RETIREMENT BENEFITS

The Bank’s pension and post-retirement benefits obligation and expense is determined in accordance with GAAP, and is dependent on the assumptions used in calculating these amounts. The actuarial assumptions are determined by management and are reviewed annually by management and the Bank’s actuaries. These assumptions include the discount rate, the rate of compensation increase, the overall health care cost trend rate and the expected long term rate of return on plan assets. The discount rate used to value liabilities is based on long term cor- porate AA bond yields as of the valuation date. The other assumptions are also long term estimates. The expected long term rate of return on plan assets assumption is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. As these assumptions relate to factors that are long term in nature, they are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the Bank’s pension and post-retirement benefits expense in future years.
The following table provides the sensitivity of the accrued pension benefit obligation, and the pension expense for the Bank’s principal pension plan, to changes in the discount rate, expected long term return on plan assets assumption and rate of compensation increase as at October 31, 2005. The sensitivity analysis provided in the table is hypothetical and should be used with caution. All of the Bank’s segments are impacted by this accounting policy. For a further discussion of the key assumptions used in determining the Bank’s annual pension expense and accrued benefit obligation, see Note 15 of the Consolidated Financial Statements.

(millions of Canadian dollars)	Obligation	Expense
Impact of a change of 1.0% in key assumptions
Discount rate	5.20%	6.40%
Decrease in assumption	337	38
Increase in assumption	(264)	(21)
Expected long term return on assets	6.75%	6.75%
Decrease in assumption	N/A	16
Increase in assumption	N/A	(16)
Rate of compensation increase	3.50%	3.50%
Decrease in assumption	(70)	(11)
Increase in assumption	79	14

CONTINGENT LIABILITIES

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.
Contingent litigation loss accruals are established when it becomes probable that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank’s management, internal and external experts are involved in assessing probability and in estimating any amounts involved. Throughout the existence of a contingency, the Bank’s management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.

68	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

During fiscal 2005, the Bank added $365 million to its contingent litigation reserves for Enron-related claims, to bring the total reserve for this matter to approximately $641 million. See Note 20 of the Bank’s Consolidated Financial Statements for more details.

DERIVATIVES

The impact of non-trading derivatives on net interest income and other income for the year ended October 31, 2005 is provided in Table 32 below.

TABLE 32	NON-TRADING DERIVATIVES

	Non-trading derivatives	Non-trading derivatives not
(millions of Canadian dollars)	qualifying for hedge accounting	qualifying for hedge accounting
Net interest income (loss)	$162	$(35)
Other income	1	(19)

ACCOUNTING STANDARDS AND POLICIES

Accounting Policies Changes in 2005

As of November 1, 2004, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) amendments to the accounting standard on financial instruments - disclosure and presentation on a retroactive basis with restatement of prior periods comparatives. As a result of these amendments, the Bank reclassified into liabilities on the Consolidated Balance Sheet existing preferred shares totaling $1,310 million and certain capital trust structures totaling $900 million, as at October 31, 2004. Dividend and yield distributions on these instruments have been reclassified to interest expense on our Consolidated Statement of Income.
As of November 1, 2004, the Bank prospectively adopted the CICA accounting guideline on the consolidation of variable interest entities (VIEs). VIEs are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support provided by any parties, including equity investors. The Bank has identified VIEs that it has an interest in, determined whether it is the primary beneficiary of such entities and if so, consolidated them. The primary impact of adopting the revised guideline is that the Bank no longer consolidates one of its innovative capital structures - TD Capital Trust II, which accounts for $350 million of Tier 1 capital. Although the Bank has voting control it is not deemed the primary beneficiary under the VIE rules. For regulatory capital purposes, the Bank’s innovative capital structures have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank’s capital ratios are unaffected.

ACCOUNTING STANDARDS AND POLICIES

Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 of the Bank’s Consolidated Financial Statements for more details of future accounting and reporting changes.

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

The CICA has issued three new accounting standards - Financial Instruments - Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning in fiscal 2007. The principal impacts of the standards are detailed below.
•
Other comprehensive income will be a new component of shareholders’ equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank’s primary Consolidated Financial Statements.

•	Financial assets will be required to be classified as available for sale, held to maturity, trading or loans and receivables.
•
For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the value of derivatives and hedged items will be recorded in the Consolidated Statement of Income.

•
For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

U.S. GAAP

The Financial Accounting Standards Board issued a new standard in December 2004 that will require compensation costs relating to share-based payments be measured based on the fair value of the equity or liability instruments issued rather than be disclosed as is permitted under current U.S. GAAP. While the effective date is November 1, 2005, the Bank already measures its compensation costs using fair values. Accordingly, the new standard will not have a significant impact on the Bank’s net income, financial position or cash flows for the purposes of the U.S. GAAP reconciliation in Note 27 of the Bank’s Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis	69

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

Based on current U.S. Securities and Exchange Commission (SEC) rules as per the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer will be required to certify as at October 31, 2006 that they have assessed the effectiveness of internal controls over financial reporting.
In preparation for this certification, the Bank has dedicated resources in place to document the internal control environment and evaluate its design and operating effectiveness. These resources have also been actively engaged with the Bank’s external auditors in the development and implementation of the activities necessary to meet the requirements of the Sarbanes-Oxley Act of 2002.
During fiscal 2005, there have been no significant changes in the Bank’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Bank’s internal controls over financial reporting. The Bank is, however continually improving its infrastructure and controls.
An evaluation was performed under the supervision and with participation of the Bank’s management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2005. Based on that evaluation, the Bank’s management concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2005.

ACCOUNTING STANDARDS AND POLICIES

Bank’s Auditors

The Bank’s Audit Committee has implemented a policy restricting the services that may be provided by the Bank’s auditors and the fees paid to the Bank’s auditors. Any non-audit service to be provided by the shareholders’ auditors must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. The policy provides for the annual pre-approval of specific types of services, together with the maximum amount of the fees that may be paid for such services, pursuant to policies and procedures adopted by the Audit Committee, and gives detailed guidance to management as to the specific services that are eligible for such annual pre-approval. All other services and the associated fees must also be specifically pre-approved by the Audit Committee as they arise throughout the year. In making its determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. This includes considering applicable regulatory requirements and guidance and whether the provision of the services would place the auditors in a position to audit their own work, result in the auditors acting in the role of the Bank’s management or place the auditors in an advocacy role on behalf of the Bank. By law, the shareholders’ auditors may not provide certain services to the Bank or its subsidiaries. Each quarter, the Bank’s Chief Financial Officer makes a presentation to the Audit Committee detailing the non-audit services performed by the Bank’s auditors on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval, if appropriate.

TABLE 33	FEES PAID TO THE BANK’S AUDITORS

(thousands of Canadian dollars)	2005	2004	2003
Audit fees	$13,741	$10,464	$7,773
Audit related fees	3,276	5,023	605
Tax fees	3,373	2,866	3,457
All other fees	1,987	3,867	6,368
Total	$22,377	$22,220	$18,203

Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements or other services that are normally provided by the Bank’s auditors in connection with statutory and regulatory filings or engagements. In addition to including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards, the Bank’s audit fees include fees paid to the Bank’s auditors for comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with regulators.
Audit related fees are fees for assurance and related services that are performed by the Bank’s auditors. These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, application and general control reviews (including Sarbanes-Oxley pilot audit), attest services not required by statute or regulation and interpretation of financial accounting and reporting standards.
Tax fees are fees for services performed by the Bank’s auditors for tax compliance, tax advice and tax planning except those tax services related to the audit. Tax compliance generally involves preparation of original and amended tax returns and claims for refund. Tax advice includes assistance with tax audits, appeals and rulings plus tax advice related to mergers and acquisitions. Tax planning includes expatriate and domestic tax services and transfer pricing matters.
All other fees primarily include fees for insolvency and viability matters either paid by the Bank or by third parties. In these instances, the Bank’s auditors are retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties is $.6 million (2004 - $1.6 million; 2003 - $3.5 million). Also included in this category are fees for mutual funds audits (including tax and prospectus renewals), the purchase of software for compliance and regulatory filings, benchmark studies, translation of documents, audit of charitable organizations and section 5900/SAS 70 reports on control procedures at a service organization.

70	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Management’s Discussion and Analysis

Exhibit 3

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

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
The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.
The Bank’s Board of Directors, acting through the Audit Committee which is comprised of directors who are not officers or employees of the Bank, oversees management’s responsibilities for the financial reporting and internal control systems.
The Bank’s Chief Internal Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits in coordination with the Bank’s shareholders’ auditors. This program supports the system of internal control and is carried out by a professional staff of auditors.
The Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the Bank as deemed necessary to satisfy that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in a sound financial condition.
Ernst & Young LLP and PricewaterhouseCoopers LLP, the shareholders’ auditors, have audited the Bank’s Consolidated Financial Statements. They have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom such as comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark	Colleen M. Johnston
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the Consolidated Balance Sheets of The Toronto-Dominion Bank as at October 31, 2005 and 2004 and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three year period ended October 31, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP	PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants

Toronto, Canada
November 22, 2005

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	71

FINANCIAL RESULTS

Consolidated Balance Sheet

As at October 31
(millions of Canadian dollars)	2005	2004
ASSETS
Cash and due from banks	$1,673	$1,404
Interest-bearing deposits with banks	11,745	7,634
Securities (Note 2)
Investment	42,321	31,387
Trading	65,775	66,893
	108,096	98,280
Securities purchased under reverse repurchase agreements	26,375	21,888
Loans (Note 3)
Residential mortgage	52,740	51,420
Consumer instalment and other personal	62,754	48,857
Credit card	2,998	2,566
Business and government	35,044	22,264
	153,536	125,107
Allowance for credit losses	(1,293)	(1,183)
Loans (net of allowance for credit losses)	152,243	123,924
Other
Customers’ liability under acceptances	5,989	5,507
Trading derivatives’ market revaluation (Note 17)	33,651	33,697
Goodwill (Note 5)	6,518	2,225
Other intangibles (Note 5)	2,124	2,144
Land, buildings and equipment (Note 7)	1,801	1,330
Other assets (Note 9)	14,995	12,994
	65,078	57,897
Total assets	$365,210	$311,027
LIABILITIES
Deposits (Note 8)
Personal	$131,783	$111,360
Banks	11,505	11,459
Business and government	103,693	84,074
	246,981	206,893
Other
Acceptances	5,989	5,507
Obligations related to securities sold short	24,406	17,671
Obligations related to securities sold under repurchase agreements	11,284	9,846
Trading derivatives’ market revaluation (Note 17)	33,498	33,873
Other liabilities (Note 10)	18,545	16,365
	93,722	83,262
Subordinated notes and debentures (Note 11)	5,138	5,644
Liabilities for preferred shares and capital trust securities (Note 12)	1,795	2,560
Non-controlling interest in subsidiaries (Note 23)	1,708	-
Contingent liabilities, commitments and guarantees (Note 20)
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 2005 - 711.8 and 2004 - 655.9) (Note 13)	5,872	3,373
Contributed surplus	40	20
Foreign currency translation adjustments	(696)	(265)
Retained earnings	10,650	9,540
	15,866	12,668
Total liabilities and shareholders’ equity	$365,210	$311,027

See Notes to Consolidated Financial Statements

W. Edmund Clark	Hugh J. Bolton
President and	Chair, Audit Committee
Chief Executive Officer

72	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

FINANCIAL RESULTS

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars)	2005	2004	2003
Interest income
Loans	$8,322	$6,958	$7,542
Securities
Dividends	927	859	721
Interest	3,112	2,798	2,727
Deposits with banks	415	517	212
	12,776	11,132	11,202
Interest expense
Deposits	5,129	3,853	4,202
Subordinated notes and debentures	328	312	259
Distributions from liabilities for preferred shares and capital trust securities (Note 12)	147	170	179
Other obligations	1,164	1,024	1,125
	6,768	5,359	5,765
Net interest income	6,008	5,773	5,437
Provision for (reversal of) credit losses (Note 3)	55	(386)	186
Net interest income after provision for (reversal of) credit losses	5,953	6,159	5,251
Other income
Investment and securities services	2,417	2,296	2,132
Credit fees	343	343	415
Net investment securities gains (Note 2)	242	192	23
Trading income (loss) (Note 24)	147	(153)	104
Service charges	787	673	641
Loan securitizations (Note 4)	414	390	250
Card services	279	172	252
Insurance, net of claims	826	593	420
Trust fees	111	78	70
Write-down of investment in joint ventures	-	-	(39)
Other	323	299	156
	5,889	4,883	4,424
Net interest and other income	11,842	11,042	9,675
Non-interest expenses
Salaries and employee benefits (Note 15)	4,218	3,780	3,758
Occupancy including depreciation	676	612	656
Equipment including depreciation	609	562	650
Goodwill impairment (Note 5)	-	-	624
Amortization of other intangibles (Note 5)	546	626	772
Restructuring costs (reversal) (Note 24)	43	(7)	92
Marketing and business development	469	384	348
Brokerage related fees	226	228	229
Professional and advisory services	494	446	372
Communications	205	207	208
Other (Note 20)	1,296	1,169	655
	8,782	8,007	8,364
Income before provision for income taxes	3,060	3,035	1,311
Provision for income taxes (Note 16)	699	803	322
Income before non-controlling interest in subsidiaries	2,361	2,232	989
Non-controlling interest in net income of subsidiaries	132	-	-
Net income to common shares	$2,229	$2,232	$989
Average number of common shares outstanding (millions) (Note 25)
- basic	691.3	654.5	649.8
- diluted	696.9	659.4	653.9
Earnings per share (Note 25)
- basic	$3.22	$3.41	$1.52
- diluted	3.20	3.39	1.51

See Notes to Consolidated Financial Statements

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	73

FINANCIAL RESULTS

Consolidated Statement of Changes in Shareholders’ Equity

For the years ended October 31
(millions of Canadian dollars)	2005	2004	2003
Common shares (Note 13)
Balance at beginning of year	$3,373	$3,179	$2,846
Proceeds from shares issued on exercise of options	125	99	47
Proceeds from shares issued as a result of dividend reinvestment plan	380	174	286
Impact of shares (acquired) sold in Wholesale Banking	6	(41)	-
Repurchase of common shares	-	(38)	-
Issued on acquisition of TD Banknorth (Note 23)	1,988	-	-
Balance at end of year	5,872	3,373	3,179
Contributed surplus
Balance at beginning of year	20	9	-
Stock option expense (Note 14)	20	11	9
Balance at end of year	40	20	9
Foreign currency translation adjustments
Balance at beginning of year	(265)	(130)	418
Foreign exchange losses from investments in subsidiaries and other items	(718)	(739)	(1,595)
Foreign exchange gains from hedging activities	428	1,004	1,528
Provision for income taxes (Note 16)	(141)	(400)	(481)
Balance at end of year	(696)	(265)	(130)
Retained earnings
Balance at beginning of year	9,540	8,518	8,292
Net income	2,229	2,232	989
Common dividends	(1,098)	(890)	(754)
Termination of equity based compensation plan	-	(24)	-
Premium paid on repurchase of common shares (Note 13)	-	(312)	-
Other	(21)	16	(9)
Balance at end of year	10,650	9,540	8,518
Total shareholders’ equity	$15,866	$12,668	$11,576

See Notes to Consolidated Financial Statements

74	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

FINANCIAL RESULTS

Consolidated Statement of Cash Flows

For the years ended October 31
(millions of Canadian dollars)	2005	2004	2003
Cash flows from (used in) operating activities
Net income	$2,229	$2,232	$989
Adjustments to determine net cash from (used in) operating activities
Provision for (reversal of) credit losses	55	(386)	186
Depreciation (Note 7)	322	294	318
Goodwill impairment	-	-	624
Amortization of other intangibles	546	626	772
Stock option expense	20	11	9
Write-down of investment in joint ventures	-	-	39
Net investment securities gains	(242)	(192)	(23)
Gain on securitizations	(166)	(134)	(49)
Non-controlling interest	132	-	-
Changes in operating assets and liabilities
Future income taxes (Note 16)	(261)	128	(74)
Current income taxes payable	2	(440)	669
Interest receivable and payable (Note 9, 10)	588	(141)	145
Trading securities	1,118	(12,003)	(1,495)
Unrealized gains and amounts receivable on derivatives contracts	46	(5,246)	(2,712)
Unrealized losses and amounts payable on derivatives contracts	(375)	5,873	2,046
Other	1,248	370	3,622
Net cash from (used in) operating activities	5,262	(9,008)	5,066
Cash flows from (used in) financing activities
Deposits	11,169	24,013	(6,310)
Securities sold under repurchase agreements	1,438	2,001	(810)
Securities sold short	5,305	2,325	(1,712)
Issuance of subordinated notes and debentures	270	3	1,904
Repayment of subordinated notes and debentures	(1,419)	(158)	(218)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	(3)	(26)	-
Liabilities for preferred shares and capital trust securities	(765)	(225)	73
Translation adjustment on subordinated notes and debentures issued in a foreign currency	(24)	(62)	(142)
Common shares issued on exercise of options	125	99	47
Common shares issued as a result of dividend reinvestment plan	380	174	286
Common shares (acquired) sold in Wholesale Banking	6	(41)	-
Repurchase of common shares	-	(350)	-
Dividends paid on common shares	(1,098)	(890)	(754)
Other	-	-	(23)
Net cash from (used in) financing activities	15,384	26,863	(7,659)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(4,111)	(1,383)	(1,615)
Activity in investment securities
Purchases	(23,158)	(30,877)	(25,199)
Proceeds from maturities	6,388	4,688	9,110
Proceeds from sales	12,413	19,769	20,139
Activity from lending activities
Origination and acquisitions	(78,655)	(77,827)	(143,064)
Proceeds from maturities	62,956	63,457	138,126
Proceeds from sales	4,541	3,326	1,694
Proceeds from loan securitizations	7,365	5,564	7,627
Land, buildings and equipment	(814)	(207)	(101)
Securities purchased under reverse repurchase agreements	(4,487)	(4,413)	(4,415)
TD Banknorth share repurchase program (Note 23)	(603)	-	-
Acquisitions and dispositions less cash and cash equivalents acquired (Note 23)	(2,184)	-	-
Net cash from (used in) investing activities	(20,349)	(17,903)	2,302
Effect of exchange rate changes on cash and cash equivalents	(28)	(16)	(143)
Net changes in cash and cash equivalents	269	(64)	(434)
Cash and cash equivalents at beginning of year	1,404	1,468	1,902
Cash and cash equivalents at end of year represented by cash and due from banks	$1,673	$1,404	$1,468
Supplementary disclosure of cash flow information
Amount of interest paid during the year	$6,433	$5,468	$6,040
Amount of income taxes paid during the year	968	1,509	306
Dividends per common share	$1.58	$1.36	$1.16

See Notes to Consolidated Financial Statements

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	75

FINANCIAL RESULTS

Notes to Consolidated Financial Statements

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BANK ACT

The accompanying Consolidated Financial Statements and accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles (GAAP).
The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets and liabilities, and results of operations of subsidiaries after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities effectively controlled by the Bank. The Bank uses the purchase method to account for all business acquisitions.
When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries. The net income is disclosed as a separate line item in the Consolidated Statement of Income.
Entities over which the Bank has significant influence are reported in investment securities in the Consolidated Balance Sheet and are accounted for using the equity method of accounting. The Bank’s share of earnings, gains and losses realized on disposition and write downs to reflect other than temporary impairment in the value of such entities is reported in interest income and other income in the Consolidated Statement of Income.
Variable interest entities (VIEs) are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them.
The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only our specific pro rata share of assets, liabilities, income and expenses is consolidated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Consolidated Financial Statements of the Bank requires management to make estimates and assumptions based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates. Loan losses, fair value of financial instruments held in trading portfolios, variable interest entities, income taxes, valuation of investment securities, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates and assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES

Foreign currency assets and liabilities are translated into Canadian dollars at prevailing year end rates of exchange. Foreign currency income and expenses are translated into Canadian dollars at the average exchange rates prevailing throughout the fiscal year.
Unrealized translation gains and losses related to the Bank’s investment positions in certain foreign operations, net of any offsetting gains or losses arising from hedges of these positions and applicable income taxes, are included in shareholders’ equity. All other unrealized translation gains and losses and all realized gains and losses are included in other income in the Consolidated Statement of Income.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in 2005.

SPECIFIC ACCOUNTING POLICIES

To facilitate a better understanding of the Bank’s Consolidated Financial Statements, we have disclosed the significant accounting policies in the applicable notes with related financial disclosures as follows:

Note	Topic	Page
2	Securities	77
3	Loans, Impaired Loans and Allowance for Credit Losses	79
4	Loan Securitizations	80
5	Goodwill and Other Intangibles	82
6	Variable Interest Entities	83
7	Land, Buildings and Equipment	83
8	Deposits	84
9	Other Assets	84
10	Other Liabilities	84
11	Subordinated Notes and Debentures	84
12	Liabilities for Preferred Shares and Capital Trust Securities	85
13	Share Capital	87
14	Stock-based Compensation	88
15	Employee Future Benefits	89
16	Income Taxes	93
17	Fair Value of Financial Instruments	94
18	Interest Rate Risk	95
19	Derivative Financial Instruments	97
20	Contingent Liabilities, Commitments and Guarantees	99
21	Concentration of Credit Risk	101
22	Segmented Information	101
23	Acquisitions and Dispositions	103
24	Restructuring Costs	104
25	Earnings Per Share	105
26	Related Party Transactions	105
27	Reconciliation of Canadian and United States Generally Accepted Accounting Principles	106
28	Subsequent Events	109

ACCOUNTING POLICY CHANGES IN 2005

As of November 1, 2004, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) amendments to the accounting standard on financial instruments - disclosure and presentation on a retroactive basis with restatement of prior period comparatives. See Note 12.

Restatement of Net Interest Income

(millions of Canadian dollars)	2005	2004	2003
Net interest income - prior to restatement	$6,155	$5,943	$5,616
Less: Preferred dividends	79	78	87
Non-controlling interest in innovative capital structures	68	92	92
Total	$6,008	$5,773	$5,437

        As of November 1, 2004, the Bank prospectively adopted the CICA accounting guideline on the consolidation of variable interest entities (VIEs). See Note 12.

76	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

FUTURE ACCOUNTING AND REPORTING CHANGES

Financial Instruments, Hedges and Comprehensive Income
The CICA has issued three new accounting standards - Financial Instruments - Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning in fiscal 2007. The principal impacts of the standards are as follows:
Financial assets will be classified as available for sale, held to maturity, trading or loans and receivables. Held to maturity assets will be limited to fixed maturity instruments that the Bank intends to and is able to hold to maturity and will be accounted for at amortized cost. Trading assets will continue to be accounted for at fair value with realized and unrealized gains and losses reported through net income. The remaining assets will potentially be classified as available for sale and measured at fair value with unrealized gains and losses recognized through other comprehensive income.
Other comprehensive income will be a new component of shareholder’s equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank’s primary financial statements. Comprehensive income is comprised of the Bank's net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale securities, foreign currency translation and derivative instruments designated as cash flow hedges, net of income taxes.
For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the value of derivatives and hedged items will be recorded in the Consolidated Statement of Income. For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

NOTE 2	SECURITIES

SECURITIES

Investment securities, excluding loan substitutes, are securities where the Bank’s original intention is to hold to maturity or be selectively sold given that market conditions render alternative investments more attractive. Investment securities include investments in the merchant banking portfolio that are not publicly traded and are generally held for longer terms than most other securities. Investment securities are carried at cost or amortized cost, adjusted to net realizable value to recognize other than temporary impairment. Gains and losses realized on disposal are determined on the average cost basis. Such gains, losses and write downs are included in other income.
Trading securities are purchased with the intention of ultimate resale. Trading securities, including trading securities sold short included in liabilities, are carried at market value. Gains and losses on disposal and adjustments to market value are reported in other income.
Interest income earned, amortization of premiums and discounts on debt securities and dividends received from investment and trading securities are included in interest income.
Loan substitutes are securities which have been structured as after-tax instruments rather than conventional loans in order to provide the issuers with a borrowing rate advantage and are identical in risk and security to bank loans of comparable term. Loan substitutes are carried at cost less any allowance for anticipated credit losses.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS AND SOLD UNDER REPURCHASE AGREEMENTS

Securities purchased under reverse repurchase agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost on the Consolidated Balance Sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income. The Bank takes possession of the underlying collateral, monitors its market value relative to the amounts due under the agreements and when necessary, requires transfer of additional collateral or reduction in the security balance to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate the collateral held.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	77

Securities Maturity Schedule

(millions of Canadian dollars)	Remaining term to maturity[1]

						With no
	Within	1 to 3	3 to 5	5 to 10	Over 10	specific	2005	2004
	1 year	years	years	years	years	maturity	Total	Total
Investment securities
Government and government-insured securities
Canada	$5,583	$930	$376	$160	$25	$-	$7,074	$3,954
Mortgage-backed securities	705	9,532	5,830	-	-	-	16,067	12,482
Total Canada	6,288	10,462	6,206	160	25	-	23,141	16,436
Provinces	45	123	140	46	5	-	359	289
Total	6,333	10,585	6,346	206	30	-	23,500	16,725
Other debt securities
Canadian issuers	62	201	304	191	62	-	820	658
U.S. federal government	3,170	579	290	90	88	-	4,217	4,464
Other foreign governments	1,140	1,095	860	2	-	-	3,097	3,748
Other issuers	386	1,519	665	319	4,638	-	7,527	2,932
Total	4,758	3,394	2,119	602	4,788	-	15,661	11,802
Equity securities
Preferred shares	150	109	53	-	-	606	918	935
Common shares	-	-	-	-	13	2,229	2,242	1,925
Total	150	109	53	-	13	2,835	3,160	2,860
Total investment securities	11,241	14,088	8,518	808	4,831	2,835	42,321	31,387
Trading securities
Government and government-insured securities
Canada	1,813	1,774	1,040	941	1,789	-	7,357	5,825
Provinces	399	209	811	701	1,371	-	3,491	3,033
Total	2,212	1,983	1,851	1,642	3,160	-	10,848	8,858
Other debt securities
Canadian issuers	298	432	481	850	1,016	-	3,077	2,881
U.S. federal government	166	149	238	71	26	-	650	796
Other foreign governments	1,710	583	559	489	200	-	3,541	4,140
Other issuers	4,764	3,429	3,768	4,492	2,301	-	18,754	21,565
Total	6,938	4,593	5,046	5,902	3,543	-	26,022	29,382
Equity securities
Preferred shares	-	-	-	12	113	199	324	379
Common shares	-	-	-	-	-	28,581	28,581	28,274
Total	-	-	-	12	113	28,780	28,905	28,653
Total trading securities	9,150	6,576	6,897	7,556	6,816	28,780	65,775	66,893
Total securities	$20,391	$20,664	$15,415	$8,364	$11,647	$31,615	$108,096	$98,280

1    Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Unrealized Securities Gains and Losses

(millions of Canadian dollars)	2005				2004
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Book	unrealized	unrealized	market	Book	unrealized	unrealized	market
	value	gains	losses	value	value	gains	losses	value
Investment securities
Government and government-insured securities
Canada	$7,074	$22	$16	$7,080	$3,954	$11	$5	$3,960
Mortgage-backed securities	16,067	24	42	16,049	12,482	42	34	12,490
Total Canada	23,141	46	58	23,129	16,436	53	39	16,450
Provinces	359	5	1	363	289	3	1	291
Total	23,500	51	59	23,492	16,725	56	40	16,741
Other debt securities
Canadian issuers	820	10	2	828	658	11	2	667
U.S. federal government	4,217	-	2	4,215	4,464	-	-	4,464
Other foreign governments	3,097	30	7	3,120	3,748	39	4	3,783
Other issuers	7,527	39	61	7,505	2,932	23	1	2,954
Total	15,661	79	72	15,668	11,802	73	7	11,868
Equity securities
Preferred shares	918	93	1	1,010	935	80	2	1,013
Common shares	2,242	749	53	2,938	1,925	428	40	2,313
Total	3,160	842	54	3,948	2,860	508	42	3,326
Total investment securities	42,321	972	185	43,108	31,387	637	89	31,935
Trading securities	65,775	-	-	65,775	66,893	-	-	66,893
Total securities	$108,096	$972	$185	$108,883	$98,280	$637	$89	$98,828
78	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

Net Investment Securities Gains

(millions of Canadian dollars)	2005	2004	2003
Realized gains	$293	$268	$446
Realized losses	(15)	(29)	(153)
Write-downs	(36)	(47)	(270)
Total	$242	$192	$23

NOTE 3	LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS AND IMPAIRED LOANS

Loans are stated net of unearned income and an allowance for credit losses.
Interest income is recorded on the accrual basis until such time as the loan is classified as impaired. When a loan is identified as impaired, the accrual of interest is discontinued and any previously accrued but uncollected interest relating to the loan is reversed. Interest on impaired loans subsequently received is recorded initially to recover collection costs, principal balances written off and then as interest income. Interest income on impaired loans is only recorded once management has reasonable assurance as to the timely collection of the full amount of the principal and interest.
An impaired loan is any loan where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due 90 days is classified as impaired, other than a deposit with a bank, a credit card loan, or a loan that is guaranteed or insured by the government of Canada, the provincial governments in Canada or an agency controlled by these governments.
Deposits with banks are considered impaired when a payment is contractually past due 21 days. Credit card loans with payments 180 days in arrears are considered impaired and are entirely written off. Government of Canada guaranteed loans are classified as impaired at 365 days in arrears. A loan will be reclassified back to performing status when it is determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or restructured contractual conditions of the loan and all criteria for the impaired classification are rectified.
Collateral or power of attorney is frequently obtained by the Bank before a lending commitment takes place. Collateral can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets.
Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income unless the yield on any loans retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

ACCEPTANCES

The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an offsetting asset of the same amount.

ALLOWANCE FOR CREDIT LOSSES

An allowance is maintained which is considered adequate to absorb all credit-related losses in a portfolio of instruments which are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Consolidated Balance Sheet are deposits with banks, loans, mortgages, loan substitutes and acceptances. Items which are off the Consolidated Balance Sheet include guarantees and letters of credit. The allowance is deducted from the applicable asset in the Consolidated Balance Sheet except for acceptances and off-balance sheet items. The allowance for acceptances and for off-balance sheet items is included in other liabilities.
The allowance consists of specific and general allowances. Previously the Bank utilized sectoral allowances.
Specific allowances include the accumulated provisions for losses on particular assets required to reduce the book values to estimated realizable amounts in the ordinary course of business. Specific provisions are established on an individual facility basis to recognize credit losses on large and medium-sized business and government loans. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the effective interest rate inherent in the loan immediately prior to impairment. Alternatively, for personal and small business loans, excluding credit cards, specific provisions are calculated using a formula taking into account recent loss experience. No specific provisions for credit cards are recorded and balances are written off when payments are 180 days in arrears.
General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. General allowances are computed using credit risk models developed by the Bank. The models consider probability of default (loss frequency), loss given default (loss severity) and expected exposure at default. This allowance, although reviewed quarterly, reflects model and estimation risks in addition to management judgement.
Sectoral allowances were previously established for losses which had not been specifically identified for industries that were not adequately covered by the general allowances noted above. The Bank eliminated all sectoral allowances in 2004.
Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses is the amount that is charged to the Consolidated Statement of Income to bring the total allowances (specific and general) to a level which management considers adequate to absorb probable credit-related losses.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	79

Loans and Impaired Loans

(millions of Canadian dollars)
				Impaired		Total
	Gross	Gross		loans net		allowance	Net
	amount of	impaired	Specific	of specific	General	for credit	amount
	loans	loans	allowance	allowance	allowance	losses	of loans
2005
Residential mortgages	$52,740	$19	$11	$8	$37	$48	$52,692
Consumer instalment and other personal	62,754	125	62	63	302	364	62,390
Credit card	2,998	-	-	-	58	58	2,940
Business and government	35,044	205	80	125	743	823	34,221
Total	$153,536	$349	$153	$196	$1,140	$1,293	$152,243
2004
Residential mortgages	$51,420	$21	$6	$15	$40	$46	$51,374
Consumer instalment and other personal	48,857	90	49	41	199	248	48,609
Credit card	2,566	-	-	-	56	56	2,510
Business and government	22,264	426	211	215	622	833	21,431
Total	$125,107	$537	$266	$271	$917	$1,183	$123,924

						2005	2004
Average gross impaired loans during the year						$455	$946

Included in gross residential mortgages are Canadian government-insured mortgages of $33,219 million at October 31, 2005 (2004 - $32,146 million). Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $21 million at October 31, 2005 (2004 - $10 million) and a related allowance of $11 million (2004 - $3 million).
Included in consumer instalment and other personal loans are Canadian government-insured real estate personal loans of $12,111 million at October 31, 2005 (2004 - $8,386 million)

Allowance for Credit Losses

(millions of Canadian dollars)	2005			2004				2003
	Specific	General		Specific	General	Sectoral
	allowance	allowance	Total	allowance	allowance	allowance	Total	Total
Balance at beginning of year	$266	$917	$1,183	$487	$984	$541	$2,012	$3,500
Acquisition of TD Banknorth	27	289	316	-	-	-	-	-
Provision for (reversal of) credit losses	107	(52)	55	336	(67)	(655)	(386)	186
Transfer from sectoral to specific	-	-	-	6	-	(6)	-	-
Write-offs[1]	(487)	-	(487)	(687)	-	-	(687)	(1,601)
Recoveries[2]	245	-	245	123	-	150	273	177
Other[3]	(5)	(14)	(19)	1	-	(30)	(29)	(250)
Allowance for credit losses at end of year	$153	$1,140	$1,293	$266	$917	$-	$1,183	$2,012

1    For the year ended October 31, 2005, there were no write-offs related to restructured loans (2004 - $7 million; 2003 - $39 million).
2    Represents $229 million of sectoral recoveries.
3    Includes foreign exchange rate changes and losses on loan sales booked to sectoral allowance.

NOTE 4	LOAN SECURITIZATIONS

When loan receivables are sold in a securitization to a special purpose entity under terms that transfer control to third parties, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. As part of the securitization, certain financial assets are retained and may consist of one or more subordinated tranches, servicing rights, and in some cases a cash reserve account. The retained interests are classified as investment securities and are carried at cost or amortized cost. A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is determined by estimating the fair value of future expected cash flows using management’s best estimates of key assumptions - credit losses, prepayment rates, forward yield curves, and discount rates - which are commensurate with the risks involved.
Subsequent to the securitization, any retained interests that cannot be contractually settled in such a way that the Bank can recover substantially all of its recorded investment are adjusted to fair value. The current fair value of retained interests is determined using the present value of future expected cash flows as discussed above.
The following table summarizes the Bank’s securitization activity. In most cases the Bank retained the responsibility for servicing the assets securitized.

80	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

New Securitization Activity

(millions of Canadian dollars)	2005					2004					2003
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total	Total
Gross proceeds	$5,928	$4,208	$5,200	$661	$15,997	$5,605	$2,673	$5,600	$720	$14,598	$14,093
Retained interests	131	30	95	-	256	131	-	102	3	236	221
Cash flows received on retained interests	197	50	167	4	418	151	43	185	7	386	263

The following table summarizes the impact of securitizations on the Bank’s Consolidated Statement of Income.

Securitization Gains and Servicing Income

(millions of Canadian dollars)	2005					2004					2003

	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total	Total
Gain on sale[1]	$42	$22	$90	$12	$166	$29	$-	$95	$10	$134	$49
Servicing income	122	50	76	-	248	123	43	90	-	256	201

1    For term loans, the gain on sale is after the impact of hedges on assets sold.

The key assumptions used to value the retained interests are shown in the table below.

Key Assumptions

	2005				2004				2003
	Residential		Credit	Commercial	Residential		Credit	Commercial	Residential		Credit	Commercial
	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage
	loans	loans	loan	loans	loans	loans	loans	loans	loans	loans	loan	loan
Prepayment rate[1]	20.0%	5.9%	41.6%	2.1%	20.0%	5.9%	40.0%	3.3%	20.0%	5.9%	39.4%	5.0%
Excess spread[2]	.7	1.1	13.2	-	.7	1.1	12.4	-	.8	1.2	12.0	-
Discount rate	5.2	3.2	4.0	9.8	5.1	2.8	4.4	9.8	6.7	3.3	4.4	4.8
Expected credit losses[3]	-	-	2.9	.1	-	-	3.0	.1	-	-	3.2	.1

1    Represents monthly payment rate for personal and credit card loans.
2    The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3    There are no expected credit losses for residential mortgage loans and personal loans as the loans are government guaranteed.

During fiscal 2005, there were maturities of previously securitized loans and receivables of $8,632 million (2004 - $9,033 million, 2003 - $3,580 million). As a result, the net proceeds from loan securitizations were $7,365 million (2004 - $5,564 million, 2003 - $7,627 million).
        The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes

(millions of Canadian dollars)	Residential			Commercial
	mortgage	Personal	Credit card	mortgage
	loans	loans	loans	loans
2005
Fair value of retained
interests	$273	$32	$24	$3
Discount rate	5.2%	3.2%	4.0%	9.8%
+10%	$(2)	$(3)	$-	$-
+20%	(4)	(6)	-	(1)
Prepayment rate	20.0%	5.9%	41.6%	2.1%
+10%	$(8)	$-	$-	$-
+20%	(15)	(1)	-	-
Expected credit losses	-%	-%	2.9%	.1%
+10%	$-	$(3)	$-	$-
+20%	-	(6)	-	-

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed

(millions of Canadian dollars)	2005			2004
		Gross	Net		Gross	Net
	Loans[1]	impaired loans	write offs	Loans[1]	impaired loans	write offs
Type of loan
Residential mortgage loans	$68,168	$19	$7	$64,445	$21	$5
Personal loans	71,430	131	294	56,443	96	367
Other loans	36,519	205	(23)	23,249	426	84
Total loans reported and securitized	176,117	355	278	144,137	543	456
Less: loans securitized	23,874	6	36	20,213	6	42
Total loans reported on the Consolidated Balance Sheet	$152,243	$349	$242	$123,924	$537	$414

1    Net of allowance for credit losses.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	81

NOTE 5	GOODWILL AND OTHER INTANGIBLES

For business acquisitions, the Bank allocates the purchase price paid to the assets acquired (excluding identifiable intangible assets) and the liabilities assumed. Goodwill represents any excess of the purchase price over the fair value of the assets acquired. Goodwill is not amortized but is subject to impairment tests, on at least an annual basis. Goodwill is allocated to reporting units that are either the operating business segment or the business unit below the segment. Any goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Any impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified.
Intangible assets are allocated between indefinite and finite life assets. Intangible assets with a finite life are amortized over their estimated useful life. Impairment in long-lived assets is tested whenever the circumstances indicate that the carrying value of finite life intangibles may not be recoverable and is measured as the amount by which the asset’s carrying value exceeds fair value. There were no such circumstances in 2005. The Bank’s finite life intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition. Other significant finite life intangible assets include term deposit, loan and mutual fund intangibles resulting from acquisitions. The majority of these finite life intangible assets are amortized to income on a double declining basis over5 to 18 years, based on their estimated useful lives. The Bank does not hold any indefinite life intangibles.

GOODWILL
The changes in the Bank’s carrying value of goodwill, by business segment and in total, are in the table below:

Goodwill by Segment

(millions of Canadian dollars)	Canadian Personal	U.S. Personal
	and Commercial	and Commercial	Wholesale	Wealth
	Banking	Banking	Banking	Management	Total
2005
Carrying value of goodwill at beginning of year	$884	$-	$146	$1,195	$2,225
Goodwill acquired during the year	-	4,642	-	-	4,642
Foreign currency translation adjustments	-	(314)	-	(35)	(349)
Carrying value of goodwill at end of year	$884	$4,328	$146	$1,160	$6,518
2004
Carrying value of goodwill at beginning of year	$841	N/A	$146	$1,276	$2,263
Goodwill acquired during the year	43		-	-	43
Foreign currency translation adjustments	-		-	(81)	(81)
Carrying value of goodwill at end of year	$884		$146	$1,195	$2,225
2003
Carrying value of goodwill at beginning of year	$841	N/A	$526	$1,767	$3,134
Goodwill impairment	-		(350)	(274)	(624)
Foreign currency translation adjustments	-		(30)	(217)	(247)
Carrying value of goodwill at end of year	$841		$146	$1,276	$2,263

During fiscal 2003, the Bank reviewed the value of goodwill assigned to the international reporting unit of the Wealth Management segment and determined that an impairment in value existed in this business. It was determined that the Bank’s ability to profitably operate a global brokerage business had been impacted by declining volumes in the discount brokerage business worldwide. As a result, a goodwill impairment charge of $274 million was recorded to the Consolidated Statement of Income.
During 2003, the Bank reviewed the value of goodwill assigned to the U.S. equity options business in the Wholesale Banking segment and determined that impairment in value existed in this component of business. Consequently, a $350 million goodwill impairment charge was recorded to the Consolidated Statement of Income and a related future income tax asset of $117 million was recorded for a net of tax charge of $233 million.

OTHER INTANGIBLES

The table below presents details of the Bank’s other intangible assets as at October 31:

Other Intangibles1

(millions of Canadian dollars)			2005	2004
	Carrying	Accumulated	Net carrying	Net carrying
	value	amortization	value	value
Core deposit intangible assets	$2,399	$1,445	$954	$777
Other intangible assets	3,959	2,789	1,170	1,367
Total intangible assets	$6,358	$4,234	$2,124	$2,144

1 Future amortization expense for the carrying amount of intangible assets is estimated to be as follows for the next five years: 2006 - $475 million, 2007 - $389 million, 2008 - $325 million, 2009 - $251 million, 2010 - $ 213 million.

82	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

NOTE 6	VARIABLE INTEREST ENTITIES

Variable interest entities (VIEs) are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns, or both.
As of October 31, 2005, the Bank was not considered the primary beneficiary of any significant VIEs. The Bank did hold significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank’s position in these non-consolidated VIEs is discussed below.

MULTI-SELLER CONDUITS

Multi-seller conduits provide liquidity to the Bank’s clients by facilitating investor access to specific portfolios of assets and risks. The Bank may provide credit enhancements, swap facilities or liquidity facilities to the VIEs as well as securities distribution services. Liquidity facilities are only available in the event of a general market disruption and the probability of loss is negligible. The Bank does not provide employees to the VIEs, nor does it have ownership interests in these VIEs. In addition, all fees earned by the Bank in respect of these activities are at market rates.
As of October 31, 2005, the Bank held positions in multi-seller conduits. These multi-sellers held a total of $10 billion in assets as of October 31, 2005. While the probability of loss is negligible, the Bank’s maximum potential exposure to loss from these conduits through sole provision of liquidity facilities available only in the event of a general market disruption was $10 billion as at October 31, 2005.

SINGLE-SELLER CONDUITS

The Bank uses single-seller conduits to enhance its liquidity position, diversify its sources of funding and to optimize the management of its balance sheet. The Bank may use single-seller conduits to securitize residential mortgages, real estate secured personal loans, and commercial mortgages.
As of October 31, 2005, the Bank held positions in a single-seller conduit created in fiscal 2000 with $3 billion of assets. The Bank’s maximum potential exposure to loss for this conduit is $3 billion as of October 31, 2005 (through sole provision of liquidity facilities only available in the event of a general market disruption), however, the probability of loss is negligible.

OTHER FINANCIAL TRANSACTIONS

The Bank sells trading securities to VIEs in conjunction with its balance sheet management strategies. The Bank does not retain effective control over the assets sold. Assets sold under such arrangements at October 31, 2005 amounted to $1 billion. The Bank enters into total return swaps with the sale counterparties in respect of the assets sold. Market risk for all such transactions is tracked and monitored.
The Bank is also involved in collateralized debt obligation vehicles (CDOs). The Bank may serve in the capacity of an underwriter, a third party investor or a derivative counterparty for CDOs. CDOs raise capital by issuing debt securities and use their capital to invest in portfolios of securities and derivatives. Any net income or loss is shared by the CDO’s variable interest holders. As of October 31, 2005 the Bank did not have a significant position in CDOs.
In addition, the Bank offers equity linked notes and credit linked notes to various VIEs and third party clients. As at October 31, 2005, the Bank’s exposure to risk from these transactions was not significant.
The Bank through The Canada Trust Company acts as a trustee for personal and corporate trust. Fees are earned by the Bank for its role as a trustee. These fees are not significant for the Bank.
In addition to the transactions and products above, the Bank also offers other financial products including mutual funds to clients. These financial products are, on occasion, created using a VIE as the issuer or obligor of the financial products. The Bank may provide certain administrative services and other financial products to the VIEs in exchange for market rate compensation. The Bank’s position for these transactions is not considered to be significant.

NOTE 7	LAND, BUILDINGS AND EQUIPMENT

Buildings, equipment, leasehold improvements and land are recorded on the Consolidated Balance Sheet. Buildings, equipment and leasehold improvements are reported at cost less accumulated depreciation. Land is reported at cost. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. Gains and losses on disposal are included in other income in the Consolidated Statement of Income. When land, building and equipment are no longer in use or considered impaired they are written down to their net recoverable amount. Depreciation methods and rates by asset category are as follows:

Asset	Depreciation rate and method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	3 to 7 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	estimated useful life, straight-line

There was no impairment of the Bank’s land, buildings and equipment during the year.

(millions of Canadian dollars)	2005			2004
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Land	$180	$-	$180	$139
Buildings	668	310	358	240
Computer equipment and software	1,144	662	482	387
Furniture, fixtures and other equipment	866	490	376	257
Leasehold improvements	738	333	405	307
Total	$3,596	$1,795	$1,801	$1,330

Accumulated depreciation at the end of 2004 was $1,286 million. Depreciation expense for buildings and equipment amounted to $322 million for 2005 (2004 - $294 million; 2003 - $318 million).

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	83

NOTE 8	DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts, some of which earn interest.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2005 were $81 million (2004 - $70 million).

Deposits by Type

(millions of Canadian dollars)				2005	2004
	Demand	Notice	Term	Total	Total
Personal	$18,771	$54,270	$58,742	$131,783	$111,360
Banks	2,663	55	8,787	11,505	11,459
Business and government	18,063	23,795	61,835	103,693	84,074
Total	$39,497	$78,120	$129,364	$246,981	$206,893
Non-interest-bearing deposits included above
In domestic offices				$6,459	$6,121
In foreign offices				3,067	3
Interest-bearing deposits included above
In domestic offices				162,640	148,756
In foreign offices				73,577	51,306
U.S. federal funds deposited				1,238	707
Total				$246,981	$206,893

Term Deposits

(millions of Canadian dollars)							2005	2004
	Within	1 to 2	2 to 3	3 to 4	4 to 5	Over 5
	1 year	years	years	years	years	years	Total	Total
Personal	$13,835	$23,441	$4,594	$1,695	$15,089	$88	$58,742	$51,919
Banks	8,233	49	45	222	21	217	8,787	10,816
Business and government	50,287	1,434	801	839	6,155	2,319	61,835	52,275
Total	$72,355	$24,924	$5,440	$2,756	$21,265	$2,624	$129,364	$115,010

NOTE 9	OTHER ASSETS

(millions of Canadian dollars)	2005	2004
Amounts receivable from brokers, dealers and clients	$7,484	$7,725
Accrued interest	1,199	1,452
Accounts receivable, prepaid expenses and other items	4,692	2,311
Insurance related assets, excluding investments	1,014	1,037
Prepaid pension expense	606	469
Total	$14,995	$12,994

NOTE 10	OTHER LIABILITIES

(millions of Canadian dollars)	2005	2004
Amounts payable to brokers, dealers and clients	$6,677	$6,815
Accrued interest	1,867	1,532
Accounts payable, accrued expenses and other items	3,740	3,853
Insurance related liabilities	2,681	2,374
Accrued benefit liability	503	515
Accrued salaries and employee benefits	1,089	629
Cheques and other items in transit	1,988	647
Total	$18,545	$16,365

NOTE 11	SUBORDINATED NOTES AND DEBENTURES

The notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. In some cases, the Bank has entered into interest rate options, interest rate swaps and currency swaps to modify the related interest rate and foreign currency risks. All redemptions, cancellations, exchanges and modifications of subordinated debentures are subject to the consent and approval of the Superintendent of Financial Institutions Canada.

84	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

Subordinated Notes and Debentures

(millions of Canadian dollars)
Maturity date	Interest rate (%)	Earliest redemption date	Foreign currency amount	2005	2004
January 2004 to September 2007	Various[1]	-		$4	$8
August 2008[3]	6.50	-	US$ 149 million	-	182
October 2008[3]	6.15	-	US$ 146 million	-	178
November 2008[3]	6.13	-	US$ 100 million	-	122
January 2009[3]	6.45	-	US$ 149 million	-	181
April 2010[5]	6.60	April 2005		-	741
December 2010[2]	8.40	December 2005		150	148
June 2011[4]	7.63	-	US$ 200 million	232	-
July 2011	6.00	July 2006		796	798
July 2012	6.55	July 2007		500	494
September 2012	5.20	September 2007		547	550
September 2013	4.54	September 2008		984	1,004
August 2014	10.05	-		149	149
June 2018	5.69	June 2013		900	893
September 2022[4]	4.64	September 2017		270	-
May 2025	9.15	-		196	196
February 2027[4]	9.06	February 2017	US$ 65 million	75	-
May 2027[4]	10.52	May 2017	US$ 31 million	36	-
July 2030[4]	11.30	July 2020	US$ 13 million	15	-
October 2030[4]	10.88	October 2010	US$ 28 million	33	-
February 2031[4]	10.20	February 2021	US$ 4 million	5	-
July 2031[4]	7.27	July 2011	US$ 5 million	6	-
April 2032[4]	8.00	April 2007	US$ 206 million	240	-
				$5,138	$5,644

1    Interest is payable at various rates, from 0% to 2.95%.
2    On October 27, 2005 the Bank announced the intention to redeem on December 1, 2005 all the 8.4% subordinated debentures due December 2010.
3    On October 31, 2005 the Bank converted 4 subordinated debentures into notes which are not subordinated to claims of depositors and other creditors.
4    Obligation of a subsidiary.
5    Redeemed on April 14, 2005.

REPAYMENT SCHEDULE

The aggregate maturities of the Bank’s subordinated notes and debentures are as follows:

(millions of Canadian dollars)	2005	2004
Within 1 year	$153	$5
Over 1 to 2 years	1	3
Over 3 to 4 years	-	360
Over 4 to 5 years	-	303
Over 5 years	4,984	4,973
Total	$5,138	$5,644

NOTE 12	LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

As of November 1, 2004, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) amendments to the accounting standard on financial instruments - disclosure and presentation on a retroactive basis with restatement of prior period comparatives. As a result of these amendments, the Bank reclassified into liabilities on the Consolidated Balance Sheet existing preferred shares totaling $1,310 million and certain capital trust structures totaling $900 million, as at October 31, 2004. Dividends and yield distributions on these instruments have been reclassified to interest expense on our Consolidated Statement of Income.

Restatement of Net Interest Income

(millions of Canadian dollars)	2005	2004	2003
Net interest income - prior to restatement	$6,155	$5,943	$5,616
Less:Preferred dividends	79	78	87
Non-controlling interest in innovative capital structures	68	92	92
Total	$6,008	$5,773	$5,437

Liabilities

(millions of Canadian dollars)	2005	2004
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 16 Series I	$-	$-
Class A - 16,384 Series J	-	410
Class A - 14,000 Series M	350	350
Class A - 8,000 Series N	200	200
	550	960
Preferred shares issued by TD Mortgage
Investment Corporation (thousands of shares): 350 non-cumulative preferred shares, Series A	345	350
Total Preferred shares	895	1,310
Capital Trust Securities
Trust units issued by TD Capital Trust 900,000 Capital Trust Securities - Series 2009	900	900
Trust units issued by TD Capital Trust II 350,000 Capital Trust Securities - Series 2012	-	350
Total Capital Trust Securities	900	1,250
Total Preferred Shares and Capital Trust Securities	$1,795	$2,560

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	85

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

Class A First Preferred Shares, Series G
On May 1, 2003, the Bank redeemed all the 7 million outstanding Class A First Preferred Shares, Series G at the price of US$25 per share.

Class A First Preferred Shares, Series H
On May 3, 2004, the Bank redeemed all outstanding Class A First Preferred Shares, Series H at the price of $25.00 per share together with declared and unpaid interest of $.014589 per share for the three day period ended May 3, 2004.

Class A First Preferred Shares, Series I
On or after November 1, 2004, the Bank has the option of redeeming the outstanding Series I shares for $6.25 per share together with declared and unpaid interest to the date of redemption.

Class A First Preferred Shares, Series J
On October 31, 2005 the Bank redeemed all 16 million Class A First Preferred Shares Series J at the price of $25.80 per share.

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
On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series M shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with the unpaid interest to the date of redemption.
On or after April 30, 2009, the Bank may convert the outstanding Series M shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share together with any declared and unpaid interest to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.
On or after October 31, 2013, each Series M share may, at the option of the holder, be converted quarterly into common shares as described above.
By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid interest to the date of conversion.

Class A First Preferred Shares, Series N
On April 30, 2003, the Bank issued 8 million Series N shares for gross cash consideration of $200 million.
        On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series N shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with unpaid interest to the date of redemption.
On or after April 30, 2009, the Bank may convert the outstanding Series N shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share together with any declared and unpaid interest to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.
On or after January 31, 2014, each Series N share may, at the option of the holder, be converted quarterly into common shares as described above.
By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid interest to the date of conversion.

TD MORTGAGE INVESTMENT CORPORATION PREFERRED SHARES, SERIES A
Semi-annually, on or after October 31, 2007, TD Mortgage Investment Corporation (TDMIC) has the option of redeeming the outstanding Series A shares for $1,000.00 per share.
Semi-annually, on or after October 31, 2007, the Bank may exchange the outstanding Series A shares in whole into common shares of the Bank, determined by dividing $1,000.00 plus the declared and unpaid interest to the date of exchange by 95% of the average trading price of such common shares at that time.
Semi-annually, on or after October 31, 2007, each Series A share may, at the option of the holder, be exchanged into common shares of the Bank, determined by dividing $1,000.00 plus the declared and unpaid interest to the date of exchange by the greater of $1.00 and 95% of the average trading price of such common shares at that time.
By giving at least two business days of notice prior to the date of exchange to all holders who have given an exchange notice, TDMIC may redeem or the Bank may find substitute purchasers at the purchase price of $1,000.00 plus the declared and unpaid interest to the date of conversion.
Each Series A share may be automatically exchanged into one preferred share of the Bank without consent of the holder in the following specific circumstances: (a) TDMIC fails to pay interest on the Series A shares; (b) the Bank fails to pay interest on all of its non-cumulative preferred shares; (c) proceedings are commenced for the winding-up of the Bank; (d) the Superintendent of Financial Institutions Canada takes control of the Bank; (e) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (f) the Bank or TDMIC has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

Interest Distributions on Preferred Shares

(per share)	Distribution frequency	Interest rate
Series G (redeemed 2003)	Quarterly	US$ .33750
Series H (redeemed 2004)	Quarterly	$ .44375
Series I	Quarterly	$ .01000
Series J (redeemed 2005)	Quarterly	$ .31875
Series K (redeemed 2003)	Quarterly	.45940
Series L (redeemed 2003)	Quarterly	US$ .40000
Series M	Quarterly	$ .29375
Series N	Quarterly	$ .28750
TDMIC, Series A	Semi-annually	$ 32.30

TD CAPITAL TRUST SECURITIES - SERIES 2009

The TD Capital Trust Securities (TD CaTS) are issued by TD Capital Trust, whose voting securities are owned 100% by the Bank. Holders of TD CaTS are eligible to receive semi-annual non-cumulative fixed cash distributions of $38 per each TD CaTS. Should the trust fail to pay the semi-annual distributions in full, the Bank’s ability to declare dividends and interest distributions on Bank common and preferred shares would be restricted.
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

86	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

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
Each TD CaTS may be automatically exchanged into one Noncumulative Class A Redeemable First Preferred Share, Series A1 of the Bank without consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.
The distribution rate on the trust securities is 7.60% per annum. The Bank has not issued any non-cumulative Class A Redeemable First Preferred Share, Series A1 as at October 31, 2005. If issued, these shares would have a dividend rate of 7.6%.

TD CAPITAL TRUST SECURITIES - SERIES 2012

As of November 1, 2004, the Bank prospectively adopted the CICA Accounting Guideline on the consolidation of variable interest entities (VIEs). The primary impact of adopting the revised guideline is that the Bank no longer consolidates the capital structure TD Capital Trust II Securities of $350 million. For regulatory capital purposes, the Bank’s innovative capital structures have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank’s capital ratios are unaffected. As a result of the deconsolidation, the senior deposit note of the same amount that was issued to the trust is no longer considered inter-company and is reflected in deposits on our Consolidated Balance Sheet in 2005.
The TD Capital Trust Securities (TD CaTS II) are issued by TD Capital Trust II, whose voting securities are owned 100% by the Bank. Holders of TD CaTS II are eligible to receive semiannual non-cumulative fixed cash distributions of $33.96 per TD CaTS II. Should the trust fail to pay the semi-annual distributions in full, the Bank’s ability to declare dividends on Bank common and preferred shares would be restricted. The proceeds from the issuance were invested in Bank deposits. Between December 31, 2007 and December 31, 2012, the trust has the option of redeeming the outstanding TD CaTS II for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2012 at that time plus .38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the trust prior to December 31, 2012, the trust may redeem the outstanding TD CaTS II for a redemption price as calculated above. On or after December 31, 2012, the redemption price would be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

NOTE 13	SHARE CAPITAL

COMMON SHARES

The Bank is authorized by the shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by us on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)	2005		2004		2003
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
Common:
Balance at beginning of year	655.9	$3,373	656.3	$3,179	645.4	$2,846
Issued on exercise of options	4.3	125	4.4	99	2.9	47
Issued as a result of dividend reinvestment plan	7.3	380	3.8	174	8.0	286
Impact of shares (acquired) sold in Wholesale Banking	-	6	(1.0)	(41)	-	-
Issued on the acquisition of TD Banknorth	44.3	1,988	-	-	-	-
Purchased for cancellation	-	-	(7.6)	(38)	-	-
Balance at end of year	711.8	$5,872	655.9	$3,373	656.3	$3,179

PREFERRED SHARES

On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O shares for gross cash consideration of $425 million, which will be classified as equity on the Consolidated Statement of Changes in Shareholders’ Equity and qualify as Tier 1 capital. On or after November 1, 2010, the Bank may redeem all, or from time to time, part of the outstanding Series O shares by payment in cash of $26.00 per share if redeemed prior to October 30, 2011; $25.75 if redeemed on or after October 30, 2011 and prior to October 30, 2012; $25.50 if redeemed on or after October 30, 2012 and prior to October 30, 2013; $25.25 if redeemed on or after October 30, 2013 and prior to October 30, 2014; and $25.00 if redeemed thereafter together with the unpaid dividends to the date of redemption.

NORMAL COURSE ISSUER BID

On February 24, 2005, the Bank renewed a normal course issuer bid, effective for up to one year, to repurchase for cancellation up to 14 million common shares, representing approximately 2.1% of the Bank’s outstanding common shares. No common shares were repurchased under this program during fiscal 2005. During fiscal 2004, 7.6 million common shares were repurchased at a cost of $350 million.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment with a discount range of 0% to 5% at the Bank’s discretion or from the open market at market price. During the year, a total of 7.3 million common shares have been issued from the Bank’s treasury at a discount of 1% under the dividend reinvestment plan. In 2004, 3.4 million common shares were issued from the Bank’s treasury at a discount of 1% of the average market price and .4 million shares at no discount.

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

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	87

on the Bank’s ability to pay dividends and interest distributions on common and preferred shares which assesses the ongoing maintenance by the Bank of satisfactory regulatory capital and liquidity. The Bank does not anticipate that these conditions will restrict it from paying dividends in the normal course of business.
The Bank is also restricted from paying dividends in the event that either TD Capital Trust or TD Capital Trust II fails to pay semi-annual distributions in full to holders of TD Capital Trust Securities. In addition, the ability to pay dividends on its common shares without the approval of the holders of the outstanding preferred shares is restricted unless all interest distributions and dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of interest on preferred shares or dividends on common shares.

NOTE 14	STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. As of November 1, 2002, the Bank adopted the accounting standard on stock-based compensation and has elected to adopt on a prospective basis the fair value method of accounting for all stock option awards. Under this method the Bank recognizes a com-pensation expense based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense is recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002. As of October 31, 2005,11.6 million stock options remained unexercised.

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees and non-employee directors. The Bank does not grant stock options to members of the Board of Directors. Under the employee plan, options on common shares are periodically grant-ed to eligible employees of the Bank for terms of 7 years (effective December 11, 2003) and vesting over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 14.3 million common shares have been reserved for future issuance (2004 - 16.4 million, 2003 - 18.5 million). The outstanding options expire on various dates to March 2013. A summary of the Bank’s stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
(millions of shares)	2005	price	2004	price	2003	price
Number outstanding, beginning of year	22.1	$35.21	24.4	$32.28	23.9	$30.35
Granted	2.2	49.41	2.4	40.95	4.0	33.42
Exercised	(4.3)	28.95	(4.4)	22.12	(2.9)	16.25
Forfeited/cancelled	(.1)	38.46	(.3)	37.79	(.6)	40.00
Number outstanding, end of year	19.9	$38.08	22.1	$35.21	24.4	$32.28
Exercisable, end of year	13.2	$36.30	14.1	$33.44	14.8	$28.87

The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2005

Range of Exercise Prices

			Options outstanding		Options exercisable
		Weighted
	Number outstanding	average remaining	Weighted average	Number exercisable	Weighted average
	(millions of shares)	contractual life (years)	exercise price	(millions of shares)	exercise price
$10.13 - $11.81	.1	1.00	$11.81	.1	$11.81
$17.45 - $25.43	1.5	2.77	23.63	1.5	23.63
$29.80 - $40.43	7.4	5.50	34.33	5.5	34.61
$40.92 - $44.30	8.7	5.45	41.23	6.1	41.34
$49.40 - $55.90	2.2	6.00	49.41	-	-

The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 3.7% (2004 - 4.10%, 2003 - 4.29%), (ii) expected option life of 5.3 years (2004 - 5 years, 2003 - 5.5 years), (iii) expected volatility of 25.7% (2004 -27.6%, 2003 - 27.7%), and (iv) expected dividend yield of 2.84% (2004 - 2.93%, 2003 - 3.37%). During the year, 2.2 million (2004 - 2.4 million, 2003 - 4.1 million) of options were granted with a weighted average fair value of $10.64 per option (2004 - $9.37 per option, 2003 - $7.60 per option).
TD Banknorth also maintains various stock option plans for key employees and non-employee directors. Under the TD Banknorth plans, options are periodically granted to eligible employees of TD Banknorth. The options provide holders with the right to purchase common shares of TD Banknorth Inc. at a fixed price. Activity for all stock option plans during the seven months ended September 30, 2005 is summarized below:

TD Banknorth Stock Option Activity

		Weighted average
(millions of shares)	2005	exercise price
Number outstanding, beginning of year	6.3	$28.36
Granted	2.2	36.31
Exercised	(.4)	29.11
Forfeited/cancelled	(.1)	35.95
Number outstanding, end of year	8.0	$30.38
Exercisable, end of year	5.0	$28.14

During fiscal 2005, the Bank recognized compensation expense in the Consolidated Statement of Income of $20 million (2004 -$11 million, 2003 - $9 million) for the stock option awards granted.

88	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

OTHER STOCK-BASED COMPENSATION PLANS

In addition, the Bank operates restricted share unit plans which are offered to certain employees of the Bank. Under these plans participants are granted restricted share units equivalent to the Bank’s common shares that generally vest over three to four years. A liability is accrued by the Bank related to the restricted share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the restricted share units. The number of Bank restricted share units under these plans at October 31, 2005 is 11 million (2004 - 7.9 million; 2003 - 5.1 million).
The Bank also offers deferred share unit plans to eligible executives and non-employee directors. Under these plans a portion of the participant’s annual incentive award may be deferred as share units equivalent to the Bank’s common stock. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants.
A senior executive deferred share unit plan is offered to eligible executives of the Bank. As at October 31, 2005, a total of 2.1 million deferred share units were outstanding (2004 - 1.8 million; 2003 - 1.4 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of restricted share units and deferred share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2005, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $113 million (2004 - $93 million; 2003 - $63 million).
In addition, TD Banknorth and its subsidiaries maintain 401(k) plans covering substantially all permanent employees; an employee stock purchase plan that is available to employees with one year of service; restricted stock plans for non-employee directors and incentive plans covering all full and part-time employees other than executive officers.

EMPLOYEE SAVINGS PLAN

The Bank also operates a share purchase plan available to employees. Under the Bank’s Employee Savings Plan (ESP), employees may contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of the Bank’s common shares. The Bank matches 50% of the employee contribution amount. The Bank’s contributions vest once the employee has completed two years of continuous service with the Bank. For the year ended October 31, 2005, the Bank’s contributions totaled $36 million (2004 - $33 million; 2003 - $32 million). As at October 31, 2005, an aggregate of 5.9 million common shares were held under the ESP (2004 - 5.4 million; 2003 - 5.2 million). The shares in the ESP are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on Bank common shares held by the ESP are used to purchase additional common shares for the ESP in the open market.

NOTE 15	EMPLOYEE FUTURE BENEFITS

The Bank’s principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank, is a defined benefit plan for which membership is voluntary. Benefits under the plan are determined based upon the length of service and the final five year average salaries of the employees. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both defined benefit plans is provided by contributions from the Bank and members of the plans. In addition, the Bank maintains other partially funded benefit plans for eligible employees. Related retirement benefits are paid from the Bank’s assets and contributions.
The Bank also provides certain post-retirement benefits, post-employment benefits, compensated absence and termination benefits for its employees (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank at certain retirement ages. Some retirees may be required to pay a portion of the cost of their benefits. Employees eligible for the post-employment benefits are those on disability and maternity leave.
For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are prepared at least every three years (and extrapolated in the interim) to determine the present value of the accrued benefits liability. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of investment returns on the plan’s assets, compensation increases, retirement ages of employees and estimated health care costs. The discount rate used to value liabilities is based on long term corporate AA bond yields as of the valuation date. The expense includes the cost of benefits for the current year’s service, interest expense on liabilities, expected income on plan assets based on fair market values and the amortization of plan amendments on a straight-line basis over the expected average remaining service life of the employee group (expected average remaining period to full eligibility for non-pension post-retirement benefits). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair market value of plan assets is also amortized over the expected average remaining service life of the employee group. The expected average remaining service life of active employees of the Bank’s principal pension plan and the principal non-pension post-retirement benefit plans is 10 years and 17 years respectively. The expected average remaining period to full eligibility for the principal non-pension post-retirement plans is 13 years. The cumulative difference between expense and funding contributions is reported on the Consolidated Balance Sheet in other assets or other liabilities.
For the defined contribution plans, annual pension expense is equal to the Bank’s contributions to the plan.

PENSION BENEFIT PLAN

The Bank’s principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank, is a defined benefit plan funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.
The table on the following page presents the financial position of the Bank’s principal pension plan. The pension plan assets and obligations are measured as at July 31.
The Bank’s contributions to the principal pension plan during fiscal 2005 were $57 million. These contributions were made in accordance with the actuarial valuation report for funding purposes as at October 31, 2004. The next valuation for funding purposes must be as of a date no later than October 31, 2007.
To develop the expected long term rate of return on assets assumption for the Bank’s principal pension plan, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the fund. This resulted in the selection of a long term rate of return on assets assumption of 6.75%.
The effect of a one percentage point increase or decrease in the expected return on assets assumption on the 2005 pension expense would be a $16 million decrease or increase, respectively.
The Bank’s principal pension plan weighted average asset allocations at July 31, by asset category are as follows:

Asset Allocation

Security	2005	2004	2003
Equity	60%	56%	52%
Debt	39	43	48
Cash equivalents	1	1	-
Total	100%	100%	100%

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	89

For 2005 the Bank’s principal pension plan’s net assets included funded investments in the Bank and its affiliates which had a market value of $6 million (2004 - $3 million; 2003 - $65 million).
The investments of the Bank’s principal pension plan are managed utilizing a balanced approach with the primary objective of achieving a real rate of return of 3%. Accordingly, the allowable asset mix range are detailed in the following table:

Asset Mix

Security	Acceptable range
Equity	50%-65%
Debt	33%-48%
Cash equivalents	0%-4%

The investment policy for the Bank’s principal pension plan is detailed below. The plan was in compliance with its investment policy throughout the year.
Futures contracts and options can be utilized provided they do not create additional financial leverage for the plans. Substantially, all assets must have readily ascertainable market values.
The equity portfolio will be generally fully invested and broadly diversified primarily in medium to large capitalization quality companies with no individual holdings exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.
Debt investments of a non-government entity must not exceed 10% of the total debt portfolio. Corporate debt issues generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio.

Plan Benefit Obligations, Assets and Funded Status

(millions of Canadian dollars)	2005	2004	2003
Accumulated benefit obligation at end of period	$1,810	$1,446	$1,331
Change in projected benefit obligation
Projected benefit obligation at beginning of period	1,535	1,418	1,271
Service cost - benefits earned	46	38	31
Interest cost on projected benefit obligation	101	94	90
Members’ contributions	26	26	25
Benefits paid	(93)	(95)	(92)
Actuarial (gains) losses	(9)	2	7
Change in actuarial assumptions	318	44	86
Plan amendments	54	8	-
Projected benefit obligation at end of period	1,978	1,535	1,418
Change in plan assets
Plan assets at fair market value at beginning of period	1,650	1,507	1,164
Actual income on plan assets	78	61	55
Gain on disposal of investments	286	204	80
Members’ contributions	26	26	25
Employer’s contributions	64	46	291
Decrease in unrealized gains on investments	(95)	(86)	(11)
Benefits paid	(93)	(95)	(92)
General and administrative expenses	(9)	(14)	(9)
Other	-	1	4
Plan assets at fair market value at end of period	1,907	1,650	1,507
Excess (deficit) of plan assets over projected benefit obligation	(71)	115	89
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	416	265	299
Unrecognized prior service costs	62	14	7
Employer’s contributions	15	22	13
Prepaid pension expense	$422	$416	$408
Annual expense
Net pension expense includes the following components:
Service cost - benefits earned	$46	$38	$31
Interest cost on projected benefit obligation	101	94	90
Actual return on plan assets	(260)	(165)	(115)
Actuarial losses	309	46	93
Plan amendments	54	8	-
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	149	64	30
Actuarial gains[2]	(300)	(31)	(80)
Plan amendments[3]	(48)	(7)	1
Pension expense	$51	$47	$50
Actuarial assumptions used to determine the annual expense
Weighted average discount rate for projected benefit obligation	6.40%	6.50%	7.00%
Weighted average rate of compensation increase	3.50	3.50	3.50
Weighted average expected long term rate of return on plan assets[4]	6.75	6.75	6.75
Actuarial assumptions used to determine the benefit obligation at end of period
Weighted average discount rate for projected benefit obligation	5.20%	6.40%	6.50%
Weighted average rate of compensation increase	3.50	3.50	3.50
Weighted average expected long term rate of return on plan assets[4]	6.75	6.75	6.75

1    Includes expected return on plan assets of $111 million (2004 - $101 million; 2003 - $85 million) less actual return on plan assets of $260 million (2004 - $165 million; 2003 - $115 million).
2    Includes loss recognized in fiscal 2005 of $9 million (2004 - $15 million; 2003 - $13 million) less actuarial losses on projected benefit obligation in the year of $309 million (2004 - $46 million; 2003 - $93 million).
3    Includes amortization of costs for plan amendments in fiscal 2005 of $6 million (2004 - $1 million; 2003 - $1 million) less actual cost of plan amendments in the year of $54 million (2004 - 8 million; 2003 - nil).
4    Net of fees and expenses.

90	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

OTHER PENSION PLANS

CT Pension Plan
As a result of the acquisition of CT, the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Bank’s principal pension plan. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. The following table presents the financial position of the defined benefit portion of CT’s plan. The pension plan assets and obligations are measured as at July 31.

CT Pension Plan Obligations and Assets

(millions of Canadian dollars)	2005	2004	2003
Projected benefit obligation at end of period	$352	$308	$307
Plan assets at fair market value at end of period	365	308	309
Prepaid pension expense	79	53	54
Pension expense	5	4	3

TD Banknorth Pension Plan
TD Banknorth has a noncontributory defined benefit retirement plan covering most permanent, full-time employees.
Supplemental retirement plans have also been adopted for certain key officers. In addition, TD Banknorth and its subsidiaries sponsor limited post-retirement benefit programs which provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements.
           The following tables presents the financial position of the defined benefit portion of TD Banknorth’s pension plan. The plan assets and obligations are measured as at December 31, 2004.

TD Banknorth Plan Obligations and Assets

(millions of Canadian dollars)	2005	2004	2003
Projected benefit obligation at end of period	$278	N/A	N/A
Plan assets at fair market value at end of period	307
Prepaid pension expense	112
Pension expense[1]	5

1    Pension expense for the seven months ended September 30, 2005.

Supplemental Employee Retirement Plans
The following table presents the financial position of the Bank’s largest other benefit plans. These plans are supplemental employee retirement plans which are partially funded for eligible employees. The benefit plans assets and obligations are measured as at July 31.

(millions of Canadian dollars)	2005	2004	2003
Projected benefit obligation at end of period	$328	$289	$267
Plan assets at fair market value at end of period	5	9	11
Accrued benefit liability	226	205	187
Pension expense	29	28	25

Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

Amounts Recognized in the Consolidated Balance Sheet

(millions of Canadian dollars)	2005	2004
Other Assets
CT Pension Defined Benefit Plan	$79	$53
Principal Pension Plan	422	416
TD Banknorth Defined Benefit Plan and others-net	105	-
Prepaid pension expense	606	469
Other Liabilities
Non-Pension Post Retirement Benefit Plan	277	252
Supplemental Employee Retirement Plan	226	205
Other employee future benefits	-	58
Accrued benefit liability	503	515
Net amount recognized as at October 31	$103	$(46)

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	91

NON-PENSION POST-RETIREMENT BENEFIT PLANS

In addition to the Bank’s pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The table below presents the financial position of the Bank’s principal non-pension post-retirement benefit plans. The principal non-pension post-retirement plan obligations are measured as at July 31.

Other Post-retirement Obligations

(millions of Canadian dollars)	2005	2004	2003
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$302	$268	$220
Service cost - benefits earned	10	9	8
Interest cost on projected benefit obligation	20	19	16
Benefits paid	(7)	(8)	(5)
Actuarial losses	111	14	29
Projected benefit obligation at end of period	436	302	268
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	157	48	34
Employer’s contributions	2	2	1
Accrued benefit liability	$277	$252	$233
Annual expense
Net non-pension post-retirement benefit expense includes the following components:
Service cost - benefits earned	$10	$9	$8
Interest cost on projected benefit obligation	20	19	16
Actuarial losses	111	14	29
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial gains[1]	(110)	(14)	(29)
Non-pension post-retirement benefit expense	$31	$28	$24
Actuarial assumptions used to determine the annual expense
Weighted average discount rate for projected benefit obligation	6.60%	6.75%	7.00%
Weighted average rate of compensation increase	3.50	3.50	3.50
Actuarial assumptions used to determine the benefit obligation at end of period
Weighted average discount rate for projected benefit obligation	5.30%	6.60%	6.75%
Weighted average rate of compensation increase	3.50	3.50	3.50

1    Includes loss recognized in fiscal 2005 of $1 million (2004 - nil; 2003 - nil) less actuarial gains on projected benefit obligation in the year of $110 million (2004 - $14 million; 2003 - $29 million).

The assumed health care cost increase rate for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plans is 7.5%. The rate is assumed to decrease gradually to 4.7% by the year 2014 and remain at that level thereafter.

For 2005, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the benefit expense is a $6 million increase and a $4 million decrease, respectively, and on the benefit obligation, a $97 million increase and a $76 million decrease, respectively.

CASH FLOWS

The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Pension Plan Contributions

(millions of Canadian dollars)	2005	2004	2003
Principal pension plan	$57	$55	$152
CT Defined Benefit Pension Plan	31	2	40
Supplemental employee retirement plans	8	8	8
Non-pension post-retirement benefit plans	7	8	7
Total	$103	$73	$207

Estimated Contributions
In 2006, the Bank or its subsidiaries expect to contribute $57 million to the principal pension plan, $3 million to the CT Defined Benefit Pension Plan, $32 million to the TD Banknorth Defined Benefit Pension Plan, $8 million to the Bank’s supplemental employee retirement plans and $11 million for the principal non-pension post-retirement benefit plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.

Estimated Future Benefit Payments
Estimated future benefit payments under the Bank’s principal pension plan are $104 million for 2006; $104 million for 2007; $104 million for 2008; $104 million for 2009; $105 million for 2010; $554 million for 2011 to 2015.
Estimated future benefit payments under the principal non-pension post-retirement benefit plans are $11 million for 2006; $11 million for 2007; $12 million for 2008; $13 million for 2009; $14 million for 2010; $89 million for 2011 to 2015.

92	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

NOTE 16	INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance when it is less likely that all of the future tax assets recognized will be realized prior to their expiration.
Included in the 2005 total provision for income taxes on the Consolidated Statement of Income is approximately $138 million relating to TD Waterhouse. Internal steps have been taken to reorganize the TD Waterhouse group of companies to allow the Bank to proceed with its transaction with Ameritrade(see Note 23). These steps have been essentially completed in fiscal 2005.

Provision for Income Taxes

(millions of Canadian dollars)	2005	2004	2003
Provision for (benefit of) income taxes - Consolidated Statement of Income
Current income taxes	$960	$675	$392
Future income taxes	(261)	128	(70)
	699	803	322
Provision for (benefit of) income taxes - Consolidated Balance Sheet
Current income taxes	96[1]	399	481
Future income taxes	-	-	(4)
	96	399	477
Total	$795	$1,202	$799
Current income taxes
Federal	$454	$586	$582
Provincial	230	289	229
Foreign	372	199	62
	1,056	1,074	873
Future income taxes
Federal	(220)	62	(56)
Provincial	(105)	35	(16)
Foreign	64	31	(2)
	(261)	128	(74)
Total	$795	$1,202	$799

1
Includes current income tax expenses provided through the Consolidated Balance Sheet at October 31, 2005 of $141 million recorded through the foreign currency translation adjustments. Also a benefit of $45 million for the TD Banknorth currency hedging loss is recorded in goodwill.

Indicated below are the statutory income tax rates and income taxes reconciled to the effective income tax rates and provisions for income taxes that we have recorded in the Consolidated Statement of Income.

Reconciliation to Statutory Tax Rate

(millions of Canadian dollars)	2005		2004		2003
Income taxes at Canadian statutory income tax rate	$1,072	35.0%	$1,065	35.1%	$477	36.4%
Increase (decrease) resulting from:
Goodwill impairment	-	-	-	-	114	8.7
Dividends received	(232)	(7.6)	(205)	(6.8)	(179)	(13.7)
Rate differentials on international operations	(215)	(7.0)	(215)	(7.1)	(146)	(11.1)
Internal restructuring	163	5.3	8.2		-	-
Future federal and provincial tax rate increases (reductions)	-	-	52	1.7	(3)	(.2)
Federal large corporations tax	9.3		12.4		13	1.0
Other - net	(98)	(3.2)	86	2.9	46	3.5
Provision for income taxes and effective income tax rate	$699	22.8%	$803	26.4%	$322	24.6%

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	93

The net future tax asset which is reported in other assets is comprised of:

Net Future Tax Asset

(millions of Canadian dollars)	2005	2004
Future income tax assets
Allowance for credit losses	$333	$339
Premises and equipment	251	267
Deferred income	20	28
Securities	201	185
Goodwill	85	109
Employee benefits	361	170
Other	382	275
Total future income tax assets	1,633	1,373
Valuation allowance	(58)	(68)
Future income tax assets	1,575	1,305
Future income tax liabilities
Intangible assets	(711)	(701)
Employee benefits	(146)	(144)
Other	(198)	(202)
Future income tax liabilities	(1,055)	(1,047)
Net future income tax asset[1]	$520	$258

1
Included in the October 31, 2005 net future income tax asset are future income tax assets (liabilities) of $254 million (2004 - $(72) million) in Canada, $247 million (2004 - $277 million) in the United States and $ 19 million (2004 - $53 million) in International jurisdictions.

Earnings of certain subsidiaries would be taxed only upon repatriation. The Bank has not recognized a future income tax liability for these undistributed earnings since it does not currently plan to repatriate them. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated taxes payable would be $264 million at October 31, 2005 (2004 - $186 million).

NOTE 17	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables present the fair value of both on and off balance sheet financial instruments, based on the valuation approach set out below. Fair value represents the Bank’s estimate of the price at which a financial instrument could be exchanged in an arm’s length transaction between willing parties. Fair value is subjective in nature, requiring a variety of valuation techniques and assumptions. The values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise the Bank’s business. All fair value amounts represent point-in-time estimates that may change subject to market conditions. The Bank calculates fair values based on the following methods of valuation and assumptions:
           For certain assets and liabilities which are short term in nature or contain variable rate features, fair value is considered to be equal to carrying value. These items are not listed below.
        The estimated fair value of securities, both trading and investment, is considered to be the estimated market values reported in Note 2.
        The estimated fair value of loans reflects changes in interest rates which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to equal carrying value. The fair value of credit derivatives is disclosed separately.
        The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms. For deposits with no defined maturities, the Bank considers fair value to equal cash value based on book value being the equivalent to the amount payable on the reporting date.
        The estimated fair value of the subordinated notes and debentures is determined by reference to quoted market prices.

Financial Assets and Liabilities

(millions of Canadian dollars)	2005		2004
	Carrying	Estimated	Carrying	Estimated
Consolidated Balance Sheet	value	fair value	value	fair value
Assets
Securities	$108,096	$108,883	$98,280	$98,828
Loans	152,243	152,359	123,924	124,224
Liabilities
Deposits	246,981	247,009	206,893	207,198
Subordinated notes and debentures	5,138	5,497	5,644	5,920

94	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

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

Fair value is determined using the midpoint between quoted market prices whenever possible. The market value of over the counter trading derivatives is estimated using well established models but is recorded net of valuation adjustments which recognize the need to cover market, liquidity, model and credit risks not appropriately captured by the models. If the model includes inputs that are not observable in the market, inception gains and losses associated with these contracts are deferred and recognized as the input becomes observable.

Fair Value of Derivative Financial Instruments (See also Note 19)

(millions of Canadian dollars)	2005				2004
	Average fair value for the year[1]		Year end fair value		Year end fair value
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes:
Interest rate contracts
Forward rate agreements	$34	$40	$28	$19	$33	$51
Swaps	14,521	15,081	11,683	12,032	13,563	13,990
Options written	-	1,556	-	1,567	-	1,196
Options purchased	1,018	-	1,014	-	798	-
Total interest rate contracts	15,573	16,677	12,725	13,618	14,394	15,237
Foreign exchange contracts
Forward contracts	6,468	5,066	4,656	3,727	6,780	6,093
Swaps	2,278	466	2,786	525	1,653	356
Cross-currency interest rate swaps	5,589	6,306	5,118	6,573	5,771	5,803
Options written	-	949	-	986	-	1,025
Options purchased	896	-	869	-	908	-
Total foreign exchange contracts	15,231	12,787	13,429	11,811	15,112	13,277
Credit derivatives	737	672	484	674	719	581
Other contracts[2]	4,143	5,265	7,013	7,395	3,472	4,778
Fair value - trading	$35,684	$35,401	$33,651	$33,498	$33,697	$33,873
Derivative financial instruments held or issued for non-trading purposes:
Interest rate contracts
Forward rate agreements			$-	$-	$2	$1
Swaps			506	361	720	783
Options written			-	-	-	-
Options purchased			32	-	45	-
Total interest rate contracts			538	361	767	784
Foreign exchange contracts
Forward contracts			697	59	546	301
Cross-currency interest rate swaps			6	612	-	779
Total foreign exchange contracts			703	671	546	1,080
Credit derivatives			35	42	4	63
Other contracts[2]			539	-	276	2
Fair value - non-trading			1,815	1,074	1,593	1,929
Total fair value			$35,466	$34,572	$35,290	$35,802

1    The average fair value of trading derivative financial instruments for the year ended October 31, 2004 was: Positive $30,199 million and Negative $29,842 million. Averages are calculated on a monthly basis.
2    Includes equity and commodity derivatives.

NOTE 18	INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that our assets, liabilities and financial instruments mature or reprice at different points in time, we are exposed to interest rate risk. The Bank’s management of interest rate risk is described in the Managing Risk section of the Management’s Discussion and Analysis of this Annual Report. The table on the following page details the earlier of the maturity or repricing date of interest sensitive instruments. Contractual repricing dates may be adjusted according to management estimates for prepayments or early redemptions that are independent of changes in interest rates. Off-balance sheet transactions include only transactions that are put into place as hedges of items not included in the trading account. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Trading securities are presented in the floating rate category.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	95

Interest Rate Risk

(billions of Canadian dollars)
				Total			Non-
	Floating	Within	3 months	within	1 year to	Over	interest
2005	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$.1	$8.3	$.1	$8.5	$-	$-	$4.9	$13.4
Effective yield		3.9%	4.7%
Investment securities	$.5	$10.1	$6.7	$17.3	$19.0	$3.6	$2.4	$42.3
Effective yield		3.5%	4.1%		3.9%	4.1%
Trading securities	$65.8	$-	$-	$65.8	$-	$-	$-	$65.8
Securities purchased under resale
agreements	$5.4	$15.1	$3.6	$24.1	$-	$-	$2.3	$26.4
Effective yield		2.7%	3.8%
Loans	$21.2	$67.4	$15.7	$104.3	$42.5	$4.1	$1.3	$152.2
Effective yield		5.0%	5.3%		5.4%	5.6%
Other	$40.1	$-	$-	$40.1	$-	$-	$25.0	$65.1
Total assets	$133.1	$100.9	$26.1	$260.1	$61.5	$7.7	$35.9	$365.2
Liabilities and shareholders’ equity
Deposits	$30.4	$108.8	$39.6	$178.8	$29.3	$.8	$38.1	$247.0
Effective yield		1.7%	3.2%		2.9%	6.4%
Obligations related to securities sold short	$24.4	$-	$-	$24.4	$-	$-	$-	$24.4
Obligations related to securities sold under repurchase agreements	$2.0	$5.6	$1.2	$8.8	$-	$1.8	$.7	$11.3
Effective yield		2.4%	4.9%			2.8%
Subordinated notes and debentures	$-	$-	$-	$-	$.3	$4.8	$-	$5.1
Effective yield					5.1%	5.7%
Other	$39.5	$-	$-	$39.5	$.3	$1.4	$20.3	$61.5
Shareholders’ equity	$-	$-	$-	$-	$-	$-	$15.9	$15.9
Total liabilities and shareholders’ equity	$96.3	$114.4	$40.8	$251.5	$29.9	$8.8	$75.0	$365.2
On-balance sheet position	$36.8	$(13.5)	$(14.7)	$8.6	$31.6	$(1.1)	$(39.1)	$-
Total pay side instruments[1]	$-	$(91.3)	$(3.2)	$(94.5)	$(51.4)	$(3.4)	$-	$(149.3)
Effective yield		3.3%	2.8%		2.6%	5.9%
Total receive side instruments[1]	$-	$69.5	$24.8	$94.3	$50.7	$4.3	$-	$149.3
Effective yield		3.5%	3.3%		3.7%	6.2%
Off-balance sheet position	$-	$(21.8)	$21.6	$(.2)	$(.7)	$.9	$-	$-
Net position	$36.8	$(35.3)	$6.9	$8.4	$30.9	$(.2)	$(39.1)	$-

1    Notional principal amounts.

Interest Rate Risk by Currency

(billions of Canadian dollars)
				Total			Non-
	Floating	Within	3 months	within	1 year to	Over	interest
2005	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Canadian currency on-balance sheet position	$29.3	$(.4)	$(4.4)	$24.5	$19.5	$(2.4)	$(44.8)	$(3.2)
Foreign currency on-balance sheet position	7.5	(13.1)	(10.3)	(15.9)	12.1	1.3	5.7	3.2
On-balance sheet position	36.8	(13.5)	(14.7)	8.6	31.6	(1.1)	(39.1)	-
Canadian currency off-balance sheet position	-	(21.8)	9.4	(12.4)	3.4	1.2	-	(7.8)
Foreign currency off-balance sheet position	-	-	12.2	12.2	(4.1)	(.3)	-	7.8
Off-balance sheet position	-	(21.8)	21.6	(.2)	(.7)	.9	-	-
Net position	$36.8	$(35.3)	$6.9	$8.4	$30.9	$(.2)	$(39.1)	$-

Interest Rate Risk

(billions of Canadian dollars)
				Total			Non-
	Floating	Within	3 months	within	1 year to	Over	interest
2004	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Total assets	$156.7	$48.2	$22.1	$227.0	$54.3	$7.4	$22.3	$311.0
Total liabilities and shareholders’ equity	99.5	88.6	27.0	215.1	32.1	5.6	58.2	311.0
On-balance sheet position	57.2	(40.4)	(4.9)	11.9	22.2	1.8	(35.9)	-
Off-balance sheet position	-	(18.4)	6.6	(11.8)	4.0	7.8	-	-
Net position	$57.2	$(58.8)	$1.7	$.1	$26.2	$9.6	$(35.9)	$-

96	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

NOTE 19	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign ex-change rates, credit spreads, commodity prices, equities or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments to manage the risks associated with its funding and investing strategies or for trading purposes.

HEDGING RELATIONSHIPS

The Bank prospectively adopted the CICA accounting guideline on hedging relationships on November 1, 2003. This guideline sets out the criteria that must be met in order to apply hedge accounting for derivatives. The guideline provides detailed guidance on the identification, designation, documentation and testing of the effectiveness of hedging relationships, for purposes of applying or discontinuing hedge accounting.
The Bank’s non-trading derivatives that have been designated in a hedging relationship and meet the effectiveness test, are considered effective under the guideline. Ineffective hedging relationships and hedges not designated in a hedging relationship are carried at fair value and will result in earnings volatility.
As a result of implementing the guideline, the Bank’s credit default swap portfolio with a notional value of $3.2 billion does not qualify for hedge accounting and has been carried at fair value. The earnings impact of derivatives not qualifying for hedge accounting was $17 million after-tax income for fiscal 2005 (2004 - $50 million loss).
Hedges of interest rate commitments are also carried at fair value. The upfront commitment cost, net of payoffs, is deferred and amortized over the life of the underlying mortgage.

DERIVATIVES HELD FOR NON-TRADING PURPOSES

Derivatives used for risk management purposes are generally classified by the Bank as non-trading derivatives and receive hedge accounting treatment. Non-trading derivatives are generally recorded off-balance sheet as hedges with the realized and unrealized gains and losses resulting from these contracts recognized in income on a basis consistent with the hedged on-balance sheet financial asset or liability or the hedged off-balance sheet anticipated transaction. Premiums on purchased options are deferred at inception and amortized into other income over the contract life. For non-trading derivatives to receive hedge accounting treatment, the hedging relationship must be documented at inception and the non-trading derivative and the hedged exposure must be highly and inversely correlated such that changes in the value of the non-trading derivative will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If these criteria are not met, the non-trading derivative contract is carried at fair value with resulting gains and losses recorded in income.
A hedging relationship is terminated if the hedging relationship ceases to be highly effective; if the underlying asset or liability is liquidated or terminated or it is no longer probable that the anticipated transaction will occur and the derivative is still outstanding; or if the hedging instrument is no longer designated as a hedging instrument. When this occurs, the realized or unrealized gain or loss associated with the affected non-trading derivative is deferred and recognized as the previously hedged exposure affects the Bank’s net income.

DERIVATIVES HELD FOR TRADING PURPOSES

The Bank enters into trading derivative contracts to meet the needs of its customers and to enter into trading positions, and in certain cases for risk management purposes. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

DERIVATIVE PRODUCT TYPES

The Bank enters into derivative financial instruments, as described below.
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
Certain of the Bank’s deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. As a result of the guideline, the Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in income as they arise. The Bank does not expect any future earnings volatility to result from this accounting policy, as the embedded derivatives are effectively hedged.
The Bank also transacts equity, commodity and credit derivatives in both the exchange and over-the-counter markets.
Notional principal amounts, upon which payments are based, are not indicative of the credit risk associated with derivative financial instruments.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	97

Over-the-counter and Exchange Traded Derivative Financial Instruments

(billions of Canadian dollars)	2005					2004
	Trading
	Over-the-	Exchange
Notional principal	counter	traded	Total	Non-trading	Total	Total
Interest rate contracts
Futures	$-	$267.9	$267.9	$-	$267.9	$271.3
Forward rate agreements	102.9	-	102.9	1.0	103.9	129.0
Swaps	903.2	-	903.2	114.3	1,017.5	866.2
Options written	88.2	1.5	89.7	-	89.7	72.7
Options purchased	62.0	.9	62.9	20.9	83.8	76.9
Total interest rate contracts	1,156.3	270.3	1,426.6	136.2	1,562.8	1,416.1
Foreign exchange contracts
Futures	-	.4	.4	-	.4	-
Forward contracts	310.0	-	310.0	21.2	331.2	337.9
Swaps	14.2	-	14.2	-	14.2	10.7
Cross-currency interest rate swaps	150.6	-	150.6	10.0	160.6	127.1
Options written	35.2	-	35.2	-	35.2	45.0
Options purchased	44.9	-	44.9	-	44.9	44.2
Total foreign exchange contracts	554.9	.4	555.3	31.2	586.5	564.9
Credit derivatives	101.0	-	101.0	3.4	104.4	83.6
Other contracts[1]	100.4	81.7	182.1	2.6	184.7	105.2
Total	$1,912.6	$352.4	$2,265.0	$173.4	$2,438.4	$2,169.8

1    Includes equity and commodity derivatives.

Derivative Financial Instruments by Term to Maturity

(billions of Canadian dollars)	2005					2004
	Remaining term to maturity
	Within	1 to 3	3 to 5	Over 5
Notional principal	1 year	years	years	years	Total	Total
Interest rate contracts
Futures	$185.4	$82.3	$.2	$-	$267.9	$271.3
Forward rate agreements	100.4	3.4	-	.1	103.9	129.0
Swaps	380.5	290.7	139.8	206.5	1,017.5	866.2
Options written	38.1	26.6	10.6	14.4	89.7	72.7
Options purchased	36.0	26.1	7.6	14.1	83.8	76.9
Total interest rate contracts	740.4	429.1	158.2	235.1	1,562.8	1,416.1
Foreign exchange contracts
Futures	.4	-	-	-	.4	-
Forward contracts	294.2	27.1	9.7	.2	331.2	337.9
Swaps	1.7	2.5	3.1	6.9	14.2	10.7
Cross-currency interest rate swaps	44.7	43.1	25.1	47.7	160.6	127.1
Options written	26.8	4.8	3.3	.3	35.2	45.0
Options purchased	35.4	4.1	3.2	2.2	44.9	44.2
Total foreign exchange contracts	403.2	81.6	44.4	57.3	586.5	564.9
Credit derivatives	13.2	24.3	39.2	27.7	104.4	83.6
Other contracts[1]	118.1	47.8	14.7	4.1	184.7	105.2
Total	$1,274.9	$582.8	$256.5	$324.2	$2,438.4	$2,169.8
1    Includes equity and commodity derivatives.

DERIVATIVE RELATED CREDIT RISK

The Bank is exposed to market risk as a result of price volatility in the derivatives and cash markets relating to movements in interest rates, foreign exchange rates, equity prices and credit spreads. This risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management Group.
Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The treasury credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures. We subject our derivative-related credit risks to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolios.
In the following table, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank’s maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by the Office of the Superintendent of Financial Institutions Canada to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

98	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

Credit Exposure of Derivative Financial Instruments

(millions of Canadian dollars)	2005			2004
	Current	Credit	Risk-	Current	Credit	Risk-
	replace-	equivalent	weighted	replace-	equivalent	weighted
	ment cost[1]	amount	amount	ment cost[1]	amount	amount
Interest rate contracts
Forward rate agreements	$28	$47	$10	$34	$116	$24
Swaps	12,429	17,468	4,077	14,283	19,294	4,787
Options purchased	1,030	1,409	297	797	1,092	222
Total interest rate contracts	13,487	18,924	4,384	15,114	20,502	5,033
Foreign exchange contracts
Forward contracts	5,217	9,618	2,154	7,248	11,558	2,582
Swaps	2,786	3,603	1,032	1,653	2,336	665
Cross-currency interest rate swaps	5,111	12,543	2,761	5,772	11,952	2,682
Options purchased	857	1,725	358	908	1,580	341
Total foreign exchange contracts	13,971	27,489	6,305	15,581	27,426	6,270
Credit derivatives	332	5,994	1,329	719	7,396	1,327
Other contracts[2]	5,426	10,378	3,050	2,444	5,222	1,668
Total derivative financial instruments	$33,216	$62,785	$15,068	$33,858	$60,546	$14,298
Less impact of master netting agreements and collateral	19,282	31,145	7,900	21,849	32,439	8,030
Total	$13,934	$31,640	$7,168	$12,009	$28,107	$6,268

1
Exchange traded instruments and forward foreign exchange contracts with an original maturity of 14 days or less are excluded in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada.

The total positive fair value of the excluded contracts at October 31, 2005 was $2,250 million (2004 - $1,432 million).
2	Includes equity and commodity derivatives.

Current Replacement Cost of Derivatives

(millions of Canadian dollars)	Canada[1]		United States[1]		Other international[1]		Total
By sector	2005	2004	2005	2004	2005	2004	2005	2004
Financial	$13,724	$13,693	$97	$132	$13,806	$14,606	$27,627	$28,431
Government	2,320	2,094	-	-	234	263	2,554	2,357
Other	1,888	1,585	121	183	1,026	1,302	3,035	3,070
Current replacement cost	$17,932	$17,372	$218	$315	$15,066	$16,171	$33,216	$33,858
Less impact of master netting agreements and collateral							19,282	21,849
Total							$13,934	$12,009

			2005	2004
By location of ultimate risk[2]	2005	2004	% mix	% mix
Canada	$6,020	$5,015	43.2	41.8
United States	2,189	1,873	15.7	15.6
Other international
United Kingdom	1,285	703	9.2	5.9
Europe - other	3,367	2,982	24.2	24.8
Australia and New Zealand	685	1,012	4.9	8.4
Japan	80	106.6		.9
Asia - other	43	56.3		.5
Latin America and Caribbean	90	76.6		.6
Middle East and Africa	175	186	1.3	1.5
Total other international	5,725	5,121	41.1	42.6
Total current replacement cost	$13,934	$12,009	100.0	100.0

1    Based on geographic location of unit responsible for recording revenue.
2    After impact of master netting agreements and collateral.

NOTE 20	CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES

LITIGATION

During fiscal 2005, the Bank added $365 million to its contingent litigation reserves for Enron-related claims, to bring the total reserve for this matter to approximately $641 million. The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. The Bank believes it is prudent to increase the reserve to this level; however, it is possible that additional reserves above this level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation. The Bank also agreed to settle bankruptcy court claims in this matter in 2005 for approximately $160 million.
The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	99

COMMITMENTS

Credit Related Arrangements

In the normal course of business, the Bank enters into various off-balance sheet commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.
Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.
Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances.
The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)	2005	2004
Financial and performance standby letters of credit	$6,077	$5,429
Documentary and commercial letters of credit	695	691
Commitments to extend credit:
Original term to maturity of one year or less	32,004	29,900
Original term to maturity of more than one year	18,652	11,232
Total	$57,428	$47,252

Other Commitments

In 2004, the Bank entered into an agreement with an external party whereby the external party will operate the Bank’s Automated Banking Machines (ABMs) network for seven years at a total projected cost of $451 million. Future minimum capital lease commitments for ABMs will be $66 million for 2006, $65 million for 2007, $59 million for 2008, $57 million for 2009, $55 million for 2010 and $69 million for 2011.
During fiscal 2003, the Bank entered into an agreement with an external party whereby the external party will provide network and computer desktop support services for seven years. During 2005, the Bank incurred $138 million of costs and due to additional services purchased, the remaining obligation is projected to be $141 million for 2006, $135 million for 2007, $131 million for 2008, $127 million for 2009 and $123 million for 2010.
In addition, the Bank is committed to fund $514 million of merchant banking investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $319 million for 2006; $280 million for 2007; $254 million for 2008; $218 million for 2009; $178 million for 2010; $580 million for 2011 and thereafter.
The premises and equipment net rental expense charged to net income for the year ended October 31, 2005 was $579 million (2004 - $539 million).

Securities Lending

In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2005 securities and other assets with a carrying value of $35 billion (2004 - $26 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2005, assets with a carrying value of $10 billion (2004 - $4 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.
In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent at October 31, 2005 amounted to $6 billion (2004 - $5 billion).

GUARANTEES

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
Significant guarantees that the Bank has provided to third parties include the following:

Assets Sold with Recourse

In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. Generally, the term of these guarantees does not exceed two years.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. The term of these credit facilities do not exceed 20 years.

Written Options

Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.
Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying.
Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, predefined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2005 is $191 billion (2004 - $139 billion).

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

100	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

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

Maximum Potential Amount of Future Payments

(millions of Canadian dollars)	2005	2004
Financial and performance standby letters of credit	$6,077	$5,429
Assets sold with recourse	1,174	1,869
Credit enhancements	117	117
Total	$7,368	$7,415

NOTE 21	CONCENTRATION OF CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. Our portfolio could be sensitive to changing conditions in particular geographies.

(millions of Canadian dollars)	On-balance sheet assets[1]		Off-balance sheet financial instruments
					Derivative
			Credit		financial
			instruments[2,3]		instruments[4,5]
	2005	2004	2005	2004	2005	2004
Canada	80%	92%	60%	70%	28%	27%
United States	19	6	37	24	27	26
United Kingdom	-	1	2	3	10	8
Europe - excluding the United Kingdom	-	-	-	-	28	29
Other International	1	1	1	3	7	10
Total	100%	100%	100%	100%	100%	100%
	$152,243	$123,924	$57,428	$47,252	$33,216	$33,858

1	The real estate industry segment accounted for 7% (2004 - 2.6%) of the total loans and customers' liability under acceptances.
2
At October 31, 2005, the Bank had commitments and contingent liability contracts in the amount of $57,428 million (2004 - $47,252 million). Included are commitments to extend credit totaling $50,656 million (2004 - $41,132 million), of which the credit risk is dispersed as detailed in the table above.

3
Of the commitments to extend credit, industry segments which equaled or exceeded 5% of the total concentration were as follows at October 31, 2005: Financial institutions 45% (2004 - 53%); Real estate residential 8% (2004 - 1%).

4
At October 31, 2005, the current replacement cost of derivative financial instruments amounted to $33,216 million (2004 - $33,858 million). Based on the location of ultimate counterparty, the credit risk was allocated as detailed in the table above.

5
The largest concentration by counterparty type was with financial institutions, which accounted for 83% of the total (2004 - 84%). The second largest concentration was with governments which accounted for 7% of the total. No other industry segment exceeded 4% of the total.

NOTE 22	SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management.
The Canadian Personal and Commercial Banking segment comprises the Bank’s personal and business banking in Canada as well as the Bank’s global insurance operations (excluding the U.S.) and provides financial products and services to personal, small business, insurance, and commercial customers. The U.S. Personal and Commercial Banking segment provides commercial banking, insurance agency, wealth management, merchant services, mortgage banking and other financial services in the northeast United States. The Wholesale Banking segment provides financial products and services to corporate, government, and institutional customers. The Wealth Management segment provides investment products and services to institutional and retail investors.
The Bank’s other business activities are not considered reportable segments and are therefore grouped in the Corporate segment. The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses, and taxes.
Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk- based methodologies for funds transfer pricing, inter-segment revenues, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenues are negotiated between each business segment and approximate the value provided by the distributing segment. Income tax expense or benefit is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment.
The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. For example, revenue is not affected by the amortization of intangibles, but expenses are affected by the amortization of intangibles. This measure is only relevant in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wealth Management segments, as there are no intangibles allocated to the Wholesale Banking and Corporate segments.
Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted (increased) to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The taxable equivalent basis adjustment reflected in the Wholesale Banking segment’s results is eliminated in the Corporate segment.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	101

Results by Business Segment

(millions of Canadian dollars)	Canadian	U.S.
	Personal and	Personal and
	Commercial	Commercial	Wholesale	Wealth
2005	Banking	Banking	Banking[1]	Management	Corporate[1]	Total
Net interest income	$4,342	$705	$977	$643	$(659)	$6,008
Provision for (reversal of) credit losses	373	4	52	-	(374)	55
Other income	2,361	299	1,011	2,103	115	5,889
Non-interest expenses before amortization of intangibles	3,773	549	1,325	2,083	506	8,236
Income (loss) before income taxes	2,557	451	611	663	(676)	3,606
Provision for (benefit of) income taxes	855	161	189	231	(545)	891
Non-controlling interest	-	132	-	-	-	132
Net income (loss) before amortization of intangibles	$1,702	$158	$422	$432	$(131)	$2,583
Amortization of intangibles, net of income taxes						354
Net income reported basis						$2,229
Total assets	$131,000	$35,700	$156,700	$25,600	$16,210	$365,210
2004
Net interest income	$4,154	N/A	$1,581	$492	$(454)	$5,773
Provision for (reversal of) credit losses	373		41	-	(800)	(386)
Other income	2,066		615	2,098	104	4,883
Non-interest expenses before amortization of intangibles	3,650		1,289	2,047	395	7,381
Income before income taxes	2,197		866	543	55	3,661
Provision for (benefit of) income taxes	747		278	191	(264)	952
Non-controlling interest	-		-	-	-	-
Net income before amortization of intangibles	$1,450		$588	$352	$319	$2,709
Amortization of intangibles, net of income taxes						477
Net income reported basis						$2,232
Total assets	$123,200		$148,100	$24,900	$14,827	$311,027
2003
Net interest income	$4,051	N/A	$1,335	$421	$(370)	$5,437
Provision for (reversal of) credit losses	460		15	-	(289)	186
Other income	1,803		701	1,873	47	4,424
Non-interest expenses before amortization of intangibles	3,463		1,689	2,234	206	7,592
Income (loss) before income taxes	1,931		332	60	(240)	2,083
Provision for (benefit of) income taxes	689		92	145	(323)	603
Non-controlling interest	-		-	-	-	-
Net income (loss) before amortization of intangibles	$1,242		$240	$(85)	$83	$1,480
Amortization of intangibles, net of income taxes						491
Net income reported basis						$989
Total assets	$115,700		$123,400	$21,100	$13,332	$273,532

1    The taxable equivalent basis increase to net interest income reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

102	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

RESULTS BY GEOGRAPHY

For reporting of geographic results, our segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)
		Income (loss) before pro-
		vision for income taxes and
	Total revenue	non-controlling interest	Net income (loss)	Total assets
2005
Canada	$8,410	$1,408	$1,117	$232,783
United States	2,624	1,246	639	74,306
International	863	406	473	58,121
Total	$11,897	$3,060	$2,229	$365,210
2004
Canada	$7,967	$1,940	$1,368	$216,110
United States	1,559	434	259	41,506
International	1,130	661	605	53,411
Total	$10,656	$3,035	$2,232	$311,027
2003
Canada	$7,202	$916	$674	$191,817
United States	1,588	(11)	(23)	38,222
International	1,071	406	338	43,493
Total	$9,861	$1,311	$989	$273,532

NOTE 23	ACQUISITIONS AND DISPOSITIONS

TD BANKNORTH

On March 1, 2005, the Bank acquired 51% of the outstanding shares of TD Banknorth. The total consideration in respect of this purchase amounted to $5,100 million, paid in cash and common shares in the amount of $3,112 million and $1,988 million, respectively. The acquisition was accounted for by the purchase method. The fiscal periods of the Bank and TD Banknorth are not coterminus. TD Banknorth’s results from the March 1, 2005 acquisition date to September 30, 2005 have been consolidated with the Bank’s results for the year ended October 31, 2005. TD Banknorth is reported as a separate segment referred to as U.S. Personal and Commercial Banking.
During March 2005, TD Banknorth completed a share repurchase of 15.3 million shares. As a result of this share repurchase, the Bank increased its ownership of TD Banknorth by 4.5% resulting in a 55.5% share ownership.
        The following table presents 100% of assets and liabilities of TD Banknorth as of the dates of acquisition. The assets and liabilities are carried 55.5% at fair value and 44.5% at historical cost.

Acquisition Assets and Liabilities

(millions of Canadian dollars)
Fair value of assets acquired
Cash and cash equivalents	$928
Securities	6,335
Loans	24,581
Intangible assets
Core deposit intangibles	420
Other identifiable intangibles	137
Other assets	1,683
$34,084
Less liabilities assumed
Deposits	28,919
Obligations related to securities sold under repurchase agreements	1,430
Other liabilities	198
Future tax liability on intangible assets	189
Subordinated notes, debentures and other debt	670
$31,406
Less cash used in share repurchase program by TD Banknorth	603
Fair value of identifiable net assets acquired	$2,075
Non-controlling interest[1]	1,617
458
Goodwill	4,642
Total purchase consideration	$5,100

1    Includes $881 million of historical cost of goodwill and intangibles allocated to non-controlling interest ($831 million of goodwill; $50 million of intangibles).

Goodwill arising from the acquisition is not amortized but assessed for impairment on at least an annual basis. Intangible assets are amortized on an economic life basis over 5 to 18 years, based upon the estimated useful lives.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	103

Unaudited Proforma Combined Results of Operations

The following unaudited supplemental pro forma information has been prepared to give effect to the acquisition of 55.5% of TD Banknorth as if it had occurred November 1, 2004. This calculation combines the Bank’s results of operations with TD Banknorth’s reported earnings adjusted for core deposit and other intangibles amortization, merger related costs, capital tax and incremental deposit interest costs.

For the twelve months ended[1]
(millions of Canadian dollars)	October 31, 2005
Net interest income	$6,469
Provision for credit losses	(78)
Other income	5,976
Non-interest expenses	(9,307)
Income before provision for income taxes	3,060
Provision for income taxes	(707)
Income before non-controlling interest	2,353
Non-controlling interest	(137)
Net income available to common shares	$2,216
Earnings per share ($)
Basic	$3.14
Diluted	3.11

1    Combines the results of the Bank for the twelve months ended October 31, 2005 with the results of TD Banknorth for the twelve months ended September 30, 2005.

TD WATERHOUSE U.S.A. AND AMERITRADE

On June 22, 2005 the Bank announced its intention to sell its U.S. brokerage business, TD Waterhouse U.S.A. to Ameritrade Holding Corporation in exchange for approximately a 32% ownership in the combined legal entity. As part of the transaction, promptly following closing the Bank will tender for an additional 7.9% of the shares to bring the Bank’s total holdings to 39.9%. The new entity will operate under the name TD Ameritrade. The transaction is currently expected to result in a gain on sale of approximately U.S.$900 million after-tax subject to the value of Ameritrade’s share price at closing. The Bank intends to account for its investment in TD Ameritrade using the equity method of accounting. On the same day, the Bank also announced its intention to purchase 100% of Ameritrade’s Canadian brokerage operations for U.S.$60 million cash consideration. Both transactions are expected to close early in fiscal 2006 subject to Canadian and U.S. regulatory approvals and Ameritrade shareholder approval.

HUDSON UNITED BANCORP

On July 12, 2005, TD Banknorth announced an agreement to acquire Hudson United Bancorp (“Hudson”) for total consideration of approximately U.S.$1.9 billion, consisting of cash consideration of approximately U.S.$950 million and the remainder in TD Banknorth common shares. The cash consideration is to be funded by the sale of TD Banknorth common shares to the Bank. The transaction is expected to close early in calendar 2006 and is subject to approvals by shareholders of Hudson and TD Banknorth as well as regulatory approvals. TD Banknorth will consolidate the financial results of Hudson. On a proforma basis, based on the number of TD Banknorth shares outstanding on June 30, 2005, the Bank’s proportionate ownership interest in TD Banknorth will decrease slightly after giving effect to the transaction which will result in an approximate pre-tax $80 million dilution loss. The Bank also announced its intention to at least maintain its ownership of TD Banknorth at the level prior to the acquisition of Hudson through TD Banknorth share repurchases or open market purchases, in each case subject to regulatory requirements, or to potentially increase its position as market conditions warrant.

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

NOTE 24	RESTRUCTURING COSTS

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
In 2005, the Bank restructured its global structured products businesses within Wholesale Banking to reduce focus on the less profitable and more complex activities and concentrate resources on growing the more profitable areas of the business. As a result, the Bank has recorded $43 million of restructuring costs. In addition, a $153 million loss has been incurred during the year due to a reduction in the estimated value and the exit of certain structured derivative portfolios.
During 2003, the Bank announced a restructuring of the international unit of its wealth management business. The Bank recognized a total of $26 million of restructuring costs. The costs comprised, $7 million relating to lease termination costs and other premises related expenses and the remainder of the restructuring costs of $19 million related to write downs of software and systems development costs.
During 2003, the Bank also announced a restructuring of its U.S. equity options business in Wholesale Banking. As a result, the Bank recognized a total of $72 million of pre-tax restructuring costs. The restructuring costs included $31 million related to severance and employee support costs, $10 million related to lease termination costs and other premises related expenses and the remainder of the restructuring costs of $31 million related to other expenses and revenue reserves directly related to the restructuring. The $31 million in severance and employee support costs reflects the cost of eliminating approximately 104 positions in the U.S. and 24 positions in Europe. The Bank released $7 million of the restructuring costs and substantially completed the restructuring in fiscal 2004.
As at October 31, 2005, the total unutilized balance of restructuring costs of $25 million (2004 - $7 million) shown below is included in other liabilities in the Consolidated Balance Sheet.

104	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

Restructuring Costs

			2005	2004	2003
	Human	Real
(millions of Canadian dollars)	Resources	Estate	Total	Total	Total
Balance at beginning of year	$-	$7	$7	$19	$36
Restructuring costs arising (reversed) during the year:
Wholesale Banking	43	-	43	(7)	72
Wealth Management	-	-	-	-	26
Amount utilized during the year:
Personal and Commercial Banking	-	-	-	-	28
Wholesale Banking	24	1	25	4	62
Wealth Management	-	-	-	1	25
Balance at end of year	$19	$6	$25	$7	$19

NOTE 25	EARNINGS PER SHARE

Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Basic earnings per share is determined by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the period. Such potential dilution is not recognized in a loss period.
Basic and diluted earnings per share at October 31 are as follows:

Basic and Diluted Earnings per Share

	2005	2004	2003
Basic Earnings per Share
Net income available to common shares ($ millions)	$2,229	$2,232	$989
Average number of common shares outstanding (millions)	691.3	654.5	649.8
Basic earnings per share ($)	$3.22	$3.41	$1.52
Diluted Earnings per Share
Net income available to common shares ($ millions)	$2,229	$2,232	$989
Average number of common shares outstanding (millions)	691.3	654.5	649.8
Stock options[1]	5.6	4.9	4.1
Average number of common shares outstanding - diluted (millions)	696.9	659.4	653.9
Diluted earnings per share[1] ($)	$3.20	$3.39	$1.51

1
For 2005, the computation of diluted earnings per share excluded weighted average options outstanding of 271 thousand with a weighted average exercise price of $49.40 as the options price was greater than the average market price of the Bank's common shares. For 2003, the computation of diluted earnings per share excluded weighted average options outstanding of 10.9 million with a weighted exercise price of $39.40 as the options’ price was greater than the average market price of the Bank’s common shares. For 2004, all options outstanding were included in the computation of diluted earnings per share.

NOTE 26	RELATED PARTY TRANSACTIONS

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and certain officers are on market terms. The amounts outstanding are as follows:

(millions of Canadian dollars)	2005	2004
Personal Loans	$6	$5
Business Loans	45	280
Total	$51	$285

In the ordinary course of business, the Bank also provides various banking services to related corporations on terms similar to those offered to non-related parties.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	105

NOTE 27	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles (GAAP).
As required by the United States Securities and Exchange Commission (SEC), the significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

Net Income

	For the years ended October 31
(millions of Canadian dollars)	2005[1]	2004	2003
Net income based on Canadian GAAP	$2,229	$2,232	$989
Employee future benefits[a]	7	(3)	(11)
Securitizations[b]	(4)	(17)	(16)
Available for sale securities[c]	21	2	128
Derivative instruments and hedging activities[d]	(287)	(475)	142
Guarantees[e]	(22)	(13)	(20)
Asset retirement obligations	-	(6)	(30)
Liabilities and equity[f]	147	146	179
Amortization of intangible assets[g]	(35)	-	-
Restructuring costs[h]	-	-	(28)
Other	17	(10)	-
Income taxes and net change in income taxes due to the above items[i]	128	118	(56)
Non-controlling interest[g]	(57)	(93)	(115)
Net income based on U.S. GAAP	2,144	1,881	1,162
Preferred dividends	55	53	64
Net income available to common shares based on U.S. GAAP	$2,089	$1,828	$1,098
Average number of common shares outstanding (millions)
Basic - U.S. GAAP	691.3	654.5	649.8
- Canadian GAAP	691.3	654.5	649.8
Diluted - U.S. GAAP	696.9	659.4	653.9
- Canadian GAAP	696.9	659.4	653.9

Basic earnings per share - U.S. GAAP	$3.02	$2.79	$1.69
- Canadian GAAP	3.22	3.41	1.52
Diluted earnings per share - U.S. GAAP	$3.00	$2.77	$1.68
- Canadian GAAP	3.20	3.39	1.51

1
For fiscal 2005, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $297 million increase to net interest income, $400 million decrease to other income and $110 million increase to non-interest expenses.

Consolidated Statement of Comprehensive Income

		For the years ended October 31
(millions of Canadian dollars)	2005	2004	2003
Net income based on U.S. GAAP	$2,144	$1,881	$1,162
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available for sale securities[1]	(14)	16	16
Reclassification to earnings in respect of available for sale securities[2]	(4)	5	(78)
Change in unrealized foreign currency translation gains and losses[3,7]	(431)	(135)	(548)
Change in gains and losses on derivative instruments designated as cash flow hedges[4]	(325)	141	126
Reclassification to earnings of gains and losses on cash flow hedges[5]	10	40	46
Minimum pension liability adjustment[6]	(33)	(5)	114
Comprehensive income	$1,347	$1,943	$838

1	Net of income taxes (benefit) of $40 million (2004 - $31 million; 2003 - $7 million).
2	Net of income taxes (benefit) of $2 million (2004 - $2 million; 2003 - $(45) million).
3	Net of income taxes (benefit) of $141 million (2004 - $400 million; 2003 - $481 million).
4	Net of income taxes (benefit) of $149 million (2004 - $76 million; 2003 - $72 million).
5	Net of income taxes (benefit) of $5 million (2004 - $21 million; 2003 - $27 million).
6	Net of income taxes (benefit) of $(17) million (2004 - $(2) million; 2003 - $72 million).
7	Fiscal 2005 includes $250 million (2004 - $659 million; 2003 - $971 million) of after-tax gains arising from hedges of the Bank’s investment positions in foreign operations.

106	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

Condensed Consolidated Balance Sheet

	As at October 31
(millions of Canadian dollars)	2005			2004
	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
	GAAP	ments	GAAP	GAAP	ments	GAAP
Assets
Cash resources and other	$13,418	$-	$13,418	$9,038	$297	$9,335
Securities
Investment[c,g]	42,321	3,898	46,219	31,387	3,917	35,304
Trading	65,775	-	65,775	66,893	216	67,109
Securities purchased under reverse repurchase agreements	26,375	-	26,375	21,888	-	21,888
Loans (net)	152,243	-	152,243	123,924	46	123,970
Trading derivatives’ market revaluation[d]	33,651	674	34,325	33,697	1,827	35,524
Goodwill[a,g]	6,518	1,604	8,122	2,225	64	2,289
Other intangibles[a,g]	2,124	338	2,462	2,144	33	2,177
Other assets[a,g]	22,785	22	22,807	19,831	67	19,898
Total assets	$365,210	$6,536	$371,746	$311,027	$6,467	$317,494
Liabilities
Deposits[d]	$246,981	$21	$247,002	$206,893	$350	$207,243
Trading derivatives’ market revaluation[d]	33,498	598	34,096	33,873	1,138	35,011
Other liabilities[a,c,d,e,g,h,j]	60,224	4,037	64,261	49,389	4,640	54,029
Subordinated notes, debentures and other debt	5,138	-	5,138	5,644	82	5,726
Liabilities for preferred shares and capital trust securities[f]	1,795	(1,795)	-	2,560	(2,560)	-
Total liabilities	347,636	2,861	350,497	298,359	3,650	302,009
Non-controlling interest in subsidiaries[f,g]	1,708	3,149	4,857	-	1,368	1,368
Shareholders’ equity
Preferred shares[f]	-	545	545	-	960	960
Common shares[j]	5,872	39	5,911	3,373	37	3,410
Contributed surplus[j]	40	-	40	20	2	22
Foreign currency translation adjustments[k]	(696)	696	-	(265)	265	-
Retained earnings[a,b,c,d,e,g,h,j]	10,650	(246)	10,404	9,540	(104)	9,436
Accumulated other comprehensive income
Net unrealized gains on available for sale securities[c]	-	280	280	-	298	298
Foreign currency translation adjustments[k]	-	(696)	(696)	-	(265)	(265)
Derivative instruments[d]	-	(54)	(54)	-	261	261
Minimum pension liability adjustment[a]	-	(38)	(38)	-	(5)	(5)
Total shareholders’ equity	15,866	526	16,392	12,668	1,449	14,117
Total liabilities and shareholders’ equity	$365,210	$6,536	$371,746	$311,027	$6,467	$317,494

(a) EMPLOYEE FUTURE BENEFITS

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

(millions of Canadian dollars)	2005	2004
Prepaid pension expense (accrued benefit liability)	$299	$180
Other intangibles	23	33
Accumulated other comprehensive income before income taxes	57	7
Net amount recognized	$379	$220

In fiscal 2005, U.S. GAAP adjustments for employee future benefits decreased non-interest expenses by $7 million before tax.

(b) SECURITIZATIONS

U.S. GAAP and current Canadian GAAP require gains on loan securitizations to be recognized in income immediately. Under previous Canadian GAAP, gains were recognized only when received in cash by the Bank. In fiscal 2005, U.S. GAAP adjustments for securitizations decreased other income by $4 million before tax.

(c) AVAILABLE FOR SALE SECURITIES

U.S. GAAP requires that investment securities be classified as either available for sale or held to maturity, and requires available for sale securities to be reported on the Consolidated Balance Sheet at their estimated fair values. Unrealized gains and losses arising from changes in fair values of available for sale securities are reported net of income taxes in the Consolidated Statement of Comprehensive Income. Other than temporary declines in fair value are recorded by transferring the unrealized loss from the Consolidated Statement of Comprehensive Income to the Consolidated Statement of Income. For U.S. GAAP, the Bank accounts for the majority of investment securities as available for sale. Under Canadian GAAP, investment securities are carried at cost or amortized cost, with other than temporary declines in value recognized based upon expected net realizable values.
In addition, under U.S. GAAP certain non-cash collateral received in securities lending transactions is recognized as an asset, and a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a securities lending transaction is not recognized in the Consolidated Balance Sheet. In fiscal 2005, U.S. GAAP adjustments for available for sale securities increased other income by $21 million before tax.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	107

(d) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

U.S. GAAP requires all derivative instruments be reported on the Consolidated Balance Sheet at their fair values, with changes in the fair value for derivatives that are not designated as hedges reported through the Consolidated Statement of Income. U.S. GAAP provides specific guidance on hedge accounting including the measurement of hedge ineffectiveness, limitations on hedging strategies and hedging with intercompany derivatives. For fair value hedges, the Bank is hedging changes in the fair value of assets, liabilities or firm commitments and changes in the fair values of the derivative instruments are recorded in income. For cash flow hedges, the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions and the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in income. At the end of fiscal 2005, deferred net gains (losses) on derivative instruments of $(40) million (2004 - $90 million; 2003 - $(27) million) included in other comprehensive income are expected to be reclassified to earnings during the next fiscal year. Cash flow hedges also include hedges of certain forecasted transactions up to a maximum of 24 years, although a substantial majority is under three years. The ineffective portion of hedging derivative instruments’ changes in fair values are immediately recognized in income. For fiscal 2005, under U.S. GAAP, the Bank recognized pre-tax gains (losses) of nil (2004 - nil; 2003 - $(19) million) for the ineffective portion of cash flow hedges.
        Under previous Canadian GAAP, the Bank recognized only derivatives used in trading activities at fair value on the Consolidated Balance Sheet, with changes in fair value included in income. However, as discussed in Note 1, as of November 1, 2003 the Bank prospectively adopted the CICA Accounting Guideline on hedging relationships. This guideline resulted in non-trading derivatives that are in ineffective hedging relationships or that are hedges not designated in a hedging relationship being carried at fair value.
In fiscal 2005, U.S. GAAP adjustments for derivative instruments and hedging activities increased net interest income by $130 million before tax and decreased other income by $417 million before tax.
In fiscal 2004, the majority of the net income adjustment for derivative instruments and hedging activities resulted from the Bank entering into a hedge for the cash portion of the purchase price for the proposed acquisition of Banknorth. Under U.S. GAAP, the hedge of the proposed Banknorth acquisition is not eligible for designation as a hedged transaction in a cash flow hedge given that the forecasted transaction involves a business combination. As a result, changes in the fair value of the derivative have been reported through U.S. GAAP net income and under Canadian GAAP, the forecasted transaction is eligible for hedge accounting, given that it is a hedge of foreign exchange risk.

(e) GUARANTEES

During fiscal 2003, the Bank adopted the U.S. interpretation on guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. As a result, for U.S. GAAP purposes, the initial liability for obligations assumed with respect to guarantees issued or modified after December 31, 2002 is recorded on the Consolidated Balance Sheet at fair value. The total amount of the current liabilities recorded on the Consolidated Balance Sheet is $55 million for U.S. GAAP purposes in 2005 (2004 - $33 million). Under Canadian GAAP, a liability is not recognized at the inception of a guarantee. In fiscal 2005, U.S. GAAP adjustments for guarantees increased non-interest expenses by $22 million before tax.

(f) LIABILITIES AND EQUITY

As of November 1, 2004, the Bank adopted the CICA amendments to its accounting standard on financial instruments - disclosure and presentation on a retroactive basis with restatement of prior periods. As a result of these amendments, the Bank was required to classify its existing preferred shares and innovative capital structures as liabilities and their corresponding distributions as interest expense for Canadian GAAP. However, under U.S. GAAP preferred shares of the Bank (except preferred shares of the Bank’s subsidiary TD Mortgage Investment Corporation) continue to be considered equity and innovative capital structures continue to be considered non-controlling interest. In addition, under U.S. GAAP, preferred shares of the Bank’s subsidiary, TD Mortgage Investment Corporation, continue to be presented as a non-controlling interest on the Consolidated Balance Sheet, and the net income applicable to the non-controlling interest continues to be presented separately on the Consolidated Statement of Income. Due to the prior period restatements for Canadian GAAP, the Bank has reclassified the Consolidated Financial Statements prepared on a U.S. GAAP basis. In fiscal 2005, U.S. GAAP adjustments for liabilities and equity increased net interest income by $147 million.

(g) ACQUISITION OF TD BANKNORTH

For U.S. GAAP, the survival of TD Banknorth Inc., a company created to effect the migratory merger that preceded the Bank’s acquisition of TD Banknorth, has resulted in a full fair value step up of the TD Banknorth balance sheet. The impact of the step up for U.S. GAAP purposes is approximately a $2.2 billion increase to the Bank’s goodwill and other intangibles offset with approximately $2 billion in non-controlling interest and $200 million in future income taxes. There is no net impact on the Bank’s U.S. GAAP net income since intangible amortization and non-controlling interest have been increased by offsetting amounts. For Canadian GAAP purposes, the migratory merger is not considered substantive and only the Bank’s share of TD Banknorth assets and liabilities have been stepped up to fair value as the Bank was deemed the acquiror under the purchase method of accounting.

(h) RESTRUCTURING COSTS

Under previous Canadian GAAP, restructuring costs incurred by the Bank could be accrued as a liability provided that a restructuring plan detailing all significant actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. U.S. GAAP and current Canadian GAAP require that restructuring costs related to an acquired company be included as a liability in the allocation of the purchase price, thereby increasing goodwill. U.S. GAAP and current Canadian GAAP also require that all restructuring costs be incurred within one year of a restructuring plan’s approval by management and that all employees to be involuntarily terminated be notified of their termination benefit arrangement.

(i) FUTURE INCOME TAXES

Under Canadian GAAP, the effects of income tax rate reductions are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law.

(j) STOCK-BASED COMPENSATION

Until October 5, 2002, under the Bank’s stock option plan, option holders could elect to receive cash for the options equal to their intrinsic value, being the excess of the market value of the share over the option exercise price at the date of exercise. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under previous Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. Effective October 6, 2002, the plan

108	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

was amended so that new grants of options and all outstanding options can only be settled for shares. As a result, for the purposes of U.S. GAAP the accrued liability for stock options of $39 million after-tax was reclassified to capital as at October 6, 2002. Beginning in fiscal 2003, the Bank has expensed stock option awards for both Canadian and U.S. GAAP purposes using the fair value method of accounting for stock options. There is no continuing Canadian and U.S. GAAP difference as the Bank has entirely reversed the accrued liability reclassified to capital for exercises and forfeitures of stock options that existed at October 6, 2002.

(k) FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

U.S. GAAP requires foreign currency translation adjustments arising from subsidiaries where the functional currency is other than the Canadian dollar to be presented net of taxes in other comprehensive income. Under Canadian GAAP, the Bank presents foreign currency translation adjustments as a separate component of shareholders’ equity.

NOTE 28	SUBSEQUENT EVENTS

ISSUANCE OF PREFERRED SHARES

On November 1, 2005, the Bank issued 17 million non-cumula-tive Class A First Preferred Shares, Series O carrying a face value of $25.00 per share to raise gross proceeds of $425 million. The Series O Shares will yield 4.85% annually and are redeemable by the Bank for cash, subject to regulatory consent, at a declining premium after approximately five years.

REDEMPTION OF SUBORDINATED DEBENTURES

On October 27, 2005, the Bank announced its intention to redeem on December 1, 2005 all $150 million, 8.4% December
1, 2010 subordinated debentures issued through its New York branch. The redemption price will be 100% of the principal amount, payable upon presentation and surrender of the debentures to Computershare Trust Company of Canada.

ISSUANCE OF SUBORDINATED DEBENTURES

On November 1, 2005 the Bank issued $800 million of reset medium term subordinated notes maturing on October 30, 2104 redeemable at par on October 30, 2015 and automatically convertible into preferred shares of the Bank under certain circumstances. The Bank will pay a coupon rate of 4.97% until October 30, 2015, and if not redeemed, the coupon will be reset every 5 years to the Government of Canada yield plus 1.77% thereafter until maturity.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	109

PRINCIPAL SUBSIDIARIES

Canada

(millions of Canadian dollars)		As at October 31, 2005
		Carrying value of shares
Canada	Head office	owned by the Bank
CT Financial Assurance Company	Toronto, Canada	$122
First Nations Bank of Canada (89%)	Walpole Island, Canada	8
Meloche Monnex Inc.	Montreal, Canada	924
Security National Insurance Company	Montreal, Canada
Primmum Insurance Company	Toronto, Canada
TD Direct Insurance Inc.	Toronto, Canada
TD General Insurance Company	Toronto, Canada
TD Home and Auto Insurance Company	Toronto, Canada
TD Asset Finance Corp.	Toronto, Canada	132
TD Asset Management Inc.	Toronto, Canada	111
TD Waterhouse Private Investment Counsel Inc.	Toronto, Canada
TD Capital Canadian Private Equity Partners Ltd.	Toronto, Canada
TD Capital Funds Management Ltd.	Toronto, Canada
TD Capital Group Limited	Toronto, Canada	350
TD Capital Trust	Toronto, Canada	485
TD Investment Services Inc.	Toronto, Canada	8
TD Life Insurance Company	Toronto, Canada	26
TD Mortgage Corporation	Toronto, Canada	9,643
The Canada Trust Company	Toronto, Canada
Canada Trustco International Limited	Bridgetown, Barbados
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands
Truscan Property Corporation	Toronto, Canada
TD Pacific Mortgage Corporation	Toronto, Canada
TD Mortgage Investment Corporation	Calgary, Canada	112
TD Nordique Inc.	Vancouver, Canada	421
TD Parallel Private Equity Investors Ltd.	Toronto, Canada	60
TD Realty Limited	Toronto, Canada	143
TD Securities Inc.	Toronto, Canada	524
TD Timberlane Investments Limited	Vancouver, Canada	2,065
TD Redpath Investments Limited	Vancouver, Canada
TD Riverside Investments Limited	Vancouver, Canada
TD Waterhouse Canada Inc.	Toronto, Canada	673
1390018 Ontario Limited	Toronto, Canada	50
TD Asset Management USA Inc.	Toronto, Canada	3

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of First Nations Bank of Canada, TD Capital Trust, and TD Mortgage Investment Corporation. Each subsidiary is incorporated in the country in which its head office is located, except TD Asset Management USA Inc. which was incorporated in Delaware, USA.

110	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results

PRINCIPAL SUBSIDIARIES

United States and Other International

(millions of Canadian dollars)		As at October 31, 2005
		Carrying value of shares
United States	Head Office	owned by the Bank
TD Banknorth Inc. (55.4%)	Maine, U.S.A.	$4,890
TD Banknorth, National Association	Maine, U.S.A.
Northgroup Asset Management Company	Maine, U.S.A.
TD North America Limited Partnership	Delaware, U.S.A.	628
TD Waterhouse Bank, N.A.	New Jersey, U.S.A.	778
TD Waterhouse Group, Inc.	New York, U.S.A.	3,642
National Investor Services Corp.	New York, U.S.A.
TD Waterhouse Capital Markets, Inc.	New Jersey, U.S.A.
TD Waterhouse European Acquisition Corporation	New York, U.S.A.
TD Waterhouse Investor Services, Inc.	New York, U.S.A
TD Waterhouse Canadian Call Center Inc.	Toronto, Canada
Toronto Dominion Holdings (U.S.A.), Inc.	Houston, U.S.A.	1,668
TD Equity Options, Inc.	Chicago, U.S.A.
Edge Trading Systems LLC	Chicago, U.S.A.
TD Options LLC	Chicago, U.S.A.
TD Holdings II Inc.	Delaware, U.S.A.
TD Securities (USA) LLC	New York, U.S.A.
TD Professional Execution, Inc.	Chicago, U.S.A.
Toronto Dominion (Texas) LLC	Houston, U.S.A.
TD USA Insurance, Inc.	New York, U.S.A.
Toronto Dominion Capital (U.S.A.), Inc.	New York, U.S.A.
Toronto Dominion Investments, Inc.	Houston, U.S.A.
Toronto Dominion (New York) LLC	New York, U.S.A.
Other International
NatWest Personal Financial Management Limited (50%)	London, England	62
NatWest Stockbrokers Limited	London, England
TD Financial International Ltd.	Hamilton, Bermuda	4,366
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados
TD Haddington Services B.V.	Amsterdam, The Netherlands	9
TD Ireland	Dublin, Ireland	952
TD Global Finance	Dublin, Ireland
TD Securities (Japan) Inc.	St. Michael, Barbados	55
TD Waterhouse Investor Services (UK) Limited	Leeds, England	14
TD Waterhouse Investor Services (Europe) Limited	Leeds, England
Toronto Dominion Australia Limited	Sydney, Australia	152
Toronto Dominion International Inc.	St. Michael, Barbados	661
Toronto Dominion Investments B.V.	Amsterdam, The Netherlands	1,277
TD Bank Europe Limited	London, England
Toronto Dominion Holdings (U.K.) Limited	London, England
TD Securities Limited	London, England
Toronto Dominion Jersey Holdings Limited	St. Helier, Jersey CI	1,457
TD Guernsey Services Limited	St. Peter Port, Guernsey CI
TD European Funding Limited (60.99%)	St. Peter Port, Guernsey CI
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	723
Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of First Nations Bank of Canada, TD Capital Trust, and TD Mortgage Investment Corporation. Each subsidiary is incorporated in the country in which its head office is located, except TD Asset Management USA Inc. which was incorporated in Delaware, USA.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Financial Results	111

Exhibit 4

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

AT A GLANCE OVERVIEW

•	We have a strong, independent Chairman with a clear leadership mandate in corporate governance.
•	The Board oversees management and approves strategic plans and major policy decisions for TDBFG.
•	The Board is responsible for setting the tone for a culture of integrity and compliance throughout TDBFG.
•	The Board, its committees, the committee Chairs and the Chairman of the Board operate under written charters setting out their responsibilities.
•	The Board continuously renews itself with high calibre candidates with diverse skills and experience.
•	The Audit Committee of the Board, not management, is responsible for the relationship with the shareholders’ auditors.

The Board of Directors and the management of TD Bank Financial Group are committed to leadership in corporate governance. We have designed our corporate governance policies and our practices to ensure that we are focused on our responsibilities to our shareholders and on creating long term shareholder value.
We can assure you that TDBFG’s policies and practices meet or exceed applicable legal requirements. We continuously monitor all proposed new rules and modify our policies and practices to meet any additional requirements. An overview of our corporate governance structure is set out below. The next few pages explain the roles and responsibilities of each important part of this structure as well as other key facts about corporate governance at TDBFG.

OVERVIEW OF CORPORATE GOVERNANCE STRUCTURE AT TDBFG

This diagram is a simple overview of the corporate governance structure at TDBFG.

OTHER PLACES TO FIND INFORMATION ABOUT CORPORATE GOVERNANCE AT TDBFG

•	Read our Chairman of the Board’s Message to Shareholders page 2.
•
Go to the Corporate Governance section of our web site -www.td.com/governance - there you will find, among other things, a summary of significant differences between our governance practices and those required of U.S. domestic issuers listed on the New York Stock Exchange.

•	Read our Proxy Circular - in February 2006 it will be mailed to shareholders and be available on our web site.
•	Attend our Annual Meeting - March 30, 2006 in Vancouver, British Columbia, Canada - or watch the webcast through our web site - www.td.com/investor.

ROLE OF THE CHAIRMAN OF THE BOARD

The Chairman’s key responsibilities include the following:
•	Manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities.
•	Facilitate the functioning of the Board independently of management and maintain and enhance the quality of the Board’s governance and that of TDBFG.
•
Regular interaction with the President and Chief Executive Officer on governance and performance issues including providing feedback of other Board members as well as acting as a ‘sounding board’ for the President and Chief Executive Officer.

•	Lead a formal evaluation of the Chief Executive Officer’s performance at least annually.
•	In conjunction with the Chief Executive Officer and Secretary, develop and approve the agendas for Board meetings.
•	Lead the Board in the execution of its responsibilities to shareholders.

           Mr. John Thompson is the Chairman of the Board at TDBFG. The Chairman of the Board is appointed annually by the non-management directors of the Board. He is independent and his role as Chairman of the Board is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of our corporate governance at TDBFG. His key responsibilities are set out above. He also serves as Chair of the Corporate Governance Committee, is a member of the Management Resources Committee and is an ex officio member of the Audit Committee and Risk Committee.
Mr. Thompson served as Vice Chairman of IBM Corporation until 2002, having previously been the Chairman and Chief Executive Officer of IBM Canada Ltd. In addition to being a director of Royal Philips Electronics N.V. and The Thomson Corporation, Mr. Thompson is a trustee of the Hospital for Sick Children in Toronto. Mr. Thompson has been a member of the Board of TDBFG since 1988.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Statement of Corporate Gover nance Practices	9

THE BOARD OF DIRECTORS WHO ARE THEY?

Our directors* are listed below. Our Proxy Circular for the 2006 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate including education, other principal directorships, TDBFG committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett	Pierre H. Lessard
Corporate Director and Retired	President and Chief Executive Officer
President and	METRO INC.
Chief Executive Officer	Montréal, Québec
Draper & Kramer, Inc.	Harold H. MacKay
Chicago, Illinois	Counsel
Hugh J. Bolton	MacPherson Leslie & Tyerman LLP
Chair of the Board	Regina, Saskatchewan
EPCOR Utilities Inc.	Brian F. MacNeill
Edmonton, Alberta	Chairman of the Board
John L. Bragg	Petro-Canada
Chairman, President and	Calgary, Alberta
Co-Chief Executive Officer	Roger Phillips
Oxford Frozen Foods Limited	Corporate Director and Retired
Oxford, Nova Scotia	President and Chief Executive Officer
W. Edmund Clark	IPSCO Inc.
President and	Regina, Saskatchewan
Chief Executive Officer	Wilbur J. Prezzano
The Toronto-Dominion Bank	Corporate Director and
Toronto, Ontario	Retired Vice Chairman
Marshall A. Cohen	Eastman Kodak Company
Counsel	Charleston, South Carolina
Cassels Brock & Blackwell LLP	William R. Ryan
Toronto, Ontario	Chairman, President and
Wendy K. Dobson	Chief Executive Officer
Professor and Director	TD Banknorth
Institute for International Business	Portland, Maine
Joseph L. Rotman School of	Vice Chair and Group Head, U.S.
Management, University of Toronto	Personal and Commercial Banking,
Toronto, Ontario	The Toronto-Dominion Bank
Darren Entwistle	Toronto, Ontario
President and	Helen K. Sinclair
Chief Executive Officer	Chief Executive Officer
TELUS Corporation	BankWorks Trading Inc.
Vancouver, British Columbia	Toronto, Ontario
Donna M. Hayes	John M. Thompson
Publisher and Chief Executive Officer	Chairman of the Board
Harlequin Enterprises Limited	The Toronto-Dominion Bank
Toronto, Ontario	Toronto, Ontario
Henry H. Ketcham
Chairman of the Board, President	*as of December 1, 2005
and Chief Executive Officer
West Fraser Timber Co. Ltd.
Vancouver, British Columbia

WHAT ARE THE BOARD’S MAIN RESPONSIBILITIES?

The Board is responsible for overseeing our management and business affairs and approving strategic plans and major policy decisions for TDBFG. Each year there is a Board strategy session and strategic matters are otherwise discussed frequently and thoroughly at Board meetings. The Board is also responsible for setting the tone for a culture of integrity and compliance throughout the Bank and, in that regard, expects the highest level of personal and professional integrity from the President and CEO and other executive officers of TDBFG. The Board operates under a written charter describing in plain language its key responsibilities.
Under its Charter, the Board’s main responsibilities include providing the supervision necessary for:

1. Disclosure of reliable and timely information to shareholders:
•	The shareholders depend on the Board to get them the right information.
2. Approval of strategy and major policy decisions of TDBFG:
•	The Board must understand and approve where TDBFG is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.
3. Evaluation, compensation and succession for key management roles:
•	The Board must be sure that the key roles have the right people, that they are monitored and evaluated by the Board and that they are appropriately compensated to encourage TDBFG’s long-term success.
4. Oversight of the management of risks and the implementation of internal controls:
•	The Board must be satisfied that the assets of TDBFG are protected and that there are sufficient internal checks and balances.
5. Effective Board governance:
•	To excel in their duties, the Board needs to be functioning properly as a Board - strong members with the right skills and the right information.

WHAT ARE THE DIRECTORS’ KEY OBJECTIVES?

In addition to having the requisite skills and experience, all non-management directors must meet the qualifications for directors set out in the Position Description for Directors of TDBFG. Under the Position Description, directors are expected to serve TDBFG and the long-term interests of its shareholders by supervising the management of the business and affairs of TDBFG. In doing so, the directors are expected to:
•	Meet the highest ethical and fiduciary standards;
•	Demonstrate independence from management;
•	Be knowledgeable and inquisitive about the issues facing TDBFG;
•	Apply good sense and sound judgment to help make wise decisions; and
•	Display commitment through attendance at, preparation for and participation in meetings.
Directors are expected to fulfill these objectives through accountability, integrity, independence, involvement, contribution and commitment to the Bank and its shareholders.

HOW ARE DIRECTORS SELECTED?

Each year, the Board recommends the director nominees to shareholders and the shareholders can vote on each new director nominee. The Corporate Governance Committee has the responsibility to determine what skills, qualities and backgrounds the Board needs to fulfill its many responsibilities with a view to diverse representation on the Board. It seeks candidates to fill any gaps in the skills, qualities and backgrounds of Board members and rigorously assesses a candidate’s ability to make a valuable contribution to the Board. The Corporate Governance Committee also regularly assesses the needs of the Board and its committees, including the competencies and skills the Board considers to be necessary for the Board, as a whole, to possess; the competencies and skills that the Board considers each existing director to possess; and the competencies and skills each new nominee will bring to the Board.
All directors are encouraged to identify possible candidates to join the Board. In addition, the Corporate Governance Committee has engaged independent consultants to help identify candidates who meet the qualifications being sought (including consideration of whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member) and to ensure that the Committee is considering a large and diverse pool of talent. The Committee is also responsible for assessing the contribution of the current directors to determine if they should be recommended for re-election. Some factors considered by the Committee and the Board include:
•	The director’s record of attendance.
•
Whether the director has had a material change in his or her circumstances, such as a change of principal occupation, in which case the director must resign (the Board will decide to accept or reject the director’s resignation).

•	Other significant changes in the ability of a director to contribute to the Board.

10	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Statement of Corporate Gover nance Practices

COMMITTEE	MEMBERS*	KEY RESPONSIBILITIES
Corporate Governance Committee	John M. Thompson (Chair) Wendy K. Dobson Darren Entwistle Harold H. MacKay Brian F. MacNeill
Responsibility for corporate governance of TDBFG:
•    Set the criteria for selecting new directors and the Board’s approach to director independence;
•    Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders;
•    Develop and recommend to the Board a set of corporate governance principles aimed at fostering a healthy governance culture at TDBFG;
•    Review and recommend the compensation of the directors of TDBFG;
•    Satisfy itself that TDBFG communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;
•    Oversee the evaluation of the Board and committees.

Management Resources Committee	Brian F. MacNeill (Chair) Marshall A. Cohen Pierre H. Lessard Wilbur J. Prezzano Helen K. Sinclair John M. Thompson
Responsibility for management’s performance evaluation,
compensation and succession planning:
•    Discharge, and assist the Board in discharging, the responsibility of the Board relating to executive compensation as set out in this
Committee’s charter;
•    Set performance objectives for the CEO, which encourage TDBFG’s long-term financial success and regularly measure the CEO’s performance against these objectives;
•    Determine the recommended compensation for the CEO and certain executive officers in consultation with independent advisors who help us set competitive compensation for the CEO that meets TDBFG’s hiring, retention and performance objectives;
•    Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO;
•    Oversee the selection, evaluation, development and compensation of other members of senior management;
•    Produce a report on executive compensation for the benefit of shareholders, which is published in TDBFG’s annual proxy circular and review, as appropriate, any other major public disclosures concerning executive compensation.

Risk Committee	Roger Phillips (Chair) William E. Bennett Hugh J. Bolton Marshall A. Cohen Harold H. MacKay Wilbur J. Prezzano
Supervising the management of risk of TDBFG:
•    Identify and monitor the key risks of TDBFG and evaluate their management;
•    Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk;
•    Satisfy itself that policies are in place to manage the risks to which TDBFG is exposed, including market, operational, liquidity, credit, regulatory and reputational risk;
•    Provide a forum for “big-picture” analysis of future risks including considering trends;
•    Critically assess TDBFG’s business strategies and plans from a risk perspective

Audit Committee	Hugh J. Bolton (Chair) William E. Bennett John L. Bragg Donna M. Hayes Henry H. Ketcham Helen K. Sinclair
Supervising the quality and integrity of TDBFG’s financial reporting:
•    Oversee reliable, accurate and clear financial reporting to shareholders;
•    Oversee internal controls - the necessary checks and balances must be in place;
•    Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditors - the shareholders’ auditors report directly to this Committee;
•    Listen to the shareholders’ auditors and internal auditor and the chief compliance officer, and evaluate the effectiveness and independence of each;
•    Oversee the establishment and maintenance of processes that ensure TDBFG is in compliance with the laws and regulations that apply to it as well as its own policies;
•    Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TDBFG that are federally-regulated financial institutions and insurance companies;
•    Receive reports on and approve, if appropriate, transactions with related parties.

*as of December 1, 2005

Last year, the Board introduced specific term limits for directors. Directors are expected to serve up to ten years, subject to solid annual performance assessments, annual re-election by the shareholders, and other considerations described above. On the Corporate Governance Committee’s recommendation, the Board may extend a director’s initial ten-year term limit by an additional five years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the Board may extend a director’s term limit for a further five years.
The Board has a long-standing retirement age of 70 years. However, for a director who does not serve his or her ten-year term by the time the director reaches the mandatory retirement age of 70, the Board has discretion to make a one-time decision at 70 to extend the director’s service until the earlier of the end of his or her ten-year term or age 75, always subject to solid annual performance assessments and annual re-election by the shareholders.
In response to a proposal by institutional investors represented by the Canadian Coalition for Good Governance, the Board adopted a policy that if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders, the director will tender his or her resignation to the Chairman of the Board, to be effective when accepted by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days from the annual meeting to make a final decision and announce it by way of press release. This policy is in effect for this year’s annual shareholder meeting.

HOW ARE THE DIRECTORS EVALUATED?

The Board also has an annual, consolidated feedback process that covers the Board, the Chairman of the Board, the committees, individual directors (through both self-review and peer review) and the Chief Executive Officer, and includes input from selected management. The Chair of the Management Resources Committee leads the evaluation of the Chairman of the Board. This comprehensive feedback process helps the Chairman of the Board, the Corporate Governance Committee and the Board to provide constructive comments to help ensure that the right programs are in place for improving the individual skills of directors and the functioning and effectiveness of the Board as a whole. The evaluation of the Chief Executive Officer allows the Board to satisfy itself as to the integrity of the Chief Executive Officer, and as to his effectiveness in fostering a culture of integrity and compliance throughout TDBFG.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Statement of Corporate Gover nance Practices	11

INDEPENDENCE IS KEY - HOW DOES THE BOARD ENSURE THAT IT IS INDEPENDENT OF MANAGEMENT?

Our Board of Directors needs to be able to operate independently of management in order to be effective. In essence, this means that a large majority of the Board and all Committee members are not part of management of the Bank and do not have relationships with the Bank that would make them personally beholden to the Bank and consequently interfere with their independent judgment. To further this goal, the Board has adopted a Director Independence Policy and has delegated to the Corporate Governance Committee responsibility for recommending to the Board independence criteria for directors and evaluating the independence of the directors annually. In addition to the Director Independence Policy, the Board has implemented the following policies and practices:
•	The Board and its committees may, at their election, meet independently of management at any time.
•	The Board and its committees have the authority to engage their own independent advisors.
•	The non-management directors annually appoint a strong, independent Chairman of the Board with a clear mandate to provide leadership for the independent directors.
•	There is a policy requiring all directors to acquire, over a set period of time, common shares of the Bank with a value equivalent to at least six times their respective annual retainer.
•
The Board Charter requires, among other things, the provision of high-quality information for directors - a comprehensive educational session for new directors (also serving as a refresher for current directors), periodic educational presentations on topics of importance to particular committees and the Board as a whole, access to management, and sufficient time to review material in advance of meetings.

Board members understand that independence requires more - it requires preparation for meetings, understanding the issues, strength, integrity and an inquiring mind.

COMMITTEES OF THE BOARD OF DIRECTORS

We have four committees of the Board of Directors. They are the Corporate Governance Committee, the Management Resources Committee, the Risk Committee and the Audit Committee. Each committee operates under a written charter that sets out its responsibilities and composition requirements. All committee members are directors who are independent under the Bank’s Director Independence Policy.
Each committee reviews its charter annually to be satisfied that it meets or exceeds the regulatory obligations and the obligations to shareholders. The committee evaluates itself each year to satisfy itself that it is meeting its charter responsibilities and operating effectively. It is the current practice of each committee to establish annual objectives or key goals to provide focus to the core responsibilities and activities of the committees, and assist in prioritizing the time and effort of the committees throughout the year. Each committee then measures its progress in meeting its objectives periodically throughout the year.
Committees can meet independently of management at any time and each committee has established its own additional practices. For example, the Audit Committee meets independently with each of the Chief Financial Officer, Chief Compliance Officer, the shareholders’ auditors, the head of Internal Audit and on its own at each of its regularly scheduled quarterly meetings. Each committee also has the authority to engage independent advisors, paid for by the Bank, to provide expert advice to the committee.
This year, the Board adopted a written charter for Committee Chairs that sets out their responsibilities. A copy of this Charter can be found in the Corporate Governance section of our web site - www.td.com/governance. The chair of each committee spends significant additional time on the duties of the committee and interacts with members of management as appropriate.
Pursuant to the Charter for Committee Chairs, the committee chairs, in conjunction with the Chairman of the Board, Corporate Secretary and management, set the agenda for committee meetings. The committee chairs report to the full Board following committee meetings and the minutes of each committee meeting are circulated to the whole Board.

THE AUDIT COMMITTEE AND THE SHAREHOLDERS’ AUDITORS

The shareholders appoint the shareholders’ auditor at each annual meeting to hold office until the next annual meeting. On May 26, 2005, the Bank announced that the Board, in conjunction with a Selection Committee, requested and reviewed sole auditor proposals from the Bank’s two current external auditors. Following that review, the Audit Committee, on the recommendation of the Selection Committee unanimously recommended to the Board of Directors that Ernst & Young LLP be retained to audit the 2006 consolidated financial statements of the Bank and its subsidiaries. A single auditor offers shareholders enhanced audit efficiencies while providing the Bank’s management with greater flexibility in selecting consultants for non-audit related functions.
The shareholders’ auditors review each quarterly financial statement and audit the annual financial statements. Each year in the annual report, the shareholders’ auditors report to the shareholders on the audit of TDBFG and give the shareholders their opinion on the financial statements (see page 71). The audit and this report to shareholders are very important elements of TDBFG’s financial reporting process.
The Audit Committee, not management, is responsible for the relationship with the shareholders’ auditors. The Audit Committee’s processes reinforce this structure. The Audit Committee reviews the shareholders’ auditors’ plans, and the results of their audits and reviews. The Committee also meets with the shareholders’ auditors at every quarterly meeting without management present. This meeting provides a forum for the shareholders’ auditors to raise any concerns they may have and to confirm that they are being provided adequate access and cooperation by the management of TDBFG.
The shareholders’ auditors confirm annually their independence to the Audit Committee. In addition, the Audit Committee has in place a policy to restrict the provision of non-audit services by the shareholders’ auditors. Any such services must be permitted services and must be pre-approved by the Audit Committee pursuant to the policy. As a result of the Bank’s move to a sole auditor, the policy has been amended to further limit the provision of non-audit services by the shareholders’ auditor. The Audit Committee also pre-approves the audit services and the fees to be paid. Additional information regarding audit and non-audit services can be found on page 70.
The members of TDBFG’s Audit Committee bring significant skill and experience to their responsibilities, including academic and professional experience in accounting, business and finance. The Board has determined that there is at least one audit committee member who has the attributes of an audit committee financial expert. Hugh Bolton, Chair of TDBFG’s Audit Committee, is an audit committee financial expert as defined in the U.S. Sarbanes-Oxley Act and is independent under the U.S. Sarbanes-Oxley Act independence standards applicable to audit committees. Mr. Bolton has over 40 years of experience in the accounting industry, including as a former partner, Chairman and CEO of Coopers & Lybrand Canada, Chartered Accountants. He remains a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants and has significant experience with accounting and auditing issues relating to financial service corporations such as TDBFG. The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Bolton nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or Board.

12	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 Statement of Corporate Gover nance Practices

Exhibit 5

MORE ABOUT US

Senior Officers

W. Edmund Clark Toronto President and Chief Executive Officer

CORPORATE OFFICE

Bharat B. Masrani Toronto Vice Chair and Chief Risk Officer	Fredric J. Tomczyk Toronto Vice Chair Corporate Operations	Theresa L. Currie[1] Oakville Executive Vice President Human Resources	Colleen M. Johnston[1] Toronto Executive Vice President and Chief Financial Officer	Daniel A. Marinangeli Toronto Executive Vice President Corporate Development	Christopher A. Montague Oakville Executive Vice President and General Counsel

Corporate Office Senior Vice Presidents:

Riaz Ahmed Oakville Corporate Development Robert M. Aziz[1] Oakville Legal Mark R. Chauvin Burlington Credit Risk Management Barbara I. Cromb Toronto Corporate Development	John T. Davies Mississauga Enterprise Technology Solutions D. Suzanne Deuel Toronto Operational Risk and Insurance Management Donald E. Drummond Toronto TD Economics	David M. Fisher Burlington Office of the Ombudsman William R. Gazzard[1] Toronto Compliance Phillip D. Ginn Richmond Hill Computing Services Paul W. Huyer Toronto Finance	Alan J. Jette Toronto Treasury and Balance Sheet Management Nico Meijer Toronto Global Risk Management Strategy Dominic J. Mercuri Burlington Chief Marketing Officer	David W. McCaw Oakville Human Resources Kerry A. Peacock Toronto Corporate and Public Affairs S. Kenneth Pustai Ancaster Human Resources	Chakravarthi Raghunathan[1] Hoboken, New Jersey Trading Risk J. David Sloan Toronto Audit Steven L. Tennyson Toronto Chief Information Officer Alan E. Wheable Oakville Taxation

CANADIAN PERSONAL AND COMMERCIAL BANKING

Bernard T. Dorval Toronto Group Head Business Banking and Insurance Co-Chair TD Canada Trust	Timothy D. Hockey Mississauga Group Head Personal Banking Co-Chair TD Canada Trust	Paul C. Douglas Burlington Executive Vice President Commercial Banking	Brian J. Haier Toronto Executive Vice President Retail Distribution	Alain P. Thibault Outremont Executive Vice President Property and Casualty Insurance and Chief Executive Officer TD Meloche Monnex Inc.

Canadian Personal and Commercial Banking Senior Vice Presidents:

Cathy L. Backman
Toronto
e.Bank

Joan D. Beckett
Toronto
Greater Toronto Area
Suburban Region
Retail Distribution

John A. Capozzolo
Toronto
Retail Sales & Service
Retail Distribution

Paul M. Clark
Toronto
Small Business Banking
and Merchant Services

James E. Coccimiglio
Pickering
Greater Toronto Area
Commercial Banking

Susan A. Cummings[1]
Richmond Hill
Human Resources

Alan H. Desnoyers
Kirkland
Quebec District
Commercial Banking

Alexandra P.
Dousmanis-Curtis
London
Ontario South
West Region
Retail Distribution

Lisa A. Driscoll-Biggs
Bedford
Atlantic Region
Retail Distribution

Christopher D. Dyrda
Calgary
Western District
Commercial Banking

Charles A. Hounsell
Oakville
Ontario Central Region
Retail Distribution

Sean E. Kilburn
Toronto
TD Life Group

Christine Marchildon[1]
Pointe Claire
Québec Region
Retail Distribution

Margo M. McConvey
Mississauga
Core Banking and Term
Products

Damian J. McNamee
Pickering
Finance

Ronald J. McInnis
Manotick
Ontario North and East
Region
Retail Distribution

David I. Morton
Oakville
Sales and Service
Commercial Banking

Dwight P. O’Neill
Toronto
Chief Risk Officer
Personal Banking

Suzanne E. Poole
Vancouver
Pacific Region
Retail Distribution

Lisa A. Reikman
Toronto
Commercial National
Accounts

Heather D. Ross[1]
Toronto
Retail Transformation

Bruce M. Shirreff
Toronto
Real Estate Secured
Lending and Credit
Administration

R. Iain Strump
Calgary
Prairie Region
Retail Distribution

Ian B. Struthers
Toronto
Ontario District
Commercial Banking

Paul I.Verwymeren
Burlington
Commercial Credit Risk
Management

Paul J. Vessey[1]
Toronto
VISA and Unsecured
Lending Products

M. Suellen Wiles
Mississauga
Greater Toronto Area
Central Region
Retail Distribution

118	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 More About Us

U.S. PERSONAL AND COMMERCIAL BANKING

William J. Ryan[1] Falmouth, Maine Group Head US Personal and Commerical Banking Chairman, Chief Executive Officer and President TD Banknorth and Vice Chair TD Bank Financial Group	Peter J.Verrill[1] Falmouth, Maine Senior Executive Vice President and Chief Operating Officer TD Banknorth

WHOLESALE BANKING		INVESTMENT MANAGEMENT

Robert E. Dorrance Toronto Group Head Wholesale Banking Chairman and Chief Executive Officer TD Securities and Vice Chair TD Bank Financial Group	Michael W. MacBain Toronto Executive Vice President and President TD Securities	Robert F. MacLellan Toronto Executive Vice President and Chief Investment Officer

Wholesale Banking Senior Vice Presidents:				Investment Management Senior Vice Presidents:

Sinan Akdeniz Mississauga Operations Rod F. Ashtaryeh New York, New York U.S. Media Communications Warren W. Bell Oakville Human Resources	John F. Coombs Toronto Credit Management Martine M. Irman Toronto Global Foreign Exchange and Money Markets Paul N. Langill Toronto Finance	Jason A. Marks Toronto Energy Trading and International Proprietary Equity Trading Patrick B. Meneley Toronto Investment Banking	Brendan O’Halloran New Canaan Connecticut TD Securities USA Robbie J. Pryde Toronto Institutional Equities	Barbara F. Palk Toronto TD Asset Management John R. Pepperell Toronto TD Asset Management	Satish C. Rai Pickering TD Asset Management

WEALTH MANAGEMENT			WEALTH MANAGEMENT - USA

William H. Hatanaka[1] Toronto Group Head Chairman and Chief Executive Officer TD Waterhouse Canada	Michael A. Foulkes Leeds, United Kingdom Executive Vice President TD U.K. Brokerage	John G. See Oakville Executive Vice President Discount Brokerage and Financial Planning	T. Christian Armstrong New York, New York Executive Vice President and Acting President TD Waterhouse USA	Diane E. Walker New York, New York Executive Vice President and Chief Administrative Officer TD Waterhouse USA

Wealth Management Senior Vice Presidents:				Wealth Management - USA Senior Vice Presidents:

William R. Fulton[1] Toronto Private Client Services Robert A. Hamilton Edinburgh, Scotland NatWest Stockbrokers	Gerard J. O’Mahoney Oakville TD Waterhouse Operations David P. Pickett[1] Toronto Practice Management	Timothy P. Pinnington Toronto TD Mutual Funds Michael E. Reilly[1] Oakville TD Waterhouse Investment Advice	Rudy J. Sankovic[1] Pickering Finance Kevin J. Whyte[1] Oakville Technology Solutions	J. Thomas Bradley Jr. Essex Fells, New Jersey Institutional Services TD Waterhouse USA Janet M. Hawkins New York, New York Marketing TD Waterhouse USA	Richard J. Rzasa Hoboken, New Jersey Technology Solutions TD Waterhouse USA

All of the senior officers listed have held management or senior management positions with the Bank for the past five years. The list of senior officers above includes their municipality of residence. The listing is as of December 1, 2005.

1
These senior officers have not been with the Bank for the past five years. Each has previously held management or senior management positions with another financial institution, investment counsellor, public relations firm, information technology company, government regulator or law firm during the past five years.

Andrea Rosen, Vice Chair TD Bank Financial Group, currently on leave of absence.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 More About Us	119

Exhibit 6

MORE ABOUT US

Corporate Responsibility Report 2005

There’s more to TD Bank Financial Group than financial results. Complementing this Annual
Report, each year we publish our Corporate Responsibility Report*. This report details our commitment to Canadians and their communities, the environment, support for customers and employees, and efforts to maximize long-term value for shareholders. It serves as an effective benchmark of both our past accomplishments and future challenges.

TDBFG believes that building our corporate culture based on strong Guiding Principles and clearly defining how we view leadership both within our organization and in the communities in which we live and work, will set us apart as we continuously strive to be “the better bank” for all our stakeholders.

HIGHLIGHTS FROM OUR 2005 CORPORATE RESPONSIBILITY REPORT:

•
Involved in our communities: TDBFG donated over $27.5 million to charities and community causes last year, with an emphasis on three key areas: children’s health; education and literacy; and the environment. Our employees volunteered countless hours and raised money through fundraising events to benefit the well-being of others.

•
Making diversity a business priority: Implementing an enhanced strategy on diversity was a key business priority. Management structures were put in place, steps were taken to make our workplace more inclusive and accommodating, and through participation in external programs like The Mentoring Partnership and Passages to Canada we supported diversity initiatives in the community.

•
Respecting the environment: We continued to incorporate sound environmental management processes in our operations and supported over 900 community-based initiatives through the TD Friends of the Environment Foundation.

•
Developing and recognizing our people: To support our employees, we launched a number of initiatives including new career planning resources and a recognition and rewards program linked to TDBFG’s Guiding Principles.

•	Ensuring customer protection and accessibility: Maintaining and improving the accessibility, security, and safety of our facilities and services remained an ongoing focus in 2005.

OUR GUIDING PRINCIPLES:
Be customer driven
Respect each other
Execute with excellence
Know our business
Enhance our brand
Increase shareholder value

OUR LEADERSHIP PRINCIPLES:
Make an impact
Build for the future
Inspire the will to win
Work effectively in teams
Live transparency
Show excellent judgment
Demonstrate integrity

*    Our 2005 Corporate Responsibility Report will be available after March 1, 2006. Visit td.com/community.

120	TD BANK FINANCIAL GROUP ANNUAL REPORT 2005 More About Us

Exhibit 7

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report to the Directors

We have audited the Consolidated Balance Sheets of The Toronto-Dominion Bank as at October 31, 2005 and 2004 and the Consolidated Statements of Operations, Changes in Shareholders' Equity and Cash Flows for each of the years in the three year period ended October 31, 2005. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP  /s/ PricewaterhouseCoopers LLP
Chartered Accountants  Chartered Accountants
Toronto, Canada
November 22, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of The Toronto-Dominion Bank's Consolidated Financial Statements, such as the changes described in Note 1 to the Consolidated Financial Statements. Our report to the directors dated November 22, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the Consolidated Financial Statements.

/s/ Ernst & Young LLP  /s/ PricewaterhouseCoopers LLP
Chartered Accountants  Chartered Accountants
Toronto, Canada
November 22, 2005

Exhibit 8

Consent of Independent Auditors

We consent to the incorporation by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005 and to the use in this Annual Report on Form 40-F of our report dated November 22, 2005 on the consolidated balance sheets of The Toronto-Dominion Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended October 31, 2005, which appears in the Bank's 2005 Annual Report to Shareholders and our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference which appears in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP	/s/ PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants
Toronto, Canada December 12, 2005

Exhibit 9

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

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	December 12, 2005
/s/ W. EDMUND CLARK
Name:	W. Edmund Clark
Title:	President and Chief Executive Officer

Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

I, Colleen Johnston, Executive Vice President and Chief Financial Officer, certify that:

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

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	December 12, 2005
/s/ COLLEEN JOHNSTON
Name:	Colleen Johnston
Title:	Executive Vice President and Chief Financial Officer

Exhibit 10

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted
Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

In connection with the Annual Report of The Toronto-Dominion Bank (the "Bank") on Form 40-F for the year ended October 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Edmund Clark, President and Chief Executive Officer of the Bank, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

Date:	December 12, 2005
/s/ W. EDMUND CLARK
Name:	W. Edmund Clark
Title:	President and Chief Executive Officer

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted
Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

In connection with the Annual Report of The Toronto-Dominion Bank (the "Bank") on Form 40-F for the year ended October 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Colleen Johnston, Executive Vice President and Chief Financial Officer of the Bank, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

Date:	December 12, 2005
/s/ COLLEEN JOHNSTON
Name:	Colleen Johnston
Title:	Executive Vice President and Chief Financial Officer