Form 40-F
period 2006-10-31
TORONTO DOMINION BANK
filed 2006-12-11
CIK 947263

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐ Registration statement pursuant to section 12 of the
Securities Exchange Act of 1934

or

☒    Annual report pursuant to section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number
October 31, 2006	1-14446

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

Common Shares	718,670,081
Class A First Preferred Shares, Series M	14,000,000
Class A First Preferred Shares, Series N	8,000,000
Class A First Preferred Shares, Series O	17,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-_____________	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Disclosure Controls and Procedures

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures on page 70 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Management’s Report on Internal Control Over Financial Reporting on page 70 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States) on page 72 of Exhibit 99.3: 2006 Annual Statement is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Changes in Internal Control Over Financial Reporting on page 70 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Audit Committee on page 12 of Exhibit 99.1: Annual Information Form is incorporated by reference herein.

Code of Ethics

The Registrant has adopted the Code of Conduct and Ethics for Employees and Directors as its code of ethics applicable to the Registrant’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Vice President and Chief Accountant. The Registrant undertakes to provide a copy of its code of ethics to any person without charge upon request. Such request may be made by mail, telephone, facsimile or e-mail to:

The Toronto-Dominion Bank
Shareholder Relations
P.O. Box 1, TD Centre
12th Floor, TD Tower
Toronto, Ontario, Canada M5K 1A2
Telephone:    1-866-756-8936
Facsimile:       416-982-6166
E-mail:            tdshinfo@td.com

Prior to February 2006, the Registrant’s code of ethics applicable to the Registrant’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Vice President and Chief Accountant consisted of its Guidelines of Conduct. In February 2006, the Registrant released a new Code of Conduct and Ethics for Employees and Directors for the TD Bank Financial Group (“TDBFG”) consisting of the previous Guidelines of Conduct compiled together with the Bank’s General Regulations and Conflicts of Interest Procedures, in order to provide employees and directors with a clearer understanding of the Registrant’s standards and best practices. The Code of Conduct and Ethics for Employees and Directors was made available on the Registrant’s website and filed with the SEC on Form 6-K.

At that time, the following new sections were added to the Code of Conduct and Ethics for Employees and Directors: (a) Cooperating with Investigations; (b) Personal Borrowing and Lending; (c) Recommending Service Providers to Customers; and (d) Disclosure of TDBFG Information. As well, some content in the following sections was updated based on new regulatory requirements or industry practice: (a) Executorships, Agencies and Powers of Attorney; (b) Criminal Record; and (c) Irregular Business Conduct. In addition, some content was shortened or deleted because it was covered in the following other policies or procedures, variously applicable to employees and/or directors, which were specifically referenced in the Code of Conduct and Ethics for Employees and Directors: (a) TDBFG Alcohol and Substance Abuse Policy; (b) TDBFG Respect in the Workplace Policy; (c) TDBFG Internet, Email & Electronic Media Policy; (d) TDBFG Firewalls Policy and Procedures and Windows Policy; (e) TDBFG Disclosure Policy; (f) TDBFG Expense Policy; (g) TDBFG Directorships and Outside Business Interests Guidelines; (h) TDBFG customer privacy code - Protecting Your Privacy and the Employee Guide to TD’s Privacy Code; and (i) TDBFG employee privacy policy - Privacy and Protection of Employee Information and the TDBFG Employee Privacy Code.

In addition, certain business lines within the TDBFG have supplementary guidelines of conduct and policies that apply to employees or directors working for, or on behalf of, those businesses, that must also be complied with.

No waivers from the provisions of the Code of Conduct and Ethics for Employees and Directors were granted in the fiscal year ended October 31, 2006 to the Registrant’s President and Chief Executive Officer, Executive Vice President and Chief Financial Office and Vice President and Chief Accountant.

Principal Accountant Fees and Services

The disclosure provided under the heading Pre-Approval Policies and Shareholders’ Auditor Service Fees on page 14 of Exhibit 99.1: Annual Information Form is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Pre-Approval Policies and Shareholders’ Auditor Service Fees on page 13 of Exhibit 99.1: Annual Information Form is incorporated by reference herein.

Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees

N/A

Off-balance Sheet Arrangements

The disclosure provided under the heading Group Financial Condition - Off-balance Sheet Arrangements on pages 53 to 55 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The disclosure provided in Table 34 Contractual Obligations by Remaining Maturity on page 55 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Identification of the Audit Committee

The disclosure provided under the heading Audit Committee on pages 12 and 13 of Exhibit 99.1: Annual Information Form identifying the Bank’s Audit Committee is incorporated by reference herein.

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

THE TORONTO-DOMINION BANK

DATE: December 11, 2006	By:	/s/ CHRISTOPHER A. MONTAGUE
	Name:	Christopher A. Montague
	Title:	Executive Vice President and General Counsel

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

THE TORONTO-DOMINION BANK

________________________________________

EXHIBITS

_________________________________________

INDEX TO EXHIBITS

No.	Exhibits
99.1	Annual Information Form dated December 8, 2006
99.2	Management’s Discussion and Analysis
99.3	2006 Annual Financial Statements
99.4	Principal Subsidiaries
99.5	Corporate Governance Disclosure
99.6	Corporate Responsibility Report 2006
99.7	Code of Ethics
99.8	Consent of the Independent Auditors
99.9	Consent of the Independent Auditors
99.10	Auditors' Report to the Directors
99.11	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
99.12	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002