Form 40-F
period 2007-10-31
TORONTO DOMINION BANK
filed 2007-11-29
CIK 947263

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

   ☐    Registration statement pursuant to section 12 of the
Securities Exchange Act of 1934

or

  ☒    Annual report pursuant to section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number
October 31, 2007	1-14446

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

Common Shares	718,724,830
Class A First Preferred Shares, Series M	14,000,000
Class A First Preferred Shares, Series N	8,000,000
Class A First Preferred Shares, Series O	17,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82- ____________	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Disclosure Controls and Procedures

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Disclosure Controls and Procedures on page 75 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Management’s Report on Internal Control Over Financial Reporting on page 75 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States) on page 77 of Exhibit 99.3:  2007 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Changes in Internal Control Over Financial Reporting on page 75 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Audit Committee on page 14 of Exhibit 99.1:  Annual Information Form dated November 29, 2007 is incorporated by reference herein.

Code of Ethics

The Registrant has adopted the Code of Conduct and Ethics for Employees and Directors as its code of ethics applicable to the Registrant’s President and Chief Executive Officer, Group Head, Finance and Chief Financial Officer, Corporate Office and Vice President and Chief Accountant.  The Registrant undertakes to provide a copy of its code of ethics to any person without charge upon request.  Such request may be made by mail, telephone, facsimile or e-mail to:

The Toronto-Dominion Bank
Shareholder Relations
P.O. Box 1, TD Centre
12th Floor, TD Tower
Toronto, Ontario, Canada  M5K 1A2
Telephone:    1-866-756-8936
Facsimile:       416-982-6166
E-mail:             tdshinfo@td.com

In January 2007, an amended version of the Registrant’s Code of Conduct and Ethics for Employees and Directors applicable to the Registrant’s President and Chief Executive Officer, Group Head, Finance and Chief Financial Officer, Corporate Office, and Vice President and Chief Accountant was filed with the SEC on Form 6-K and made available on the Registrant’s website.

The amendments made to the Registrant’s Code of Conduct and Ethics for Employees and Directors at that time related to clarifying and expanding the section entitled “Gifts and Entertainment”.  Restrictions on accepting offers of entertainment were added, as were restrictions on the offering and giving of gifts to specified stakeholders.  In addition, approval processes for certain types of gifts or entertainment were added.  These changes were intended to provide further clarification and guidance.

No waivers from the provisions of the Code of Conduct and Ethics for Employees and Directors were granted in the fiscal year ended October 31, 2007 to the Registrant’s President and Chief Executive Officer, Group Head, Finance and Chief Financial Officer, Corporate Office and Vice President and Chief Accountant.

Principal Accountant Fees and Services

The disclosure provided under the heading Pre-Approval Policies and Shareholders’ Auditor Service Fees on page 16 of Exhibit 99.1:  Annual Information Form dated November 29, 2007 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Pre-Approval Policies and Shareholders’ Auditor Service Fees on page 15 of Exhibit 99.1:  Annual Information Form dated November 29, 2007 is incorporated by reference herein.

During the fiscal year ended October 31, 2007, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees

N/A

Off-balance Sheet Arrangements

The disclosure provided under the heading Group Financial Condition - Off-balance Sheet Arrangements on pages 56 to 58 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The disclosure provided in Table 35 Contractual Obligations by Remaining Maturity on page 58 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Identification of the Audit Committee

The disclosure provided under the heading Audit Committee on pages 14 and 15 of Exhibit 99.1:  Annual Information Form dated November 29, 2007 identifying the Bank’s Audit Committee is incorporated by reference herein.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE TORONTO-DOMINION BANK

DATE: November 29, 2007	By:	/s/ CHRISTOPHER A. MONTAGUE
	Name:	Christopher A. Montague
	Title:	Executive Vice President and General Counsel

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

THE TORONTO-DOMINION BANK

________________________________________

EXHIBITS

_________________________________________

INDEX TO EXHIBITS

No.	Exhibits
99.1	Annual Information Form dated November 29, 2007
99.2	Management’s Discussion and Analysis
99.3	2007 Annual Financial Statements
99.4	Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles
99.5	Code of Ethics
99.6	Consent of Independent Registered Public Accounting Firm
99.7	Consent of Independent Registered Public Accounting Firm
99.8	Auditors’ Report to the Directors
99.9	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
99.10	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002