Form 40-F
period 2008-10-31
TORONTO DOMINION BANK
filed 2008-12-04
CIK 947263

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐ Registration statement pursuant to section 12 of the
Securities Exchange Act of 1934

or

☒ Annual report pursuant to section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number
October 31, 2008	1-14446

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

Common Shares	811,197,068
Class A First Preferred Shares, Series M	14,000,000
Class A First Preferred Shares, Series N	8,000,000
Class A First Preferred Shares, Series O	17,000,000
Class A First Preferred Shares, Series P	10,000,000
Class A First Preferred Shares, Series Q	8,000,000
Class A First Preferred Shares, Series R	10,000,000
Class A First Preferred Shares, Series S	10,000,000
Class A First Preferred Shares, Series Y	10,000,000
Class A First Preferred Shares, Series AA	10,000,000

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

Disclosure Controls and Procedures

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Disclosure Controls and Procedures on page 85 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Management’s Report on Internal Control Over Financial Reporting on page 85 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States) on page 87 of Exhibit 99.3:  2008 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Changes in Internal Control Over Financial Reporting on page 85 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Audit Committee on page 14 of Exhibit 99.1:  Annual Information Form dated December 3, 2008 is incorporated by reference herein.

Code of Ethics

The Registrant has adopted the Code of Conduct and Ethics for Employees and Directors as its code of ethics applicable to the Registrant’s President and Chief Executive Officer, Group Head, Finance and Chief Financial Officer, Corporate Office and Senior Vice President and Chief Accountant.  The Registrant undertakes to provide a copy of its code of ethics to any person without charge upon request.  Such request may be made by mail, telephone, facsimile or e-mail to:

The Toronto-Dominion Bank
Shareholder Relations
66 Wellington Street West
12th Floor, TD Tower
Toronto, Ontario,
Canada  M5K 1A2
Telephone:    1-866-756-8936
Facsimile:       416-982-6166
E-mail:             tdshinfo@td.com

In January 2008, an amended version of the Registrant’s Code of Conduct and Ethics for Employees and Directors applicable to the Registrant’s President and Chief Executive Officer, Group Head, Finance and Chief Financial Officer, Corporate Office, and Senior Vice President and Chief Accountant was filed with the SEC on Form 6-K and made available on the Registrant’s website at www.td.com.

The key amendments made to the Registrant’s Code of Conduct and Ethics for Employees and Directors at that time, included the addition of: a) new content at Section 2-A - Criminal Record, to include the requirement to notify TD Bank Financial Group if you are charged with and/or found guilty of an offense; b) new content at Section 2-C - Gifts and Entertainment, to explain circumstances under which employees can take advantage of discounts offered by third parties; c) new content at Section 2-D - Alcohol and Substance Abuse, to make specific reference to prevent consumption of alcohol at TD Bank Financial Group locations or events by impaired or underage individuals and to encourage employees to prevent drunk driving; d) new content at Section 2-E - Harassment, Discrimination and Violence in the Workplace, that violence in the workplace is prohibited; e) new content at Section 2-G - Irregular Business Conduct, to expand the descriptions of irregular business conduct to include “Anti-Competitive Behaviour” and “Short Selling or Trading in Options of TD Bank Securities”; f) new content at Section 3-F - Executorships, Agencies and Powers of Attorney, to add the prohibition that employees cannot be a beneficiary under a will or trust of a TD Bank Financial Group customer where the relationship may give rise to a conflict of interest concern; g) new content at Section 3-I - Disclosing Interest and Abstaining from Participation, that you must disclose personal interests in material transactions, as well as contracts; h) new content at Section 3-K - Political and Charitable Activity, that personal political contributions must not violate any prohibition; political activity is prohibited in the workplace and email group lists must not be used to solicit donations; and i) new content at Section 4 - Confidentiality of Information, to provide further clarification in relation to the confidentiality of client, employee and TD Bank Financial Group information.  In addition, the content was updated at:  a) Section 2-F - Use of Internet, Email and Electronic Media, that employees must comply with the new Electronic Communications Policy; and b) Section 4-D - Computer Systems Security, to change the wording to align with new policies and existing practices regarding communications over the computer network.

No waivers from the provisions of the Code of Conduct and Ethics for Employees and Directors were granted in the fiscal year ended October 31, 2008 to the Registrant’s President and Chief Executive Officer, Group Head, Finance and Chief Financial Officer, Corporate Office and Senior Vice President and Chief Accountant.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Pre-Approval Policies and Shareholders’ Auditor Service Fees on page 16 of Exhibit 99.1:  Annual Information Form dated December 3, 2008 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Pre-Approval Policies and Shareholders’ Auditor Service Fees on page 15 of Exhibit 99.1:  Annual Information Form dated December 3, 2008 is incorporated by reference herein.

During the fiscal year ended October 31, 2008, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees

N/A

Off-balance Sheet Arrangements

The disclosure provided under the heading Group Financial Condition - Off-balance Sheet Arrangements on pages 60 to 63 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The disclosure provided in Table 44 Contractual Obligations by Remaining Maturity on page 76 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Identification of the Audit Committee

The disclosure provided under the heading Audit Committee on pages 14 and 15 of Exhibit 99.1:  Annual Information Form dated December 3, 2008 identifying the Bank’s Audit Committee is incorporated by reference herein.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Comparison of NYSE Corporate Governance Rules

A Comparison of NYSE Corporate Governance Rules Required to be followed by U.S. Domestic Issuers and the Corporate Governance Practices of The Toronto-Dominion Bank (Disclosure Required by Section 303A.11 of the NYSE Listed Company Manual) is available on the Corporate Governance section of the Bank’s website www.td.com/governance.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE TORONTO-DOMINION BANK

DATE: December 4, 2008	By:	/s/ CHRISTOPHER A. MONTAGUE
	Name:	Christopher A. Montague
	Title:	Executive Vice President and General Counsel

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

THE TORONTO-DOMINION BANK
________________________________________

EXHIBITS
_________________________________________

INDEX TO EXHIBITS

No.	Exhibits
99.1	Annual Information Form dated December 3, 2008
99.2	Management’s Discussion and Analysis
99.3	2008 Annual Financial Statements
99.4	Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles
99.5	Code of Ethics
99.6	Consent of Independent Auditors
99.7	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
99.8	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002