Form 40-F
period 2009-10-31
TORONTO DOMINION BANK
filed 2009-12-03
CIK 947263

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐ Registration statement pursuant to section 12 of the
Securities Exchange Act of 1934

or

☒  Annual report pursuant to section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number
October 31, 2009	1-14446

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

Common Shares	859,585,103
Class A First Preferred Shares, Series M	14,000,000
Class A First Preferred Shares, Series N	8,000,000
Class A First Preferred Shares, Series O	17,000,000
Class A First Preferred Shares, Series P	10,000,000
Class A First Preferred Shares, Series Q	8,000,000
Class A First Preferred Shares, Series R	10,000,000
Class A First Preferred Shares, Series S	10,000,000
Class A First Preferred Shares, Series Y	10,000,000
Class A First Preferred Shares, Series AA	10,000,000
Class A First Preferred Shares, Series AC	8,800,000
Class A First Preferred Shares, Series AE	12,000,000
Class A First Preferred Shares, Series AG	15,000,000
Class A First Preferred Shares, Series AI	11,000,000
Class A First Preferred Shares, Series AK	14,000,000

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

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☐	No ☐

Disclosure Controls and Procedures

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Disclosure Controls and Procedures on page 88 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Management’s Report on Internal Control Over Financial Reporting on page 88 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Independent Auditors’ Reports to Shareholders - Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States) on page 3 of Exhibit 99.3:  2009 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Changes in Internal Control Over Financial Reporting on page 88 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Directors and Officers - Audit Committee on page 16 of Exhibit 99.1:  Annual Information Form dated December 2, 2009 is incorporated by reference herein.

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
E-mail:       tdshinfo@td.com

In January 2009, an amended version of the Registrant’s Code of Conduct and Ethics for Employees and Directors applicable to the Registrant’s President and Chief Executive Officer, Group Head, Finance and Chief Financial Officer, Corporate Office, and Senior Vice President and Chief Accountant was filed with the SEC on Form 6-K and made available on the Registrant’s website at www.td.com.

The key amendments made to the Registrant’s Code of Conduct and Ethics for Employees and Directors at that time, included the addition of: a) new content at Section 2-G - Irregular Business Conduct and Section 7B - Reporting Violations, to notify employees that the obligation to comply with the Code of Conduct and Ethics for Employees and Directors extends to their dealings with TD Bank Financial Group (TDBFG) as a customer and that TDBFG employees are expected to report such suspected breaches of the Code of Conduct and Ethics for Employees and Directors regardless of where they are in TDBFG; b) new content at Section 2-H - Dealing with TDBFG Assets, to notify employees that when they become aware of the actual or potential loss of TDBFG property, they are required to inform management; c) new content at Section 5 - Disclosure of TDBFG Information, to clarify that the Disclosure Policy applies to all employees, directors and officers of TDBFG; and d) new content at Section 7B - Reporting Violations, to explain that the TDBFG Whistleblower Hotline is an available channel through which employees can report suspected violations of the Code of Conduct and Ethics for Employees and Directors.

No waivers from the provisions of the Code of Conduct and Ethics for Employees and Directors were granted in the fiscal year ended October 31, 2009 to the Registrant’s President and Chief Executive Officer, Group Head, Finance and Chief Financial Officer, Corporate Office and Senior Vice President and Chief Accountant.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Directors and Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees on page 17 of Exhibit 99.1:  Annual Information Form dated December 2, 2009 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Directors and Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees on page 17 of Exhibit 99.1:  Annual Information Form dated December 2, 2009 is incorporated by reference herein.

During the fiscal year ended October 31, 2009, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees

N/A

Off-balance Sheet Arrangements

The disclosure provided under the heading Group Financial Condition - Off-Balance Sheet Arrangements on pages 54 to 56 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The disclosure provided in Table 45 Contractual Obligations by Remaining Maturity on page 74 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Identification of the Audit Committee

The disclosure provided under the heading Directors and Officers - Audit Committee on pages 16 and 17 of Exhibit 99.1:  Annual Information Form dated December 2, 2009 identifying the Bank’s Audit Committee is incorporated by reference herein.

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ CHRISTOPHER A. MONTAGUE
Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel

Date:	December 3, 2009

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

THE TORONTO-DOMINION BANK
________________________________________

EXHIBITS
_________________________________________

INDEX TO EXHIBITS

No.	Exhibits

99.1	Annual Information Form dated December 2, 2009

99.2	Management’s Discussion and Analysis

99.3	2009 Annual Financial Statements

99.4	Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles

99.5	Code of Ethics

99.6	Consent of Independent Auditors

99.7	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002