Form 40-F
period 2010-10-31
TORONTO DOMINION BANK
filed 2010-12-02
CIK 947263

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

   ☐    Registration statement pursuant to section 12 of the
Securities Exchange Act of 1934

or

  ☒    Annual report pursuant to section 13(a) or 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended	Commission File Number
October 31, 2010	1-14446

The Toronto-Dominion Bank
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

6029
(Primary Standard Industrial Classification Code Number (if applicable))

13-5640479
(I.R.S. Employer Identification Number (if applicable))

c/o General Counsel’s Office P.O. Box 1 Toronto-Dominion Centre Toronto, Ontario M5K 1A2 (416) 308-6963
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

Common Shares	879,695,232
Class A First Preferred Shares, Series M	14,000,000
Class A First Preferred Shares, Series N	8,000,000
Class A First Preferred Shares, Series O	17,000,000
Class A First Preferred Shares, Series P	10,000,000
Class A First Preferred Shares, Series Q	8,000,000
Class A First Preferred Shares, Series R	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series Y	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AA	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AC	8,800,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AE	12,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AG	15,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AI	11,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AK	14,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
Yes ☐	82-____________	No ☒

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

Disclosure Controls and Procedures

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Disclosure Controls and Procedures on page 89 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Management’s Report on Internal Control Over Financial Reporting on page 89 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Independent Auditors’ Reports to Shareholders - Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States) on page 3 of Exhibit 99.3:  2010 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies - Controls and Procedures - Changes in Internal Control Over Financial Reporting on page 89 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Directors and Officers - Audit Committee on pages 19 to 20 of Exhibit 99.1:  Annual Information Form dated December 1, 2010 is incorporated by reference herein.

Code of Ethics

The Registrant has adopted the Code of Conduct and Ethics for Employees and Directors as its code of ethics applicable to the Registrant’s Group President and Chief Executive Officer, Group Head Finance and Chief Financial Officer, and Senior Vice President and Chief Accountant.  The Registrant undertakes to provide a copy of its code of ethics to any person without charge upon request.  Such request may be made by mail, telephone, facsimile or e-mail to:

The Toronto-Dominion Bank
TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario,
Canada  M5K 1A2
Telephone:        1-866-756-8936
Facsimile:           416-982-6166
E-mail:                 tdshinfo@td.com

In January 2010, an amended version of the Registrant’s Code of Conduct and Ethics for Employees and Directors applicable to the Registrant’s Group President and Chief Executive Officer, Group Head Finance and Chief Financial Officer, and Senior Vice President and Chief Accountant was filed with the SEC on Form 6-K and made available on the Registrant’s website at www.td.com.

The key amendments made to the Registrant’s Code of Conduct and Ethics for Employees and Directors at that time, included the addition of:  a) new wording at Section 2-G - Personal Integrity - Irregular Business Conduct, to clarify that it is a violation of the Code to not only falsify books and records, but also other documents and filings that are disclosed publicly or directly to third parties, including government agencies and regulators; and b)  new wording at Section 3-E - Conflicts of Interest - Conducting Financial Transactions for Yourself or Involving Those in a Close Personal Relationship, to provide additional clarification with respect to personal banking transactions of Branch Managers in remote locations.

No waivers from the provisions of the Code of Conduct and Ethics for Employees and Directors were granted in the fiscal year ended October 31, 2010 to the Registrant’s Group President and Chief Executive Officer, Group Head Finance and Chief Financial Officer, and Senior Vice President and Chief Accountant.

The Code of Conduct and Ethics for Employees and Directors is available on the Registrant’s website at www.td.com.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Directors and Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees on pages 22 to 23 of Exhibit 99.1:  Annual Information Form dated December 1, 2010 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Directors and Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees on pages 22 to 23 of Exhibit 99.1:  Annual Information Form dated December 1, 2010 is incorporated by reference herein.

During the fiscal year ended October 31, 2010, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees

N/A

Off-balance Sheet Arrangements

The disclosure provided under the heading Group Financial Condition - Off-Balance Sheet Arrangements on pages 52 to 54 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The disclosure provided in Table 45 - Contractual Obligations by Remaining Maturity on page 72 of Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Identification of the Audit Committee

The disclosure provided under the heading Directors and Officers - Audit Committee on pages 19 to 20 of  Exhibit 99.1:  Annual Information Form dated December 1, 2010 identifying the Registrant’s Audit Committee is incorporated by reference herein.

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

Comparison of NYSE Corporate Governance Rules

A Comparison of NYSE Corporate Governance Rules Required to be followed by U.S. Domestic Issuers and the Corporate Governance Practices of The Toronto-Dominion Bank (Disclosure Required by Section 303A.11 of the NYSE Listed Company Manual) is available on the Corporate Governance section of the Registrant’s website www.td.com/governance.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ CHRISTOPHER A. MONTAGUE
Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel

Date:	December 2, 2010

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

THE TORONTO-DOMINION BANK

________________________________________

EXHIBITS

_________________________________________

INDEX TO EXHIBITS

No.	Exhibits
99.1	Annual Information Form dated December 1, 2010
99.2	Management’s Discussion and Analysis
99.3	2010 Annual Financial Statements
99.4	Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles
99.5	Code of Ethics
99.6	Consent of Independent Auditors
99.7	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
99.8	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002