Form 40-F
period 2011-10-31
TORONTO DOMINION BANK
filed 2011-12-01
CIK 947263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2011	Commission File Number 1-14446

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

Common Shares	902,449,894
Class A First Preferred Shares, Series O	17,000,000
Class A First Preferred Shares, Series P	10,000,000
Class A First Preferred Shares, Series Q	8,000,000
Class A First Preferred Shares, Series R	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series Y	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AA	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AC	8,800,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AE	12,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AG	15,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AI	11,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AK	14,000,000

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

Disclosure Controls and Procedures

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures – Disclosure Controls and Procedures included in Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures - Management’s Report on Internal Control Over Financial Reporting included in Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Independent Auditors’ Reports of Registered Public Accounting Firm to Shareholders – Report on Internal Control Under Standards of the Public Company Accounting Oversight Board (United States) included in Exhibit 99.3:  2011 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures -  Changes in Internal Control Over Financial Reporting included in Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Directors and Officers - Audit Committee included in Exhibit 99.1:  Annual Information Form dated November 30, 2011 is incorporated by reference herein.

Code of Ethics

The Registrant has adopted the Code of Conduct and Ethics for Employees and Directors (the “Code”) as its code of ethics applicable to all its employees and directors, including the Registrant’s Group President and Chief Executive Officer, Group Head Finance and Chief Financial Officer, and Senior Vice President and Chief Accountant.  The Registrant posts the Code on its website at www.td.com and also undertakes to provide a copy of its Code to any person without charge upon request.  Such request may be made by mail, telephone, facsimile or e-mail to:

The Toronto-Dominion Bank
TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario,
Canada M5K 1A2
Telephone:	1-866-756-8936
Facsimile:	416-982-6166
E-mail:	tdshinfo@td.com

On January 18, 2011, an amended version of the Code was filed with the SEC on Form 6-K and made available on the Registrant’s website.

The key amendments made to the Code at that time, included the addition of new wording at:  a) Section 2-G - Falsifying Accounts, Documents and Records, to clarify that employees are deemed to have made a false entry when they have not verified the information they enter into bank systems and records; b) Section 2-H - Dealing with TD Assets, to articulate a prohibition against employees and directors from buying TD foreclosure properties; and c) Section 3-F - Executorships, Agencies and Powers of Attorney, to clarify that the prohibition against acting in these capacities does not apply in the case of relatives (as defined in the section) and to provide clarification to permit employees accepting appointments where there is no real likelihood of a conflict of interest.  In addition to these changes, certain other editorial, technical, administrative and non-substantive amendments were made to the Code.

No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2011 to the Registrant’s Group President and Chief Executive Officer, Group Head Finance and Chief Financial Officer, or Senior Vice President and Chief Accountant.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Directors and Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1:  Annual Information Form dated November 30, 2011 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Directors and Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1:  Annual Information Form dated November 30, 2011 is incorporated by reference herein.

During the fiscal year ended October 31, 2011, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees

N/A

Off-balance Sheet Arrangements

The disclosure provided under the heading Group Financial Condition – Off-Balance Sheet Arrangements included in Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The disclosure provided in Table 56 - Contractual Obligations by Remaining Maturity included in Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Identification of the Audit Committee

The disclosure provided under the heading Directors and Officers - Audit Committee included in Exhibit 99.1:  Annual Information Form dated November 30, 2011 identifying the Registrant’s Audit Committee is incorporated by reference herein.

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

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ Norie C. Campbell
Name:	Norie C. Campbell
Title:	Executive Vice President and General Counsel

Date:	December 1, 2011

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 40-F

ANNUAL REPORT PURSUANT TO
SECTION 13(a) or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
_______________________________________

THE TORONTO-DOMINION BANK

________________________________________

EXHIBITS

_________________________________________

INDEX TO EXHIBITS

No.	Exhibits
99.1	Annual Information Form dated November 30, 2011
99.2	Management’s Discussion and Analysis
99.3	2011 Annual Financial Statements
99.4	Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles
99.5	Code of Ethics
99.6	Consent of Independent Auditors
99.7	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
99.8	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002