Form 40-F
period 2012-10-31
TORONTO DOMINION BANK
filed 2012-12-06
CIK 947263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2012	Commission File Number 1-14446

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

Common Shares	918,234,172
Class A First Preferred Shares, Series O	17,000,000
Class A First Preferred Shares, Series P	10,000,000
Class A First Preferred Shares, Series Q	8,000,000
Class A First Preferred Shares, Series R	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series Y	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AA	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AC	8,800,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AE	12,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AG	15,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AI	11,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AK	14,000,000

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

Management’s Annual Report on Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures – Management’s Report on Internal Control Over Financial Reporting included in Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Independent Auditors’ Reports of Registered Public Accounting Firm to Shareholders – Report on Internal Control Under Standards of the Public Company Accounting Oversight Board (United States) included in Exhibit 99.3:  2012 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures – Changes in Internal Control Over Financial Reporting included in Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Directors and Officers – Audit Committee included in Exhibit 99.1:  Annual Information Form dated December 5, 2012 is incorporated by reference herein.

Code of Ethics

The Registrant has adopted the Code of Conduct and Ethics for Employees and Directors (the “Code”) as its code of ethics applicable to all its employees and directors, including the Registrant’s Group President and Chief Executive Officer, Group Head Finance and Chief Financial Officer, and Senior Vice President and Chief Accountant.  The Registrant posts the Code on its website at www.td.com and also undertakes to provide a copy of its code of ethics to any person without charge upon request.  Such request may be made by mail, telephone, facsimile or e-mail to:

The Toronto-Dominion Bank
TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario,
Canada  M5K 1A2
Telephone:     1-866-756-8936
Facsimile:        416-982-6166
E-mail:          tdshinfo@td.com

On January 19, 2012, an amended version of the Code was filed with the SEC on Form 6-K and made available on the Registrant’s website.

The key amendments made to the Code at that time, included the addition of new wording at:  a) Section 2C – Gifts and Entertainment and Section 2G – Bribery, to add more clarity around the Anti-Bribery and Anti-Corruption policies and related policies and procedures; b) Section 2G – Short Selling or Trading in Options of TD Bank Securities, to highlight the prohibition against hedging market risk for equity compensation awards; c) Section 7B – Reporting Violations, to clarify a) that employees are also required to report violations of related policies, supplemental codes, compliance manuals, etc., in addition to reporting violations of the Code; and b) to streamline and simplify the external reporting process mandated by the Whistleblower Policy to make it easier to report Code violations confidentially and anonymously. In addition to these changes, certain other editorial, technical, administrative and non-substantive amendments were made to the Code, including a decision-making process to help reinforce the message that decisions which engage ethical judgment should be approached cautiously.

No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2012 to the Registrant’s Group President and Chief Executive Officer, Group Head Finance and Chief Financial Officer, and Senior Vice President and Chief Accountant.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Directors and Officers – Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1:  Annual Information Form dated December 5, 2012 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Directors and Officers – Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1:  Annual Information Form dated December 5, 2012 is incorporated by reference herein.

During the fiscal year ended October 31, 2012, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees

Not Applicable

Off-balance Sheet Arrangements

The disclosure provided under the heading Group Financial Condition – Securitization and Off-Balance Sheet Arrangements included in Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The disclosure provided in Table 60 – Contractual Obligations by Remaining Maturity included in Exhibit 99.2:  Management’s Discussion and Analysis is incorporated by reference herein.

Identification of the Audit Committee

The disclosure provided under the heading Directors and Officers – Audit Committee included in Exhibit 99.1:  Annual Information Form dated December 5, 2012 identifying the Registrant’s Audit Committee is incorporated by reference herein.

Mine Safety Disclosure

Not Applicable

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

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ Norie C. Campbell
Name:	Norie C. Campbell
Title:	Executive Vice President and General Counsel

Date:	December 6, 2012

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 40-F

ANNUAL REPORT PURSUANT TO
SECTION 13(a) or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

THE TORONTO-DOMINION BANK

________________________________________

EXHIBITS

_________________________________________

INDEX TO EXHIBITS

No.	Exhibits

99.1	Annual Information Form dated December 5, 2012

99.2	Management’s Discussion and Analysis

99.3	2012 Annual Financial Statements

99.4	Industry Guide 3 – Return on Assets, Dividend Payouts and Equity to Assets Ratios

99.5	Code of Ethics

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002