Form 40-F
period 2014-10-31
TORONTO DOMINION BANK
filed 2014-12-04
CIK 947263

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2014	Commission File Number 1-14446

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

Glenn Gibson The Toronto-Dominion Bank 31 West 52nd Street New York, NY 10019-6101 (212) 827-7000
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

Common Shares	1,846,242,603
Class A First Preferred Shares, Series P	10,000,000
Class A First Preferred Shares, Series Q	8,000,000
Class A First Preferred Shares, Series R	10,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S	5,387,491
Non-Cumulative Floating Rate Preferred Shares, Series T Non-Cumulative 5-Year Rate Reset Preferred Shares, Series Y	4,612,509 5,481,853
Non-Cumulative Floating Rate Preferred Shares, Series Z	4,518,147
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3	20,000,000

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

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Independent Auditors’ Report of Registered Public Accounting Firm to Shareholders – Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States) included in Exhibit 99.3: 2014 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures – Changes in Internal Control Over Financial Reporting included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Directors and Officers – Audit Committee included in Exhibit 99.1: Annual Information Form dated December 3, 2014 is incorporated by reference herein.

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

The Toronto-Dominion Bank

TD Shareholder Relations

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario, Canada M5K 1A2

Telephone: 1-866-756-8936

Facsimile: 416-982-6166

E-mail: tdshinfo@td.com

On January 23, 2014, an amended version of the Code was filed with the SEC on Form 6-K and made available on the Registrant’s website.

The key amendments made to the Code at that time, included the addition of new wording at: a) Section 2C – Gifts and Entertainment – to address concerns and increase transparency around employees attending out-of-town events; b) Section 2G – Due Diligence – new section to reinforce that employees must follow established due diligence procedures when committing TD to a loan or other business transaction; c) Section 4 – Protecting Confidential Information – to provide general guidance to employees with regard to protecting confidential information, with reference to applicable policies and laws; d) Section 4B – Protecting Employee Information – to reinforce the importance of exercising care and discretion with employee information; and e) Section 6C - Physical Security – new section to refer to key elements of TD's updated Physical Security Program. In addition to these changes, certain other editorial, technical, administrative and non-substantive amendments were made to the Code.

No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2014 to the Registrant’s Group President and Chief Executive Officer, Group Head Finance, Sourcing and Corporate Communications and Chief Financial Officer, and Senior Vice President and Chief Accountant.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Directors and Officers – Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated December 3, 2014 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Directors and Officers – Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated December 3, 2014 is incorporated by reference herein.

During the fiscal year ended October 31, 2014, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

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

Identification of the Audit Committee

The disclosure provided under the heading Directors and Officers – Audit Committee included in Exhibit 99.1: Annual Information Form dated December 3, 2014 identifying the Registrant’s Audit Committee is incorporated by reference herein.

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

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ Norie C. Campbell
Name:	Norie C. Campbell
Title:	General Counsel

Date:	December 4, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 40-F

ANNUAL REPORT PURSUANT TO
SECTION 13(a) or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

THE TORONTO-DOMINION BANK

________________________________________

EXHIBITS

_________________________________________

INDEX TO EXHIBITS

No.	Exhibits
99.1	Annual Information Form dated December 3, 2014

99.2	Management’s Discussion and Analysis

99.3	2014 Annual Financial Statements

99.4	Industry Guide 3 – Return on Assets, Dividend Payouts, and Equity to Assets Ratios

99.5	Contractual Obligations by Remaining Maturity

99.6	Code of Ethics

99.7	Consent of Independent Registered Public Accounting Firm

99.8	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.9	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002