Form 40-F
period 2015-10-31
TORONTO DOMINION BANK
filed 2015-12-03
CIK 947263

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2015	Commission File Number 1-14446

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

Glenn Gibson, The Toronto-Dominion Bank 31 West 52nd Street New York, NY 10019-6101 (212) 827-7000
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

Common Shares	1,856,191,620
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S	5,387,491
Non-Cumulative Floating Rate Preferred Shares, Series T Non-Cumulative 5-Year Rate Reset Preferred Shares, Series Y	4,612,509 5,481,853
Non-Cumulative Floating Rate Preferred Shares, Series Z	4,518,147
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 5 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 7 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 9 (Non-Viability Contingent Capital)	8,000,000
Non-Cumulative Fixed Rate Class A First Preferred Shares, Series 11 (Non-Viability Contingent Capital)	6,000,000

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

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Independent Auditors’ Report of Registered Public Accounting Firm to Shareholders – Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States) included in Exhibit 99.3: 2015 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures - Changes in Internal Control Over Financial Reporting included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Directors and Executive Officers - Audit Committee included in Exhibit 99.1: Annual Information Form dated December 2, 2015 is incorporated by reference herein.

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

On January 29, 2015, an amended version of the Code was filed with the SEC on Form 6-K and made available on the Registrant’s website.

The key amendments made to the Code at that time, included the addition of new wording at: a) Section 2B - Gifts and Entertainment - to address the inconsistency between the outright prohibition on accepting gifts from customers and other individuals; b) Section 2F – Sales Misconduct – new section to reinforce that employees must deal fairly with customers and not engage in activities that are motivated by increasing sales or other performance results; c) Section 2J – TD's Expense Control Framework and Reasonable Expenses – added language to remind employees and managers who approve expenses on behalf of TD of their respective responsibilities; and d) Section 3L – Conflicting TD Interests – new section to reinforce TD's commitment to avoid material conflicts between its interests, and the interests of its customers and other parties involved in financial transactions with TD. In addition to these changes, certain other editorial, technical, administrative and non-substantive amendments were made to the Code.

No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2015 to the Registrant’s Group President and Chief Executive Officer, Group Head Finance, Sourcing and Corporate Communications and Chief Financial Officer, and Senior Vice President and Chief Accountant.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Directors and Executive Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated December 2, 2015 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Directors and Executive Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated December 2, 2015 is incorporated by reference herein.

During the fiscal year ended October 31, 2015, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

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

Identification of the Audit Committee

The disclosure provided under the heading Directors and Executive Officers - Audit Committee included in Exhibit 99.1: Annual Information Form dated December 2, 2015 identifying the Registrant’s Audit Committee is incorporated by reference herein.

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

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ Norie C. Campbell
Name:	Norie C. Campbell
Title:	General Counsel

Date:	December 3, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 40-F

ANNUAL REPORT PURSUANT TO
SECTION 13(a) or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

THE TORONTO-DOMINION BANK

________________________________________

EXHIBITS

_________________________________________

INDEX TO EXHIBITS

No.	Exhibits
99.1	Annual Information Form dated December 2, 2015
99.2	Management’s Discussion and Analysis
99.3	2015 Annual Financial Statements
99.4	Industry Guide 3 – Return on Assets, Dividend Payouts, and Equity to Assets Ratios
99.5	Contractual Obligations by Remaining Maturity
99.6	Code of Ethics
99.7	Consent of Independent Registered Public Accounting Firm
99.8	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
99.9	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002