Form 40-F
period 2016-10-31
TORONTO DOMINION BANK
filed 2016-12-01
CIK 947263

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2016	Commission File Number 1-14446

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

Common Shares	1,857,587,302
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S	5,387,491
Non-Cumulative Floating Rate Preferred Shares, Series T Non-Cumulative 5-Year Rate Reset Preferred Shares, Series Y	4,612,509 5,481,853
Non-Cumulative Floating Rate Preferred Shares, Series Z	4,518,147
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 5 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 7 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 9 (Non-Viability Contingent Capital)	8,000,000
Non-Cumulative Fixed Rate Class A First Preferred Shares, Series 11 (Non-Viability Contingent Capital)	6,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 12 (Non-Viability Contingent Capital)	28,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 14 (Non-Viability Contingent Capital)	40,000,000

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

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Independent Auditors’ Report of Registered Public Accounting Firm to Shareholders – Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States) included in Exhibit 99.3: 2016 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures – Changes in Internal Control Over Financial Reporting included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Directors and Executive Officers – Audit Committee included in Exhibit 99.1: Annual Information Form dated November 30, 2016 is incorporated by reference herein.

Code of Ethics

The Registrant has adopted the Code of Conduct and Ethics for Employees and Directors (the “Code”) as its code of ethics applicable to all its employees and directors, including the Registrant’s Group President and Chief Executive Officer, Group Head and Chief Financial Officer, and Senior Vice President and Chief Accountant. The Registrant posts the Code on its website at www.td.com and also undertakes to provide a copy of its code of ethics to any person without charge upon request. Such request may be made by mail, telephone, facsimile or e-mail to:

The Toronto-Dominion Bank

TD Shareholder Relations

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario, Canada M5K 1A2

Telephone:    1-866-756-8936

Facsimile:       416-982-6166

E-mail:             tdshinfo@td.com

On March 16, 2016, an amended version of the Code was filed with the SEC on Form 6-K and made available on the Registrant’s website.

The key amendments made to the Code at that time, included the addition of new wording at: a) Section 4 – Protecting Confidential Information – to explicitly remind employees that certain confidentiality obligations also apply to information obtained from prior employment outside of TD; b) Section 7E – Annual Attestation – added language to clarify that inactive employees are exempt from the requirement to complete an annual attestation; c) Various sections (Introduction and Summary; 2D; 2E; 2F; 2G; 2K and 7B) – changed language to reflect that reporting violations internally is encouraged but not mandatory (to reinforce that reports may be made to external bodies). In addition to these changes, certain other editorial, technical, administrative and non-substantive amendments were made to the Code.

No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2016 to the Registrant’s Group President and Chief Executive Officer, Group Head and Chief Financial Officer, and Senior Vice President and Chief Accountant.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Directors and Executive Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated November 30, 2016 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Directors and Executive Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated November 30, 2016 is incorporated by reference herein.

During the fiscal year ended October 31, 2016, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

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

Identification of the Audit Committee

The disclosure provided under the heading Directors and Executive Officers – Audit Committee included in Exhibit 99.1: Annual Information Form dated November 30, 2016 identifying the Registrant’s Audit Committee is incorporated by reference herein.

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

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ Norie C. Campbell
Name:	Norie C. Campbell
Title:	General Counsel

Date:	December 1, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 40-F

ANNUAL REPORT PURSUANT TO
SECTION 13(a) or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

THE TORONTO-DOMINION BANK

________________________________________

EXHIBITS

_________________________________________

INDEX TO EXHIBITS

No.	Exhibits
99.1	Annual Information Form dated November 30, 2016
99.2	Management’s Discussion and Analysis
99.3	2016 Annual Financial Statements
99.4	Industry Guide 3 – Return on Assets, Dividend Payouts, and Equity to Assets Ratios
99.5	Contractual Obligations by Remaining Maturity
99.6	Ratios of Earnings to Fixed Charges
99.7	Code of Ethics
99.8	Consent of Independent Registered Public Accounting Firm
99.9	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
99.10	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002