Form 40-F
period 2018-10-31
TORONTO DOMINION BANK
filed 2018-11-29
CIK 947263

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2018	Commission File Number 1-14446

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

Common Shares	1,830,396,240
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 5 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 7 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 9 (Non-Viability Contingent Capital)	8,000,000
Non-Cumulative Fixed Rate Class A First Preferred Shares, Series 11 (Non-Viability Contingent Capital)	6,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 12 (Non-Viability Contingent Capital)	28,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 14 (Non-Viability Contingent Capital)	40,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 16 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 20 (Non-Viability Contingent Capital)	16,000,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒	No ☐

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

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Report of Independent Registered Public Accounting Firm To the Shareholders and Directors of The Toronto-Dominion Bank – Opinion on Internal Control over Financial Reporting included in Exhibit 99.3: 2018 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures – Changes in Internal Control Over Financial Reporting included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Directors and Executive Officers – Audit Committee included in Exhibit 99.1: Annual Information Form dated November 28, 2018 is incorporated by reference herein.

Code of Ethics

The Registrant has adopted the Code of Conduct and Ethics for Employees and Directors (the “Code”) as its code of ethics applicable to all its employees and directors, including the Registrant’s Group President and Chief Executive Officer, Group Head and Chief Financial Officer, and Senior Vice President, Controller & Chief Accountant. The Registrant posts the Code on its website at www.td.com and also undertakes to provide a copy of its code of ethics to any person without charge upon request. Such request may be made by mail, telephone, facsimile or e-mail to:

The Toronto-Dominion Bank

TD Shareholder Relations

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario, Canada M5K 1A2

Telephone:	1-866-756-8936
Facsimile:	416-982-6166
E-mail:	tdshinfo@td.com

On February 9, 2018, an amended version of the Code was filed with the SEC on Form 6-K and made available on the Registrant’s website.

The key amendments made to the Code at that time included: a) Introduction and Summary – Applying the Code – moved language regarding the requirement to report violations of the Code (and how to do so) to this section from elsewhere in the Code to make it more immediate; b) Section 1 – Respecting the Law – removed reference to TD AMCB “ethics officers” as this role no longer exists and employees are expected to seek guidance on such matters from their manager and/or one of the listed control partners; c) Section 2C – Alcohol and Substance Use – changed the word “abuse” in the title of the section to “use” in recognition that “abuse” may be stigmatizing and that the section also provides guidance on acceptable use (where permitted); Section 2F – Irregular Business Conduct – added language on irregular business conduct to align with new Conduct Risk Management Policy and Program. In addition to these changes, certain other editorial, technical, organizational, administrative and non-substantive amendments were made to the Code.

No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2018 to the Registrant’s Group President and Chief Executive Officer, Group Head and Chief Financial Officer, and Senior Vice President, Controller & Chief Accountant.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Directors and Executive Officers – Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated November 28, 2018 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Directors and Executive Officers – Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated November 28, 2018 is incorporated by reference herein.

During the fiscal year ended October 31, 2018, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

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

Identification of the Audit Committee

The disclosure provided under the heading Directors and Executive Officers – Audit Committee included in Exhibit 99.1: Annual Information Form dated November 28, 2018 identifying the Registrant’s Audit Committee is incorporated by reference herein.

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

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ Ellen Patterson
Name:	Ellen Patterson
Title:	Group Head, General Counsel

Date:	November 29, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

THE TORONTO-DOMINION BANK

EXHIBITS

INDEX TO EXHIBITS

No.	Exhibits

99.1	Annual Information Form dated November 28, 2018

99.2	Management’s Discussion and Analysis

99.3	2018 Annual Financial Statements

99.4	Industry Guide 3 – Return on Assets, Dividend Payouts, and Equity to Assets Ratios

99.5	Contractual Obligations by Remaining Maturity

99.6	Code of Ethics

99.7	Consent of Independent Registered Public Accounting Firm

99.8	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.9	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101	The following financial information from The Toronto-Dominion Bank’s Annual Report on Form 40-F for the year ended October 31, 2018 formatted in XBRL: (i) Consolidated Balance Sheet as at October 31, 2018 and 2017; (ii) Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2018; and (iii) Notes to Consolidated Financial Statements.