Form 40-F
period 2019-10-31
TORONTO DOMINION BANK
filed 2019-12-05
CIK 947263

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2019	Commission File Number 1-14446

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	TD	New York Stock Exchange

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

Common Shares	1,812,486,824
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 5 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 7 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 9 (Non-Viability Contingent Capital)	8,000,000
Non-Cumulative Fixed Rate Class A First Preferred Shares, Series 11 (Non-Viability Contingent Capital)	6,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 12 (Non-Viability Contingent Capital)	28,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 14 (Non-Viability Contingent Capital)	40,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 16 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 20 (Non-Viability Contingent Capital)	16,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 22 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 24 (Non-Viability Contingent Capital)	18,000,000

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

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Report of Independent Registered Public Accounting Firm To the Shareholders and Directors of The Toronto-Dominion Bank – Opinion on Internal Control over Financial Reporting included in Exhibit 99.3: 2019 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures – Changes in Internal Control Over Financial Reporting included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Directors and Executive Officers – Audit Committee included in Exhibit 99.1: Annual Information Form dated December 4, 2019 is incorporated by reference herein.

Code of Ethics

The Registrant has adopted the Code of Conduct and Ethics for Employees and Directors (the “Code”) as its code of ethics applicable to all its employees and directors, including the Registrant’s Group President and Chief Executive Officer, Group Head and Chief Financial Officer, and Senior Vice President, Controller & Chief Accountant. The Registrant posts the Code on its website at www.td.com and also undertakes to provide a copy of its code of ethics to any person without charge upon request. Such request may be made by mail, telephone or e-mail to:

The Toronto-Dominion Bank

TD Shareholder Relations

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario, Canada M5K 1A2

Telephone: 1-866-756-8936

E-mail:	tdshinfo@td.com

On February 1, 2019, an amended version of the Code was filed with the SEC on Form 6-K and made available on the Registrant’s website.

The key amendments made to the Code at that time included: a) Introduction and Summary – Applying the Code – for clarity, defined the terms “Board” and “Director” for the Registrant’s Board of Directors and members thereof; b) Section 2B) Gifts and Entertainment – expressly clarified that gifts given or received from related individuals or organizations is captured by this section; c) Section 2C – Alcohol and Substance Use – removed language confirming we must not possess, consume, or distribute illegal substances, or serve alcohol to a minor, as such conduct is covered by the overarching obligation to respect the law; d) Section 2D – Human Rights, Accessibility, Diversity, Inclusion and Preventing Violence in the Workplace – added reference to “accessibility” in response to upcoming legislative change and the Registrant’s enterprise-wide commitment to the concept; added more robust prevention and anti-reprisal language about violence and harassment in response to regulator guidance and upcoming legislative change; e) Section 2F – Irregular Business Conduct – introductory paragraph amended to include “we should be familiar with the TD Conduct Risk Management Policy to mitigate and manage conduct risks” to help promote and support the Conduct Risk program; defined “grease payments” in the “Bribery and Corruption” paragraph; made a change to the “Sales Practice Misconduct” paragraph, to include a statement that we must provide customers with all relevant information about the product/services they are considering to enable them to make an informed decision; f) Section 3F) Bequests, Executorships, Agencies, and Powers of Attorney – strengthened language to emphasize the default position that we must not assume authority over a customer’s financial affairs (including acting as agent, executor, power of attorney, etc.). In addition to these changes, certain other editorial, technical, organizational, administrative and non-substantive amendments were made to the Code.

No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2019 to the Registrant’s Group President and Chief Executive Officer, Group Head and Chief Financial Officer, and Senior Vice President, Controller & Chief Accountant.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Directors and Executive Officers – Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated December 4, 2019 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Directors and Executive Officers – Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated December 4, 2019 is incorporated by reference herein.

During the fiscal year ended October 31, 2019, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

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

Identification of the Audit Committee

The disclosure provided under the heading Directors and Executive Officers – Audit Committee included in Exhibit 99.1: Annual Information Form dated December 4, 2019 identifying the Registrant’s Audit Committee is incorporated by reference herein.

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

Comparison of New York Stock Exchange Corporate Governance Rules

A comparison of NYSE Corporate Governance Rules required to be followed by U.S. Domestic Issuers under the NYSE’s listing standards and the Corporate Governance practices of The Toronto-Dominion Bank (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the Corporate Governance section of the Registrant’s website at www.td.com/governance.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ Ellen Patterson
Name:	Ellen Patterson
Title:	Group Head, General Counsel

Date:	December 5, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

THE TORONTO-DOMINION BANK

EXHIBITS

INDEX TO EXHIBITS

No.	Exhibits

99.1	Annual Information Form dated December 4, 2019

99.2	Management’s Discussion and Analysis

99.3	2019 Annual Financial Statements

99.4	Industry Guide 3 – Return on Assets, Dividend Payouts, and Equity to Assets Ratios

99.5	Contractual Obligations by Remaining Maturity

99.6	Code of Ethics

99.7	Consent of Independent Registered Public Accounting Firm

99.8	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.9	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101	The following financial information from The Toronto-Dominion Bank’s Annual Report on Form 40-F for the year ended October 31, 2019 formatted in XBRL: (i) Consolidated Balance Sheet as at October 31, 2019 and 2018; (ii) Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2019; and (iii) Notes to Consolidated Financial Statements.