Form 40-F
period 2020-10-31
TORONTO DOMINION BANK
filed 2020-12-03
CIK 947263

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2020	Commission File Number 1-14446

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

Common Shares	1,816,107,875
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 5 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 7 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 9 (Non-Viability Contingent Capital)	8,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 12 (Non-Viability Contingent Capital)	28,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 14 (Non-Viability Contingent Capital)	40,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 16 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 20 (Non-Viability Contingent Capital)	16,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 22 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 24 (Non-Viability Contingent Capital)	18,000,000

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

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

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading Report of Independent Registered Public Accounting Firm To the Shareholders and Directors of The Toronto-Dominion Bank – Opinion on Internal Control over Financial Reporting included in Exhibit 99.3: 2020 Annual Financial Statements is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The disclosure provided under the heading Accounting Standards and Policies – Controls and Procedures – Changes in Internal Control Over Financial Reporting included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading Directors and Executive Officers – Audit Committee included in Exhibit 99.1: Annual Information Form dated December 2, 2020 is incorporated by reference herein.

Code of Ethics

The Registrant has adopted the Code of Conduct and Ethics for Employees and Directors (the “Code”) as its code of ethics applicable to all its employees and directors, including the Registrant’s Group President and Chief Executive Officer, Group Head and Chief Financial Officer, and Senior Vice President, Controller & Chief Accountant. The Registrant posts the Code on its website at www.td.com and also undertakes to provide a copy of the Code to any person without charge upon request. Such request may be made by mail, telephone or e-mail to:

The Toronto-Dominion Bank

TD Shareholder Relations

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario, Canada M5K 1A2

Telephone: 1-866-756-8936

E-mail: tdshinfo@td.com

On January 23, 2020, an amended version of the Code was filed with the SEC on Form 6-K and made available on the Registrant’s website.

The key amendments made to the Code at that time included: a) Introduction and Summary – the previous version of the Code used multiple naming conventions for TD’s Board Chair (“Board Chair”, “Chair of the Board”, etc). All references within the body of the Code have been changed to “Board Chair” for consistency; b) Section 2A) – Criminal Record – now expressly states that a “failure to inform TD” of criminal charges may lead to disciplinary action. This is not a change in TD’s approach to such conduct, but rather a clarification of Code language; c) Section 2C) – Alcohol and Substance Use – language added to emphasize that only alcoholic beverages, when approved, can be served in TD business locations, and not other substances (i.e. cannabis); d) Section 2E) – Communicating on Behalf of TD or about TD – language added to further emphasize that TD business cannot be conducted using an employee’s personal email address; e) Section 3A) – Introduction to Conflicts of Interest – minor language modification to protect against any confusion that TD is only concerned about ethical ‘corporate’ conduct, as opposed to ethical conduct more broadly. In this same section, the term counterparties was removed as it was deemed confusing and such parties are effectively covered by the term “other stakeholders”; f)

Section 3G) – Personal Borrowing or Lending – paragraph was modified to clarify that borrowing or lending between customer and employee or employee and employee is not permitted unless it is between relatives or those who share a financial or close personal relationship or the customer is a financial institution or one that offers credit to customers (provided the terms of the loan are in the ordinary course of the customer’s business); and g) Section 7B) – Reporting Violations – modified language so that it confirmed that Between Us is an informal channel available to employees for confidential, informal and impartial guidance on how to report a violation of the Code. In addition to these changes, certain other editorial, technical, organizational, administrative and non-substantive amendments were made to the Code.

No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2020 to the Registrant’s Group President and Chief Executive Officer, Group Head and Chief Financial Officer, and Senior Vice President, Controller & Chief Accountant.

Principal Accountant Fees and Services

The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading Directors and Executive Officers – Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated December 2, 2020 is incorporated by reference herein.

Pre-Approval Policy for Audit and Non-Audit Services

The disclosure provided under the heading Directors and Executive Officers – Pre-Approval Policies and Shareholders’ Auditor Service Fees included in Exhibit 99.1: Annual Information Form dated December 2, 2020 is incorporated by reference herein.

During the fiscal year ended October 31, 2020, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

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

Tabular Disclosure of Contractual Obligations

The disclosure provided in Table 57: Remaining Contractual Maturity included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Identification of the Audit Committee

The disclosure provided under the heading Directors and Executive Officers – Audit Committee included in Exhibit 99.1: Annual Information Form dated December 2, 2020 identifying the Registrant’s Audit Committee is incorporated by reference herein.

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

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ Riaz Ahmed
Name:	Riaz Ahmed
Title:	Group Head and Chief Financial Officer

Date:	December 3, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

THE TORONTO-DOMINION BANK

EXHIBITS

INDEX TO EXHIBITS

No.	Exhibits

99.1	Annual Information Form dated December 2, 2020

99.2	Management’s Discussion and Analysis

99.3	2020 Annual Financial Statements

99.4	Industry Guide 3 – Return on Assets, Dividend Payouts, and Equity to Assets Ratios

99.5	Code of Ethics

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101	The following financial information from The Toronto-Dominion Bank’s Annual Report on Form 40-F for the year ended October 31, 2020 formatted in XBRL: (i) Consolidated Balance Sheet as at October 31, 2020 and 2019; (ii) Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2020; and (iii) Notes to Consolidated Financial Statements.