Form 40-F
period 2022-10-31
TORONTO DOMINION BANK
filed 2022-12-01
CIK 947263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2022	Commission File Number 1-14446
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
One Vanderbilt Avenue

New York, NY
10017

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

Common Shares	1,821,668,789

Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 5 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 7 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 9 (Non-Viability Contingent Capital)	8,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 16 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 20 (Non-Viability Contingent Capital)	16,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 22 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 24 (Non-Viability Contingent Capital)	18,000,000
Class A First Preferred Shares, Series 26 (Non-Viability Contingent Capital)*	1,750,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 27	850,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 28	800,000
Class A First Preferred Shares, Series 29 (Non-Viability Contingent Capital)*	1,500,000
Class A First Preferred Shares, Series 30 (Non-Viability Contingent Capital)*	1,750,000
* In connection with the issuance of: (i) Limited Recourse Capital Notes NVCC, Series 1, the Registrant issued CAD$1,750 million of Class A First Preferred Shares, Series 26 (Series 26 Preferred Shares) at a price of CAD$1,000 per Series 26 Preferred Share; (ii) Limited Recourse Capital Notes NVCC, Series 2, the Registrant issued CAD$1,500 million of Class A First Preferred Shares, Series 29 (Series 29 Preferred Shares) at a price of CAD$1,000 per Series 29 Preferred Share; and (iii) Limited Recourse Capital Notes NVCC, Series 3, the Registrant issued USD$1,750 million of Class A First Preferred Shares, Series 30 (Series 30 Preferred Shares) at a price of USD$1,000 per Series 30 Preferred Share. The Series 26 Preferred Shares, Series 29 Preferred Shares, and Series 30 Preferred Shares were issued to a trust to be held as limited recourse trust assets in connection with the Limited Recourse Capital Note structure. The Series 26 Preferred Shares, Series 29 Preferred Shares and Series 30 Preferred Shares are eliminated on the Registrant’s consolidated financial statements.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days
.

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

☒

Auditor Name: Ernst & Young LLP	Auditor Location: Toronto, Canada	Auditor Firm ID: 1263

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
Attestation Report of the Registered Public Accounting Firm
The disclosure provided under the heading
Report of Independent Registered Public Accounting Firm To the Shareholders and Directors of The Toronto-Dominion Bank – Opinion on Internal Control over Financial Reporting included in Exhibit 99.3: 2022 Annual Financial Statements is incorporated by reference herein.
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
Audit Committee Financial Expert
The disclosure provided under the heading
Directors and Executive Officers – Audit Committee
included in Exhibit 99.1
:
Annual Information Form dated November 30, 2022 is incorporated by reference herein.
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
to:
The Toronto-Dominion Bank
TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1A2
Telephone:
1-866-756-8936
E-mail:
tdshinfo@td.com
On February 7, 2022, an amended version of the Code was filed with the SEC on Form
6-K
and made available on the Registrant’s website.
The key amendments made to the Code
at that time included: a) Introduction and Summary – TD’s Culture Framework, which combines elements of TD’s purpose, strategy, Shared Commitments, Risk Appetite and the Code, is now referenced in the introduction; b) Section 2D) –
Human Rights, Accessibility, Diversity, Inclusion and Preventing Violence in the Workplace
– Language added to align with the recently updated Respectful Workplace Policy, clarifying that the obligation to treat others with dignity and respect extends to customers, vendors and members of the public; c) Section 2E) –
Communicating on Behalf of TD or about TD –
The Electronic Communication and Social Media Policy has been divided into two standalone policies: the Social Media Policy and the Electronic Communication Acceptable Use Policy. Amendments have been made to reflect the new policy framework; d) Section 2F) –
Irregular Business Conduct (Sales Practice Misconduct) –
Language has been updated to emphasize the obligation to take customer needs, circumstances, and financial goals into consideration in all customer interactions; e) Section 4D) –
Computer System Security
– Language added to reinforce that the installation and use of any unauthorized software is strictly prohibited; f) Section 7B) –
Reporting Violations –
Language updated to reflect the rebranding of the Whistleblower Hotline to the “Conduct and Ethics Hotline”. In addition to these changes, certain other editorial, technical, organizational, administrative and non-substantive
amendments were made to the Code.
No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2022 to the Registrant’s Group President and Chief Executive Officer, Senior Executive Vice President and Chief Financial Officer, and Senior Vice President, Controller, Chief Accountant and Corporate Segment Finance.
Principal Accountant Fees and Services
The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading
Directors and Executive Officers –
Pre-Approval
Policies and Shareholders’ Auditor Service Fees
included in Exhibit 99.1: Annual Information Form dated November 30, 2022 is incorporated by reference herein.
Pre-Approval
Policy for Audit and
Non-Audit
Services
The disclosure provided under the heading
Directors and Executive Officers –
Pre-Approval
Policies and Shareholders’ Auditor Service Fees
included in Exhibit 99.1: Annual Information Form dated November 30, 2022 is incorporated by reference herein.
During the fiscal year ended October 31, 2022, the waiver of pre-approval
provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval
provisions.
Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees
Not Applicable
Off-balance
Sheet Arrangements
The disclosure provided under the heading
Group Financial Condition – Securitization and
Off-Balance
Sheet Arrangements
included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.
Contractual and Other Obligations
The disclosure provided in Table 58:
Remaining Contractual Maturity
included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.
Identification of the Audit Committee
The disclosure provided under the heading
Directors and Executive Officers – Audit Committee
included in Exhibit 99.1: Annual Information Form dated November 30, 2022 identifying the Registrant’s Audit Committee is incorporated by reference herein.
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

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ Kelvin Tran
Name:	Kelvin Tran
Title:	Senior Executive Vice President and Chief Financial Officer

Date:	December 1, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F
ANNUAL REPORT PURSUANT TO
SECTION 13(a) or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

THE TORONTO-DOMINION BANK

EXHIBITS

INDEX TO EXHIBITS

No.	Exhibits

99.1	Annual Information Form dated November 30, 2022

99.2	Management’s Discussion and Analysis

99.3	2022 Annual Financial Statements

99.4	Industry Guide 3 – Return on Assets, Dividend Payouts, and Equity to Assets Ratios

99.5	Code of Ethics

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101
The following financial information from The Toronto-Dominion Bank’s Annual Report on
Form 40-F
for the year ended October 31, 2022 formatted in Inline XBRL: (i) Consolidated Balance Sheet as at October 31, 2022 and 2021; (ii) Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for the years then ended October 31, 2022; and (iii) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)