Form 40-F
period 2023-10-31
TORONTO DOMINION BANK
filed 2023-11-30
CIK 947263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2023	Commission File Number 1-14446
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
827-700
0

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

Common Shares	1,791,422,412
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 5 (Non-Viability Contingent Capital)	20,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 7 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 9 (Non-Viability Contingent Capital)	8,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 16 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 22 (Non-Viability Contingent Capital)	14,000,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 24 (Non-Viability Contingent Capital)	18,000,000
Class A First Preferred Shares, Series 26 (Non-Viability Contingent Capital)*	1,750,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 27	850,000
Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 28	800,000
Class A First Preferred Shares, Series 29 (Non-Viability Contingent Capital)*	1,500,000
Class A First Preferred Shares, Series 30 (Non-Viability Contingent Capital)*	1,750,000
* In connection with the issuance of: (i) Limited Recourse Capital Notes NVCC, Series 1, the Registrant issued CAD$1,750 million of Class A First Preferred Shares, Series 26 (Series 26 Preferred Shares) at a price of CAD$1,000 per Series 26 Preferred Share; (ii) Limited Recourse Capital Notes NVCC, Series 2, the Registrant issued CAD$1,500 million of Class A First Preferred Shares, Series 29 (Series 29 Preferred Shares) at a price of CAD$1,000 per Series 29 Preferred Share, and (iii) Limited Recourse Capital Notes NVCC, Series 3, the Registrant issued USD$1,750 million of Class A First Preferred Shares, Series 30 (Series 30 Preferred Shares) at a price of USD$1,000 per Series 30 Preferred Share. The Series 26 Preferred Shares, Series 29 Preferred Shares, and Series 30 Preferred Shares were issued to a trust to be held as limited recourse trust assets in connection with the Limited Recourse Capital Note structure. The Series 26 Preferred Shares, Series 29 Preferred Shares and Series 30 Preferred Shares are eliminated on the Registrant’s consolidated financial statements.
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

☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).

☐

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
Attestation Report of the Registered Public Accounting Firm
The disclosure provided under the heading
Report of Independent Registered Public Accounting Firm To the Shareholders and Directors of The Toronto-Dominion Bank – Opinion on Internal Control over Financial Reporting included in Exhibit 99.3: 2023 Annual Financial Statements is incorporated by reference herein.
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
Audit Committee Financial Expert
The disclosure provided under the heading
Directors and Executive Officers – Audit Committee
included in Exhibit 99.1
:
Annual Information Form dated November 29, 2023 is incorporated by reference herein.
Code of Ethics
The Registrant has adopted the
Code of Conduct and Ethics for Employees and Directors
(the “Code”) as its code of ethics applicable to all its employees and directors, including the Registrant’s Group President and Chief Executive Officer, Group Head and Chief Financial Officer, and Senior Vice President, Finance, Controller and Chief Accountant. The Registrant posts the Code on its website at
www.td.com
and also undertakes to provide a copy of the Code to any person without charge upon request. Such request may be made by mail, telephone or
e-mail
to:
The Toronto-Dominion Bank
TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1A2
Telephone:
1-866-756-8936
E-mail:
tdshinfo@td.com
On February 14, 2023, an amended version of the Code was filed with the SEC on Form
6-K
and made available on the Registrant’s website.
The key amendments made to the Code
at that time included: a) 2B)
Gifts and Entertainment
revisions were made to align to the Anti-Bribery and Anti-Corruption Policy, and additional language added to clarify that U.S. employees are strictly prohibited from accepting any gift card, of any value, at any time. b) 2E)
Communication on Behalf of TD or about TD
amendments made to highlight the importance of only communicating through approved TD channels when conducting TD business (e.g., no use of text, WhatsApp, etc.). A scenario emphasizing the importance of this concept is included in the 2023 Code training course. c)
2K Cooperating with Audits, Reviews, and Investigations
the obligation to provide truthful information when cooperating in such a review is now stated explicitly d) 3C)
Corporate Opportunities
following the adoption of the new Outside Business Activity (OBA) system, language has been updated to direct employees to submit any corporate opportunity with a personal component via the OBA system for pre-approval.
e)
4C) Protecting and Safeguarding TD Information
the title changed to “Protecting and Safeguarding Confidential Information” and further emphasis placed on the importance of meeting this obligation in the context of remote work arrangements. In addition to these changes, certain other editorial, technical, organizational, administrative and non-substantive
amendments were made to the Code.
No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2023 to the Registrant’s Group President and Chief Executive Officer, Group Head and Chief Financial Officer, and Senior Vice President, Finance, Controller and Chief Accountant.
Principal Accountant Fees and Services
The disclosure regarding Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees provided under the heading
Directors and Executive Officers –
Pre-Approval
Policies and Shareholders’ Auditor Service Fees
included in Exhibit 99.1: Annual Information Form dated November 29, 2023 is incorporated by reference herein.
Pre-Approval
Policy for Audit and
Non-Audit
Services
The disclosure provided under the heading
Directors and Executive Officers –
Pre-Approval
Policies and Shareholders’ Auditor Service Fees
included in Exhibit 99.1: Annual Information Form dated November 29, 2023 is incorporated by reference herein.
During the fiscal year ended October 31, 2023, the waiver of pre-approval
provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval
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
Identification of the Audit Committee
The disclosure provided under the heading
Directors and Executive Officers – Audit Committee
included in Exhibit 99.1: Annual Information Form dated November 29, 2023 identifying the Registrant’s Audit Committee is incorporated by reference herein.
Mine Safety Disclosure
Not Applicable
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not Applicable
Recovery of Erroneously Awarded Compensation.
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

Registrant:	THE TORONTO-DOMINION BANK

By:	/s/ Kelvin Tran
Name:	Kelvin Tran
Title:	Group Head and Chief Financial Officer

Date:	November 30, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F
ANNUAL REPORT PURSUANT TO
SECTION 13(a) or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

THE TORONTO-DOMINION BANK

EXHIBITS

INDEX TO EXHIBITS

No.	Exhibits

97	Incentive Compensation Clawback Policy

99.1	Annual Information Form dated November 29, 2023

99.2	Management’s Discussion and Analysis

99.3	2023 Annual Financial Statements

99.4	Industry Guide 3 – Return on Assets, Dividend Payouts, and Equity to Assets Ratios

99.5	Code of Ethics

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101	The following financial information from The Toronto-Dominion Bank’s Annual Report on Form
40-F
for the year ended October 31, 2023 formatted in Inline XBRL: (i) Consolidated Balance Sheet as at October 31, 2023 and 2022; (ii) Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for the years then ended October 31, 2023; and (iii) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)