Form 40-F
period 2024-10-31
TORONTO DOMINION BANK
filed 2024-12-06
CIK 947263

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[Check one]

☐

REGISTRATION

STATEMENT

PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT

TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
October 31, 2024
Commission File Number
1-14446
THE
TORONTO-DOMINION BANK
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
6029
(Primary Standard Industrial Classification Code Number (if applicable))
13-5640479
(I.R.S. Employer Identification Number (if applicable))
c/o General Counsel’s Office
P.O. Box 1
Toronto-Dominion Centre
Toronto
,
Ontario
M5K 1A2
(
416
)
308-6963
(Address and telephone number of Registrant’s

principal executive offices)
Glenn Gibson
, The Toronto-Dominion

Bank
One Vanderbilt Avenue
New York
,
NY
10017
(
212
)
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

Common Shares
1,750,271,719
Non-Cumulative 5-Year

Rate Reset Preferred Shares, Series 1
(Non-Viability Contingent Capital)
20,000,000
Non-Cumulative 5-Year

Rate Reset Preferred Shares, Series 5
(Non-Viability Contingent Capital)
20,000,000
Non-Cumulative 5-Year

Rate Reset Preferred Shares, Series 7
(Non-Viability Contingent Capital)
14,000,000
Non-Cumulative 5-Year

Rate Reset Preferred Shares, Series 9
(Non-Viability Contingent Capital)

8,000,000
Non-Cumulative

5-Year

Rate Reset Preferred Shares, Series 16
(Non-Viability Contingent Capital)
14,000,000
Non-Cumulative 5-Year

Rate Reset Preferred Shares, Series 18

(Non-Viability Contingent Capital)
14,000,000
Class A First Preferred Shares, Series 26

1,750,000
(Non-Viability Contingent Capital)*
Non-Cumulative 5-Year

Rate Reset Preferred Shares, Series 27
850,000
Non-Cumulative 5-Year

Rate Reset Preferred Shares, Series 28
800,000
Class A First Preferred Shares, Series 29

(Non-Viability Contingent Capital)*
1,500,000
Class A First Preferred Shares, Series 30

(Non-Viability Contingent Capital)*
1,750,000
Class A First Preferred Shares, Series 31

(Non-Viability Contingent Capital)*
750,000
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

30 Preferred

Share; and

(iv) Limited
Recourse Capital Notes NVCC,

Series 4, the Registrant

issued USD$750 million

of Class A First Preferred

Shares, Series
31 (Series

31 Preferred

Shares) at

a price

of USD$1,000

per Series

31 Preferred

Share. The

Series 26

Preferred

Shares,
Series 29

Preferred Shares,

Series 30 Preferred

Shares and Series

31 Preferred

Shares were

issued to

a trust to

be held as
limited recourse trust

assets in

connection with the

Limited Recourse Capital

Note structure.

The Series

26 Preferred Shares,
Series 29

Preferred

Shares, Series

30 Preferred

Shares and

Series 31

Preferred

Shares are

eliminated on

the Registrant's
consolidated financial statements.
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
Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness
of its internal control over financial reporting under Section 404(b)

of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the
registrant included in the filing reflect the correction of an error to previously issued financial statements.

☒

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
The

disclosure

provided

under the

heading
Report

of

Independent

Registered

Public

Accounting

Firm To

the

Shareholders

and

the
Board of

Directors of

The Toronto

-Dominion Bank –

Opinion on Internal

Control over

Financial Reporting
included in Exhibit

99.3:

2024 Annual Financial Statements is incorporated by reference herein.
Changes in Internal Control Over Financial Reporting
The disclosure provided under

the heading
Accounting Standards and Policies –

Controls and Procedures - Changes in Internal Control
Over Financial Reporting
included in Exhibit 99.2:

Management’s Discussion and

Analysis is incorporated by reference herein.
Audit Committee Financial Expert
The

disclosure

provided

under

the

heading
Directors

and

Executive

Officers

-

Audit

Committee
included

in

Exhibit

99.1
:

Annual
Information Form dated December 4, 2024 is incorporated by reference herein.

Code of Ethics
The Registrant has

adopted the
Code of Conduct and

Ethics for Employees and

Directors
(the “Code”) as its

code of ethics applicable
to

all

its

employees

and

directors,

including

the

Registrant’s

Group

President

and

Chief

Executive

Officer,

Group

Head

and

Chief
Financial Officer,

and Senior Vice

President, Finance, Controller

and Chief Accountant.

The Registrant posts the

Code on its website
at www.td.com

and also

undertakes to

provide a

copy of

the Code

to any

person without

charge upon

request.

Such request

may be
made by mail, telephone or e-mail to:
The Toronto-Dominion

Bank
TD Shareholder Relations
P.O.

Box 1, Toronto-Dominion

Centre
Toronto, Ontario,

Canada

M5K 1A2
Telephone:

1-866-756-8936
E-mail:

tdshinfo@td.com
On February

6, 2024,

an amended

version of

the Code

was filed

with the

SEC on

Form 6-K

and made

available on

the Registrant’s
website.
The key amendments made to

the Code at that

time included: a) Introduction and

Summary section revisions were made

to add language
confirming that nothing in the Code

is intended to prevent or

limit employees from exercising any protected rights

under applicable law,
b) Applying the Code, Step 4 Evaluate the Options and Make a Decision was updated to add an additional consideration of escalating a matter or

engaging an

appropriate partner,

c) 2B

Gifts and

Entertainment revisions

were made

to align

to the

Anti-Bribery and

Anti-
Corruption

Policy,

and additional

language added

to clarify

that all

employees, regardless

of jurisdiction

are strictly

prohibited from
accepting any

gift card,

of any

value, at

any time,

d) 2F

Irregular Business

Conduct, Anti-Competitive

Behaviour,

language has

been
added

to

address

new

competition

law

requirements

regarding

terms

of

employment

and

solicitation

of

employees,

e)

2F

Irregular
Business Conduct, Tied Selling, the concept of

"taking advantage of" has been

added alongside the current prohibitions

against coercing
or imposing undue

pressure on customers,

f) 2K Cooperating

with Audits, Reviews,

and Investigations added

the obligation that

such
cooperation extends

to authorized external

reviews, as well

as internal reviews,

g) 3A Managing

Conflicts of Interest,

Introduction of
Conflicts to Interest, language added

to clarify to employees they may bring

potential conflicts directly to the attention

of Compliance,
not

just

when

directed

to

do

so

by

a

Manager.

In

addition

to

these

changes,

certain

other

editorial,

technical,

organizational,
administrative and non-substantive amendments were made to the Code.
No waivers from the provisions of the Code were granted in the fiscal year ended October 31, 2024 to the Registrant’s Group President
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
Executive Officers - Pre-Approval Policies and Shareholders’ Auditor Service Fees
included in Exhibit 99.1:

Annual Information Form
dated December 4, 2024 is incorporated by reference herein.
Pre-Approval

Policy for Audit and Non-Audit Services
The disclosure provided under the

heading
Directors and Executive Officers - Pre-Approval Policies and Shareholders’ Auditor Service
Fees
included in Exhibit 99.1:

Annual Information Form dated December 4, 2024 is incorporated by reference herein.

During the fiscal

year ended October

31, 2024, the waiver

of pre-approval provisions

set forth in the

applicable rules of the

SEC were
not utilized

for any services

related to Audit

-Related Fees,

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
Contractual and Other Obligations
The disclosure provided in

Table 58:
Remaining Contractual Maturity

included in Exhibit 99.2:

Management's Discussion and Analysis
is incorporated by reference herein.

Identification of the Audit Committee
The

disclosure

provided

under

the

heading
Directors

and

Executive

Officers

-

Audit

Committee
included

in

Exhibit

99.1:

Annual
Information Form dated December 4, 2024 identifying the Registrant’s

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

NYSE's

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
Registrant: THE TORONTO-DOMINION BANK
By: /s/ Kelvin Tran
Name: Kelvin Tran
Title: Group Head and Chief Financial Officer
Date: December 5, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
ANNUAL REPORT PURSUANT TO
SECTION 13(a) or 15(d) OF
THE SECURITIES EXCHANGE ACT OF

1934
________________________________
THE TORONTO-DOMINION BANK
________________________________
EXHIBITS
________________________________
INDEX TO EXHIBITS
No. Exhibits
97
Incentive Compensation Clawback Policy
99.1
Annual Information Form dated December 4, 2024
99.2
Management’s Discussion and Analysis
99.3
2024 Annual Financial Statements
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
Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
101
The following financial information from

The Toronto-Dominion Bank’s Annual Report on Form 40-F for the year ended

October 31, 2024

formatted in
Inline XBRL: (i) Consolidated Balance

Sheet as at October 31, 2024

and 2023; (ii) Consolidated Statements

of Income, Comprehensive Income, Changes

in
Equity, and Cash Flows for the years then ended October

31, 2024; and (iii) Notes to Consolidated

Financial Statements.
104
Cover Page Interactive Data File (formatted

as Inline XBRL and contained in Exhibit

101)