Form 40-F/A
period 2024-10-31
TORONTO DOMINION BANK
filed 2024-12-09
CIK 947263

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
Amendment No. 1
[Check one]

☐

REGISTRATIO

N

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

-Dominion Centre
Toronto,

Ontario M5K 1A2
(416) 308-6963
(Address and telephone number of Registrant’s

principal executive offices)
Glenn Gibson, The Toronto

-Dominion Bank
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

☐

Auditor Name:

Ernst & Young

LLP

Auditor Location:

Toronto, Canada

Auditor Firm ID:

1263

EXPLANATORY

NOTE
This Amendment

No. 1

(this “Amendment”)

amends the

Annual Report

on Form

40-F of

The Toronto

-Dominion Bank

(the “Bank”)
originally filed with the Securities

and Exchange Commission

(“SEC”) on December 5, 2024

(the “Original Annual Report”),

in order
to refile Exhibit 99.3: 2024 Annual Financial Statements to insert inadvertently omitted signatures of the Bank’s independent registered public accounting firm, Ernst & Young

LLP.
Additionally, pursuant

to the rules of the SEC, this Amendment also contains (i) a new consent from the Bank’s independent registered public accounting firm, (ii) new certifications required by Rule 13a-14(a) or

Rule 15d-14(a) under the Securities Exchange Act of 1934,
as amended (the “Exchange Act”) and (iii) new certifications required by

Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act.
Other

than

as discussed

above

and

expressly

set forth

herein,

no

other

information

in

this Amendment

has

been

amended

from

the
information contained in the Original Annual Report, nor does this Amendment reflect any events that have occurred after the Original
Annual Report was filed.
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

.
Signatures
Pursuant to the requirements

of the Exchange

Act, the Registrant certifies

that it meets all

of the requirements

for filing on Form

40-F
and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Registrant: THE TORONTO-DOMINION BANK
By: /s/ Kelvin Tran
Name: Kelvin Tran
Title: Group Head and Chief Financial Officer
Date: December 9, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
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

The Toronto-Dominion Bank’s Annual Report on Form 40-F/A for the year ended

October 31, 2024 formatted in
Inline XBRL: (i) Consolidated Balance

Sheet as at October 31, 2024 and 2023; (ii)

Consolidated Statements of Income, Comprehensive

Income, Changes in
Equity, and Cash Flows for the years then ended October

31, 2024; and (iii) Notes to Consolidated

Financial Statements.
104
Cover Page Interactive Data File (formatted

as Inline XBRL and contained in Exhibit

101)