Form 40-F
period 2025-10-31
TORONTO DOMINION BANK
filed 2025-12-04
CIK 947263

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[Check one]

☐

REGISTRATION

STATEMENT

PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT

TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
October 31, 2025
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
944-6367
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
1,689,495,505
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
Class A First Preferred Shares, Series 30

(Non-Viability Contingent Capital)*
1,750,000
Class A First Preferred Shares, Series 31

(Non-Viability Contingent Capital)*
750,000
Class A First Preferred Shares, Series 32

(Non-Viability Contingent Capital)*
750,000
Class A First Preferred Shares, Series 33

(Non-Viability Contingent Capital)*
750,000
*In connection with the issuance of: (i) Limited Recourse Capital

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

Series 30 Preferred Shares,

Series 31 Preferred Shares,

Series 32, and Series 33

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

Shareholders and the
Board of Directors of

The Toronto

-Dominion Bank – Opinion on Internal Control

over Financial Reporting
included in Exhibit 99.3:

2025 Annual Financial Statements is incorporated by reference herein.
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
Audit Committee Financial Expert
The disclosure provided under the heading Directors and Executive Officers - Audit Committee included in Exhibit 99.1:

Annual
Information Form dated December 3, 2025 is incorporated by reference

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

Such request may be
made by mail, telephone or e-mail to:
The Toronto-Dominion

Bank
TD Shareholder Relations
P.O.

Box 1, Toronto-Dominion

Centre
Toronto, Ontario,

Canada

M5K 1A2
Telephone:

1-866-756-8936
E-mail:

tdshinfo@td.com
On March 4, 2025, an amended version of the Code was filed with the SEC on Form 6-K and made available on the Registrant’s
website.
The key amendments made to the Code at that time included: (a) Applying the Code, Step 4, Evaluate the options and make a
decision: Added the concept of considering the expectations of the general public when assessing a difficult decision; (b) 2.
Demonstrating Personal Integrity,

A. Criminal Charges and Regulatory Investigations: The obligation for employees to provide notice
to TD of any criminal charges has been expanded to include notice of any adverse regulatory findings or disciplinary action; (c)
Applying the Code, 2. Demonstrating Personal Integrity,

B. Gifts and Entertainment and F.

Irregular Business Conduct, Bribery and
Corruption: Various

amendments were made to clarify and emphasize the prohibition against accepting, offering or giving any form of
money or cash equivalents including stored value cards, gift cards, gift certificates, gift vouchers or coupons with a cash face value;
(d) 2. Demonstrating Personal Integrity,

F Irregular Business Conduct, Anti-Competitive Behaviour: Amended

to include a prohibition
against "recommending" the purchase or sale of a security based on material, non

-public information about the relevant entity; and (e)
6. Work

Environment, A. Appearance and Courtesy: Amendments were made prohibiting employees from wearing clothing or
accessories with partisan political slogans, statements or images that contribute to the perception that those views represent TD, which
brings the Code in line with the dress code obligations already found in core business policies.

No waivers from the provisions of the Code were granted in the fiscal year ended

October 31, 2025 to the Registrant’s

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
Executive Officers - Pre-Approval

Policies and Shareholders’ Auditor Service Fees
included in Exhibit 99.1:

Annual Information
Form dated December 3, 2025 is incorporated by reference herein.
Pre-Approval

Policy for Audit and Non-Audit Services
The disclosure provided under the heading
Directors and Executive Officers - Pre-Approval

Policies and Shareholders’ Auditor
Service Fees
included in Exhibit 99.1:

Annual Information Form dated December 3, 2025 is incorporated by reference herein.

During the fiscal year ended October 31, 2025, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax

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
included in Exhibit 99.1:

Annual
Information Form dated December 3, 2025 identifying the Registrant’s

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

Comparison of New York

Stock Exchange Corporate Governance Rules
A comparison of NYSE Corporate Governance Rules required to be followed by U.S. Domestic Issuers under the NYSE's listing
standards and the Corporate Governance practices of The Toronto

-Dominion Bank (disclosure required by section 303A.11

of the
NYSE Listed Company Manual) is available on the Corporate Governance section of the Registrant’s website at
https://www.td.com/ca/en/about

-td/corporate-profile/corporate-governance
.
Disclosure Pursuant to Section 13(r) of the Securities Exchange

Act of 1934
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights

Act of 2012 (Section 219), which added Section 13(r)
to the Securities Exchange Act of 1934, as amended, the Bank is required to disclose whether it or any of its affiliates have knowingly
engaged in certain specified activity related to Iran or with certain other persons that are the subject of U.S. sanctions laws. During the
fiscal year ending on October 31, 2025, the Bank identified three matters pursuant to Section 219.

The Bank identified a personal account opened in Canada with an initial deposit of CAD 3,000.00 for an individual designated by the
U.S. Department of the Treasury’s

Office of Foreign Assets Control pursuant to Executive Order

13224. The Bank froze the account
as well as filed a disclosure with the local competent authority pursuant to the Canadian

Criminal Code, due to the identified
connection of the individual with a Canada-listed terrorist organization.

No other transactions were conducted on the account.

The Bank identified a banking relationship with a separate individual designated by the U.S. Department of the Treasury's Office

of
Foreign Assets Control pursuant to Executive Order 13224.

The banking relationship consisted of a credit card account that had been closed earlier in the fiscal year and an inactive personal account held in Canada.

The Bank froze the personal account as well as filed
a disclosure with the local competent authority pursuant to the Canadian

Criminal Code, due to the identified connection of the
individual with a Canada-listed terrorist organization.

No other transactions were conducted via the account.

The Bank identified a banking relationship with an individual designated by the

U.S. Department of the Treasury's Office

of Foreign
Assets Control as subject to secondary sanctions pursuant to Executive

Order 13902.

This individual was designated due to acting as
a facilitator of financial activities on behalf of the Iranian government.

The banking relationship consisted of two personal accounts
held in Canada, both with minimal activity.

The Bank ended its relationship with this individual.

The Bank’s gross revenue

and net profit attributable to these three relationships was de minimis and not material to the Bank’s
business. The Bank does not intend to engage in further activity with respect to these relationships.
Signatures
Pursuant to the requirements

of the Exchange

Act, the Registrant certifies

that it meets all

of the requirements

for filing on Form

40-F
and has duly caused this annual report to be signed on its behalf by the undersigned,

thereto duly authorized.
Registrant: THE TORONTO-DOMINION BANK
By: /s/ Kelvin Tran
Name: Kelvin Tran
Title: Group Head and Chief Financial Officer
Date: December 4, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
ANNUAL REPORT PURSUANT TO
SECTION 13(a) or 15(d) OF
THE SECURITIES EXCHANGE ACT OF

1934
________________________________
THE TORONTO-DOMINION BANK
________________________________
EXHIBITS
________________________________
INDEX TO EXHIBITS
No. Exhibits
97
Incentive Compensation Clawback Policy Incentive  Compensation Clawback Policy (incorporated  by reference to Exhibit 97 to the Form
40-F filed with the SEC on December 6,  2024)
99.1
Annual Information Form dated December  3, 2025
99.2
2025 Management’s Discussion and Analysis
99.3
2025 Annual Financial Statements
99.4
Industry Guide 3 – Return on Assets and  Equity to Assets Ratios
99.5
Code of Ethics (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on March 4, 2025)
99.6
Consent of Independent Registered Public  Accounting Firm
99.7
Certification Pursuant to Section 302 of  the U.S. Sarbanes-Oxley Act of 2002
99.8
Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section  906 of the U.S. Sarbanes-Oxley Act of  2002
101
The following financial information from

The Toronto-Dominion Bank's Annual Report on Form 40-F

for the year ended October 31,
2025 formatted in Inline XBRL: (i) Consolidated

Balance Sheet as at October 31, 2025 and

2024; (ii) Consolidated Statements of Income,
Comprehensive Income, Changes in Equity, and Cash Flows

for each of the two years ended October

31, 2025; and (iii) Notes to
Consolidated Financial Statements.
104
Cover Page Interactive Data File (formatted

as Inline XBRL and contained in Exhibit

101)